sify



One Sify

Infinite Possibilities

Sify Technologies Limited

Annual Report
2025-26

Theme Introduction

One
Sify

Our strength lies in operating as One Sify, bringing together our full spectrum of capabilities into a unified, intelligent ecosystem that delivers end-to-end value. By seamlessly integrating networks, data centers, cloud, and managed services, we move beyond fragmented solutions to deliver a cohesive, end-to-end digital foundation. This convergence enables us to simplify complexity, enhance agility, and execute with greater precision, creating consistent, scalable value for our customers.

Infinite Possibilities

From this deep integration emerges Infinite Possibilities when platforms align and intelligence is embedded across every layer, outcomes are no longer incremental — they become exponential. We are positioned to unlock new pathways for innovation, enable more meaningful transformation, and help enterprises reimagine how they operate, compete, and grow in a digital-first world. Our AI-led capabilities further amplify this potential, bringing sharper insights, faster decision-making, and adaptive systems that evolve with changing needs.

In essence, One Sify is the engine that powers everything we do, and Infinite Possibilities is the impact it creates. Together, they represent a powerful synergy — where unified thinking, integrated platforms, and forward-looking innovation come together to unlock boundless opportunities for growth, resilience, and long-term value creation.

Content

Financial Statements

56
Standalone Financials

142
Consolidated Financials

Engineering India's
Digital Backbone

For over 25 years,

we have been at the forefront of building and strengthening India's digital foundation. What began as a vision to enable connectivity has evolved into a comprehensive ecosystem spanning networks, data centres, cloud, and managed services, powering enterprises, institutions, and digital ambitions across the country.



Through each phase of India's digital evolution, we have played a defining role, expanding reach, enhancing reliability, and continuously upgrading our capabilities to meet the growing demands of a connected economy. Our journey reflects a consistent commitment to scale, resilience, and innovation, ensuring that the backbone we build robust for today and ready for tomorrow.

We take pride in having enabled businesses to grow, transform, and compete in an increasingly digital world. By integrating infrastructure with intelligent services, we have created a platform that supports seamless operations and future-ready transformation.

As we look ahead, we remain committed to strengthening this backbone, continuing to invest, evolve, and lead, so that India's digital aspirations are supported by infrastructure that is dynamic and ambitious.


About STL

Empowering Connectivity Accelerating Transformation

We are India's most comprehensive and organically grown digital ICT service and solutions provider with global service capabilities. We have a proven track record of over quarter of a century.

Sify Technologies: Measuring Momentum

26 Years
Of Experience in
Securing Enterprise IT

27 Years
Of Listed on Nasdaq
Stock Exchange

5371
Skilled
Associates

5
Presence in
Countries

1,124
Fibre Nodes

5
Delivery Centers
in Major Cities



Our corporate strength encompasses our key assets including Data Centers, Networks and Cloud, and related digital services. With continuous evolution of the IT industry, we strive to facilitate digital transformation in enterprises across industries and sectors.

We remain focussed on the changing ICT requirements of the emerging digital economy and the evolving demands of large, mid and small-sized businesses. We place Cloud at the core of our solutions portfolio and operate within an integrated ICT ecosystem, making us the preferred partner for large enterprises, MNCs, and start-ups.

1
Open Cable
Landing System

192.36 MW
IT Power
Capacity

3
Submarine Cables
Terminated

1,800
MPLS network
presence in Cities

14
Pan India
Data Centers

10,340
SD-WAN Points
Across the Country



Partnering with Enterprises to Enable Digital Transformation

Sify Technologies Limited is a Nasdaq-listed Company, and an ICT solutions provider. Headquartered in Chennai, India. We are a leading IT infrastructure services partner, enabling enterprises to achieve their digital ambitions through digital@core services.

Built on world-class data centers, cloud and network assets, Sify Technologies has a wide portfolio of professional digital services.

Our Business Value Proposition

Sify Technologies is an ideal partner to manage the full spectrum of ICT needs of all for all organisations, across sector and scale.

Our focused knowledge, breadth of expertise and vast experience makes us ready to face and conquer any challenge on the converged ICT front. Our public, private and managed cloud services, leveraging enterprise-class technology, guarantees high availability, performance, scalability, and security.

We are the First Choice for Enterprises

The largest enterprise MPLS network, state-of-the-art and world-class Data Centers and Cloud interconnects form our key infrastructure. Our key partnerships with global technology majors, immense experience in digital transformation of organisations modelled on the cloud are the key tenets that make us the first choice of start-ups, medium-sized enterprises and also large organisations that are in the process of a rehaul.



Our Business



Sify Technologies
Limited for network
connectivity

Sify Infinit Spaces
Limited for data
center co-location

Sify Digital Services
Limited for all the IT
and digital services

Our Vision and Mission Statement



VISION

We are building a world in which our converged ICT ecosystem and our bring-it-on attitude will be the key competitive advantage to our customers.



MISSION

Seed entrepreneurial abilities within the organisation

Build digital convergence technologies

Deliver cost-effective solutions



A Global Organisation with Indian Values

Sify's ethos lies in the "Sify Way" of doing things

Everyone who is part of the Sify family is expected to conduct themselves by these values. The three core values of the Sify Way are embedded in the Company's corporate governance practices and provide guidance and direction:

Sify Way

Put
Customers First

Be
Accountable

Trust
the Team

Key FY 2025–26 Highlights



1

Resilient Revenue Growth

Sify sustained steady momentum, with annual revenues reaching **INR 4,48,771 Lakh**, reflecting an **~13%** over previous year growth, driven by strong traction across data center and network services



2

Strong EBITDA Expansion

EBITDA grew significantly faster than revenue, rising by **23.39%** over previous year to **INR 98,708 Lakh**, indicating improved operating leverage as infrastructure assets scale



3

Continued Data Center Capacity Addition

Sify has undertaken new data center and edge data center projects during the year, reinforcing its position in addressing rising enterprise and hyperscaler demand



4

Expanding Network Footprint

Sify's MPLS network expanded to **1,780+ cities**, marking a **~5 % Y-O-Y increase**, enhancing nationwide connectivity and enterprise reach



5

Scaled SD-WAN Deployment

SD-WAN adoption accelerated, with **10340** service points across India, and **1,927** under implementation reflecting growing enterprise demand for agile and software-defined networking solutions



6

Sustained Capital Investments

Sify continued to invest in future-ready infrastructure, with Yearly CAPEX reaching **INR 1,32,820 Lakh**, aligned with its long-term digital infrastructure strategy



7

Balanced and Integrated Business Mix

Revenue contribution remained diversified, with **Data Center (39%)**, **Network (39%)**, and **Digital Services (22%)**, reinforcing its integrated ICT positioning



8

AI-Ready Infrastructure Focus

Strategic investments continued in **AI-ready data centers,** GPU infrastructure, and cloud platforms, positioning the Company to capitalise on emerging AI and high-performance computing demand



What Makes Sify Unique



People   Process   Tools   Innovation

Sify Marketplace:
A One-stop Digital Platform for Our Customers

Single partner for Managed Services across Data Center, Cloud, NOC, SOC, EUS, and Non-IT

Best of Breed MSP Tools, Proactive Monitoring, Single Pane of Glass

Productivity improvement with automation and event co-relation

Catalogue-driven and optimised Hybrid Delivery Model

Full suite of ICT service elements, process compliance

Partner to address future transformation initiatives

SLA-based service with real time measurements and dashboards

A Strategic Long-term Partner in Digital Transformation

Matured delivery for Cloud, Network, Infrastructure and Application Managed Services and Migrations

Trusted hybrid cloud advisor – Support choice of deployments

Digital services – Implementation and conversion towards application modernisation

Invested in state-of-the-art tools and automation – Sify CMP, FlashNet, OnNet InfinitDigital Platform

Network services – SDN based self-service access to Cloud and Data Centers

Integrated play across Network, Data Center, Cloud Applications and security towards digital transformation

Single Vendor for end-to-end uptime SLA

Sify's Philosophy:
Accelerating Digital Evolution and Transformation



Relevance
Products and services aligned with market trends and customer needs



Investments
Investments in line with market trends and strategic objectives



Achievements
Recognised as a trendsetter or leader in multiple lines of business



Growth
Consistent growth through investments and customer engagements


Our Achievements in FY 2026



Entered into a **strategic partnership with HCLSoftware** to deliver fully managed **sovereign AI solutions**, enabling enterprises and government organisations to deploy secure, compliant, and end-to-end AI ecosystems within India



Achieved **NVIDIA DGX-Ready certification** for liquid cooling at our Chennai, Rabale and Noida data center facilities, enabling support for **high-density AI workloads (up to ~130 kW per rack)** and positioning our infrastructure for next-generation AI computing



Introduced **pay-per-use** colocation pricing across NVIDIA-certified, AI-ready hyperscale data center campuses, enhancing flexibility and lowering entry barriers for enterprise AI adoption



Strengthened our leadership in **sovereign and AI-ready infrastructure**, with integrated offerings spanning secure data centers, cloud platforms, and enterprise-grade applications—creating a **full-stack, subscription-led AI ecosystem**



Advanced our positioning as a **Managed Services Provider (MSP)** for AI-led transformation, with turnkey solutions designed to accelerate enterprise adoption and improve time-to-value



Strengthened governance and leadership with **strategic board appointments**, enhancing oversight and aligning leadership capabilities with long-term growth priorities



Continued expansion of **AI-led digital infrastructure investments**, including plans to scale hyperscale data center capacity and AI ecosystems across emerging hubs and Tier-2 cities, reinforcing long-term growth visibility


Our Growth Drivers: Current and Future

Growth Market



Sify's
Cloud Services



Hyperscale
CSPs Services



Cloud Assessment &
Migration Services



Multi-Cloud
Managed Services



SD WAN
Services



Hyperscale Cloud
Connected Services



Digital Recruitment
& Assessment
Services (iTest) App
Modernisation Services



AI Data Centers

Market to Capture



Network Transformation
& Operation Services



Managed
Security Services



Digitisation of
Secondary Sales



Digital Learning
Platform

Market to Build



EdgeConnect Services
(Edge Transformation)



Industry Solutions-
as-a Service

Qualify Certifications



- CMMI 5
- ISO 9001
- ISO 20000
- ISO 27001
- ISO 27017
- ISO 27018
- ISO 14001
- ISO 45001
- SSAE 18 Certification
- PCI DSS
- TL 9000
- SOC 1, 2 & 3
- Meity



Our Business Platforms

We deliver integrated ICT solutions for both cloud-native enterprises and organisations looking to outsource ICT as a managed service. These capabilities are structured across clearly defined and strategically aligned business segments.

Group Companies

Sify Technologies Limited

Network Services

INR 1,76,344 Lakh
Revenue*

39%
Share in Total Revenue

Reaches 1,780+ towns and cities in India

Sify dark fibre – 1,14,953 Kms

Fiber in 18 cities

Nx400 G metro networks deployed in India

3,800 base stations

1,124 fiber nodes Connects
>93 on-net DCs across India

2,030 wireless base stations

Sify Infinit Spaces Limited

Data Center Infrastructure

INR 1,75,188 Lakh
Revenue*

39%
Share in Total Revenue

All hyperscalers co-located with Sify

Includes India's top 5 banks and India's largest digital wallet

192.36 MW IT power available

14 Data Centers currently live
(Includes 3 AI-ready capacities)

Upto 99.999%+ Uptime

*As on March 31, 2026



Sify Digital Services Limited

Cloud and Digital Services

INR **97,238** Lakh
Revenue*

22%
Share in Total Revenue

Hosted AI platform
(Multi Instance GPU) as a service

Full–stack observability platform

Multi–cloud platform

Hosted private cloud as a service

HyperScale Cloud Services

Enterprise applications services:
S&P, Oracle, Microsoft



A Widening Footprint Across Geographies

A growing base of 10,100+ enterprises across sectors relies on our integrated Data Center, Network, and Security capabilities to power operations seamlessly across 1,780+ cities in India.

Building on this extensive domestic footprint, we are steadily strengthening our international presence across North America, the United Kingdom, and Singapore, enabling customers to operate with agility and consistency across global markets.



USA
Santa Clara

USA
New Jersey

Presence Across
5 Countries

Trusted Partner for Enterprise
Digital Transformation

Proven Track Record
in Executing Complex,
Large-Scale Programmes

Robust Digital Infrastructure with
Expanding Data Center Capacity
(192.36 MW)

Strong Partnerships with
Global Technology Leaders

14
Data Centers

50+
Pan India Edge Nodes



Europe
London

India

UAE
Dubai

Singapore

93
Connected Data Centers

1
Open Cable Landing System

5
Delivery Centers in Major Cities

NX 400G
Metro Networks Deployed in India



From Strategy to Execution — Partnering Every Step of the Way

Single partner for managed services across DC, Cloud, NoC, SoC, EUS, Non-IT

Catalogue-driven and optimised hybrid delivery model

Best-of-breed MSP tools, proactive monitoring, single pane of glass

Full suite of ITIL service elements, process compliance

SLA-based service with real-time measurement and dashboards

Productivity improvement with automation and event co-relation

Partner to address future transformation initiatives

Launch of private and hybrid cloud services

One Sify Marketplace

One Sify Marketplace is designed to enhance user experience through automation, providing a seamless platform for customers and partners to access a variety of products and services. By leveraging digital tools, the marketplace enables effortless procurement and management of services, improving efficiency and convenience.

The platform caters to existing customers, online customers, channel partners and Sify's business team. Some key benefits of the platform are – OSC integration, channel partner access, and enhanced customer experience.

The marketplace offers a diverse range of products that cater to different business needs. These products are designed to enhance operational efficiency and ease of use through automation, allowing businesses to focus on their core objectives while benefiting from streamlined service management. All of Sify's core products, such as Network, Colocation and Cloud Infinit are available for purchase through the One Sify Marketplace platform.



Sify Technologies Limited


Business Partners

      

      

      

     

      

      

Our GTM Partners

      

      

     

Designing for the
Next
Digital Leap

As we stand at the cusp of a new digital era, we recognise that the next phase of growth will be defined not just by scale, but by intelligence, agility, and purpose. We have consciously built our capabilities to stay ahead of this shift, anticipating evolving enterprise needs and preparing to serve a future that is increasingly digital, connected, and experience driven.

Our approach is rooted in foresight and execution. We are continuously strengthening our technological backbone, expanding our service capabilities, and refining our operating models to align with the rapidly changing contours of digital demand. This enables us to move beyond participation and take on a more defining role in shaping enterprise transformation journeys.

We see this as an opportunity to lead with intent. By combining innovation with deep domain expertise, we are enabling businesses to reimagine their digital strategies, accelerate adoption, and unlock new efficiencies. Our focus remains on creating scalable, resilient, and future-ready solutions that empower our customers to navigate complexity with confidence.

As we design for the next digital leap, we are not just preparing for what lies ahead — we are actively building it.



Strategy

Strategic Levers of Performance

Our strategy is anchored in clarity of purpose and a deep understanding of customer priorities. By continuously aligning our offerings with evolving expectations, we strengthen engagement and drive long-term loyalty.

Disciplined execution remains central to our approach, enabling us to deliver consistent performance while unlocking new avenues for growth. As we scale, we remain focused on balancing profitability with sustainability.

Above all, our commitment to delivering meaningful customer experiences underpins our ability to build a strong, adaptable, and future-ready business.

Our Strategic Blueprint



Cementing Customer Connect

Pursuing Value-Driven Growth

Balance Sheet Strengthening

Strategy 1

Cementing Customer Connect

Key Tenet of the Strategy

Attracting and retaining high-value customers, generating more business, assisting them in resolving their service issues and delivering exceptional customer experiences continues to be the bedrock of our strategy.

Our Focus Area

- Strengthening service delivery platforms
- Tapping new customers in existing sectors
- Entering new-age sectors

Initiatives in FY 2026

Launch of Pay-Per-Use AI Infrastructure Model

During the year, we introduced an industry-first pay-per-use colocation pricing model to support the growing demand for AI cloud services. Built on our NVIDIA DGX-Ready certified data centers across Chennai, Noida, and Navi Mumbai, this model enables high-density AI workloads with capacities of up to 130 kW per rack.

With hourly pricing that includes hosting, power, and infrastructure, we eliminate upfront investment barriers and reduce fixed-cost risks. Backed by our integrated ICT ecosystem, we enhance flexibility, accelerate deployment, and empower enterprises to scale AI adoption efficiently.





Strategy 2
Pursuing Value-Driven Growth



Key Tenet of the Strategy

Through our advanced delivery platforms and updated technologies, we continue to upgrade our products and solution, and in the process, we satiate the ever-evolving needs of our customers to pursue value-driven growth. Our relentless commitment to excellence helps businesses transform, drives progress and fosters future growth.



Our Focus Areas

Continuously widen the product basket to encompass customer-relevant solutions

Embrace new technologies to develop new-age solutions

Strengthen customer relations



Initiatives in FY 2026

Driving Sustainable and Disciplined Growth

Our pursuit of responsible and innovative growth was reinforced through sustainable practices embedded across our operations. We continued to make strategic investments guided by a forward-looking approach, enabling us to anticipate evolving market dynamics and capture emerging opportunities.

At the same time, we remained focused on cost efficiency and fiscal discipline, ensuring that our financial strategy stayed aligned with long-term value creation. This balanced approach positions us to deliver resilient growth while creating enduring value for all stakeholders.





Strategy 3

Balance Sheet Strengthening



Key Tenet of the Strategy

Financial prudence and operational excellence are the foundation of our robust balance sheet. This also positions us to channelise continuous investments in the space for future growth opportunities. Our capital allocation priorities, a stringent focus on derisking and our comfortable net debt to EBITDA further strengthens the balance sheet.



Our Focus Areas

Enhance free cash flow generation





Initiatives in FY 2026

Enhancing Financial Discipline and Operational Efficiency

We will strengthen financial discipline and operational efficiency through rigorous cost optimisation, improved working capital management, and prudent capital allocation aligned with strategic priorities. Our focus remains on high-return investments while maintaining a strong cash position and disciplined leverage.

Supported by robust governance, risk management, and enhanced digital monitoring, these initiatives will drive sustainable growth, improve resilience, and preserve financial agility while maintaining a healthy net debt to EBITDA ratio.



COMMUNICATION NETWORK
Structured Cabling
LAN / WAN
Datacenter Networks
Wireless Networks
Network Security
Signal Stability
Communication
Global Network
Safety Usage 13 %
Game Usage 24 %
Social Usage 32 %
Media Usage 80 %
Communication Network Detail
Social Network
Global Network
Broadcasting
Telecommunication
Social Media
Communication Network

Financial Highlights

EBITDA
(INR in Lakh)

FY21	50,856
FY22	60,400
FY23	62,907
FY24	67,568
FY25	75,618
FY26	**98,708**

Term Debt
(INR in Lakh)

FY21	61,133
FY22	98,415
FY23	1,81,602
FY24	2,71,152
FY25	3,22,514
FY26	**2,99,560**

Profit / (Loss) Before Tax
(INR in Lakh)

FY21	16,003
FY22	18,628
FY23	10,210
FY24	3,520
FY25	(2,865)
FY26	**(9,415)**

Earnings Per Share (Basic)
(INR)

FY21	8.5
FY22	6.9
FY23	3.6
FY24	0.92
FY25	(2.10)
FY26	**(3.15)**

Profit / (Loss) After Tax
(INR in Lakh)

FY21	15,319
FY22	12,725
FY23	6,745
FY24	1,689
FY25	(7,850)
FY26	**(13,664)**

Shareholder Funds
(INR in Lakh)

FY21	1,31,636
FY22	1,44,887
FY23	1,51,568
FY24	1,80,839
FY25	2,01,408
FY26	**1,89,442**

Graph not scaled

Board of Directors



Mr. Raju Vegesna
Chairman & Managing Director



Mrs. Vegesna Bala Saraswathi
Director



Mr. M.P. Vijay Kumar
Executive Director & Group CFO



Mr. Arun Seth
Independent Director



Dr. Thomas Michael Bradicich
Independent Director



Mrs. Padmaja Chunduru
Independent Director



Dr. Ram Sewak Sharma
Independent Director



Corporate Information

Audit Committee

Mr. Arun Seth

Mrs. Padmaja Chunduru

Dr. Ram Sewak Sharma

Compensation / Nomination & Remuneration Committee

Dr. Ram Sewak Sharma

Mr. Arun Seth

Dr. Thomas Michael Bradicich

Corporate Social Responsibility Committee

Mrs. Vegesna Bala Saraswathi

Mr. Raju Vegesna

Dr. Thomas Michael Bradicich

Technology and Sustainability Committee

Dr. Thomas Michael Bradicich

Mr. Raju Vegesna

Mr. Arun Seth

Registered Office

2nd Floor, Tidel Park,

No. 4, Canal Bank Road,

Taramani, Chennai- 600113, Tamil Nadu

Statutory Auditors

M/s. Manohar Chowdhry & Associates

Chartered Accountants

Chennai

Internal Auditors

M/s. Yoganandh & Ram LLP

Chartered Accountants

Chennai

Secretarial Auditor

Mr. V Ramasubramanian

Chennai

Cost Auditor

Mr. S Ramachandran

Chennai

Registrar And Share Transfer Agent

GNSA Infotech Private Limited

5th Floor, F-Block, Nelson Chambers,

No.115, Nelson Manickam Road,

Aminjikarai, Chennai 600030, Tamil Nadu

Tel : +91- 44 – 4296 2000 | Email: sta@gnsaindia.com

Bankers

State Bank of India

Axis Bank Limited

HDFC Bank Limited

Yes Bank Limited

IndusInd Bank Limited

IDFC First Bank Limited

Federal Bank Limited

DBS Bank Limited

Depositary for ADR holders

JPMorgan Chase Bank, N.A,

270 Park Avenue, Floor 8
New York, NY 10017


Board's Report

To

THE MEMBERS OF

SIFY TECHNOLOGIES LIMITED (Company / STL)

The Board of Directors of your Company are pleased to present the report on business and operations along with the Audited Financial Statements for the financial year ended March 31, 2026.

FINANCIAL PERFORMANCE:

The key highlights of the financial and operating performance of the Company for the financial year ended March 31, 2026, as compared to the previous financial year ended March 31, 2025, are summarized in the table below:

(Amount ₹ in millions)

Particulars	Standalone		Consolidated	
	Financial Year 2025-26	Financial Year 2024-25	Financial Year 2025-26	Financial Year 2024-25
Revenue from Operations	13,848.32	12,303.30	44,877.05	39,885.58
Earnings before Finance Costs, Tax, Depreciation & Amortisation, Other Income and Exceptional items	2,837.67	1,723.40	9,869.85	7,561.76
Depreciation and amortization	(2,427.98)	(2,166.70)	(7,274.25)	(5,633.05)
Earnings before Finance Costs & Tax	1,202.50	273.73	3,008.71	2,455.30
Finance Costs	(903.12)	(909.84)	(3,950.18)	(2,741.77)
Other Income (Including Forex Gain, Gain on sale of Property, Plant and Equipment)	792.81	725.98	413.11	529.19
Other Expenses (Including Forex Loss, Loss on sale of Property, Plant and Equipment)	(2,222.78)	(2,091.36)	(5,280.83)	(4,400.80)
Profit Before Tax	299.38	(636.11)	(941.47)	(286.47)
Profit After Tax	184.23	(582.88)	(1,366.37)	(785.02)

Standalone Financial Performance:

During the financial year, on a Standalone basis, your Company registered revenue from operations of ₹ 13,848.32 million as against ₹ 12,303.30 million in the previous year, an increase of 12.56%. Earnings before Finance Costs, Tax, Depreciation & Amortisation, Other Income and Exceptional items for the year was ₹2,837.67 million as compared to ₹ 1,723.40 million in the previous year, an increase of 64.66%. The net profit after tax for the year was ₹ 184.23 million compared to Loss of ₹ 582.88 million in the previous year.

Consolidated Financial Performance:

During the financial year, on a Consolidated basis, your Company registered revenue from operations of ₹ 44,877.05 million compared to ₹ 39,885.58 million in the previous year, an increase of 12.51%. Earnings before Finance Costs, Tax, Depreciation & Amortisation, Other Income and Exceptional items for the year was ₹9,869.85 million as compared to ₹ 7,561.76 million in the previous year, an increase of 30.52%. The Loss for the year was ₹ 1,366.37 million compared to Loss of ₹ 785.02 million in the previous year.

FINANCIAL INFORMATION OF THE SUBSIDIARIES:

The Consolidated Financial Statements have been prepared in accordance with Section 129 (3) of the Companies Act, 2013 ("the Act") and the relevant accounting standards.

As on March 31, 2026, the Company has six (6) subsidiaries as defined under Section 2 (87) of the Act. A summary of the financial performance of the subsidiaries is given below:

(Amount ₹ in million)

Name of the Subsidiary	% of equity shareholding	Revenue from operations		Profit / Loss	
		March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Sify Infinit Spaces Limited (SISL)	88.45%	17,605.28	14,283.65	372.17	1,264.05
Sify Digital Services Limited (SDSL)	100%	9,578.57	9,765.50	(1,820.99)	(1,309.19)
Sify Technologies (Singapore) Pte Limited (Sify Singapore)	100%	3,795.19	3,500.15	82.13	72.64



(Amount ₹ in million)

Name of the Subsidiary	% of equity shareholding	Revenue from operations		Profit / Loss	
		March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Sify Technologies North America Corporation (STNAC)	100% held by SDSL	643.10	708.09	(42.15)	69.65
Sify Data and Managed Services Limited (SDMSL)	100%	-	-	4.67	4.75
SKVR Software Solution Private Limited (SKVR)	51% held by STL 49% held by SISL	384.00	19.95	(21.97)	(55.87)

KEY HIGHLIGHTS OF THE SUBSIDIARIES:

Sify Infinit Spaces Limited (SISL):

During the year, SISL, as part of its strategic growth and capital-raising initiatives, filed its Draft Red Herring Prospectus (DRHP), with the Securities and Exchange Board of India (SEBI) and the Stock Exchanges on October 17, 2025, in connection with the proposed Initial Public Offering (IPO) of its Equity Shares.

SISL received in-principle approvals from both BSE and NSE for the proposed listing of its securities, pursuant to their letters dated January 2, 2026.

The proposed IPO is aimed at enabling SISL to access the capital markets, strengthen its capital structure, and enhance financial flexibility to support ongoing as well as future expansion and growth initiatives. The filing of DRHP represents a significant milestone in the growth trajectory of SISL and reaffirms its commitment to the highest standards of corporate governance, transparency, and regulatory compliance.

During the year, SISL continued to invest in capacity expansion across its data center facilities, entered into customer contracts with enterprise and hyperscale clients, to enhance operational efficiencies and service capabilities.

During the year, SISL issued and redeemed Commercial Papers (CPs) aggregating to ₹ 400 million. CPs were listed on BSE Limited on May 15, 2025 and were issued to refinance existing term loans relating to operational projects.

SISL issued Compulsorily Convertible Debentures (CCDs) aggregating to ₹ 250 million to the Company for meeting the operational requirements on August 12, 2025.

Pursuant to conversion of Compulsorily Convertible Debentures (CCDs) and Compulsorily Convertible Preference Shares (CCPS) into equity shares, SISL ceased to be a wholly owned subsidiary effective February 7, 2026.

Sify Digital Services Limited (SDSL):

Considering the capital required for supporting growth, your Company subscribed to equity shares under rights issue made by SDSL to the extent of ₹ 1500 million during the financial year. Subsequently, SDSL allotted 37.5 million equity shares on a rights issue basis having face value of ₹ 10 per share at an issue price of ₹ 40 per share to the Company.

SKVR Software Solution Private Limited (SKVR):

During the year, shareholders of SKVR approved issue of 150 million Non-Cumulative Redeemable Preference Shares (NCRPS) at its extra-ordinary general meeting held on July 21, 2025 and allotted 126 million NCRPS having face value of ₹ 10/- each, at an issue price of ₹ 10/- each, aggregating to ₹ 1260 million to SISL on a preferential basis.

During the year, no Company has newly become or ceased to be a subsidiary of your Company. Also, there have been no material changes in the nature of the business of the subsidiaries during the year.

Performance and financial position of each of the subsidiaries are included in the Consolidated Financial Statements. During the year, the Board of Directors reviewed the affairs of the subsidiaries.

The Company monitors the performance of its Subsidiaries, *inter alia*, by the following means:

- The Financial Statements and in particular investments made by the subsidiary companies are reviewed by the Audit Committee of the Company.

- The executive summary of minutes of the Board Meetings of the subsidiaries are circulated to the Board of the Company for its review at its quarterly meeting.

- The details of all significant transactions and arrangements entered into by the subsidiary companies are placed before the Board of the Company.



Pursuant to the provisions of Section 129 (3) of the Act, a statement containing a report on the performance and financial position of each of the subsidiaries is included in the consolidated financial statements and the same has been annexed as AOC-1 forming part of the Financial Statements.

Associate / Joint Venture Company:

The Company does not have any Associate or Joint Venture Company. Further, during the financial year, no entity has become or ceased to be an Associate or Joint Venture of the Company.

Industry Overview:

India's Information and Communications Technology (ICT) industry is a cornerstone of the country's economic growth and global positioning, having evolved from a cost-arbitrage outsourcing hub into a sophisticated, innovation-driven ecosystem. The sector, encompassing IT services, business process management (BPM), telecom, and digital platforms, contributes close to 10% of India's GDP and employs millions, making it one of the largest ICT industries globally. Historically driven by exports to markets such as North America and Europe, the industry continues to derive a significant portion of its revenue from global clients, particularly in areas like application development, maintenance, and enterprise services.

However, the structure of the industry is undergoing a notable transformation. Traditional outsourcing services are gradually maturing, with slower growth as automation and artificial intelligence reduce reliance on labour-intensive models. In contrast, high-value segments such as cloud computing, cybersecurity, digital engineering, and AI-driven solutions are expanding rapidly, reshaping service portfolios and revenue streams. This shift reflects changing client expectations, as enterprises increasingly seek strategic partners capable of delivering business outcomes rather than just cost efficiencies.

In the near term, the industry is experiencing moderate growth, influenced by global macroeconomic uncertainty, cautious enterprise spending, and a focus on cost optimisation among clients. Despite this, demand for digital transformation remains resilient, with organisations continuing to invest in technologies that enhance efficiency, agility, and competitiveness. India's strong positioning in global delivery, combined with its large and skilled workforce, continues to provide a competitive advantage.

At the same time, the domestic market is emerging as a significant growth driver. With hundreds of millions of internet users, widespread smartphone adoption, and affordable data, India has one of the largest and fastest-growing digital consumer bases in the world. Government-led initiatives in digital identity, payments, and data infrastructure have further accelerated digital adoption across sectors such as banking, retail, healthcare, and public services. This has created new opportunities for ICT companies to serve domestic enterprises and consumers, reducing reliance on export markets.

Another defining feature of the current landscape is the evolution of the talent base. The industry is undergoing a large-scale reskilling effort, with increasing emphasis on AI, machine learning, cloud, and data analytics, while routine roles are gradually being automated.

Additionally, the geographic distribution of talent is shifting, with Tier-2 and Tier-3 cities becoming important hubs due to lower costs and improved infrastructure. The rise of Global Capability Centres (GCCs), which now perform strategic functions such as R&D and product development, further underscores India's growing role in the global technology value chain.

The Union Budget 2026-27 introduced a tax holiday until 2047 for eligible foreign cloud service providers using India-based data centres This initiative aims to establish India as a global AI and cloud infrastructure hub. This policy is anticipated to strengthen India's technology supply chain, attracting high-quality Foreign Direct Investment (FDI) in data infrastructure.

A parallel event is the recent global unrest which has also cemented India's place as a safe international domicile for data. The Indian market is now seeing early enquiries as a DR location for West Asian locations. As a tail-end, this should demand for sub-sea network connectivity, its terrestrial connection and should spur the demand for IT services.

Overall, the Indian ICT industry is in a transition phase, balancing short-term headwinds with long-term structural opportunities. Its ability to move up the value chain, invest in innovation, and leverage domestic demand will determine its future trajectory as a global digital leader.

Trends in the Indian IT Market:

1. **Mainstream Adoption of Generative AI:**

   Generative AI is rapidly moving from experimental use cases to enterprise-wide deployment, transforming software development, customer service, and knowledge work by automating complex tasks and enabling new forms of productivity.

2. **Shift to Hybrid and Multi-Cloud Architectures:**

   Enterprises are increasingly adopting hybrid and multi-cloud strategies to balance flexibility,



cost efficiency, and resilience, making cloud infrastructure the default foundation for digital operations.

3. **Legacy System Modernisation:**

    Organisations are investing heavily in modernising legacy systems through cloud-native architectures, microservices, and APIs, driving demand for system integration and digital engineering services.

4. **Expansion of Global Capability Centres (GCCs)**

    GCCs in India are evolving from back-office operations into innovation hubs that handle advanced functions such as analytics, AI development, and product engineering, strengthening India's role in global value chains.

5. **Increased Focus on Cybersecurity**

    As digital adoption grows, cybersecurity has become a strategic priority, leading to higher investments in security solutions, regulatory compliance, and risk management capabilities.

Drivers Accelerating These Trends into Business Models

- Artificial Intelligence and Automation enabling outcome-based and platform-driven service delivery models, reducing reliance on labour-intensive approaches.

- Cloud Infrastructure Growth supporting scalable, subscription-based and as-a-service business models across industries.

- Rising Domestic Digital Demand creating opportunities for locally tailored digital platforms and products beyond export-led services.

- Government Digital Initiatives and Policy Support providing foundational infrastructure and regulatory clarity that encourage innovation and investment.

- Evolving Talent and Skill Ecosystem allowing firms to build high-value capabilities in AI, cloud, and digital engineering, accelerating the shift toward innovation-led offerings.

Credit Rating:

The credit rating reflects the strength of Company's business model, operational effectiveness and long-term outlook. The details of credit rating obtained by the Company during the year are given below:

Rating Agency	Type	Rating
ICRA*	Long-Term	"ICRA AA" Outlook "Stable"
	Short-Term	"ICRA A1+"
CARE#	Long-Term	"CARE AA- "Outlook "Stable"
	Short-Term	"CARE A1+"

*ICRA has upgraded the long-term credit rating to "ICRA AA" Outlook "Stable" and reaffirmed the short-term credit rating to "ICRA A1+" on February 5, 2026.

#CARE has re-affirmed long-term credit rating to "CARE AA- "Outlook "Stable" and reaffirmed the short-term credit rating to "CARE A1+" on January 13, 2026

Your Company continues to manage its treasury operations efficiently and has been able to borrow funds for its operations at competitive rates.

Transfer to General Reserves:

During the year, your Company has transferred ₹ 0.87 million from Associate Stock Option Outstanding to General Reserve in respect of lapsed / forfeited options.

Dividend:

Considering the planned capacity expansions, your directors do not recommend any dividend for the year ended March 31, 2026.

Holding Company:

Your Company continues to be a subsidiary of M/s. Ramanand Core Investment Company Private Limited ("RCICPL"), as defined under Section 2(46) read with Section 2(87) of the Act.

As on March 31, 2026, the shareholding of RCICPL in your Company was 29,54,55,000 equity shares of face value of ₹ 10/- (Rupees Ten Only) each, aggregating to 67.98% of the paid-up equity share capital of the Company.

Share Capital:

As of March 31, 2026, the share capital of your Company is as follows:

Type of Share capital	Authorised Share Capital		Issued, Subscribed and Paid-up Share Capital	
	No. of Shares	Amount in ₹	No. of Shares	Amount in ₹
Equity	75,00,00,000	750,00,00,000	43,46,07,689	434,60,76,890
Preference	25,00,00,000	250,00,00,000	-	-

During the year, the Company has not issued any:

- Rights shares
- Equity shares with differential voting rights

- Sweat equity shares
- Convertible securities
- Warrants or debentures

Your shareholders have approved the issuance of Non-Convertible Debentures at the Annual General Meeting held on August 14, 2025, resulting in consequential amendment of Articles of Association (AOA) of the Company by insertion of clauses enabling issuance of debentures.

Issue of Shares under ESOP:

During the year, your Company allotted 5,05,290 equity shares of face value of ₹ 10/- each under Sify Associate Stock Option Plan -2014 (ASOP 2014), pursuant to exercise of options by eligible associates of the Company and its subsidiaries upon exercise of an equal number of stock options vested in them pursuant to the extant Stock Option Schemes of the Company under ASOP 2014.

The equity shares issued under ASOP 2014 shall rank *pari-passu* in all respects with the existing equity shares of the Company.

No employee was issued stock options during the year.

The options issued under ASOP 2014 and the disclosures in compliance with the provisions of Section 62 of the Act read with Rule 12 (9) of the Companies (Share Capital and Debentures) Rules, 2014, are set out below:

S. No.	Particulars	2025-26		2024-25	
		No of Options	No of Employees	No of Options	No of Employees
1.	Options granted	Nil	Nil	Nil	Nil
2.	Options vested (out of grants prior to March 31, 2024)	2,00,756	17	24,43,621	125
3.	Options exercised	84,215	8	1,28,496	15
4.	Total number of shares arising as a result of exercise of option	84,215	8	1,28,496	15
5.	Options lapsed	60,604	7	21,41,158	112
6.	Exercise price (options exercised during the FY)	₹ 261.54, ₹ 265.38, ₹ 437.16, ₹ 377.58 and ₹ 437.22		₹ 235.38, ₹ 261.54 and ₹ 265.38	
7.	Variation of terms of options	Nil	Nil	Nil	Nil
8.	Money realized by exercise of options (in Lakhs)	₹ 272.45	8	₹ 320.44	0
9.	Total number of options in force	78,788	5	1,73,967	17

Note -The aforesaid stock options reflect the changes due to the corporate actions effected during the financial year 2024-25 such as rights issue and change in ratio, whereby one (1) ADS represents six (6) equity shares.

Employee-wise details of options granted to:

S. No.	Particulars	No. of Options
1.	Key Managerial Personnel	-
2.	Any other employee who receives a grant of options in any one year of option amounting to five percent or more of options granted during that year	-
3.	Identified employees who were granted options, during any one year, equal to or exceeding one percent of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	-

Loans, Guarantees, and Investments:

The particulars of Loans, Guarantees given, and Investments made by the Company as covered under the provisions of Sections 186 and 134 (3) (g) of the Act form part of respective notes to the Financial Statements.

Unsecured Loan from Directors:

During the year under review, the Company has not borrowed any unsecured loans from any of the Directors of the Company.

Deposits:

Your Company has not accepted any deposits covered under Chapter V of the Act [(i.e., deposits within the meaning of Rule 2(1)(c) of the Companies (Acceptance of Deposits) Rules, 2014)], during the year, and as such, no amount on account of principal or interest on deposits from public was outstanding as on the date of the Balance Sheet.



Thus, the details of deposits required as per the provisions of the Companies (Accounts) Rules, 2014 are as follows:

(a)	Accepted during the financial year 2025-26	Nil
(b)	Remained unpaid or unclaimed during the financial year 2025-26	Nil
(c)	Whether there has been any default in repayment of deposits or payment of interest thereon during the financial year 2025-26 and if so, number of such cases and total amount involved –	Nil
		Nil
	(i) At the beginning of the year	Nil
	(ii) Maximum during the year	
	(iii) At the end of the year	
(d)	Details of Deposits which are not in compliance with the requirements of Chapter V of the Companies Act, 2013	Nil

Related Party Transactions:

All transactions with related parties that were entered into during the year were in the ordinary course of business and were on an arm's length basis. There were no material transactions made by the Company with related parties, i.e. transactions of the Company of material nature with its promoters, directors, or the management, their subsidiaries, or relatives, etc., which may have a potential conflict with the interest of the Company at large. There were no contracts or arrangements entered with related parties during the year to be disclosed under Sections 188 (1) and 134 (3) (h) of the Act in Form AOC-2.

Governance and Ethics:

Corporate Governance

Your Company is compliant with the requirements of SEC / NASDAQ Regulations relating to the independence of Directors on the Board, Audit, Compensation/ Nomination and Remuneration Committees.

In further compliance with the law of the land and the guidelines laid down by the Ministry of Corporate Affairs, the Company affirms its consonance with the principles of the National Guidelines on Responsible Business Conduct (NGRBC).

Businesses should:

1. conduct and govern themselves with integrity in a manner that is Ethical, Transparent and Accountable.

2. provide goods and services in a manner that is sustainable and safe.

3. respect and promote the well-being of all employees, including those in their value chains.

4. respect the interests of and be responsive to all their stakeholders.

5. respect and promote human rights.

6. respect and make efforts to protect and restore the environment.

7. when engaging in influencing public and regulatory policy, do so in a manner that is responsible and transparent.

8. promote inclusive growth and equitable development.

9. engage with and provide value to their consumers in a responsible manner.

Your Company ensures strict compliance with the Whistle Blower Policy and Code of Conduct for the Board of Directors and Senior Management.

The provisions of the Sarbanes-Oxley Act of 2002 which are applicable to the Company have been complied with.

Board, Committees of the Board and Key Managerial Personnel:

Board of Directors:

The Board of the Company is duly constituted. The composition of the Board of Directors is in accordance with the provisions of Section 149 of the Act and the Rules made thereunder, with an optimum combination of Executive, Non-Executive and Independent Directors. As on the date of this Report, the Board comprises 7 (Seven) Directors, including 4 (Four) Independent Directors. None of the directors of the Company are disqualified from being appointed as Directors as specified in Section 164 (2) of the Act.

None of the Directors are related to each other within the meaning of Section 2 (77) of the Act, except Mr. Vegesna Ananta Koti Raju and Mrs. Vegesna Bala Saraswathi.



The Board of Directors of your Company comprises the following Directors, as on March 31, 2026:

S. No	Name of the Director	Director Identification Number (DIN)	Designation
1	Mr. Vegesna Ananta Koti Raju	00529027	Chairman & Managing Director
2	Mrs. Vegesna Bala Saraswathi	07237117	Non-Executive Director
3	Mr. M. P. Vijay Kumar	05170323	Whole-time Director
4	Mr. Arun Seth	00204434	Non-Executive Independent Director
5	Dr. Thomas Michael Bradicich	10672895	Non-Executive Independent Director
6	Dr. Ram Sewak Sharma	02166194	Non-Executive Independent Director
7	Mrs. Padmaja Chunduru	08058663	Non-Executive Independent Director

Board Diversity:

Your Board comprises individuals of high integrity, competence, and diverse professional backgrounds, bringing together a balanced mix of skills, experience, and expertise across various fields. Your directors collectively contribute strong leadership, strategic insight, and financial acumen, and devote adequate time and attention to the affairs of the Company.

In line with applicable regulatory requirements, including those of the U.S. Securities and Exchange Commission and the listing standards of NASDAQ, the Board has identified core skills, expertise, and competencies required for its effective functioning, aligned with the Company's business and strategic objectives.

Retirement by Rotation:

In accordance with the provisions of Section 152 of the Act and the Articles of Association of the Company, Mrs. Vegesna Bala Saraswathi (DIN: 07237117), Non-Executive Director, retires by rotation at the ensuing Annual General Meeting ("AGM") and, being eligible, offers herself for re-appointment.

The Board of Directors, based on the recommendation of the Compensation / Nomination and Remuneration Committee, has recommended her re-appointment for the approval of the members. Brief particulars of the Director seeking re-appointment are provided in the Notice of the ensuing AGM in accordance with the applicable Secretarial Standards.

Particulars of changes to the Board Appointment / Re-appointment:

During the year, the following changes took place in the composition of the Board:

(i) Dr. Ajay Kumar (DIN: 01975789), Independent Director, resigned from the Board with effect from May 15, 2025, upon his appointment as the Chairman of the Union Public Service Commission pursuant to the order of the Hon'ble President of India. The Board places on record its sincere appreciation for the valuable services rendered by Dr. Ajay Kumar during his tenure.

(ii) Dr. Ram Sewak Sharma (DIN: 02166194) was appointed as an Additional Director (Independent) for a term of 5 (five) years with effect from June 20, 2025. His appointment was subsequently approved by the members at the 29th AGM held on August 14, 2025.

Key Managerial Personnel (KMP):

Pursuant to the provisions of Section 203 of the Act, the following are the Key Managerial Personnel of the Company as on March 31, 2026:

• Mr. Vegesna Ananta Koti Raju – Chairman and Managing Director

• Mr. M. P. Vijay Kumar – Whole-time Director

• Mr. Veeraraghavan Ramanujan – Chief Financial Officer

• Mrs. Meenakshi Jayaraman – Company Secretary

Independent Directors:

The Company has received declarations from all Independent Directors confirming that they meet the criteria of independence as prescribed under Section 149 (6) of the Act and applicable listing regulations, and that they are not aware of any circumstance which may impair their independence.

The Independent Directors have also confirmed compliance with the Company's Code of Conduct during the year under review. In the opinion of the Board, the Independent Directors possess requisite integrity, expertise, and experience and fulfil the conditions specified under the applicable laws and regulations.

The Compensation / Nomination and Remuneration Committee has laid down criteria for determining qualifications, positive attributes, and independence of Directors. The Committee considers various factors including professional qualifications, experience, integrity, and ability to devote sufficient time to discharge responsibilities effectively.

In terms of Section 150 of the Act read with applicable Rules, the Independent Directors have confirmed that



they are registered with the databank maintained by the Indian Institute of Corporate Affairs and shall comply with the requirements relating to the online proficiency test, wherever applicable.

During the year under review, the Non-Executive Directors of the Company had no pecuniary relationship or transactions with the Company, other than sitting fees and reimbursement of expenses incurred by them for the purpose of attending meetings of the Board/Committees of the Company.

As on March 31, 2026, the following Non-Executive Directors are Independent Directors of the Company:

1) Mr. Arun Seth

2) Dr. Thomas Michael Bradicich

3) Mrs. Padmaja Chunduru

4) Dr. Ram Sewak Sharma

Board Meeting:

The Board / Committee Meetings are prescheduled, and a tentative calendar of the meetings is circulated to the Directors well in advance to help them plan their schedules and ensure meaningful participation.

If there is a need arise in the case of special and urgent business, the Board's approval is obtained by way of urgent meeting and/or passing resolutions through circulation, as permitted by law, which is confirmed in the subsequent Board Meeting. The Company has complied with Secretarial Standards issued by the Institute of Company Secretaries of India on the Board Meetings.

The Board of Directors met 5 (five) times during the financial year ended March 31, 2026. The details of the Board Meetings and the attendance of the Directors thereat is given below:

Meeting No.	Date of Board Meeting	No. of Directors entitled to attend the meeting	No. of Directors attended the meeting	Remarks
1	April 18, 2025	7	6	Leave of absence granted to Mr. Arun Seth
2	July 18, 2025	7	7	-
3	October 17, 2025	7	7	-
4	October 25, 2025	7	7	-
5	January 12, 2026	7	6	Leave of absence granted to Mr. Vegesna Ananta Koti Raju

The maximum interval between any two meetings did not exceed 120 days, as prescribed in the Act. During the year under review, the Board accepted all recommendations made by its various Committees.

Annual Evaluation of the Performance of the Board, its committees and of Individual Directors:

The Board of Directors has carried out an annual evaluation of its own performance, board committees and individual directors pursuant to the provisions of the Act.

The performance of the Board as a whole was evaluated by the Board after seeking inputs from all the Directors on the basis of criteria such as board structure and composition, formation and delegation of responsibilities to Committees, Board processes and their effectiveness, degree of effective communication with the stakeholders.

In a separate meeting of Independent Directors, performance of Non-Independent Directors and the Board as a whole was evaluated, considering the views of Executive Director and Non-Executive Directors.

Performance evaluation of Independent Directors was done by the entire Board excluding the Independent Directors being evaluated.

Remuneration Policy:

The Board has framed Remuneration Policy, based on the recommendations of the Compensation / Nomination and Remuneration Committee. The Board, Compensation / Nomination and Remuneration Committee framed a charter for selection and appointment of Directors including determining qualifications, independence of a Director, Key Managerial Personnel, Senior Management Personnel and their remuneration as part of its charter and other matters provided under Section 178 (4) of the Act and the charter has been displayed on the Company's website at www.sifytechnologies.com.

Disclosure of Remuneration under Schedule V of the Act:

Pursuant to the recommendations of the Compensation / Nomination and Remuneration Committee, the Board has considered the remuneration payable to Mr. M. P. Vijay Kumar (DIN:05170323), Whole-time Director of the Company, in accordance with the provisions of


Sections 196, 197, 198 and other applicable provisions of the Act read with Schedule V thereto, subject to approval of the members in the ensuing AGM. The disclosures as prescribed in Section II of Part II of Schedule V of the Act are given below:

(i) Elements of remuneration package:

The remuneration of the Executive Directors comprises salary, allowances, perquisites, incentive and other benefits as may be determined by the Nomination and Remuneration Committee and the Board of Directors from time to time, within the overall limits approved by the members. Non-Executive Directors are paid sitting fees for attending meetings of the Board and Committees thereof.

The details of remuneration paid to all the Directors are disclosed in the Notes to the Financial Statements forming part of the Annual Report.

(ii) Details of fixed component and performance-linked incentives along with performance criteria:

The elements of compensation comprise fixed component and performance incentive. The compensation is determined based on the level of responsibility and scales prevailing in the industry. Executive Directors are not paid sitting fees for any Board / Committee meetings attended by them.

The performance criteria are determined by the Compensation / Nomination and Remuneration Committee and the Board of Directors from time to time in line with the Company's remuneration policy.

(iii) Service contracts, notice period and severance fees:

The service contracts, notice period and severance fees are governed by the terms and conditions approved by the Board and shareholders in accordance with applicable provisions of the Act.

(iv) Stock option details:

Stock options are granted in subsidiary as per the approved stock option plan and in accordance with applicable provisions of law.

Committees of the Board:

As required under the provisions of the Act and the applicable SEC Regulations, as on March 31, 2026, the Board has the following committees:

• Audit Committee;

• Compensation / Nomination & Remuneration Committee;

• Corporate Social Responsibility Committee;

• Technology & Sustainability Committee

Audit Committee:

Pursuant to the provisions of Section 177(1) of the Act read with Rule 6 of the Companies (Meetings of Board & Its Powers) Rules, 2014, your Company has constituted an Audit Committee of the Board of Directors, comprising of the following Directors as on March 31, 2026:

Sl. No.	Name of the Member	Designation in the Committee & Nature of Directorship
1	Mr. Arun Seth	Chairman (Non-Executive Independent Director)
2	Dr. Ajay Kumar*	Member (Non-Executive Independent Director)
3	Mrs. Padmaja Chunduru	Member (Non-Executive Independent Director)
4	Dr. Ram Sewak Sharma	Member (Non-Executive Independent Director)

There were 5 (Five) Meetings of the Audit Committee held during the financial year 2025-26, (i.e., on April 17, 2025, June 6, 2025, July 17, 2025, October 16, 2025 and January 11, 2026).

Name of the Member	Attendance	
	No. of meetings held	Attended
Mr. Arun Seth	5	5
Dr. Ajay Kumar*	1	1
Mrs. Padmaja Chunduru	5	5
Dr. Ram Sewak Sharma#	3	3

*Pursuant to his resignation from the position of Director, Dr. Ajay Kumar ceased to be a member of the Audit Committee with effect from May 15, 2025.

#Appointed as an Independent Director and a member of the Audit Committee effective June 20, 2025

The Statutory Auditors, Internal Auditors and Chief Financial Officer attend the Audit Committee Meetings as Invitees. The Company Secretary acts as Secretary to the Audit Committee. The Audit Committee makes observations and recommendations to the Board of Directors, which are noted and accepted by the Board.

During the financial year, all the recommendations made by the Audit Committee were accepted by the Board and there were no instances where the recommendations were not accepted.



Compensation / Nomination and Remuneration Committee:

Pursuant to the provisions of Section 178 of the Act and Rule 6 of the Companies (Meetings of Board & Its Powers) Rules, 2014, your Company has constituted a Compensation / Nomination and Remuneration Committee of the Board of Directors, comprising of the following Directors as on March 31, 2026:

Sl. No	Name of the Member	Designation in the Committee & Nature of Directorship
1	Dr. Ram Sewak Sharma	Chairman (Non-Executive Independent Director)
2	Dr. Ajay Kumar*	Chairman (Non-Executive Independent Director)
3	Mr. Arun Seth	Member (Non-Executive Independent Director)
4	Dr. Thomas Michael Bradicich	Member (Non-Executive Independent Director)

There were 4 (Four) Meetings of the Compensation / Nomination and Remuneration Committee held during the financial year 2025-26, (i.e., on April 17, 2025, July 17, 2025, October 17, 2025 and January 11, 2026).

Name of the Member	Attendance	
	No. of meetings held	Attended
Dr. Ram Sewak Sharma#	3	3
Dr. Ajay Kumar*	1	1
Mr. Arun Seth	4	4
Dr. Thomas Michael Bradicich	4	4

*Pursuant to his resignation from the position of Director, Dr. Ajay Kumar ceased to be a Chairman of the Compensation / Nomination and Remuneration Committee with effect from May 15, 2025.

#Appointed as an Independent Director and Chairman of the Compensation/ Nomination and Remuneration Committee effective June 20, 2025

Corporate Social Responsibility (CSR) Committee:

Pursuant to the provisions of Section 135 of the Act and the Companies (Corporate Social Responsibility Policy) Rules, 2014, your Company has constituted a Corporate Social Responsibility (CSR) Committee of the Board of Directors, comprising of the following Directors as on March 31, 2026:

Sl. No	Name of the Member	Designation in the Committee & Nature of Directorship
1	Ms. Vegesna Bala Saraswathi	Chairman, Non-Executive Director
2	Mr. Vegesna Ananta Koti Raju	Member, Chairman of the Board & Managing Director
3	Dr. Thomas Michael Bradicich	Member (Non-Executive Independent Director)

There were 2 (Two) Meetings of the CSR Committee held during the financial year 2025-26 (i.e., on April 17, 2025 and January 12, 2026).

Name of the Member	Attendance	
	No. of meetings held	Attended
Ms. Vegesna Bala Saraswathi	2	2
Mr. Vegesna Ananta Koti Raju	2	1
Dr. Thomas Michael Bradicich	2	2

Technology and Sustainability Committee:

With the primary purpose of assisting the Board in overseeing the Company's technology programs and sustainability initiatives, the Technology and Sustainability Committee is constituted by the Board as a voluntary Committee. The Committee consists of Dr. Thomas Michael Bradicich, Mr. Raju Vegesna, Mr. Arun Seth, as members. Dr. Thomas Michael Bradicich is the Chairman of the Committee. Chief Executive Officer, Chief Technology Officer of the business, Chief Digital Officer and Chief Information Security Officer are the permanent invitees.

The Composition of Technology and Sustainability Committee is given below:

S. No	Name of the Member	Designation in the Committee & Nature of Directorship
1	Dr. Thomas Michael Bradicich	Chairman, Independent Director
2	Mr. Vegesna Ananta Koti Raju	Member, Chairman of the Board & Managing Director
3	Mr. Arun Seth	Member, Independent Director

During the year, the Committee met twice on July 17, 2025, and January 12, 2026, respectively.

Name of the Member	Attendance	
	No. of meetings held	Attended
Dr. Thomas Michael Bradicich	2	2
Mr. Vegesna Ananta Koti Raju	2	1
Mr. Arun Seth	2	2

Meeting of Independent Directors:

The Independent Directors met once during the financial year on February 4, 2026, pursuant to the provisions of Schedule IV and other applicable provisions of the Act.

The Meetings of the Independent Directors were conducted without the presence of the Chairman,


Managing Director, Non-Executive Directors, Chief Financial Officer and the Company Secretary of the Company.

Directors' Responsibility Statement:

Pursuant to the provisions contained in Section 134 (3) (c) and (5) of the Act, the Directors of your Company, to the best of their knowledge and ability, confirm that:

- in the preparation of the Annual Accounts for the financial year ended March 31, 2026, the applicable Accounting Standards have been followed along with proper explanation relating to material departures;

- they have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year (i.e., as on March 31, 2026) and of the profit of the Company for the financial year;

- they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

- they have prepared the Annual Accounts on a going concern basis and

- they have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

AUDITORS:

- ### Statutory Auditors:

  At the 25th (Twenty Fifth) AGM held on September 15, 2021, the members had approved the appointment of M/s. Manohar Chowdhary & Associates, Chartered Accountants, Chennai (Firm Registration No. 001997S) as the Statutory Auditors of the Company to hold office for a period of five years from the conclusion of 25th (Twenty-fifth) AGM till the conclusion of the 30th (Thirtieth) AGM to be held this year.

  For the year under review, the Statutory Auditors have confirmed that they satisfy the independence criteria required under the Act. The Auditors' Report contains 'Unmodified Opinion' on the financial statements (standalone and consolidated) of your Company, for the year ended March 31, 2026, and there are no qualifications, reservations or adverse remarks or disclaimer in their report.

During the year, there have been no instances of frauds reported by the Auditors under Section 143 (12) of the Act and the Rules framed thereunder, either to the Company or to the Central Government.

Each financial year, the Statutory Auditors confirm their independence and compliance with relevant ethical standards. Based on their procedures, no risks or situations have been identified that could compromise their independence as auditors of the Company, in accordance with applicable Indian regulations.

Statutory auditors assess whether the company's financial statements fairly represent its financial status and performance. They audit according to accepted standards, review internal controls as needed, and share observations with management. These points are discussed at Audit Committee meetings, where the auditors' suggested improvements are addressed. The action items, if any, are also tracked and the committee is informed on the actions taken during the quarter in the next meeting.

Re-Appointment of Statutory Auditors in the AGM:

Based on the recommendation of the Audit Committee, the Board of Directors have approved and recommended the reappointment of M/s. Manohar Chowdhry & Associates, Chartered Accountants, Chennai (Firm Registration No. 001997S) as the Statutory Auditors of the Company for the second term of 5 consecutive years till the conclusion of the 35th AGM for the approval of shareholders at ensuing AGM.

- ### Internal Auditors:

  The Board has re-appointed M/s. Yoganandh & Ram, LLP, Chennai, Chartered Accountants as the Internal Auditors for the financial year ended March 31, 2026. The Internal Auditors monitor and evaluate the efficacy and adequacy of internal control systems in the Company, their compliance with operating systems, accounting procedures and policies at all locations of the Company. Based on their reports, corrective actions in respective areas are taken to strengthen the controls. There are no significant audit observations made by Internal Auditors. The Internal Auditors conduct audits periodically and submit their reports to the Audit Committee. Their reports have been reviewed by the Audit Committee from time to time.


- **Secretarial Auditor:**

  The Board has re-appointed Mr. V. Ramasubramanian, Company Secretary in Practice (Membership Number: ACS 5890 and CP Number: 11325) as the Secretarial Auditor for the financial year ended March 31, 2026.

  Secretarial Audit Report:

  The Report of the Secretarial Auditor in Form MR-3 for the financial year ended March 31, 2026, forms part of this report which is given as **Annexure 1**. There are no qualifications, reservations, adverse remarks and disclaimers of the Secretarial Auditors in their Secretarial Audit Report for the Financial Year 2025-26.

- **Cost Records and Cost Auditor:**

  Pursuant to the provisions of Section 148 of the Act read with the Companies (Cost Records and Audit) Rules, 2014, the Company has maintained the prescribed cost records and accounts for the financial year 2025–26.

  Mr. S. Ramachandran, Cost Accountant (Membership No: 4341), was appointed as Cost Auditors of the Company for the financial year 2025–26 and his remuneration was ratified by the members at the 29th AGM. The Board of Directors has re-appointed him as Cost Auditors for the financial year 2026–27, and the remuneration payable to them is placed for ratification by the members in the ensuing 30th Annual General Meeting.

  There are no qualifications, reservations, adverse remarks and disclaimers of the Cost Auditors in their Cost Audit Report for the financial year 2024-25, which was received and noted during the financial year 2025-26. The Cost Audit Report for the financial year 2025-26 will be received by the Board of Directors of the Company in due course.

The Audit Committee reviews the independence and objectivity of the Auditors and the electiveness of the Audit process. The authorized representatives of the Statutory Auditors were present at the 29th AGM of the Company held on August 14, 2025.

Events subsequent to the financial year:

There have been no material events impacting the financial position of the Company from April 1, 2026 to the date of this Report.

Risk Management:

Your Company's Risk Management framework, strategies and practice seeks to sustain the long-term vision and mission of your Company. Your Company continuously evaluates the various risks surrounding the business and seeks to review and upgrade its risk management strategies and process to mitigate the risks. To further endeavour, your Board constantly formulates strategies directed at mitigating these risks which get implemented at the executive management level and a regular update is provided to the Board.

Investor Education and Protection Fund (IEPF):

In compliance with the provisions of Investor Education and Protection Fund (Accounting, Audit, Transfer and Refund) Rules, 2016, during the year, there were no outstanding unclaimed and un-encashed dividends which were unclaimed for seven consecutive years as per the requirement of said Rules.

Your Company has transferred the unpaid / unclaimed dividend pertaining to financial year 2017-18, amounting to ₹ 580.80 (Rupees Five Hundred Eighty and Paise Eighty only) to the Investor Education and Protection Fund ("IEPF") Account established by the Central Government. The Company has also uploaded the details of unpaid and unclaimed dividend amounts lying with the Company as on August 14, 2025, date of last Annual General Meeting ("AGM") on the Company's website https://www.sifytechnologies.com.

Pursuant to the provisions of Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules 2016, as amended, the shares on which dividend remains unpaid / unclaimed for seven consecutive years or more shall be transferred to IEPF after giving due notices to the concerned shareholders. Accordingly, the Company has transferred 376 equity shares to IEPF during the financial year 2021-22. The details of equity shares transferred are also available on the Company's website https://www.sifytechnologies.com.

The details of the shares already transferred to IEPF, and the corresponding shares, transferred are available on our website, at https://www.sifytechnologies.com/investors/unclaimed-dividend-and-shares.

Members, whose unclaimed dividends / shares have been transferred to IEPF, may claim the same by making an online application to the IEPF Authority in web-based Form No. IEPF-5 available on www.iepf.gov.in. Member requiring any support in this matter can also contact Registrar and Share Transfer Agent, GNSA Infotech Private Limited at email id: sta@gnsaindia.com.

The Company has appointed Nodal Officer under the provisions of IEPF, the details of which are available on website of the Company.

Whistle Blower / Vigil Mechanism:

Your Company has established a Whistle Blower Mechanism for receiving and redressing complaints from employees and Directors, as per the provisions of Sections 177 (9) and (10) of the Act. The said mechanism, *inter alia*, also provides for direct access to the Chairman of the Audit Committee in cases that require reporting about the unethical behaviour, actual or suspected fraud or violation of code of conduct laid down by your Company. This mechanism is governed by Whistle Blower Policy of your Company. Further, your Company has prohibited discrimination, retaliation, or harassment of any kind against any employee who reports under the vigil mechanism.

There were no complaints received during the year under review under this Policy. The Audit Committee periodically reviews the functioning of this mechanism. No personnel of your Company were denied access to the Audit Committee. The Vigil Mechanism Policy can be accessed through https://www.sifytechnologies. com/investors/wp-content/uploads/2024/03/ Whistle-Blower-Policy_STL.pdf.

Your Company's equity shares are dematerialised and are available for dematerialisation through National Securities Depository Limited (NSDL). As on date, 99.99% of the total equity shareholding is held in dematerialised form with NSDL. ISIN of the Company is INE152G01018.

Human Resources:

Your Company considers its human resources as an important asset and endeavors to nurture, groom and retain talent to meet the current and future needs of its business. The Company has conducted management and supervisory development programs as well as put in place succession plan and long-term career growth plan and has also invested in upskilling our employees to meet the demands of the fast-changing technology landscape by conducting training through Sify MyAcademy. Our training hours went up multifold in the current year. We continue to provide a conducive work environment and opportunities for the development of its employees.

Your Company has amicable employee relations at all locations and would like to place on record its sincere appreciation for the unstinted support it continues to receive from all its employees. Your Company also continued to focus on manpower productivity and efficiency during the financial year under review and hence drives various learning and development interventions in this regard, in line with the organizational objectives. Your Company is also committed to foster employee engagement and connect, while maintaining a safe and healthy workplace. Your

Company has several policies formulated for the benefit of employees, which promote gender diversity, equal opportunity, prevention of sexual harassment, safety and health of employees. Your Company's total manpower as per the payroll records as of March 31, 2026, is given below:

Female	Male	Others	Total
177	870	-	1047

Particulars of Employees:

Information pursuant to Section 197 (12) of the Act read with the provisions of Rule 5 (2) of Chapter XIII, of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is not applicable to Unlisted Companies and therefore not enclosed.

Disclosures as per the Sexual Harassment of Women at the Workplace (Prevention, Prohibition, and Redressal) Act, 2013:

Your Company has a zero-tolerance approach for sexual Harassment of Women at Workplace. A Policy has been framed and adopted for prevention, prohibition and redressal of sexual harassment at workplace in line with the provisions of Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the Rules framed thereunder. An Internal Complaints Committee has been constituted, where complaints in the nature of sexual harassment can be registered.

Appropriate reporting mechanisms are in place for ensuring protection. During the year, no complaint was filed, and there was no complaint or pending investigations at the end of the year.

Particulars	Details
No. of complaints at the beginning of the year	NIL
No. of complaints received during the year	NIL
No. of complaints resolved during the year	NIL
No. of complaints at the end of the year	NIL

Internal Financial Control:

Adequacy of Internal Financial Controls:

The Internal Financial Control is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with applicable reporting requirement standards. Our Internal Financial Control includes:

- that all disclosures as required by law and applicable accounting/reporting standards have been complied with;

- that all policies and procedures of the Company have been adhered to and those policies and


procedures relating to safeguarding of assets have been complied with;

- that compliance of such policies and procedures enable prevention and detection of fraud and error;
- that policies and procedures adopted by the Company ensure accuracy and completeness of accounting records.

On account of its inherent limitations, Internal Financial Control may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Your Company continues to strengthen the internal control over financial reporting and improve operational efficiency by providing training to its associates. During the year, your Company imparted specific training to its associates in the area of classification and presentation of financial instruments.

The assessment of the effectiveness of our Internal Financial Control as of March 31, 2026, was conducted.

The assessment of Internal Financial Control was based on the evaluation of the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO). Based on the assessment, it was concluded that your Internal Financial Control was effective as of March 31, 2026.

In the opinion of the Board of Directors of your Company, adequate internal financial controls are available, operative and adequate, with reference to the preparation and finalization of the Financial Statements for the financial year 2025-26.

Annual Return:

Pursuant to Section 92 (3) of the Act read with the Companies (Management and Administration) Amendment Rules, 2021, annual return in Form MGT-7 for the financial year 2024-25 has been placed on the website of your Company and is available at the web-link https://www.sifytechnologies.com/investors/wp-content/uploads/2025/11/STL-Form-MGT-7-Annual-Return_FY-2024-25.pdf.

Corporate Social Responsibility:

The Company has always been committed to Corporate Social Responsibility (CSR) and CSR has been one of the commitments to the society.

The Company has been carrying out CSR activities in line with the focus areas. Presently, CSR is being regulated by law, and the management is determined to strengthen the commitment to further the CSR initiatives in accordance with law.

The brief report on CSR activities during the year are set out in **Annexure 2** of this Report in the format prescribed in the Companies (Corporate Social Responsibility Policy) Rules, 2014. CSR Policy is available on the website of the Company.

Conservation of Energy, Technology Absorption, Foreign Exchange Earnings and Outgo:

Details relating to conversation of energy, technology absorption and foreign exchange earnings and outgo as required under Section 134 (3) (m) of the Act read with Rule 8 (3) of the Companies (Accounts) Rules, 2014, are mentioned hereunder:

Conservation of Energy:

Data Centers are energy intensive, and your Company has been working continuously to ensure that the Company operates in the most energy efficient manner. Across all the Data Centers in India, the Company has implemented comprehensive energy conservation and efficiency programs through energy usage optimization which eradicates energy hot spots through UPS optimization, installation of power factor controllers and installation of precision air handling units and maintaining power utilization efficiency to improve effectiveness across all the Data Centers.

Technology Absorption:

The Company has deployed the latest technologies in its businesses which have helped with improving the quality of its services and productivity of its resources. The Company's operations do not require significant import of technology.

Foreign Exchange Earnings and Outgo:

The Company earned ₹ 2,192.93 million in foreign exchange as against ₹ 2,047.2 million in the previous year. Exchange outgo, including capital goods was ₹ 3,953.42 million as against ₹ 2,459.3 million in the previous year.

Cyber Security and Privacy Overview:

Protecting information assets and ensuring data privacy remain key priorities for the Company. In view of the evolving cybersecurity landscape and increasing digital risks, the Company continues to strengthen its cybersecurity and data protection framework through a structured and risk-based approach.



The Company has implemented appropriate measures to safeguard its information systems, networks, and data. These measures include deployment of security technologies, strengthening of internal controls and processes, access management protocols, continuous monitoring of systems, and timely identification and response to potential cybersecurity incidents.

The Company is committed to protecting information entrusted to it, including that of its employees, customers, and other stakeholders, and continues to enhance its capabilities in line with industry practices and regulatory expectations.

The Company also recognizes the importance of employee awareness in maintaining a robust cybersecurity environment. Regular training programmes, awareness initiatives, and communication campaigns are conducted to sensitize employees on cybersecurity risks and best practices. New employees are provided with foundational training as part of the onboarding process.

The Company remains committed to continuously improving its cybersecurity posture through ongoing investments, periodic reviews, and adoption of best practices, with a view to safeguarding stakeholder interests and ensuring resilience of its operations.

Green Initiative:

Your Company believes in driving environmental initiatives and also empowering its stakeholders. Shareholders holding shares in dematerialized mode have been requested to register their email address, dividend bank account details and mobile number with their depository participants.

Those holding shares in physical mode have been requested to furnish their email address, bank account details and mobile number with Company at sify.secretarial@sifycorp.com or its Registrar and Share Transfer Agent, GNSA Infotech Private Limited at email id: sta@gnsaindia.com.

Updating all the relevant information will enable shareholders to receive communications on time. Besides, every year, the Company ensures that electronic copies of the Annual Report and the Notice of Annual General Meeting are sent to all members whose email addresses are registered with the Company / depository participant(s).

Secretarial Standards:

Your Company is in compliance with the Secretarial Standards on Meetings of the Board of Directors (SS-1), Secretarial Standards on General Meetings (SS-2), as issued by the Institute of Company Secretaries of India (ICSI).

Other Disclosures:

a. Scheme of Amalgamation / Arrangement:

During the year, your Company has not proposed or considered or approved any Scheme of Merger / Amalgamation / Takeover / Demerger or Arrangement with its members and/or creditors.

b. Insolvency & Bankruptcy Code, 2016:

During the year, there was no application made and proceeding initiated / pending by any Financial and/or Operational Creditors against your Company under the Insolvency and Bankruptcy Code, 2016, which materially impacts the business of the Company, hence, no information is required to be reported in this regard as required under the Companies (Accounts) Rules, 2014.

As on the date of this Report, there is no application or proceeding pending against your Company under the Insolvency and Bankruptcy Code, 2016.

c. Difference in amount of valuations, if any:

During the year, the Company has not made any settlement with its bankers for any loan(s) / facility(ies) availed or / and still in existence. Further, there were no instances where your Company required the valuation for one time settlement or while taking the loan from any Banks or Financial institution.

d. Significant and Material Orders:

There are no significant and material orders passed by the Regulators or Courts or Tribunals impacting the going concern status and Company's operations in future.

e. Maternity Benefit Act, 1961:

Your Company has complied with the applicable provisions relating to the Maternity Benefit Act, 1961, as amended from time to time.

f. Change in ADR Depository:

During the year, your Company effected a change in the depository for its American Depositary Receipt (ADR) programme. The Company transitioned its ADR depository arrangement from Citi Bank, N.A to JPMorgan Chase Bank, N.A, with a view to enhance operational efficiency and align with its strategic objectives.

The aforesaid change was carried out in accordance with applicable regulatory requirements and the terms governing the ADR programme, without any impact on the rights or interests of ADR holders. The Company has duly intimated the relevant regulatory authorities and stakeholders in this regard.



g. **NASDAQ Listing and Annual Fees:**

Your Company has complied with all the Listing Rules as specified and has completed 25 continuous years of listing on the NASDAQ Stock market.

Your Company has paid requisite annual fees to NASDAQ Capital Market for the year 2026, the Stock Exchange where its American Depository Shares are listed.

h. **Material Changes and Commitments:**

There are no material changes and commitments affecting the financial position of your Company which have occurred between the end of the financial year 2025-26 to which the financial statements relate and the date of the Board's Report (i.e., from April 1, 2026 up to April 13, 2026).

i. **Change in the nature of business of the Company:**

There is no change in the Company's business activities and its business during the financial year i.e., the Company continues to carry on the business within the scope of the main objects of its Memorandum of Association.

j. **No disclosure or reporting was made with respect to the following items, as there were no transactions during the year:**

i. The Company does not have any scheme or provision of money for the purchase of its own shares by trustees for employee benefit.

ii. There was no revision of financial statements and the Board's Report of the Company during the year under review requiring shareholders' approval.

k. **Cautionary Statement:**

Certain statements in the Board's Report describing the Company's objectives, projections, expectations, estimates or forecasts may be forward-looking within the meaning of applicable laws and regulations. Actual results may differ substantially or materially from those expressed or implied therein due to risks and uncertainties.

Acknowledgements:

We, the Directors, take this opportunity to thank all Investors, Customers, Vendors, Banks, and Government Authorities for their continued support and wish to place on record our appreciation for the valuable contribution made by the employees.

For and on behalf of the Board

April 13, 2026
Chennai

Vegesna Ananta Koti Raju
Chairman & Managing Director
DIN: 00529027

Form No MR-3

Secretarial Audit Report

For the Financial Year ended March 31, 2026

[Pursuant to Section 204 (1) of the Companies Act, 2013 and Rule No.9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To
The Members
M/s Sify Technologies Limited

I have conducted the Secretarial Audit of the compliance of the applicable statutory provisions and the adherence to Good Corporate Practices by **M/s Sify Technologies Limited** (CIN: U72200TN1995PLC050809) (hereinafter called the "Company"). The Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the Corporate Conducts / Statutory Compliances and expressing my opinion thereon.

Based on my verification of the Company's Books, Papers, Minute Books, Forms and Returns filed and other records maintained by the Company and also the information provided by the Company, its Officers, Agents and Authorized Representatives during the conduct of Secretarial Audit, I hereby report that in my opinion, the Company has, during the audit period covering the Financial Year ended on March 31, 2026 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

I have examined the Books, Papers, Minutes Books, Forms and Returns filed and other records maintained by the Company for the Financial Year ended on March 31, 2026 according to the provisions of:

1. The Companies Act, 2013 (the Act) and the Rules made thereunder.

2. The Securities Contracts (Regulation) Act, 1956 and the Rules made thereunder, to the extent applicable.

3. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder.

4. Foreign Exchange Management Act, 1999 and the Rules and Regulations made thereunder to the extent of Foreign Direct Investment (FDI) and Overseas Direct Investment (ODI). During the year under review, there were no fresh FDI into the Company and the Company has not made any ODI or borrowed any ECB.

As required under FEMA, the Company has filed the Annual Performance Report for the Financial Year 2024-25 with the Authorized Dealer and Annual Return on Foreign Liabilities and Assets for the Financial Year 2024-25 in compliance with the applicable Regulations.

5. The Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 and the various Regulations enacted under the said Act are not applicable to the Company as the Company's Equity Shares are not listed in any Stock Exchanges in India.

6. The Company has complied with the following applicable Laws:

    a) Unified Licence Agreement compliance from Department of Telecommunications for carrying out Internet Service Provider-A, National Long Distance, International Long-Distance and Virtual Network Operation Services.

    b) The Employees Provident Funds and Miscellaneous Provisions Act, 1952.

    c) Employees State Insurance Act, 1948.

    d) The provisions relating to maternity benefits as per the Code on Social Security, 2020

    e) The provisions relating to payment of bonus as per the Code on Wages, 2019.

    f) The provisions relating to gratuity as per the Code on Social Security, 2020.

    g) The Tamilnadu Labour Welfare Fund Act, 1972.

    h) The Tamilnadu Shops and Establishments Act, 1947.

I have also examined the compliance with the applicable clauses of the following:

(i) Secretarial Standards (SS) SS-1 for the Board Meetings and Committee Meetings and SS-2 for the General Meetings issued by the Institute of Company Secretaries of India, New Delhi, in terms of the provisions of Section 118 (10) of the Act for the Financial Year under review.



(ii) As the Company's Shares are not listed in any Stock Exchanges in India, the compliance under the provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the amendments thereto is not applicable.

From the verification of records and as per the information and explanation furnished to me, during the period under audit, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc. mentioned above.

I have not examined the compliance by the Company with applicable Financial Laws, viz. Direct and Indirect Tax Acts, since the same have been subject to review by the Statutory Auditors and other designated Professionals.

I further report that:

i) The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, Independent Directors, Woman Director and Key Managerial Personnel.

The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

(ii) Constituted the Audit Committee of the Board of Directors in terms of the provisions of Section 177 of the Act read with Rule 6 of the Companies (Meetings of Board and its Powers) Rules, 2014 along with Rule 4 of the Companies (Appointment and Qualifications of Directors) Rules, 2014.

(iii) Constituted Nomination and Remuneration Committee of the Board of Directors and has formulated "Nomination and Remuneration Policy" in terms of the provisions of Section 178 of the Act read with Rule 6 of the Companies (Meetings of Board and its Powers) Rules, 2014 along with Rule 4 of the Companies (Appointment and Qualifications of Directors) Rules, 2014.

(iv) Constituted the Corporate Social Responsibility (CSR) Committee to formulate and recommend to the Board a Corporate Social Responsibility Policy, prepare and recommend the list of CSR Projects / Programs, which the Company plans to undertake in compliance with the provisions of Section 135 of the Act read with Schedule VII and the Companies (Corporate Social Responsibility Policy) Rules, 2014.

During the year under review, the Company was required to spend ₹ 4.42 Lakhs and spent the entire amount for the projects recommended by the CSR Committee and approved by the Board of Directors in compliance with the provisions of the Act.

(v) The Company has complied with the provisions of Section 149 (8) read with Schedule IV of the Act on the code for independent Directors.

(vi) Adequate notice was given to all directors to schedule the Board Meetings. Agenda and detailed notes on agenda were sent at least seven days in advance other than those held at shorter notice, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation in the meeting.

I further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable Laws, Rules, Regulations and Guidelines.

I further report that during the audit period:

(i) There were no instances of Public / Rights / Preferential Issue of Shares / Debentures / Sweat Equity etc.

However, the Company has issued and allotted 5,05,290 Equity Shares under the Associate Stock Option Plan 2014 and the requisite Forms have been filed with the Registrar of Companies, Ministry of Corporate Affairs.


(ii) During the year, shareholders have approved the issuance of Non-Convertible Debentures at the Annual General Meeting held on August 14, 2025, resulting in consequential amendment of Articles of Association (AOA) of the Company by insertion of clauses enabling issuance of debentures

(iii) There were no instances of Redemption / Buy-back of securities.

(iv) In terms of the powers conferred on the Board of Directors of the Company under Section 180(1)(a) and (c) of the Act by the Shareholders and with the approval of the Board:

    a) the Company has created / modified the security both on the Movable and Immovable Properties of the Company for the various borrowings made, which were well within the limits approved by the shareholders by Special Resolution at the Twenty Fourth Annual General Meeting held on September 14, 2020, and

    b) the Company has borrowed funds from Banks and Non-Banking Financial Companies, which were well within the limits approved by the shareholders by Special Resolution at the Twenty Fourth Annual General Meeting held on September 14, 2020.

(v) There was no merger / amalgamation / reconstruction of Companies during the period under review.

(vi) During the period under review, the Company has not entered into any Foreign Technical Collaboration Agreement.

Chennai
April 2, 2026

V Ramasubramanian
Practising Company Secretary
ACS No: 5890
COP No: 11325
Peer Review Certificate No: 1579/2021
UDIN: A005890H000007936



Annexure - 2

Annual Report on Corporate Social Responsibility (CSR) Activities

1. Brief Outline on CSR Policy of the Company:

i. Sify Technologies Limited believes in alignment of its vision and through its CSR initiatives, to enhance value and promote social sustainability, sustainable development of the environment and social welfare of the people and society at large, more specifically for the deprived and underprivileged persons.

ii. The CSR Policy encompasses the Company's philosophy for contributing to society as a corporate citizen and lays down the guidelines and mechanism for undertaking socially useful programmes for the welfare and sustainable development of the community at large.

2. Composition of CSR Committee:

S. No.	Name of Director	Designation / Nature of Directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1.	Mrs. Vegesna Bala Saraswathi	Chairperson / Non-executive Director	2	2
2.	Mr. Raju Vegesna	Member / Managing Director	2	1
3.	Dr. Thomas Michael Bradicich	Member / Independent Director	2	2

3. Provide the web-link where composition of CSR committee, CSR Policy and CSR Projects approved by the Board are disclosed on the website of the Company:

The composition of the CSR Committee, CSR Policy, and CSR projects approved by the Board are available on the Company's website at: https://www.sifytechnologies.com/investors/company-profile/csr-policy/

4. Provide the details of Impact assessment of CSR projects carried out in pursuance of sub-rule (3) of rule 8 of the Companies (Corporate Social responsibility Policy) Rules, 2014, if applicable:

The requirement of impact assessment pursuant to Rule 8 (3) of the Companies (Corporate Social Responsibility Policy) Rules, 2014 is not applicable for the financial year 2025-26.

5. Details of the amount available for set off in pursuance of sub-rule (3) of rule 7 of the Companies (Corporate Social responsibility Policy) Rules, 2014 and amount required for set off for the financial year, if any:

There is no amount available for set-off pursuant to Rule 7(3) of the CSR Rules for the financial year.

6. Average Net Profit of the Company as per Section 135 (5) of the Companies Act, 2013:

Financial Year	Net Profit before Exceptional Items (Amount in ₹ million)
2024-25	(576.40)
2023-24	83.30
2022-23	559.30
Total	**66.20**

Average Net Profit: ₹ 22.1 millions

7. CSR Obligation for the Financial Year:

a	2% of average net profit of the Company as per Section 135(5)	**₹ 4,41,561 (0.44 million)**
b	Surplus arising out of the CSR projects or programmes or activities of the previous financial years	**Nil**
c	Amount required to be set off for the financial year, if any	**Nil**
d	Total CSR obligation for the financial year 2025-26 (7A+7B-7C)	**₹ 4,41,561 (0.44 million)**

8. CSR amount spent or unspent for the financial year:

a) CSR amount spent or unspent for the Financial Year:

CSR Amount Spent for the Financial Year in ₹	Amount Unspent (in ₹)				
	Total Amount transferred to Unspent CSR Account as per section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to section 135(5).		
	Amount	Date of Transfer	Name of the fund	Amount	Date of Transfer
4,50,000 (0.45 million)	Not Applicable				

Note: No amount was required to be transferred to the Unspent CSR Account or to any fund specified under Schedule VII.

b) Details of CSR amount spent against ongoing projects for the Financial Year:

Not Applicable

c) CSR amount spent against other than ongoing projects for the Financial Year:

Particulars	Amount in ₹
Raju Vegesna Foundation (India)	4,50,000 (0.45 million)
Total	**4,50,000 (0.45 million)**

Details are provided in **Annexure**

d) Amount spent in Administrative Overheads: Nil

e) Amount spent on Impact Assessment: Not Applicable

f) Total amount spent for the Financial Year (8b+8c+8d+8e): ₹ 4,50,000/- (0.45 million)

g) Excess amount for set off: As given below:

S. No.	Particulars	Amount (in ₹)
(i)	Two percent of average net profit of the Company as per section 135(5)	4,41,561
(ii)	Total amount spent for the Financial Year	4,50,000
(iii)	Excess amount spent for the Financial Year [(ii)-(i)]	8,439
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	Nil
(v)	Amount available for set-off in succeeding financial years [(iii)-(iv)]	**8,439**

9. Details of Unspent CSR Amount:

a) Unspent CSR amount for the preceding three financial years: Nil

b) CSR amount spent in the financial year for ongoing projects of the preceding years: Not Applicable



10. In case of creation or acquisition of capital asset, furnish the details relating to the asset so created or acquired through CSR spent in the financial year: - **Not Applicable**

a)   Date of creation or acquisition of the capital asset(s)

b)   Amount of CSR spent for creation or acquisition of capital asset.

c)   Details of the entity or public authority or beneficiary under whose name such capital asset is registered, their address etc.

d)   Provide details of the capital asset(s) created or acquired (including complete address and location of the capital asset).

11. Specify the reason, if the Company has failed to spend 2% of the average net profit as per Section 135(5) - **Not Applicable**

For and on behalf of the Board

Chennai
April 13, 2026

Vegesna Bala Saraswathi
Chairperson - CSR Committee

Vegesna Ananta Koti Raju
Member

ANNEXURE TO ANNUAL REPORT ON CSR ACTIVITIES OF
M/s. SIFY TECHNOLOGIES LIMITED FOR THE FINANCIAL YEAR 2025-26

S. No.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local Area (Yes/No)	Location of the Project (State/District)	Amount spent for the project in ₹	Mode of Implementation – Direct (Yes/No)	Contribution Made to	Mode of Implementation – Through implementing agency		Implementing Agency Registration No
								Name	CSR Regn No.	
1.	NA	Item (i) of Schedule VII – Make available safe drinking water	No	Installation of RO water plants across the states of Andhra Pradesh, Telangana, and Maharashtra	4,50,000	Indirect	M/s. Raju Vegesna Foundation (India)	NA		CSR00025627

Chennai
April 13, 2026

Vegesna Bala Saraswathi
Chairperson - CSR Committee

Vegesna Ananta Koti Raju
Member



Independent Auditor's Report

To the Members of Sify Technologies Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of **Sify Technologies Limited** ("the Company"), which comprise the Standalone Balance Sheet as at March 31, 2026, the Standalone Statement of Profit and Loss (including Other Comprehensive Income), the Standalone Statement of Changes in Equity and the Standalone Statement of Cash Flows for the year then ended, notes to the standalone financial statements, and summary of material accounting policies and other explanatory information (hereinafter referred to as the "Standalone financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone financial statements give the information required by the Companies Act, 2013 ("the Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2026, the profit and total comprehensive income, its changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Standalone financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act ("SAs"). Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence we have obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Standalone financial statements of the current period. These matters were addressed in the context of our audit of the Standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

S No.	Key Audit Matter	Auditor's Response
1	**Valuation of Trade Receivables:** The collectability of the Company's aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Key Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivables as at March 31, 2026 is ₹ 5,746.72 million and Allowance for bad and doubtful debts charged in the Statement of Profit and Loss for the year ended March 31, 2026 is ₹ 84.74 million.	**Principal Audit Procedures Performed:** In view of the significance of the matter, we applied the following audit procedures in this area, among others, to obtain sufficient appropriate audit evidence: • We evaluated and tested the Company's processes for trade receivables, including the credit control, collection, and provisioning processes. • We evaluated the management view point and estimates used to determine the allowance for bad and doubtful debts. • We verified the appropriateness of the accounting policies as disclosed in Note C(2)(a) to the Standalone financial statements.



S No.	Key Audit Matter	Auditor's Response
		• We have reviewed the ageing, tested the validity of the receivables, the subsequent collections of trade receivables, the past payment and credit history of the customer, disputes (if any) with customers and based on discussion with the Company's management (information and explanation provided by them) and evidences collected, we understood and evaluated the reason for delay in realisation of the receivables and possibility of realisation of the aged receivables.
		• Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables.
		• We tested the sufficiency of the allowance for bad and doubtful debts charged in the Statement of Profit and Loss for the year ended March 31, 2026.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the Board's Report including Annexures to Board's Report, but does not include the Consolidated financial statements, Standalone financial statements and our auditor's report thereon.

Our opinion on the Standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information; we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these Standalone financial statements that give a true and fair view of the financial position, financial performance including comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with

the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone financial statements, the Management and the Board of Directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Company's Board of Directors are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the Standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the



economic decisions of users taken on the basis of these Standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to Standalone financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure, and content of the Standalone financial statements, including the disclosures, and whether the Standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the Standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone financial statements may be influenced.

We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of section 143(11) of the Act, we give in "Annexure A", a statement on the matters specified in paragraphs 3 and 4 of the Order, to the extent applicable.

2. As required by Section 143(3) of the Act, based on our audit, we report that:

   a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b. In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

   c. The Standalone Balance Sheet, the Standalone Statement of Profit and Loss including Other Comprehensive Income, Standalone Statement of Changes in Equity



and the Statement of Cash Flow dealt with by this Report are in agreement with the books of account.

d. In our opinion, the aforesaid Standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

e. On the basis of the written representations received from the directors as on March 31, 2026 taken on record by the Board of Directors, none of the directors are disqualified as on March 31, 2026 from being appointed as a director in terms of section 164(2) of the Act.

f. With respect to the adequacy of the internal financial controls with reference to the Standalone financial statements of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure B". Our report expresses an unmodified opinion on the adequacy of operating effectiveness of the Company's internal financials controls with reference to Standalone financial statements.

g. With respect to the other matter to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

As explained in Note D(37) to the Standalone financial statements, we report that the Company has paid remuneration to its directors in excess of limits laid down under Section 197 read with Schedule V to the Act by ₹ 20.80 million, for which approval of the shareholders has been obtained as per the provisions under the Companies Act, 2013.

h. With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

i. The Company has disclosed the impact of pending litigations on its financial position in its Standalone financial statements – Refer Note D(23)(a) (Contingent liabilities) and Note D(43) (Legal proceedings) to the Standalone financial statements;

ii. The Company has made provision, as required under the applicable law

or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note D(40)(a) (Derivative Financial instruments) to the Standalone financial statements;

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv. (a) The Management has represented that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, other than as disclosed in Note D(55)(xv) to the Standalone financial statements, no funds have been received by the Company from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures performed and explanation received, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of rule 11(e), as



prescribed under (a) and (b) above, contain any material misstatement.

v. The Company has not declared or paid any dividend during the year and has not proposed final dividend for the year.

vi. Based on our examination which included test checks, the Company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software – refer Note D(53) to the Standalone financial statements). Further, during the course of our audit we did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Company as per the statutory requirements for record retention.

Place: Chennai
Date: April 13, 2026

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 26237830ITJGPH5183


Annexure A to The Independent Auditor's Report

(Referred to in paragraph 1 under 'Report on Other Legal and Regulatory Requirements' section of our report of even date)

In terms of the information and explanations sought by us and given by the Company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that

(i) (a) (A) The Company has maintained proper records showing full particulars including quantitative details and situation of Property, Plant and Equipment and relevant details of right of use assets.

(i) (a) (B) The Company has maintained proper records showing full particulars of intangible assets.

(i) (b) The Company, except for customer premises equipment, bandwidth and optic fibre cable which due to their nature or location are not verifiable, has a program of verification to cover all the items of Property, Plant and Equipment and right of use assets in a phased manner of 3 years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain Property, Plant and Equipment and right of use assets were physically verified by the management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(i) (c) With respect to immovable properties (other than properties where the Company is the lessee and the lease are duly executed in favour of the Company) disclosed in the Standalone financial statements and according to the information and explanations given to us and based on the examination of the property tax receipts and utility bills for self-constructed buildings, registered sale deed / transfer deed / conveyance deed or court orders approving schemes of arrangements / amalgamations (as applicable) provided to us, we report that, the title deeds of such immovable properties are held in the name of the Company as at the balance sheet date.

(i) (d) The Company has not revalued any of its Property, Plant and Equipment (right of use assets) and intangible assets during the year ended March 31, 2026.

(i) (e) According to the information and explanations provided to us, no proceedings have been initiated during the year or are pending against the Company as at March 31, 2026 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

(ii) (a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

(ii) (b) As disclosed in note D(19) to the Standalone financial statements, the Company has been sanctioned working capital limits in excess of Rupees five crores in aggregate from banks and / or financial institutions during the year on the basis of security of current assets of the Company. Based on our examination of the records of the Company, the quarterly returns / statements filed by the Company for the quarters ended June 30, 2025, September 30, 2025, and December 31, 2025 with such banks and financial institutions are in agreement with the books of account of the Company. The returns for the quarter ended March 31, 2026 were not filed by the Company at the time of finalising the audit.

(iii) (a) During the year the Company has provided loans and stood guarantee to Companies as follows:

Particulars	Guarantees (₹ in million)	Loans (₹ in million)
Aggregate amount granted / provided during the year • Subsidiaries	Nil	1,400
Balance outstanding as at balance sheet date in respect of above cases • Subsidiaries	1,365.89	200

(iii) (b) In our opinion, the investments made, guarantees provided and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company's interest.



(iii) (c) The Company has granted loans during the year to companies where the schedule of repayment of principal and payment of interest has been stipulated and the repayment or receipts are regular.

(iii) (d) According to the information and explanations given to us and based on the audit procedures performed, in respect of loans granted by the Company, there are no overdue amounts remaining outstanding as at the balance sheet date which are overdue for more than ninety days.

(iii) (e) There were no loans or advance in the nature of loan granted to companies, firms, Limited Liability Partnerships or any other parties which has fallen due during the year, that have been renewed or extended or fresh loans granted to settle the overdue of existing loans given to the same parties.

(iii) (f) As disclosed in Note D(5) to the Standalone financial statements, the Company has granted loans to its subsidiaries, which are repayable anytime over a period of 3 years from date of disbursement of loan at the option of the borrower.

(iv) According to the information and explanations provided to us, the Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

(v) According to the information and explanations provided to us, the Company has neither accepted any deposits from the public nor accepted any amounts which are deemed to be deposits within the meaning of sections 73 to 76 of the Companies Act and the rules made thereunder, to the extent applicable. Hence, the requirement to report on clause 3(v) of the Order is not applicable.

(vi) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government of India for the maintenance of cost records under section 148(1) of the Companies Act, 2013, related to the network services, and are of the opinion that, prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a) According to the information and explanations given to us and based on the examination of the records of the Company,

- undisputed statutory dues including goods and services tax, provident fund, employees' state insurance, income tax, duty of custom, cess and other statutory dues have generally been regularly deposited with the appropriate authorities; and

- no undisputed amounts payable in respect of goods and services tax, provident fund, employees' state insurance, income tax, duty of custom, cess and other statutory dues were outstanding, at the year end, for a period of more than six months from the date they became payable.

(vii) (b) According to the information and explanations given to us and based on the examination of the records of the Company, the dues of goods and services tax, income tax, sales tax, service tax, value added tax, cess, and other statutory dues which have not been deposited on account of any dispute, are as follows:

Name of the statute	Nature of dues	Period to which dispute relates	Forum in which it is pending	Amount (₹ in millions)
Finance Act, 1994 (Service Tax)	CENVAT	April 2005 to September 2006, October 2006 to September 2007, October 2007 to March 2008	Madras HC	231.5
Finance Act, 1994 (Service Tax)	CENVAT	March 2007 to March 2010	Madras HC	5.5
Finance Act, 1994 (Service Tax)	CENVAT	October 2005 to March 2010	Madras HC	139
Finance Act, 1994 (Service Tax)	CENVAT	April 2015 to March 2016	CESTAT, Chennai	0.3
Finance Act, 1994 (Service Tax)	CENVAT	April 2014 to March 2015	CESTAT, Chennai	7.5
Finance Act, 1994 (Service Tax)	CENVAT	April 2011 to March 2012	CESTAT, Chennai	2.4
Finance Act, 1994 (Service Tax)	CENVAT	April 2010 to March 2011	CESTAT, Chennai	7.5
Finance Act, 1994 (Service Tax)	CENVAT	April 2010 to March 2011	CESTAT, Chennai	2.2



Name of the statute	Nature of dues	Period to which dispute relates	Forum in which it is pending	Amount (₹ in millions)
Finance Act, 1994 (Service Tax)	CENVAT	April 2005 to March 2010	Madras HC	71.8
Finance Act, 1994 (Service Tax)	CENVAT	April 2010 to March 2011	Madras HC	1.9
Finance Act, 1994 (Service Tax)	CENVAT	April 2011 to March 2012	Madras HC	0.7
Finance Act, 1994 (Service Tax)	CENVAT	April 2015 to June 2017	Madras HC	5.7
Uttar Pradesh Value Added Tax Act, 2008	VAT	2011-12	Commercial tax officer - Uttar Pradesh	1.1
West Bengal Value Added Tax Act, 2003	VAT	2015-16	Commercial tax officer - West Bengal	1.8
Central Sales Tax Act, 1956	CST	2011-12	Commercial Tax Officer- Tamil Nadu	1
Tamil Nadu Value Added tax Act, 2006	VAT	2014-15	Commercial Tax Officer- Tamil Nadu	0.2
Central Sales Tax Act, 1956	VAT	2016-17	Commercial Tax Officer- Telangana	8.5
Income Tax Act, 1961	Income Tax	AY 2014-15	Commissioner of Income Tax (Appeals)	15.2
Income Tax Act, 1961	Income Tax	AY 2016-17	Assessing Officer	34.3
Income Tax Act, 1961	Income Tax	AY 2018-19	Assessing officer/ Commissioner of Income Tax (Appeals)	299.5
Income Tax Act, 1961	Income Tax	AY 2022-23	Assessing officer/ Commissioner of Income Tax (Appeals)	757.9
Income Tax Act, 1961	Income Tax	AY 2024-25	National Faceless Appeal Center	711.7
Income Tax Act, 1961	Income Tax	AY 2001-02 to AY 2015-16	Madras HC	#
Goods & Service Tax Act, 2017	Input Tax Credit	2017-18	The Commissioner of GST & CE.(Appeals-II), Anna Nagar	118.9
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	Addl. Commissioner (Appeals), GCTS& CE., Ranchi	5.8
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	The Appellate Authority, New Delhi	10
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	The Appellate Joint Commissioner of State Tax, GST Appeal, Hyderabad	16.3
Goods & Service Tax Act, 2017	Input Tax Credit	2018-19	Deputy Commissioner Appeals - ST, Karnataka	13.8
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	The Joint Commissioner of Appeals, Dehradun	4.9
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	The Joint Commissioner (Appeal) ST, Kerala	13.2
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	Appellate Tribunal	3.7
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	The Commissioner Appeals, West Bengal	13.2
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	Appellate Authority, Lucknow, UP	4.5
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	Deputy Commissioner (Appeal) State Tax, Chennai	16.5
Goods & Service Tax Act, 2017	Input Tax Credit	2020-21	The Joint Commissioner (Appeal), Raigad Dvn.	16.4
Goods & Service Tax Act, 2017	Input Tax Credit	2017-18	The Joint Commissioner (Appeal), Raigad Dvn.	2.4


Name of the statute	Nature of dues	Period to which dispute relates	Forum in which it is pending	Amount (₹ in millions)
Goods & Service Tax Act, 2017	Input Tax Credit	2021-22	The Joint Commissioner, Corporate Circle, UP	48.1
Goods & Service Tax Act, 2017	Input Tax Credit	2019-20	Deputy Commissioner (Appeal) State Tax, Karnataka	0.2
Goods & Service Tax Act, 2017	Input Tax Credit	2021-22	Deputy Commissioner (Appeal) State Tax, Chennai	31.2
Goods & Service Tax Act, 2017	Input Tax Credit	2014-16	High Court	161.8

*The above cases include amounts deposited in respect of Goods and Services Tax of ₹ 112.1 million, Value Added Tax of ₹ 0.76 million and Income Tax of ₹ 151.6 million.

#The Income Tax Department has filed 20 appeals in the Madras High Court against the Company's favourable order from the Income Tax Appellate Tribunal. We understand from the Company that no notice has been served and no details of the grounds or quantum are available. Refer note D(23) to the Standalone financial statements.

(viii) According to the information and explanations provided to us, the Company has not surrendered or disclosed any transaction, previously unrecorded in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the year. Hence, the requirement to report on clause 3(viii) of the Order is not applicable.

(ix) (a) According to the information and explanations provided to us and based on our examination of the records of the Company, the Company has not defaulted in repayment of loans or other borrowings or in the payment of interest thereon to any lender.

(ix) (b) According to the information and explanations provided to us, the Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(ix) (c) According to the information and explanations provided to us and based on our examination of the records of the Company, term loans were applied for the purpose for which the loans were obtained.

(ix) (d) According to the information and explanations provided to us and based on an overall examination of the financial statements of the Company, no funds raised on short-term basis have been used for long-term purposes by the Company.

(ix) (e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(ix) (f) The Company has not raised loans during the year on the pledge of securities held in its subsidiaries. Hence, the requirement to report on clause (ix)(f) of the Order is not applicable to the Company.

(x) (a) The Company has not raised any money during the year by way of initial public offer / further public offer (including debt instruments). Hence, the requirement to report on clause 3(x)(a) of the Order is not applicable to the Company.

(x) (b) The Company has not made any preferential allotment or private placement of shares / fully or partially or optionally convertible debentures during the year under audit and hence, the requirement to report on clause 3(x)(b) of the Order is not applicable to the Company.

(xi) (a) According to the information and explanations given to us and to the best of our knowledge, no fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(xi) (b) According to the information and explanations given to us and to the best of our knowledge, no report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(xi) (c) As represented to us by the management, there are no whistle blower complaints received by the Company during the year.

(xii) The Company is not a Nidhi Company and therefore, the requirement to report on clause 3(xii) of the Order is not applicable to the Company.

(xiii) According to the information and explanations provided to us and based on the examination



of the records of the Company, transactions with the related parties are in compliance with sections 177 and 188 of the Companies Act, 2013 where applicable and the details have been disclosed in the notes to the Standalone financial statements, as required by the applicable accounting standards.

(xiv) (a) According to the information and explanations provided to us and based on our examination of the records of the Company, in our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

(xiv) (b) The internal audit reports of the Company issued till the date of the audit report, for the period under audit have been considered by us.

(xv) In our opinion and according to the information and explanations provided to us, the Company has not entered into any non-cash transactions with its directors or persons connected with its directors and hence requirement to report on clause 3(xv) of the Order is not applicable to the Company.

(xvi) (a) The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause (xvi)(a) of the Order is not applicable.

(xvi) (b) The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause (xvi)(b) of the Order is not applicable.

(xvi) (c) The Company is not a Core Investment Company as defined in the regulations made by the Reserve Bank of India. Accordingly, the requirement to report on clause 3(xvi)(c) of the Order is not applicable to the Company.

(xvi) (d) The Group has one Core Investment Company as part of the Group.

(xvii) The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

(xviii) There has been no resignation of the statutory auditors during the year and accordingly requirement to report on Clause 3(xviii) of the Order is not applicable to the Company.

(xix) On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the Standalone financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

(xx) (a) In respect of other than ongoing projects, there are no unspent amounts that are required to be transferred to a fund specified in Schedule VII to the Act, in compliance with second proviso to section 135(5) of the Act. This matter has been disclosed in Note D(52) to the Standalone financial statements.

(xx) (b) There are no unspent amounts in respect of ongoing projects, that are required to be transferred to a special account in compliance with the provision of section 135(6) of the Act. This matter has been disclosed in Note D(52) to the Standalone financial statements.

Place: Chennai
Date: April 13, 2026

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 26237830ITJGPH5183



Annexure B to the Independent Auditor's Report

(Referred to in paragraph 2(f) under 'Report on other Legal and Regulatory requirements' section of our report of even date)

Report on the Internal Financial Controls with reference to Standalone Financial Statements under clause (i) of sub-section 3 of section 143 of the Companies Act 2013

We have audited the internal financial controls with reference to Standalone financial statements of **Sify Technologies Limited** ("the Company") as at March 31, 2026 in conjunction with our audit of the Standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013 ("the Act").

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to Standalone financial statements of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing, issued by the ICAI and deemed to be prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to the Standalone financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to Standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone financial statements included obtaining an understanding of internal financial controls with reference to Standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Standalone financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to Standalone financial statements.

Meaning of Internal Financial Controls with reference to Standalone Financial Statements

A company's internal financial control with reference to Standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal financial control with reference to Standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.



Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls with reference to Standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone financial statements to future periods are subject to the risk that the internal financial control with reference to Standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to Standalone financial statements and such internal financial controls with reference to Standalone financial statements were operating effectively as at March 31, 2026, based on the criteria for internal financial controls with reference to Standalone financial statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

Place: Chennai
Date: April 13, 2026

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 26237830ITJGPH5183



Standalone Balance Sheet

As at March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	Note No. (D)	As at March 31, 2026	As at March 31, 2025
ASSETS			
(1) Non-current assets			
(a) Property, Plant and Equipment	1A	7,670.23	7,617.45
(b) Right-of-use assets	2	2,967.17	2,913.70
(c) Capital work-in-progress	1B	649.91	699.25
(d) Intangible assets	3	431.49	526.46
(e) Investments in Subsidiaries	4	14,070.56	12,320.56
(f) Financial assets			
(i) Loans	5	200.00	900.00
(ii) Other financial assets	6	311.91	280.56
(g) Deferred Tax assets (net)	31	358.31	377.87
(h) Income Tax Assets (net)	7	2,224.70	2,261.06
(i) Other non-current assets	8	295.67	259.84
		29,179.95	**28,156.75**
(2) Current assets			
(a) Financial assets			
(i) Trade receivables	9	5,746.72	3,995.12
(ii) Cash and Cash equivalents	10.1	1,130.46	1,147.88
(iii) Other bank balances	10.2	-	1,381.70
(iv) Other financial assets	11	485.45	911.17
(b) Other current assets	12	2,142.57	1,556.91
		9,505.20	**8,992.78**
Total Assets		**38,685.15**	**37,149.53**
EQUITY AND LIABILITIES			
EQUITY			
(a) Equity Share Capital	13	4,358.90	4,353.85
(b) Other Equity	14	10,603.60	10,387.75
		14,962.50	**14,741.60**
LIABILITIES			
(1) Non - current liabilities			
(a) Financial liabilities			
(i) Borrowings	15.1	2,609.06	3,698.95
(ii) Lease liabilities	15.2	1,237.95	1,288.08
(iii) Other financial liabilities	16	37.89	37.89
(b) Provisions	17	61.93	64.82
(c) Other non-current liabilities	18	5,080.37	3,209.96
		9,027.20	**8,299.70**
(2) Current liabilities			
(a) Financial liabilities			
(i) Borrowings	19.1	5,734.62	3,690.29
(ii) Lease Liabilities	19.2	397.25	300.08
(iii) Trade payables			
Total outstanding dues of micro enterprises and small enterprises	20	8.38	66.44
Total outstanding dues of creditors other than micro enterprises and small enterprises		3,676.12	5,790.76
(iv) Other financial liabilities	21	1,089.91	1,153.84
(b) Other current liabilities	22	3,771.84	3,090.30
(c) Provisions	17	17.33	16.52
		14,695.45	**14,108.23**
Total Equity and Liabilities		**38,685.15**	**37,149.53**

Material accounting policies and notes to the standalone financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the standalone financial statements

As per our report of even date attached

for Manohar Chowdhry & Associates Chartered Accountants Firm Registration No.: 001997S	For and on behalf of the Board of Directors Sify Technologies Limited CIN: U72200TN1995PLC050809	
K S Y Suryanandh *Partner* Membership No.: 237830	**Raju Vegesna** *Chairman and Managing Director* DIN:00529027	**M P Vijay Kumar** *Whole time director* DIN: 05170323
Chennai *April 13, 2026*	**V Ramanujan** *Chief Financial Officer*	**Meenakshi Jayaraman** *Company Secretary*


Standalone Statement of Profit and Loss

for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	Note No. (D)	For the year ended March 31, 2026	For the year ended March 31, 2025
Revenue from operations	24	13,848.32	12,303.30
Other income	25	792.81	725.98
Total income		**14,641.13**	**13,029.28**
Expenses			
Cost of services rendered	26	7,590.48	7,216.11
Employee benefits expense	27	1,197.39	1,281.38
Finance costs	28	903.12	909.84
Depreciation and amortisation expense	1,2 and 3	2,427.98	2,166.70
Other expenses	29	2,222.78	2,091.36
Total expenses		**14,341.75**	**13,665.39**
Profit / (Loss) before tax		**299.38**	**(636.11)**
Tax expense			
Current Tax	31	(95.59)	(4.39)
Deferred Tax		(19.56)	57.62
Profit / (Loss) after tax		**184.23**	**(582.88)**
Other comprehensive income			
Items that will not be reclassified to profit or loss in subsequent periods			
Remeasurements of net defined benefit liability/(asset)		9.00	2.36
Total other comprehensive income		**9.00**	**2.36**
Total comprehensive income for the year		**193.23**	**(580.52)**
Earnings per equity share (₹ 10 paid up)			
Basic	33	0.42	(1.56)
Diluted		0.42	(1.56)

Material accounting policies and notes to the standalone financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the standalone financial statements

As per our report of even date attached
for Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No.: 001997S

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN: U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN:00529027

M P Vijay Kumar
Whole time director
DIN: 05170323

Chennai
April 13, 2026

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Standalone Statement of Cash Flow

for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

		For the year ended March 31, 2026	For the year ended March 31, 2025
Profit/(Loss) before tax		**299.38**	**(636.11)**
Adjustments for :			
Depreciation and amortisation expense		2,427.98	2,166.70
Finance expenses		903.12	910.00
Allowance for doubtful debts		84.74	59.80
Income from Lease termination		(1.06)	-
Employee stock compensation expense		0.16	0.70
Unrealised foreign exchange fluctuation loss/(gain), net		(42.79)	12.10
Interest income		(262.04)	(312.70)
Dividend income		(40.60)	(22.50)
(Profit) /loss on sale of Property, Plant and Equipment (net)		(8.45)	(1.90)
Operating profit / (loss) before working capital changes		**3,360.44**	**2,176.09**
(Increase)/decrease in trade receivables - current		(1,745.68)	(354.80)
(Increase)/decrease in other financial assets Current & Non-Current		357.05	265.20
(Increase)/decrease in other current & Non-current assets		(552.99)	(234.70)
(Increase)/decrease in other bank balances		1,381.70	(1,308.70)
Increase/(decrease) in trade payables		(2,225.73)	1,015.48
Increase/(decrease) in other Current & non-current liabilities		2,551.95	606.40
Increase/(decrease) in other financial liabilities - current & Non-Current		(16.16)	74.20
Increase/(decrease) in provisions - Current & non-current		6.92	19.90
Cash generated from operations		**3,117.50**	**2,259.07**
Tax (paid)/refund received		(59.23)	(31.60)
Net cash generated from operating activities	**(A)**	**3,058.27**	**2,227.47**
Cash flow from investing activities			
Investment in equity shares of subsidiary/other entities		(1,500.00)	(1,230.50)
Investment in Compulsorily Convertible Debentures of subsidiary/other entities		(250.00)	-
Proceeds from sale of investment		-	124.70
Purchase of Property, Plant and Equipment		(1,791.14)	(2,542.70)
Amount paid for acquisition of right of use assets		(284.61)	(529.50)
Loan given to subsidiaries		(1,400.00)	(900.00)
Loan repaid by subsidiaries		2,100.00	208.00
Sale proceeds of Property, Plant and Equipment		8.51	85.80
Dividend received		40.60	22.50
Interest income received		279.26	278.50
Net cash used in investing activities	**(B)**	**(2,797.38)**	**(4,483.20)**
Cash flow from financing activities			
Proceeds from long-term borrowings		1,709.72	1,881.06
Repayment of long-term borrowings		(2,756.41)	(1,311.26)
Increase/(decrease) in short-term borrowings		2,150.77	373.80
Repayment of principal portion of lease liabilities		(336.44)	(318.40)
Repayment of interest on lease liabilities		(118.51)	(110.10)
Proceeds from rights issue & issue of new shares		27.24	2,532.00
Transaction cost pertaining to right issue		-	(52.40)
Interest paid		(799.83)	(799.70)
Net cash from financing activities	**(C)**	**(123.46)**	**2,195.00**



Standalone Statement of Cash Flow

for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

		For the year ended March 31, 2026	For the year ended March 31, 2025
Effect of exchange differences on translation of cash and cash equivalents	**(D)**	5.16	(0.30)
Net increase/(decrease) in cash and cash equivalents during the year	**(A) + (B) + (C) + (D)**	142.59	(61.03)
Cash and cash equivalents at the beginning of the year		987.87	1,048.90
Cash and cash equivalents at the end of the year [Refer Note D (10.1) & (10.2)]		1,130.46	987.87

Disclosure of changes in liabilities arising from financing activities [Refer Note D (30)]

Material accounting policies and notes to the standalone financial statements [(Refer notes C and D)]

This is the cash flow statement referred to in our report of even date

As per our report of even date attached
for Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No.: 001997S

K S Y Suryanandh
Partner
Membership No.: 237830

Chennai
April 13, 2026

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN: U72200TN1995PLC050809

Raju Vegesna
Chairman and Managing Director
DIN:00529027

V Ramanujan
Chief Financial Officer

M P Vijay Kumar
Whole time director
DIN: 05170323

Meenakshi Jayaraman
Company Secretary


Standalone Statement of Changes in Equity

for the year ended March 31, 2026   (All amounts are in Indian Rupees (₹) millions except share data and as stated)

A. Equity Share Capital

	For the year ended	
	March 31, 2026	March 31, 2025
Balance at the beginning of the year	**4,353.85**	**1,846.15**
Change in Equity Share Capital due to prior period errors	-	-
Restated Balance at the beginning of the year	**4,353.85**	**1,846.15**
Change in Equity Share Capital during the year	5.05	2,507.70
Balance at the end of the year	**4,358.90**	**4,353.85**

B. Other Equity

	Reserves and surplus			Other Components of Equity		
	Securities Premium	General Reserve	Retained earnings	Stock Options Outstanding	Remeasurements of net defined benefit liability/(asset)	Total
2025-26						
Balance as at April 1, 2025* (A)	**20,037.31**	**170.87**	**(9,814.14)**	**3.19**	**(9.48)**	**10,387.75**
Changes in accounting policy/prior period errors (B)	-	-	-	-	-	-
Restated Balance as at April 1, 2025 (C = A+B)	**20,037.31**	**170.87**	**(9,814.14)**	**3.19**	**(9.48)**	**10,387.75**
Profit for the year (D)	-	-	184.23	-	-	**184.23**
Other comprehensive income for the year (E)	-	-	-	-	9.00	**9.00**
Total comprehensive income for the Year (F=D+E)	**-**	**-**	**184.23**	**-**	**9.00**	**193.23**
Employee stock compensation cost for the year (G)	-	-	-	0.20	-	**0.20**
Employee stock compensation cost for the year relating to subsidiaries (H)	-	-	-	0.23	-	**0.23**
Transferred from stock options outstanding account (I)	0.75	0.87	-	(1.62)	-	**-**
Additions to securities premium on issue of shares on exercise of ASOP (J)	22.19	-	-	-	-	**22.19**
Others (K)	0.05	0.04	(0.09)	-	-	**-**
Balance as at March 31, 2026 - (L = C+F+G+H+I+J+K)	**20,060.30**	**171.78**	**(9,630.00)**	**2.00**	**(0.48)**	**10,603.60**
Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (44) (a)] - (M)	**(11,626.40)**	**-**	**11,626.40**	**-**	**-**	**-**
Accumulated losses dealt with vide scheme of merger as per contra [Refer note D (44) (b)] - (N)	**(2,766.10)**	**-**	**2,766.10**	**-**	**-**	**-**
Amount carried forward to Balance Sheet [(O) = (L)+(M)+(N)]	**5,667.80**	**171.78**	**4,762.50**	**2.00**	**(0.48)**	**10,603.60**
2024-25						
Balance as at April 1, 2024* (A)	**19,995.60**	**84.47**	**(9,085.26)**	**105.09**	**(11.84)**	**11,088.06**
Changes in accounting policy/prior period errors (B)	-	-	-	-	-	-
Restated Balance as at April 1, 2024 (C = A+B)	**19,995.60**	**84.47**	**(9,085.26)**	**105.09**	**(11.84)**	**11,088.06**
Profit for the year (D)	-	-	(582.88)	-	-	**(582.88)**
Other comprehensive income for the year (E)	-	-	-	-	2.36	**2.36**
Total comprehensive income for the Year (F=D+E)	**-**	**-**	**(582.88)**	**-**	**2.36**	**(580.52)**



Standalone Statement of Changes in Equity

for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	Reserves and surplus			Other Components of Equity		
	Securities Premium	General Reserve	Retained earnings	Stock Options Outstanding	Remeasurements of net defined benefit liability/(asset)	Total
Employee stock compensation cost for the year (G)	-	-	-	0.73	-	**0.73**
Employee stock compensation cost for the year relating to subsidiaries (H)	-	-	-	1.15	-	**1.15**
Transferred from stock options outstanding account (I)	17.38	86.40	-	(103.78)	-	**-**
Additions to securities premium on issue of shares on exercise of ASOP (J)	24.33	-	-	-	-	**24.33**
Acquisition of equity shares in subsidiary without change in control (K) [refer note D(12)]	-	-	(93.60)	-	-	**(93.60)**
Transaction cost pertaining to the right issue of the shares during the period (L)	-	-	(52.40)	-	-	**(52.40)**
Balance as at March 31, 2025 - (M = C+F+G+H+I+J+K+L)	**20,037.31**	**170.87**	**(9,814.14)**	**3.19**	**(9.48)**	**10,387.75**
Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (44) (a)] - (N)	**(11,626.40)**	**-**	**11,626.40**	**-**	**-**	**-**
Accumulated losses dealt with vide scheme of merger as per contra [Refer note D (44) (b)] - (O)	**(2,766.10)**	**-**	**2,766.10**	**-**	**-**	**-**
Amount carried forward to Balance Sheet [(P) = (M)+(N)+(O)]	**5,644.81**	**170.87**	**4,578.36**	**3.19**	**(9.48)**	**10,387.75**

*Balance at April 1, 2024 and April 1, 2025 of Securities Premium and Retained Earnings are before adjustment of Accumulated Losses with Securities Premium as detailed in Note D (44).

Material accounting policies and notes to the standalone financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the standalone financial statements

As per our report of even date attached
for Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No.: 001997S

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN: U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN:00529027

M P Vijay Kumar
Whole time director
DIN: 05170323

Chennai
April 13, 2026

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

A. COMPANY OVERVIEW

Sify Technologies Limited ('Sify' or 'the Company') is a Company domiciled in India. The address of the Company's registered office is 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company offers converged ICT solutions comprising Network-centric services. The Company has transferred its Data Center business to its Subsidiary Sify Infinit Spaces Limited and IT services business (Cloud and Managed services, Applications Integration services and Technology Integration services) to its wholly owned subsidiary Sify Digital Services Limited respectively effective from April 1, 2020 vide Business Transfer Agreement dated January 28, 2021.

The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market in the United States.

B. BASIS OF PREPARATION

The standalone financial statements of the Company have been prepared and presented in accordance with the Generally Accepted Accounting Principles (GAAP) under the historical cost convention on accrual basis of accounting, except for certain financial instruments which are measured on fair value basis and Statement of cash Flow. GAAP comprises Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013 read with the Companies (Indian Accounting Standards) Rules, 2015 as amended, (Ind AS) and other accounting policies generally accepted in India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to existing accounting standards requires a change in the accounting policy hitherto in use. Management evaluates all recently issued or revised accounting standards on an on-going basis.

All assets and liabilities have been classified as current or non-current as per the company's normal operating cycle and other criteria set-out in note C (24). Based on the nature of products and services and the time between the acquisition of assets for processing and their realization in cash and cash equivalents, the company has ascertained its operating cycle as 12 months for the purpose of current and non-current classification of assets and liabilities.

1. Statement of Compliance

The Standalone Financial Statements comprising Balance Sheet, Statement of Profit and Loss, Statement of Changes in Equity, Statement of Cash Flow, together with notes for the year ended March 31, 2026 have been prepared in accordance with Ind AS duly approved by the Board of Directors at its meeting held on April 13, 2026.

2. Basis of Measurement

The standalone financial statements have been prepared on the historical cost basis except for the following:

- Derivative financial instruments are measured at fair value

- Financial assets at fair value through other comprehensive income are measured at fair value

- Financial instruments at fair value through profit or loss are measured at fair value.

- Share-based payments

- The defined benefit asset is recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

- In relation to lease prepayments, the initial fair value of the security deposit is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a Right of Use Asset.

The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note C (18).

3. New and amended Standards

Issued but not effective

The Ministry of Corporate Affairs amended the Companies (Indian Accounting Standards) Rules, 2015 on August 13, 2025 by introducing certain changes to Ind AS 1 Presentation of Financial Statements. This



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

primarily relates to an entity's right to defer settlement for at least 12 months. These amendments are applicable for annual reporting periods beginning on or after April 1, 2026. The Company does not expect any material impact on its financial statements due to this amendment.

4. Functional and Presentation Currency

The Standalone financial statements have been prepared in Indian Rupee (₹) which is the functional currency of the Company. All financial information presented in Indian Rupees has been rounded to nearest millions except where otherwise indicated.

Management elected to change the presentation of the Company's financial statements and accompanying footnote disclosures from lakhs to millions. The change in presentation had no material impact on previously reported financial information, but certain amounts reported for prior periods may differ by insignificant amounts due to the nature of rounding relative to the change in presentation. In addition, historical percentages and per share amounts presented may not add to their respective totals or recalculate due to rounding.

5. Use of estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, the disclosures of contingent assets and contingent liabilities at the date of financial statements, income and expenses during the period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods which are affected.

Application of accounting policies that require critical accounting estimates, judgements and assumption having the most significant effect on the amounts recognized in the financial statements are:

- Valuation of financial instruments [Note C(2)]

- Expected Credit losses on Financial Assets [Note C(2)]

- Useful lives of property, plant and equipment [Note C(4)]

- Useful lives of intangible assets [Note C(6)]

- Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities [Note C(7)]

- Impairment testing [Note C(9)]

- Measurement of defined employee benefit obligations [Note C (10)]

- Measurement of share-based payments [Note C(11)]

- Provisions [Note C(12)]

- Identification of performance obligation and timing of satisfaction of performance obligation, measurement of transaction price on revenue recognition [Note C(13)]

- Utilization of tax losses and computation of deferred taxes [Note C(16)]

- Contingent Liabilities [Note C(23)]

C. MATERIAL ACCOUNTING POLICIES

1. Foreign currency

(i) Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate prevailing on the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the Statement of Profit and Loss for determination of net profit or loss during the period.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated to functional currency using average exchange rates during the period. Any differences arising on such translation are recognized in other comprehensive income. Such differences are included in the foreign currency translation reserve "FCTR" within other components of equity. When a foreign operation is disposed off, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

2. Financial Instruments

a. Financial Assets

Financial assets comprises trade receivables, cash and cash equivalents and other financial assets.

Initial recognition:

All financial assets are recognised initially at fair value except for trade receivables which are recognised at transaction price. In the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset are added to the fair value on initial recognition. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement:

(i) Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cashflows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost using effective interest rate (EIR) method. The EIR amortisation is recognised as finance income in the Statement of Profit and Loss.

The Company while applying above criteria has classified the following financial assets at amortised cost

a)   Trade receivable

b)   Other financial assets.

(ii) Financial assets at fair value through other comprehensive income (FVTOCI):

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognised in other comprehensive income.

(iii) Financial assets at fair value through profit or loss (FVTPL):

Financial asset are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortised cost or at fair value through other comprehensive income. All fair value changes are recognised in the Statement of Profit and Loss.

Derecognition of financial assets:

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred and the transfer qualifies for derecognition. On derecognition of a financial asset in its entirety, the difference between the


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability assumed) shall be recognised in the Statement of Profit and Loss.

Impairment of financial assets:

Trade receivables, contract assets, lease receivables under Ind AS 109, investments in debt instruments that are carried at amortised cost are tested for impairment based on the expected credit losses for the respective financial asset.

(i) Trade receivables

An impairment analysis is performed at each reporting date. The expected credit losses over lifetime of the asset are estimated by adopting the simplified approach using a provision matrix which is based on historical loss rates reflecting current condition and forecasts of future economic conditions. In this approach assets are grouped on the basis of similar credit characteristics such as industry, customer segment, past due status and other factors which are relevant to estimate the expected cash loss from these assets.

(ii) Other financial assets

Other financial assets are tested for impairment based on significant change in credit risk since initial recognition and impairment is measured based on probability of default over the lifetime when there is significant increase in credit risk.

b. Financial liabilities

Initial recognition and measurement:

Financial liabilities are initially recognised at fair value and any transaction cost that are attributable to the acquisition of the financial liabilities except financial liabilities at fair value through profit or loss which are initially measured at fair value.

Subsequent measurement:

The financial liabilities are classified for subsequent measurement into following categories:

- at amortised cost
- at fair value through profit or loss

(i) Financial liabilities at amortised cost

The company is classifying the following financial liabilities at amortised cost;

a) Borrowings from banks

b) Borrowings from others

c) Finance lease liabilities

d) Trade payables

e) Other financial liabilities

Amortised cost for financial liabilities represents amount at which financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount.

(ii) Financial liabilities at fair value through profit or loss

Financial liabilities held for trading are measured at FVTPL.

Derecognition of financial liabilities:

A financial liability shall be derecognised when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

c. Derivative financial instruments

Foreign exchange forward contracts and options are entered into by the Company to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. The Company also enters into cross currency and interest rate swaps for hedging the risk against variability in cash flows of its term loan.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

These derivative contracts do not qualify for hedge accounting under Ind AS 109, and are initially recognized at fair value on the date the contract is entered into and subsequently measured at fair value through profit or loss. Gains or losses arising from changes in the fair value of the derivative contracts are recognized in profit or loss.

d. Offsetting of financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the Balance Sheet when, and only when, the Company has a legal right to offset the recognised amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

e. Reclassification of financial assets

The Company determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets (which are categorised as equity instruments) at FVTOCI and financial assets or liabilities that are specifically designated as FVTPL. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be very infrequent. The management determines change in the business model as a result of external or internal changes which are significant to the Company's operations. A change in the business model occurs when the Company either begins or ceases to perform an activity that is significant to its operations. If the Company reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediately next reporting period following the change in business model. The Company does not restate any previously recognised gains, losses (including impairment gains or losses) or interest.

3. Share capital

Ordinary shares are classified as Equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognized as a deduction from Equity, net of any tax effects.

4. Property, Plant and Equipment

Property, Plant and Equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchases taxes, after deducting trade discounts and rebates and includes expenditure directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of Property, Plant and Equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Amount paid as advances towards the acquisition of property, plant and equipment is disclosed separately under other non-current assets as capital advances and the cost of assets not put to use as on balance sheet date are disclosed under 'Capital work-in-progress.

Gains and losses on disposal of an item of Property, Plant and Equipment are determined by comparing the proceeds from disposal with the carrying amount of Property, Plant and Equipment and are recognized net within "other income / other expenses" in the Statement of Profit and Loss.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Statement of Profit or Loss.

Depreciation

Depreciation is recognized in the Statement of profit and loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminus over the contract period. Management's estimated useful lives for the year ended March 31, 2026 and March 31, 2025 were as follows:

	Estimated useful life in years	Useful life prescribed by Schedule II (in years)
Buildings	28	30
Plant and equipment		
• Tower, telecom ducts, cables and optical fibre	3 - 8	18
• Telecom transceivers	8	13
• Computer servers	5	6
• Computer laptops/desktop	3	3
Furniture and fittings	5	10
Office equipment	5	5
Motor vehicles	3	8

The estimated useful life of these assets have been assessed based on technical advice, taking into the account the nature of the asset, the estimated usage of the asset, the operating conditions of the asset, past history of replacement, anticipated technological changes, manufacturers warranties and maintenance support etc. Residual Value is estimated as Nil. These estimates are revisited on a periodical basis.

5. Business combinations

Business combinations are accounted for using Ind AS 103 Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103. The cost of acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transactions costs that the Company incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

The acquisition of an asset or a group of assets that does not constitute a 'business' as per Ind AS 103 is accounted for by identifying and recognizing the individual identifiable assets acquired and liabilities assumed. The cost of the group of assets is allocated to such individual identifiable assets and liabilities on the basis of their relative fair values on the date of purchase.

Business combinations involving entities or businesses under common control have been accounted for using the pooling of interests method.

6. Intangible assets

Intangible assets that are acquired by the Company, which have finite useful lives,


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Amortization of intangible assets with finite useful lives

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives for the current and previous year are as follows:

	Estimate of useful life in years
System software	1 - 3
Undersea cable capacity	12
Other Intangibles	3 - 5

Amortization methods, estimated useful life and residual values are reviewed at each reporting date and adjusted if appropriate.

7. Leases

As a lessee:

The Company's lease asset classes primarily consist of leases for land and buildings, lease of equipments and lease of Indefeasible Right-of- Use assets (IRU). The company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the company assesses whether: (1) the contract involves the use of an identified asset (2) the company has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the company changes its assessment if whether it will exercise an extension or a termination option.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

As a lessor:

Leases for which the company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

8. Contract liability

Contract Liability (Unearned income) represents unserved portion of billed contracts. Contract liabilities are recognised as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

9. Impairment of non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Reversal of impairment loss

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized directly in other comprehensive income and presented within equity.

10. Employee benefits

Employee benefits are accrued in the period in which the associated services are rendered by employees of the Company, as detailed below:

(a) Defined contribution plan (Provident fund)

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. The Company makes specified monthly contribution towards Government administered provident fund scheme. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit and loss in the periods during which


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

the related services are rendered by employees.

(b) Defined benefit plans (Gratuity)

In accordance with the Payment of Gratuity Act, 1972, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by the HDFC Life Insurance Company Limited and Life Insurance Corporation of India (LIC). The company's net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting any unrecognized past service cost and the fair value of any plan assets.

The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognised in other comprehensive income and presented within equity. Remeasurements are not reclassified to profit or loss in subsequent periods. Service costs, net interest expenses and other expenses related to defined benefit plans are recognised in profit or loss.

(c) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis

and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(d) Compensated absences

The employees of the Company are entitled to compensated absence. The employees can carry forward a portion of the unutilized accrued absence and utilize it in future periods or receive cash compensation at retirement or termination of employment for the unutilized accrued compensated absence. The Company recognizes an obligation for compensated absences in the period in which the employee renders the services. The Company provides for the expected cost of compensated absence in the Statement of Profit and Loss as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations carried out by an independent actuary at the balance sheet date.

11. Share-based payment transactions

The fair value of options on grant date, (equity-settled share based payments) granted to employees is recognized as an employee expense other than options granted to employees of Subsidiary company which is accounted as intercompany receivable, with a corresponding increase in equity, over the period in which the options are vested. The increase in equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Company includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

12. Provisions

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Aprovision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

The Company provides an ex-gratia retirement benefit to eligible employees over and above the statutory gratuity limit, at the discretion of management. Provision is accrued based on the estimate.

13. Revenue recognition

The Company derives revenue from converged ICT solutions comprising Network services.

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services excluding the amount collected on behalf of third parties.

Network Services:

Revenue from Network services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipments are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

The Company provides NLD (National Long Distance) and ILD (International Long Distance) services through Company's network. The Company carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognised when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Company's network).

Multiple deliverable arrangements

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements.

The Company accounts for goods or services of the package separately if they are distinct. i.e. if a good or service is separately identifiable from other promises in the contract and if


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

The Company allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. Standalone selling price is the price at which group would sell a promised good or service separately to the customer.

If the relative stand-alone selling prices are not available, the Company estimates the same. In doing so, the company maximise the use of observable inputs and apply estimation methods consistently in similar circumstances.

Contract Cost

Costs to fulfil customer contracts i.e. the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify or the costs generate/ enhance resources of the company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognised as asset and amortized over the contract period.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period if entity expects to recover those costs. The Company recognise incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognised as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

Significant judgements on applying Ind AS 115

The Company contracts with customer include promises or arrangements to transfer multiple goods or services to a customer. The Company assess whether such arrangements in the contract has distinct goods or services (performance obligation). Identification of

distinct performance obligation involves judgment to determine ability of customer to benefit independently from other promises in the contract.

The judgment is required to measure the transaction price for the contract. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration could be fixed amount or variable amount or could be both. Transaction price could also be adjusted for time value of money if contract includes a significant financing component.

Trade receivable - unbilled

The Company uses judgment in determining timing of satisfaction of performance obligation. The Company considers how customer benefits from goods or services as the services are rendered, who controls as the assets is created or enhanced, whether asset has an alternate use and the entity has an enforceable right to payment for performance completed to date, transfer of significant risk and reward to the customer, acceptance or sign off from the customer etc.,

The Company uses judgement when capitalising the contract cost as to whether it generates or enhances resources of the entity that will be used in satisfying performance obligation in the future.

14. Finance income

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss. Interest income is recognized as it accrues in Statement of Profit and Loss, using the effective interest method. Dividend income is recognized in Statement of Profit and Loss on the date when the company's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

15. Finance expense

Finance expense comprises borrowing costs, bank charges, unwinding of discount on provision, fair value losses on financial assets at fair value through profit or loss that are



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

recognized in Statement of Profit and Loss. Fair value changes attributable to hedged risk are recognised in Statement of Profit and Loss.

Borrowing costs are interest and other costs (including exchange difference relating to foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs) incurred in connection with the borrowing of funds. Interest expense is recognised using effective interest method.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs are recognized as expenses in the period in which they are incurred. To the extent the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Company which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

16. Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions..

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting

purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss,

(ii) differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future.

(iii) arising due to taxable temporary differences on the initial recognition of goodwill, as the same is not deductible for tax purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

17. Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

during the period. Where ordinary shares are issued but not fully paid, they are treated in the calculation of basic earnings per share as a fraction of an ordinary share to the extent that they were entitled to participate in dividends during the period relative to a fully paid ordinary share. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes share options granted to employees. To the extent that partly paid shares are not entitled to participate in dividends during the period, they are treated as the equivalent of warrants or options in the calculation of diluted earnings per share.

18. Fair value measurement

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal market or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchy is described below:

Level 1 - unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of fair value hierarchy.

Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Trade and other receivables

The fair value of trade and other receivables expected to be realised beyond twelve months, excluding construction contracts in progress, is



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short-term nature of such assets. This fair value is determined for disclosure purposes or when acquired in a business combination.

(ii) Derivatives

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and the counter party when appropriate. The fair value of the cross currency swaps (principal only swaps) and interest rate swaps is determined based on the discounting of the future cash flows at the market rates existing on the reporting date.

(iii) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(iv) Share-based payment transactions

The fair value of employee stock options is measured using the Black-Scholes method. Measurement inputs include share price on grant date, exercise price

of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), expected term of the instrument (based on historical experience and general option holder behaviour), expected dividends, and the risk free interest rate (based on government bonds).

19. Dividend distribution to Equity shareholders

Dividend distributed to Equity shareholders is recognised as distribution to owners of capital in the Statement of Changes in Equity, in the period in which it is paid.

20. Investments in Subsidiaries

Investments in subsidiaries are carried at cost less accumulated impairment losses if any.

21. Segment Reporting

The Company is principally engaged in a single business segment viz. Network Centric Services. The Board of directors of the Company, which has been identified as being the chief operating decision maker (CODM), evaluates the Company's performance, allocate resources based on the analysis of the various performance indicators of the Company as a single unit. Accordingly, there is no other reportable segment in terms of Ind AS 108 'Operating Segments'.

22. Cash and cash equivalents

Cash and cash equivalent in the balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Company's cash management.

23. Contingent Liabilities

A disclosure for contingent liabilities is made where there is a possible obligation or a



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

present obligation that may probably not require an outflow of resources. When there is a possible or a present obligation where the likelihood of outflow of resources is remote, no provision or disclosure is made.

24. Current/ non-current classification

An asset is classified as current if:

(a) it is expected to be realised or sold or consumed in the Company's normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be realised within twelve months after the reporting period; or

(d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current if:

(a) it is expected to be settled in normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be settled within twelve months after the reporting period;

(d) it has no unconditional right to defer the settlement of the liability for at lease twelve months after the reporting period.

All other liabilities are classified as non-current.

The operating cycle is the time between acquisition of assets for processing and their realisation in cash and cash equivalents. The Company's normal operating cycle is twelve months.

D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

1A. Property, Plant and Equipment

The following table presents the changes in property, plant and equipment for the year ended March 31, 2026

Particulars	ORIGINAL COST				DEPRECIATION				NET BOOK VALUE	
	As at April 1, 2025	Additions during the year	Deletions/ Adjustments during the year*	As at March 31, 2026	As at April 1, 2025	For the year	Deletions/ Adjustments during the year*	As at March 31, 2026	As at March 31, 2026	As at March 31, 2025
Owned assets										
Freehold Land	206.87	-	-	206.87	-	-	-	-	206.87	206.87
Buildings	2,271.85	-	-	2,271.85	966.76	80.78	-	1,047.54	1,224.31	1,305.09
Plant and equipment	16,206.68	1,468.25	6,992.48	10,682.45	10,309.65	1,315.66	6,992.42	4,632.89	6,049.56	5,897.03
Furniture and fittings	91.45	0.27	89.61	2.11	90.75	0.19	89.61	1.33	0.78	0.70
Office equipment	174.15	3.12	104.42	72.85	129.05	4.01	104.42	28.64	44.21	45.10
Leasehold improvements	871.34	19.84	203.47	687.71	708.68	39.14	203.47	544.35	143.36	162.66
Motor vehicles	7.20	4.10	10.11	1.19	7.20	2.96	10.11	0.05	1.14	-
	19,829.54	1,495.58	7,400.09	13,925.03	12,212.09	1,442.74	7,400.03	6,254.80	7,670.23	7,617.45

Note:

(a) Refer note D (15) and D (19) for assets given as security against borrowings.

(b) Refer note D (23) (d) for capital commitments

*During the year, the Company carried out an evaluation of its assets to assess the future economic benefits expected from its use or disposal. Accordingly, the Company identified the following assets which it assessed did not have any future economic benefits from it's use (or) disposal. These assets have been retired from active use and remain in the custody of the Company pending physical disposal.

Category	Gross Block	Accumulated Depreciation
Plant and equipment	6,946.56	6,946.56
Furniture and fittings	89.61	89.61
Office equipment	104.38	104.38
Leasehold improvements	203.47	203.47
Motor vehicles	10.11	10.11
Total	7,354.13	7,354.13



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The following table presents the changes in property, plant and equipment for the year ended March 31, 2025

Particulars	ORIGINAL COST				DEPRECIATION				NET BOOK VALUE	
	As at April 1, 2024	Additions during the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at April 1, 2024	For the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at March 31, 2025	As at March 31, 2024
Owned assets										
Freehold Land	206.87	-	-	206.87	-	-	-	-	206.87	206.90
Buildings	2,271.85	-	-	2,271.85	885.77	80.99	-	966.76	1,305.09	1,386.10
Plant and equipment	14,273.18	2,235.20	301.70	16,206.68	9,376.55	1,154.90	221.80	10,309.65	5,897.03	4,896.60
Furniture and fittings	112.75	0.30	21.60	91.45	112.25	0.10	21.60	90.75	0.70	0.50
Office equipment	208.25	7.20	41.30	174.15	166.35	4.00	41.30	129.05	45.10	41.90
Leasehold improvements	802.44	68.90	-	871.34	634.18	74.50	-	708.68	162.66	168.20
Motor vehicles	7.20	-	-	7.20	7.20	-	-	7.20	-	-
	17,882.54	2,311.60	364.60	19,829.54	11,182.30	1,314.49	284.70	12,212.09	7,617.45	6,700.20

1B. Capital work-in-progress

Particulars	As at April 1, 2025	Additions /Adjustments	Capitalised during the year	As at March 31, 2026
Capital work-in-progress	699.25	1,700.77	(1,750.11)	649.91

Particulars	As at April 1, 2024	Additions /Adjustments	Capitalised during the year	As at March 31, 2025
Capital work-in-progress	2,540.00	792.45	(2,633.20)	699.25

Refer note 55 clause(vi) for Capital work-in-progress ageing

D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

3. Intangible assets

The following table presents the changes in intangible assets for the year ended March 31, 2026

Particulars	ORIGINAL COST				AMORTISATION				NET BOOK VALUE	
	As at April 1, 2025	Additions during the year	Deletions/ Adjustments during the year*	As at March 31, 2026	As at April 1, 2025	For the year	Deletions/ Adjustments during the year*	As at March 31, 2026	As at March 31, 2026	As at March 31, 2025
Undersea cable capacity	773.30	82.76	-	856.06	773.30	11.03	-	784.33	71.73	-
System software	2,327.27	171.77	508.51	1,990.53	1,820.01	335.32	508.51	1,646.82	343.71	507.26
License fees	78.00	-	20.00	58.00	58.80	3.15	20.00	41.95	16.05	19.20
Customer related intangibles	65.50	-	65.50	-	65.50	-	65.50	-	-	-
	3,244.07	254.53	594.01	2,904.59	2,717.61	349.50	594.01	2,473.10	431.49	526.46

*During the year, the Company carried out an evaluation of its assets to assess the future economic benefits expected from its use or disposal. Accordingly, the Company identified the following assets which it assessed did not have any future economic benefits from it's use.

Category	Gross Block	Accumulated Depreciation
System software	508.51	508.51
License fees	20.00	20.00
Customer related intangibles	65.50	65.50
Total	**594.01**	**594.01**

The following table presents the changes in intangible assets for the year ended March 31, 2025

Particulars	ORIGINAL COST				AMORTISATION				NET BOOK VALUE	
	As at April 1, 2024	Additions during the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at April 1, 2024	For the year	Deletions/ Adjustments during the year	As at March 31, 2025	As at March 31, 2025	As at March 31, 2024
Undersea cable capacity	773.30	-	-	773.30	771.70	1.60	-	773.30	-	1.60
System software	2,052.17	321.60	46.50	2,327.27	1,561.40	301.11	42.50	1,820.01	507.26	490.77
License fees	78.00	-	-	78.00	55.60	3.20	-	58.80	19.20	22.40
Customer related intangibles	65.50	-	-	65.50	65.50	-	-	65.50	-	-
	2,968.97	321.60	46.50	3,244.07	2,454.20	305.91	42.50	2,717.61	526.46	514.77


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

2. Right of Use Assets and Liabilities

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2026

Particulars	Category of ROU asset				
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2025	**269.10**	**448.80**	**988.70**	**1,207.10**	**2,913.70**
Additions	-	215.05	195.91	284.61	695.57
Deletions	-	(6.36)	-	-	(6.36)
Depreciation expenses	(3.22)	(207.90)	(267.07)	(157.55)	(635.74)
Balance as of March 31, 2026	**265.88**	**449.59**	**917.54**	**1,334.16**	**2,967.17**

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2025

Particulars	Category of ROU asset				
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2024	**788.20**	**616.50**	**210.30**	**818.60**	**2,433.60**
Additions	-	50.50	959.30	529.50	1,539.30
Deletions	(512.90)	-	-	-	(512.90)
Depreciation expenses	(6.20)	(218.20)	(180.90)	(141.00)	(546.30)
Balance as of March 31, 2025	**269.10**	**448.80**	**988.70**	**1,207.10**	**2,913.70**

Note:

Land

The Company's lease of land comprises of land taken on lease for a period of 90 years.

Building

The Company's lease of building comprises of leases of offices and guest houses.

Plant and Machinery

The Company's lease of plant and machinery comprises of leasing of equipments for providing telecommunication services.

Indefeasible Right to Use (IRU)

The Company has entered into long-term non- cancellable lease agreements for use of optical fibres on IRU basis. They are capitalised at the amount paid for acquiring such rights. They are amortised on straight-line basis over the period of agreement.

Lease Liabilities

Particulars	As at March 31, 2026	As at March 31, 2025
Current lease liabilities	397.25	300.08
Non-current lease liabilities	1,237.95	1,288.08
Total	**1,635.20**	**1,588.16**

The movement in lease liabilities during the year ended March 31, 2026 and March 31, 2025 are given below

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	**1,588.16**	**893.35**
Additions	390.45	1,009.80
Deletions	(7.42)	-
Interest on lease liabilities	118.51	110.10
Payment of lease liabilities	(454.95)	(428.50)
Fair valuation of Lease liabilities	0.45	3.41
Balance at the end of the year	**1,635.20**	**1,588.16**

Note: Refer Note D (41) for contractual maturities to lease liabilities



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Amounts recognised in profit or loss for the year ended March 31, 2026 and March 31, 2025 are given below

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Depreciation expenses	635.74	546.30
Interest on lease liabilities	118.51	110.10
Expenses relating to leases of low-value assets, including short-term leases of low-value assets	285.27	1,901.00

Note:

1. The lease agreements include escalation clauses, with escalation rates ranging from 0% to 20%, and escalation intervals ranging from every 12 months to 6 years.

2. The discount rate used for computation of right-of-use assets is 9.50%, determined based on the weighted average cost of capital (WACC).

3. The lease term for land is 90 years, and for buildings ranges from 2 years to 25 years and for plant and Machinery ranges from 2-20 years over which the right-of-use assets are depreciated on a straight-line basis.

4. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any major covenants other than the security interests in the leased assets that are held by the lessor. Leased assets are not used as security for borrowing purposes.

5. Lease commitments as at the reporting date amounting to ₹ Nil (March 31, 2025 : ₹ Nil).

4. Investments - non-current

		As at March 31, 2026	As at March 31, 2025
Investment in equity instruments			
Investments in subsidiaries - unquoted (carried at cost)			
Sify Technologies (Singapore) Pte Limited			
[2,000 (March 31, 2025 : 2,000) equity shares of S $1 each fully paid up]		0.10	0.10
[5,00,000 (March 31, 2025 : 5,00,000) equity shares of ₹67.98 ($ 1) each fully paid up]		33.97	33.97
Sify Data and Managed Services Limited			
[50,00,000 (March 31, 2025: 50,00,000) Equity Shares of ₹ 10 each fully paid up]		50.00	50.00
Sify Digital Services Limited (SDSL)			
[29,99,92,124 (March 31, 2025: 26,24,92,124) Equity Shares of ₹ 10 each fully paid up] (Refer note (a) below)		4,499.91	2,999.91
Sify Infinit Spaces Limited (SISL)			
[53,41,82,589 (March 31, 2025: 51,01,31,127) Equity Shares of ₹ 10 each fully paid up] (Refer note (c,d & e) below)		8,774.84	5,569.31
SKVR Software Solution Private Limited [Refer Note D (47)]			
[5,100 (March 31, 2025: 5,100) equity shares of ₹ 10 each fully paid up]		204.00	204.00
Total equity instruments	A	**13,562.82**	**8,857.29**
Investment in preference shares			
Investments in subsidiaries - unquoted (carried at cost)			
Sify Data and Managed Services Limited			
[2,00,00,000 (March 31, 2025: 2,00,00,000) 7% Non-Cumulative redeemable Preference Shares of ₹ 10 each fully paid up]		200.00	200.00



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

		As at March 31, 2026	As at March 31, 2025
Sify Technologies North America Corporation			
[8,00,00,000 (March 31, 2025: 8,00,00,000) Preferred stock of ₹ 0.006155 ($ 0.0001) each fully paid up]		307.74	307.74
Sify Infinit Spaces Limited (SISL)			
[Nil (March 31, 2025: 5,00,00,000) 6% Non-Cumulative Compulsorily Convertible Preference Shares of ₹ 10 each fully paid up] (Refer note (e) below)		-	730.53
	B	**507.74**	**1238.27**
Investment in Others - subsidiaries (carried at cost)			
Sify Infinit Spaces Limited			
[Nil (March 31, 2025 : 2,22,50,000) 6% Compulsorily Convertible Debentures of ₹ 100 each fully paid up] (Refer note (d & e) below)	**C**	-	2,225.00
	(A) + (B) + (C)	**14,070.56**	**12,320.56**
Aggregate cost of unquoted investments		**14,070.56**	**12,320.56**

Note:

(a) During the year 2025-26 and 2024-25 the Company has made additional investments in Sify Digital Services Limited (Wholly Owned Subsidiary). The details of which are as follows:

Year	No of Shares	Face value	Investment amount (₹)
2025-26	3,75,00,000	10.00	1,500.00
2024-25	1,24,99,625	10.00	499.99

(b) During the year 2024-25, The company has transferred the Investment in Common stock of Sify Technologies North America Corporation to Sify Digital Services Limited.

(c) The Scheme of Amalgamation of Patel Auto Engineering Company (India) Private Limited ("PAECIPL") with SISL was filed with Hon'ble NCLT on February 9, 2024. Scheme of amalgamation was approved by the Hon'ble NCLT on January 9, 2025 effective April 1, 2023. SISL has allotted 42,71,365 share of ₹ 10/- each to the shareholders of PAECIPL.(Refer D(46)).

(d) During the year 2025-26, The company has made an additional investment of ₹ 250 comprising of 25,00,000 Compulsorily Convertible Debentures at face value of ₹ 100 each in Sify Infinit Spaces Limited (Subsidiary).

(e) On February 7, 2026, The Board of Sify Infinit Spaces Limited approved the conversion of Compulsorily Convertible Debentures (CCDs) and Compulsorily Convertible Preference Shares (CCPS) into Equity Shares respectively. The details of conversion are as follows:

Nature of Instrument	Number of units	No of equity shares after conversion
Compulsorily Convertible Debentures	2,47,50,000	2,00,27,589
Compulsorily Convertible Preference Shares	5,00,00,000	40,23,873

Details of significant investments in Subsidiaries

Name of Subsidiary	Place of Incorporation and Principal place of business	Principal activities	% of equity Shareholding	
			March 31, 2026	March 31, 2025
Sify Infinit Spaces Limited (refer note (i) below)	India	Data Center Services	88.45	100.00



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Name of Subsidiary	Place of Incorporation and Principal place of business	Principal activities	% of equity Shareholding	
			March 31, 2026	March 31, 2025
Sify Digital Services Limited	India	IT services which includes Network Managed services, Enterprise Cloud services, Cloud and Managed Services, Security Services and Application services	100.00	100.00
Sify Technologies (Singapore) Pte Limited	Singapore	International voice over internet services	100.00	100.00
Sify Digital and Managed Services Limited (refer note (ii) below)	India	Data center, cloud, integration, IT and software services.	100.00	100.00
SKVR Software Solution Private Limited	India	IT & ITES services and leasing of immovable property	51.00	51.00

(i)   Pursuant to Conversion of Compulsorily Convertible Debentures and Compulsorily Convertible Preference Shares into equity Shares by SISL on February 7, 2026, the holding of Sify Technologies Limited stands reduced to 88.45%.

(ii)   The Company is yet to commence its business operations.

5. Loans - non-current

	As at March 31, 2026	As at March 31, 2025
Unsecured		
Loans to Subsidiaries	200.00	900.00
	200.00	**900.00**

Loan given to Sify Digital Services Limited (Wholly Owned Subsidiary). These loans carry an interest rate of 8.5%.p.a. and repayable anytime over a period of 3 years from date of disbursement of loan at the option of the borrower.

Refer Note D(37).Refer Note D(38) for details as per Section 186(4) of Companies Act, 2013.

6. Other financial assets - non-current

	As at March 31, 2026	As at March 31, 2025
(unsecured, considered good unless otherwise stated)		
Security deposits (refer note a below)	238.37	280.17
Bank deposits (refer note b below)	73.54	0.39
	311.91	**280.56**
a) Security Deposits which are more than ₹ 5.00 is fair valued as per Ind AS 109 at discount rate of 9.50%.p.a.		
Includes amount due from related parties (refer note D(37))		
Radhika Vegesna	5.60	5.60
Village Inns India Private Limited	0.40	0.40
Raju Vegesna Infotech and Industries Private Limited	0.60	0.60
	6.60	**6.60**


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	As at March 31, 2026	As at March 31, 2025
b) Represents deposits with more than 12 months maturity. All the deposits are lien marked		
Lien Marked towards		
Tax Litigation	0.35	0.33
Security Deposit-Staff Selection Commission	0.07	0.05
VBD related transaction (OD against FD)	0.01	0.01
Non-fund based limits	73.00	-
New current account	0.11	-
	73.54	**0.39**

7. Income Tax Assets - non-current

	As at March 31, 2026	As at March 31, 2025
Advance tax and tax deducted at source (Net of provision for income tax)	2,224.70	2,261.06
	2,224.70	**2,261.06**

8. Other non-current assets

	As at March 31, 2026	As at March 31, 2025
(unsecured, considered good unless otherwise stated)		
Capital advances	106.85	49.33
Others:		
Prepaid expenses	119.78	115.07
Deferred Contract cost*	4.40	5.80
Balances with Government authorities (Refer note D(43(c)(3)))	64.64	64.64
Other Advances	-	25.00
	295.67	**259.84**

*Refer note D (50) for the movement in amortisation and capitalisation of deferred contract cost.

9. Trade receivables

	As at March 31, 2026	As at March 31, 2025
Trade receivables considered good - Secured	-	-
Trade receivables considered good - Unsecured (Related Parties)	7.10	-
Trade receivables considered good - Unsecured (Others)	5,922.96	4,137.21
Trade receivables which have significant increase in Credit Risk	-	-
Trade Receivables - credit impaired	-	114.05
Total	**5,930.06**	**4,251.26**
Loss Allowance [Refer note below]		
towards trade receivables considered good	(183.34)	(142.09)
towards trade receivables - credit impaired	-	(114.05)
Net Trade receivables	**5,746.72**	**3,995.12**

The movement in loss allowance for doubtful receivables is given below:

	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	**256.14**	**262.80**
Add: Additional provision during the year	84.74	59.81
Less: Bad debts written off	(157.54)	(66.47)
Balance at the end of the year	**183.34**	**256.14**

Receivables from Related Parties (Refer Note D(37))



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	As at March 31, 2026	As at March 31, 2025
Sify Technologies North America Corporation	3.80	-
Sify Data and Managed Services Limited	3.00	-
Sify Technologies (Singapore) pte Limited	0.30	-
	7.10	**-**

Amount transferred from Sify Technologies Limited to

	As at March 31, 2026	As at March 31, 2025
Sify Digital Services Limited	889.34	1,034.15
Sify Infinit Spaces Limited	23.72	69.20
	913.06	**1,103.35**

Refer Note D(15) & Note D(19) for Trade Receivables provided as security against borrowings

The following table presents the ageing of the Trade Receivables as at March 31, 2026

Particulars	Not Due	Outstanding for following periods from due date of collection					Total
		< 6 Months	6 Months - 1 Year	1 - 2 Years	2-3 Years	> 3 Years	
Trade receivables - Undisputed							
Considered good	4,663.71	565.70	172.30	77.65	75.36	-	5,554.72
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	4,663.71	**565.70**	**172.30**	**77.65**	**75.36**	**-**	**5,554.72**
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Provision for doubtful debts							(183.34)
Trade receivable - unbilled							375.34
Total							**5,746.72**

The following table presents the ageing of the Trade Receivables as at March 31, 2025

Particulars	Not Due	Outstanding for following periods from due date of collection					Total
		< 6 Months	6 Months - 1 Year	1 - 2 Years	2-3 Years	> 3 Years	
Trade receivables - Undisputed							
Considered good	2,444.55	896.20	146.60	5.10	56.90	-	3,549.35
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	114.05	114.05
	2,444.55	**896.20**	**146.60**	**5.10**	**56.90**	**114.05**	**3,663.40**
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Provision for doubtful debts							(256.10)
Trade receivable - unbilled							587.82
Total							**3,995.12**



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

10.1. Cash and Cash equivalents

		As at March 31, 2026	As at March 31, 2025
(a) Balance with banks (refer note (i) below)			
(i) in current accounts		1,128.72	1,146.79
(ii) Deposits with maturity of less than three months		-	-
(b) Cash on hand		1.74	1.09
	(A)	**1,130.46**	**1,147.88**

10.2. Other bank balances

		As at March 31, 2026	As at March 31, 2025
Bank deposits subject to lien (Lien marked towards Non-fund based limits)		-	73.11
Deposits with maturity of more than three months but less than twelve months		-	1,308.59
Unpaid dividend account*		*	*
	(B)	**-**	**1,381.70**
	(A) +(B)	**1,130.46**	**2,529.58**

(i)   Refer Note D(15) & D(19) for Cash and Cash equivalents provided as security against borrowings

*amount below the rounding off norm adopted by the Company

Cash and cash equivalents for the purpose of Cash Flow Statement:

	As at March 31, 2026	As at March 31, 2025
Cash and cash equivalents as above	1,130.46	1,147.90
Less: Bank overdraft used for cash management purposes [Refer note 19 (a)]	-	(160.03)
	1,130.46	**987.87**

11. Other financial assets

		As at March 31, 2026	As at March 31, 2025
(unsecured, considered good unless otherwise stated)			
Amounts receivable from subsidiaries [Refer note (a) below]		374.89	758.40
Security deposits (net of provision) [Refer note (b) below]		107.12	119.76
Interest accrued on advances and deposits		3.44	33.01
	(A)	**485.45**	**911.17**
(a) Receivables from (refer note D(37))			
Sify Infinit Spaces Limited		197.29	139.00
Sify Digital Services Limited		165.70	533.00
Sify Data and Managed Services Limited		-	0.20
Sify Technologies North America Corporation		-	3.50
Sify Technologies (Singapore) Pte Limited		11.90	82.70
		374.89	**758.40**

(b)   The movement in allowance for doubtful deposits are given below:

	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	**20.75**	**20.75**
Add: Additional provision during the year	-	-
Less: Advance written off / adjustments	-	-
Balance at the end of the year	**20.75**	**20.75**


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

12. Other current assets

	As at March 31, 2026	As at March 31, 2025
(unsecured, considered good unless otherwise stated)		
Balances with Government authorities	953.85	826.60
Prepaid expenses	809.24	484.81
Deferred contract costs*	11.74	13.64
Other advances**	367.74	231.86
	2,142.57	**1,556.91**

*Refer note D (50) for the movement in Contract cost

**represents trade advances

13. Equity Share Capital

	As at March 31, 2026	As at March 31, 2025
Authorized		
75,00,00,000 (March 31, 2025: 75,00,00,000) equity shares of ₹ 10 each	7,500.00	7,500.00
25,00,00,000 (March 31, 2025: 25,00,00,000) preference shares of ₹ 10 each	2,500.00	2,500.00
Issued		
44,69,25,601 (March 31, 2025: 44,69,25,601) equity shares of ₹ 10 each	4,469.26	4,469.26
Subscribed and fully paid		
43,46,07,689 (March 31, 2025: 43,41,02,399) equity shares of ₹ 10 each fully paid up	4,346.08	4,341.03
	4,346.08	4,341.03
Forfeited shares		
Amount originally paid up on 1,28,23,202 (March 31, 2025: 1,28,23,202) equity shares	12.82	12.82
	4,358.90	**4,353.85**

(a) The equity shares of the company having a par value of ₹ 10 per share. Of the above, 10,48,08,339 (Previous year : 10,43,03,049) shares are represented by American Depository Shares ('ADS') issued by the Company in accordance with applicable laws and regulations.

(b) Equity shares carry voting rights proportionate to the paid-up value per share. In the event of liquidation of the Company, holders of the equity shares are entitled to be repaid the amounts credited as paid up on those equity shares. All surplus assets after settlement of liabilities as at the commencement of winding-up shall be paid to the holders of equity shares in proportion to their shareholdings. The above payment is subject to the rights of creditors, employees, taxes, if any, and any other sums as may be prescribed under the Companies Act, 2013. Of the above ADS, 3,28,61,355 (March 31, 2025: 3,28,61,355) ADS held by M/s Infinity Capital Ventures LP are not tradable and are restricted.

(c) In 2010-11, the Company approved the issuance, in a private placement, of up to an aggregate of 12,50,00,000 of the Company's equity shares at a price of ₹ 32 per share aggregating to ₹ 4,000. These shares carry a face value of ₹ 10. During the financial year ended March 31, 2019, these shares are fully paid to the extent of ₹ 10.

(d) Shares are reserved for issue to eligible employees under Associate Stock Option plan. Refer note D (39) for activities in Associate Stock Option plan.

(e) During the FY 2024-25, The company had issued and allotted 24,99,98,963 Equity Shares and Equity Shares represented by American Depositary Shares (ADSs) having a face value of ₹ 10 each on rights issue basis.

(f) The Company has one class of preference shares having a par value of ₹ 10 each.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

13.1 Reconciliation of number of shares outstanding at the beginning and at the end of the year

	As at March 31, 2026		As at March 31, 2025	
	Number of shares	Amount paid- up	Number of shares	Amount paid- up
Number of shares outstanding at the beginning of the year	43,41,02,399.00	4,353.85	18,33,32,460.00	1,846.14
Add: Shares issued on exercise of ASOP	5,05,290.00	5.05	7,70,976.00	7.72
Add: Rights issue	-	-	24,99,98,963.00	2,499.99
Number of shares outstanding at the end of the year	43,46,07,689.00	4,358.90	43,41,02,399.00	4,353.85

13.2 Shareholders holding more than 5% of the shares of the Company:

	As at March 31, 2026		As at March 31, 2025	
	Number of Shares held	% holding	Number of Shares held	% holding
Ramanand Core Investment Company Private Limited	29,54,55,000	67.98%	29,54,55,000	68.06%
Raju Vegesna Infotech & Industries Private Limited	3,43,43,689	7.90%	3,43,43,689	7.91%
Infinity Capital Ventures, LP	3,28,61,355	7.56%	3,28,61,355	7.57%

13.3 Shareholding of Promoters

Shareholding of the promoters as at March 31, 2026

Promoter name	Number of shares	Percentage of total shares	Percentage change during the year
Infinity Capital Ventures, LP, USA (Unlisted)	3,28,61,355	7.56%	(0.01)%
Vegesna Family Trust, USA (Listed)	14,66,558	0.34%	(0.00)%
Raju Vegesna Infotech & Industries Private Limited*	3,43,43,689	7.90%	(0.01)%
Ramanand Core Investment Company Private Limited	29,54,55,000	67.98%	(0.08)%
Total	**36,41,26,602**	**83.78%**	

Shareholding of the promoters as at March 31, 2025

Promoter name	Number of shares	Percentage of total shares	Percentage change during the year
Infinity Capital Ventures, LP, USA (Unlisted)	3,28,61,355	7.57%	0.01%
Vegesna Family Trust, USA (Listed)	14,66,558	0.34%	0.00%
Raju Vegesna Infotech & Industries Private Limited*	3,43,43,689	7.91%	0.01%
Ramanand Core Investment Company Private Limited	29,54,55,000	68.06%	0.06%
Total	**36,41,26,602**	**83.88%**	

*Infinity Satcom Universal Private Limited got merged with Raju Vegesna Infotech & Industries Private Limited vide Hon'ble NCLT order dated April 2, 2025 with effect from April 1, 2023.

14. Other Equity

14.1 Reserves and surplus

	As at March 31, 2026	As at March 31, 2025
Securities premium		
Balance at the beginning of the year	**20,037.31**	**19,995.60**
Change in accounting policy/prior period errors	-	-
Restated Balance at the beginning of the year	**20,037.31**	**19,995.60**
Add: Transfer from stock option outstanding account in respect of options exercised during the year	0.75	17.38



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

		As at March 31, 2026	As at March 31, 2025
Add: Additions during the year on exercise of associate stock options		22.19	24.33
Add: Others		0.05	-
Balance at the end of the year	**(A)**	**20,060.30**	**20,037.31**
General reserve			
Balance at the beginning of the year		**170.87**	**84.47**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**170.87**	**84.47**
Add: transferred from stock options outstanding account		0.87	86.40
Add: Others		0.04	-
Balance at the end of the year	**(B)**	**171.78**	**170.87**
Retained earnings			
Balance at the beginning of the year		**4,578.36**	**5,307.24**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**4,578.36**	**5,307.24**
Adjustments:			
Add: Profit for the year		184.23	(582.88)
Less: Acquisition of equity shares in subsidiary without change in control (refer note f below)		-	(93.60)
Less: Transaction cost pertaining to the right issue of the shares during the year		-	(52.40)
Less: Others		(0.09)	-
Balance at the end of the year	**(C)**	**4,762.50**	**4,578.36**
	(D) = (A)+(B)+(C)	**24,994.58**	**24,786.54**
Less: Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (44) (a)]		(11,626.40)	(11,626.40)
Less: Accumulated losses dealt with vide scheme of merger [Refer Note D (44)(b)]		(2,766.10)	(2,766.10)
	(E)	**10,602.08**	**10,394.04**

14.2 Other components of Equity

		As at March 31, 2026	As at March 31, 2025
Stock option outstanding account			
Balance at the beginning of the year		**3.19**	**105.09**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**3.19**	**105.09**
Add: Employee stock compensation cost for the year		0.20	0.73
Add: Employee stock compensation cost for the year relating to subsidiaries		0.23	1.15
Less: Transfer to securities premium in respect of options exercised during the year		(0.75)	(17.38)
Less: Transfer to general reserve in respect of grants lapsed during the year		(0.87)	(86.40)
Balance at the end of the year	**(F)**	**2.00**	**3.19**
Remeasurement of net defined benefit liability/asset			
Balance at the beginning of the year		**(9.48)**	**(11.84)**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**(9.48)**	**(11.84)**
Add: Additions during the year		9.00	2.36
Balance at the end of the year	**(G)**	**(0.48)**	**(9.48)**
	(E)+(F)+(G)	**10,603.60**	**10,387.75**



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Nature and purpose of Reserves

a) Securities Premium

Securities Premium used to record the premium on issue of shares.

b) General Reserve

General Reserve is a free reserve which represents appropriation of profit by the Company.

c) Retained Earnings

Retained earnings represents accumulated undistributed profits of the Company that can be distributed by the Company as dividends to its equity share holders.

d) Stock Option Outstanding Account

Stock Option Outstanding Reserve represents the stock compensation expense recognized in the statement of changes in equity.

e) Remeasurement of Defined benefit Liability / Asset

Remeasurement of Defined benefit Liability / Asset represent the cumulative actuarial gain / loss recognized in other comprehensive income and presented within equity.

f) Acquisition of equity shares in subsidiary without change in control (Ind AS 110)

In FY 2024-25, the Company acquired an additional interest in Sify Infinit Spaces Limited. The Carrying amount of net assets as on date of acquisition was ₹ 419.30.

Particulars	₹
Carrying amount of net assets acquired	419.30
Consideration paid	512.90
Decrease in equity adjusted in retained earnings	**(93.60)**

15. Borrowings and Lease Liabilities

15.1. Term Loans

	As at March 31, 2026	As at March 31, 2025
Secured		
From banks [Refer Note (a) below]	2,450.12	2,182.96
Unsecured		
From others [Refer Note (a)below]	-	-
From others [Refer Note (a) & (b) below]	158.94	1315.99
From Subsidiary [Refer Note (c)]	-	200.00
A	**2,609.06**	**3,698.95**

15.2. Lease Liabilities

	As at March 31, 2026	As at March 31, 2025
Long-term maturities of finance lease obligations	-	-
Other Lease Liabilities - Non-Current	1,237.95	1,288.08
B	**1,237.95**	**1,288.08**
(A) + (B)	**3,847.01**	**4,987.03**



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

a) Loan from Banks

Facility	Non-current portion outstanding		Current Maturities		Repayment terms	Security
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025		
Term Loan-1	399.94	600.00	199.97	200.00	Quarterly installments (remaining 12 installments)	primarily secured by exclusive charge on movable fixed assets funded out of the Term Loan.
Term Loan-2	428.10	-	107.03	-	Quarterly installments (remaining 20 installments)	primarily secured by exclusive charge on movable fixed assets funded out of the Term Loan.
Term Loan-3 (refer note (ii) below)	600.00	-	300.00	-	Quarterly installments (remaining 12 installments)	primarily secured by exclusive charge on movable fixed assets funded out of the Term Loan. With Second pari-passu charge on entire current assets of the borrower.
Term Loan-4	80.42	187.60	107.23	107.20	Quarterly installments (remaining 7 installments)	primarily secured by exclusive charge on movable fixed assets funded out of the Term Loan.
Term Loan-5	153.89	359.20	205.19	205.30	Quarterly installments (remaining 7 installments)	primarily secured by exclusive charge on movable fixed assets funded out of the Term Loan.
Term Loan-6	811.93	1,061.80	249.82	187.40	Quarterly installments (remaining 17 installments)	primarily secured by exclusive charge on movable fixed assets funded out of the Term Loan.
Total	**2,474.28**	**2,208.60**	**1,169.24**	**699.90**		

i)   The above amounts represents principal outstanding excluding processing charges charged by bank. These loans carry an interest rate ranging from 7.20%p.a. to 8.15%p.a.

ii)   During the current year the Company has refinanced the term loan from NBFC with Banks with the same terms and conditions as the previous loan.

iii) All the term loans were obtained for procurement of capex networking and other equipments.

b) Loan from Others

Facility	Non-current portion outstanding		Current Maturities		Repayment terms	Purpose
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025		
Loan-1	53.61	10.06	167.19	30.07	Quarterly installments (remaining 44 installments over various loans)	Procurement of Capex networking & other equipment
Loan-2	109.76	21.96	157.79	14.96	Quarterly installments (remaining 125 installments over various loans)	
Loan-3	-	9.77	-	0.18	Repaid during the current year	



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Facility	Non-current portion outstanding		Current Maturities		Repayment terms	Purpose
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025		
Loan-4 (refer note (ii) above)	-	90.00	-	30.00	Refinanced with bank	Procurement of Capex networking & other equipment
Total	**163.37**	**131.79**	**324.98**	**75.21**		

The above loans are from NBFC and are unsecured . These loans carry an interest rate ranging from 0%p.a. to 10.50%p.a. The above amount represents principal amount outstanding excluding the fair valuation amount calculated as per Ind AS 109 in case of interest free loans.

c. During the year the Company has repaid the loan taken from Sify Data and Managed Services Limited (Wholly owned subsidiary) in financial year 2024-25. These loans carried an interest rate of 8.5%.p.a and were repayable over a period of three years from date of loan. Refer Note D (37).

d. The current maturities of borrowings are as under:

	As at March 31, 2026	As at March 31, 2025
Secured		
Term loan from banks	1,146.83	668.11
Current maturities of finance lease obligations	-	7.95
Loan from others	-	300.00
Unsecured		
Current portion of lease obligation	397.25	292.13
Loan from others	315.03	440.16
	1,859.11	**1,708.35**

16. Other financial liabilities - non-current

	As at March 31, 2026	As at March 31, 2025
Security deposits	37.89	37.89
Includes deposit received from Sify Infinit Spaces Limited - ₹ 34.47 (previous year ₹ 34.47). (Refer Note D(37)).	**37.89**	**37.89**

17. Provisions

	As at March 31, 2026	As at March 31, 2025
Provisions for employee benefits - current		
Compensated absences	17.33	16.52
(A)	**17.33**	**16.52**
Provisions for employee benefits - non-current		
Gratuity (Refer Note D (35))	6.85	14.68
Compensated absences	55.08	50.14
(B)	**61.93**	**64.82**
(A) + (B)	**79.26**	**81.34**

18. Other non-current liabilities

	As at March 31, 2026	As at March 31, 2025
Contract liability (Unearned income)	5,080.37	3,209.96
	5,080.37	**3,209.96**

includes unearned income from Sify Technologies (Singapore) Pte Limited, a wholly owned subsidiary ₹ 8.64 (previous year ₹ 10.28). (Refer Note D(37)).

Refer note D (50) for the movement in Contract liability (Unearned income).


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

19. Borrowings and Lease Liabilities (Short-term)

19.1. Borrowings

	As at March 31, 2026	As at March 31, 2025
Loans repayable on demand from banks – Secured		
Working capital facilities [refer notes (a) below]	2,100.00	2,190.03
Buyers' credit from banks [refer note (b) below]	-	91.99
Loans repayable on demand from banks – Unsecured		
Supplier Finance arrangements [refer note (c) below]	2,172.76	-
Current maturities of Long-Term Loans		
Current maturities of long-term debt*	1,146.83	668.11
Current maturities of other loans*	315.03	740.16
	5,734.62	**3,690.29**

*Also refer note D (15)

19.2. Lease Liabilities

	As at March 31, 2026	As at March 31, 2025
Current maturities of Lease obligation		
Current maturities of finance lease obligations*	-	7.95
Current portion of other lease obligations*	397.25	292.13
	397.25	**300.08**

*Also refer note D(15)

a) Working Capital Facilities

Facility	Sanctioned Limit	Amount Outstanding (WCDL)		Amount Outstanding (Bank Overdraft)		Security
		March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	
Working Capital Demand Loan-1	1,040.00	1,030.00	550.00	-	160.03	Primarily secured by way of pari-passu charge on the entire current assets of the Company and collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Company with other banks under consortium.
Working Capital Demand Loan-2	710.00	370.00	480.00	-	-	
Working Capital Demand Loan-3	300.00	0.00	300.00	-	-	
Working Capital Demand Loan-4	400.00	400.00	400.00	-	-	
Working Capital Demand Loan-5	300.00	300.00	300.00	-	-	
Total	**2,750.00**	**2,100.00**	**2,030.00**	**-**	**160.03**	

The above loans carry an interest rate ranging from 6.31%p.a. to 7.50%.p.a. (Previous year: 8.10%p.a. to 8.70%.p.a.). These loans are repayable over a period of 34 days to 91 days (Previous year: 43 days to 180 days)

Additional Security details

Facility	Security
Working Capital Demand Loan-1	Mortgage on Tidel Park Chennai & Vile Parle Mumbai property (Exclusive) standing in the name of Sify Technologies Limited.
Working Capital Demand Loan-5	Negative lien on Noida DC 01 property for the working capital limits and the title deeds of the property deposited with the bank.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(b) Buyers Credit Facilities

Facility	Sanctioned Limit	Amount Outstanding		Purpose	Security
		March 31, 2026	**March 31, 2025**		
Buyers Credit	500.00	-	91.99	For Capex imports (Networking equipment)	Exclusive charge on Movable Fixed asset funded out of facility.
Total	**500.00**	**-**	**91.99**		

The above facility carries an interest rate ranging from 5.98% p.a. to 7.08% p.a.

(c) Supplier Finance arrangements

- Terms and Conditions:

i) **Payable to MSME-TReDS-** The Company has a supplier finance arrangement with State bank of India, Indian Bank, Bank of India under which MSME suppliers are to be paid within 45 days of deemed acceptance date.No guarantees or collateral are provided under the arrangement.

ii) **Vendor bill discounting-** The Company has a supplier finance arrangement with Federal Bank, HSBC bank, DBS bank, HDFC Bank and JP Morgan bank, under which suppliers (other than MSME) have to be paid within 0 to 65 days of invoice date. No guarantees or collateral are provided under the arrangement.

iii) The movement in supplier finance arrangements are given below :

Particulars	Payable to MSME-TReDS	Vendor bill discounting
Balance at the beginning of the Year	**391.00**	**1700.48**
Additions during the year	1,732.89	5,910.57
Payments made during the year	(1,189.07)	(6,373.11)
Balance at the end of the year	**934.82**	**1,237.94**

Type	Amount of Outstanding as on March 31, 2026	Rate of Interest	Tenure of Average repayment	Security
MSME-TReDS	934.82	6.08% to 6.99%	172 to 179 days	Unsecured
Vendor bill discounting	1,237.94	6.30% to 8.50%	32 to 90 days	Unsecured

20. Trade payables

	As at March 31, 2026	As at March 31, 2025
Towards purchase of goods and services		
Undisputed Trade payables :		
(A) Total outstanding dues of micro enterprises and small enterprises	8.38	66.44
(B) Total outstanding dues of creditors other than micro enterprises and small enterprises*	3,676.12	5,790.76
	3,684.50	**5,857.20**

*Includes payable to related parties (Refer Note D(37))

	As at March 31, 2026	As at March 31, 2025
Sify Infinit Spaces Limited	3.70	3.06
Sify Digital Services Limited	21.78	21.78
Sify Technologies (Singapore) pte Limited	31.95	143.95
	57.43	**168.79**

Refer Note D(51) for disclosures as per MSMED Act, 2006



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Trade Payables ageing schedule

The following table presents the ageing of the Trade payables as at March 31, 2026

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues of micro enterprises and small enterprises*	8.38	-	-	-	8.38
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	477.29	76.90	58.57	368.16	980.92
Total	**485.67**	**76.90**	**58.57**	**368.16**	**989.30**
Disputed Trade payables :					
(c) Total outstanding dues of micro enterprises and small enterprises					
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises					
	-	-	-	-	-
Trade payables - unbilled					2,695.20
Total	**485.67**	**76.90**	**58.57**	**368.16**	**3,684.50**

*Out of the above, ₹ 8.38 pertains to micro and small enterprises dues not more than 45 days as on March 31, 2026

The following table presents the ageing of the Trade payables as at March 31, 2025

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues of micro enterprises and small enterprises*	66.44	-	-	-	66.44
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	2,326.26	79.00	96.40	507.20	3008.86
Total	**2,392.70**	**79.00**	**96.40**	**507.20**	**3,075.30**
Disputed Trade payables :					
(c) Total outstanding dues of micro enterprises and small enterprises					
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises					
	-	-	-	-	-
Trade payable - unbilled					2,781.90
Total	**2,392.70**	**79.00**	**96.40**	**507.20**	**5,857.20**

*Out of the above, ₹ 66.44 pertains to micro and small enterprises dues not more than 45 days as on March 31, 2025

21. Other financial liabilities

	As at March 31, 2026	As at March 31, 2025
Capital creditors (refer note (a) below)	942.23	975.08
Interest accrued but not due	2.47	17.69
Deposits from customers	0.00	0.00
Supplier Finance arrangements	0.00	0.00
Other payables (refer note (b) below)	145.21	161.07
Unpaid dividends	*	*
	1,089.91	**1,153.84**

*Amount is below the rounding off norm adopted by the Company


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(a) includes amount due to micro and small enterprises amounting to ₹ 1.20. Refer note D(51) for disclosure as per MSMED Act, 2006.

(b) Other Payables

	As at March 31, 2026	As at March 31, 2025
Credit Card dues (refer note (i) below)	130.83	63.10
Accrued expenses	-	83.67
unwinding of interest as per Ind AS	14.38	14.30
	145.21	**161.07**

(i) Credit limit is ₹ 250 with convenience fee being 6.45% (annualised) on transaction amount. Credit period up to 51 days with penal charges being 21.50% (annualised) on outstanding amount

22. Other current liabilities

	As at March 31, 2026	As at March 31, 2025
Advances received from customers	396.51	732.35
Statutory payables	79.67	90.00
Contract liability (Unearned income) (refer note (a) &(b) below)	2,952.69	2,136.31
Other payables**	342.97	131.64
	3,771.84	**3,090.30**

(a) includes Unearned income from Sify Technologies (Singapore) Pte Limited, a wholly owned subsidiary ₹ 1.65 (Previous year ₹ 1.65) .(Refer Note D(37)).

(b) Refer note D (50) for the movement in Contract liability (Unearned income)

**Other payables represent unapplied receipts received from customers.

23. Contingent liabilities and commitments

(a) Contingent liabilities

(i) Claims against the Company not acknowledged as debts

Particulars	Amount Disputed		Amount paid under protest	
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Contingencies due to Service Tax Claims	475.97	416.20	-	-
Contingencies due to Sales Tax Claims	12.63	12.63	0.76	0.76
Contingencies due to Goods and Service Tax Claims	319.27	237.80	47.48	47.48

(ii) Contingencies due to certain Goods And Services Tax claims for which tax liability amounting to ₹ 40.50 has been paid under amnesty scheme. The appeal has been withdrawn and application is submitted for settlement of dispute under amnesty scheme. Interest and penalty under dispute is ₹ 140.70. All these cases have been settled during the financial year 25-26.

(iii) The Company is subject to legal proceedings and claims which are arising in the ordinary course of business. The Company's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Company's results of operations or financial conditions.

(iv) The Company has provided letter of support to its subsidiaries, SKVR Software Solution Limited ('SKVR') and Sify Digital Services Limited ('SDSL') extending financial support in order to meet the shortfall in fund requirements for a period of not less than 12 months from the date of financial closure of accounts for the year ended March 31, 2026.


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(v)   The Income Tax Department has filed 20 appeals in the Madras High Court against STL's favourable order from the Income Tax Appellate Tribunal. No notice has been served on STL and no details of the grounds or quantum are made available to the Company by the department.

(b) Put Option :

Sify Infinit Spaces Limited (SISL), subsidiary of the Company has issued Compulsorily Convertible Debentures (CCD) to Kotak Special Situations Fund (KSSF) with initial subscription of ₹ 2,020 with subsequent subscription of ₹ 1,980 during the year 2021-2022 and 2022-23 and an option to request additional ₹ 6,000.This Debenture Subscription Agreement is supplemented by a Put Option Agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the instrument.

SISL has executed a Waiver Cum Amendment Agreement ('WCA') dated September 25, 2025, with KSSF amending the Debenture Subscription Agreement ('DSA'). This WCA becomes effective and binding on the Parties from the date of filing of the Draft Red Herring Prospectus ('DRHP') in relation to the proposed Initial Public Offering of its equity shares ('Offer') with SEBI and shall remain effective until such time WCA is terminated. As per the WCA, the Compulsory Convertible Debentures ('CCDs') held by KSSF shall be fully, mandatorily, compulsorily and automatically convertible into equity shares upon earlier of:

1.   October 1, 2031, for KSSF without any act or application by KSSF;

2.   Prior to filing the updated DRHP with Securities and Exchange Board of India ('SEBI') and the updated DRHP shall be filed within 10 business days from the conversion or such other extended time as may be mutually agreed;

3.   At any time as may be required by KSSF.

Pursuant to SISL filing DRHP on October 17, 2025 with Securities and Exchange Board of India ('SEBI'), BSE Limited and National Stock exchange of India Limited in connection with the Offer and in compliance with the SEBI (ICDR) Regulations, 2018, which prescribes that an Issuer shall not be eligible to make an initial public offer if there are any outstanding convertible securities or any other right which would entitle any person with any option to receive equity shares of the issuer, on February 7, 2026, SISL has converted the outstanding CCDs held by KSSF into equity shares.

B.   The WCA shall stand automatically terminated upon the earlier of the following dates:

1.   Twelve months from the date of receipt of final observations from SEBI;

2.   Exit Long Stop Date as defined in the DSA;

3.   the date on which the Board decides not to undertake the IPO or decides to withdraw the IPO or any offer document filed with any regulator/ authorities in respect of the IPO;

4.   the date on which the offer agreement executed between the Company, KSSF and the BRLMs, is terminated;

5.   this WCA being terminated by the mutual written agreement of all Parties, including if the listing of the Equity Shares pursuant to the IPO is not completed by then, subject to a withdrawal of the DRHP upon such termination

In case of termination of WCA, the provisions of the DSA (as existing prior to the execution of WCA) shall

1.   immediately and automatically stand reinstated with full force and effect without any further action or deed required on the part of any Party; and

2.   be deemed to have been in force during the period between the date of execution of this WCA and the date of termination of this WCA, without any break or interruption whatsoever.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(c) Guarantees to Subsidiary Companies

Sify Technologies Limited has issued guarantees in favour of Sify Infinit Spaces Limited and Sify Digital Services Limited towards its borrowings from Banks and NBFC's. The details of those guarantees are as follows:

Guarantee issued on behalf of	Guarantee issued to	Purpose	Guarantee Amount	Loan Availed	Amount Outstanding	
					March 31, 2026	March 31, 2025
Sify Digital Services Limited	Cisco Systems Capital (India) Private Limited	towards procurement of capital equipments	80.05	80.05	15.89	42.69
Sify Digital Services Limited	State Bank of India	towards working capital facility	2,220.00	2,220.00	910.00	380.00
Sify Infinit Spaces Limited	State Bank of India	towards working capital facility	610.00	610.00	440.00	-

(d) Capital commitments

	As at March 31, 2026	As at March 31, 2025
Estimated amount of contracts remaining to be executed on capital account and not provided for	2,483.87	781.61

Notes:

(a) Refer note D (43) in respect of contingencies arising on legal proceedings.

(b) Refer note D (48) in respect of decommissioning liability which cannot be reliably measured as at March 31, 2026.

24. Revenue from operations

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Revenue from Contract with customers		
• Sale of Service	13,847.82	12,303.20
• Sale of Products	0.50	0.10
	13,848.32	**12,303.30**
Geographical Information		
• Domestic	12,003.12	10,256.08
• Export	1,845.20	2,047.22
	13,848.32	**12,303.30**
Revenue arising from Voice services	143.02	169.40
Revenue arising from others	13,705.30	12,133.90
	13,848.32	**12,303.30**
Timing of revenue recognition		
• at a point in time	0.50	0.10
• over a period of time	13,847.82	12,303.20
	13,848.32	**12,303.30**

The revenue is recognised using the Output Method as per Ind AS 115.

Note : Performance obligations and remaining performance obligations

The Company has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

Particulars	For the Year ended March 31, 2026	For the Year ended March 31, 2025
To be recognised:		
Within one year	2,952.69	2,138.40
One to three years	2,305.26	1,789.10
Three years or more	2,775.11	1,418.80
Total	**8,033.06**	**5,346.30**

For contract balances and revenue recognised in relation to contract liabilities - Refer Note D(50)

Revenue Transferred from Sify Technologies Limited to (Refer Note D(37))

Particulars	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Sify Infinit Spaces Limited	40.06	118.90
Sify Digital Services Limited	2,636.52	2,388.71
	2,676.58	**2,507.61**

Business transfer agreement was executed between Sify Technologies Limited and Sify Infinit Spaces Limited and Sify Digital Services Limited during FY 2020-21. However few customer contracts novation was in progress as at March 31, 2026. The invoices pertaining to those contracts pending novation was booked in Sify Technologies Limited and subsequently transferred to Sify Infinit Spaces Limited and Sify Digital Services Limited respectively.

Operation and Maintenance charges charged from Sify Technologies Limited to (Refer Note D(37))

Particulars	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Sify Technologies (Singapore) Pte Limited	1.20	-
	1.20	**-**

25. Other Income

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Interest income		
From banks	39.04	128.80
Others (Refer note a below)	325.04	227.40
Dividend Income (Refer note b below)	40.60	22.50
Other non-operating income		
Profit/(Loss) on sale of property, plant and equipment (Net)	8.45	1.94
Rental income (Refer note c below)	293.08	227.71
Gain on foreign exchange fluctuation (net)	51.93	-
Miscellaneous income (Refer note d & e below)	34.67	117.63
	792.81	**725.98**
a) **Interest Income Others**		
Interest on Compulsorily Convertible Debentures and Loans (from Sify Infinit Spaces Limited) (refer note D (37))	121.47	146.90
Interest on Loans (from Sify Digital Services Limited) (refer note D (37))	89.18	32.01
Interest on Income Tax Refund	102.04	43.40
unwinding of interest (Ind AS 116)	12.35	5.09
	325.04	**227.40**



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
b) Dividend Income is fully received from Sify Infinit Spaces Limited (refer note D (37))		
c) Rental Income (Refer Note D(37))		
From		
Sify Infinit Spaces Limited (Long-term leases)	259.36	227.71
Sify Infinit Spaces Limited (Short-term leases)	16.98	-
Sify Digital Services Limited (Short-term leases)	16.74	-
	293.08	**227.71**

The future lease rentals receivable (Long-term leases) are as follows:

Particulars	March 31, 2026	March 31, 2025
Not later than one year	265.85	234.50
later than one year but not later than five years	690.72	804.20
later than five years	219.41	29.10
	1,175.98	**1,067.80**
Escalation clause - rent escalation rates ranging from 3% to 10% with escalation intervals ranging from 12 months to 3 years.		
d) Miscellaneous Income (refer Note D(37))		
Sify Technologies (Singapore) Pte Limited	49.19	61.80
	49.19	**61.80**

e) Miscellaneous Income transfer to Sify Digital Services Limited - ₹ Nil (previous year ₹ 6.59) (refer Note D(37))

26. Cost of services rendered

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Cost of services rendered		
Networking costs (refer note (a) below)	5,900.48	5,782.23
Other direct costs (refer note (b) below)	1,690.00	1,433.88
	7,590.48	**7,216.11**
(a) Includes Reimbursement of expenses from Sify Technologies (Singapore) Pte Limited (refer note D(37))		
towards bandwidth expenses	80.21	76.60
towards operation & maintenance of IRU lines	2.48	2.40
	82.69	**79.00**
(b) Includes services received from (refer note D(37))		
Sify Infinit Spaces Limited	30.34	30.34
Sify Digital Services Limited	224.97	221.46
	255.31	**251.80**

27. Employee benefits expense

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Salaries and wages	1,043.61	1,154.49
Contribution to provident and other funds	139.36	99.19
Staff welfare expenses	14.26	27.00
Share-based payments to employees [Refer note D(39)]	0.16	0.70
	1,197.39	**1,281.38**

Refer Note D(37) for remuneration to KMP



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

28. Finance costs

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Interest on borrowings*	701.50	729.71
Other finance costs	83.11	69.99
Interest on lease liability	118.51	110.14
	903.12	**909.84**

*includes interest paid to Sify Data and Managed Services Limited -₹ 15.74 (previous year - ₹ 0.10). Refer Note D(37)

29. Other expenses

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Commission expenses	112.74	72.22
Communication expenses	57.49	12.56
Rent	285.27	190.11
Rates and taxes	22.93	104.33
Travelling expenses	78.64	99.12
Power and fuel expenses	111.65	145.22
Legal and professional	178.02	220.33
Payment to auditors		
• For Statutory audit fees	2.40	2.25
• For Other services	3.53	3.45
• For Reimbursement of Expenses	0.07	0.11
Repairs and maintenance expenses		
• Plant and machinery	405.27	350.43
• Buildings	124.74	100.56
• Others	357.24	304.00
Insurance	15.58	32.55
Outsourced manpower costs	242.51	129.27
Advertisement, selling and marketing expenses	61.50	151.23
Loss on foreign exchange fluctuation (net)	-	8.95
Sitting fees to Directors	4.30	4.60
Contribution towards corporate social responsibility [Refer note D(52)]	0.45	6.20
Allowance for bad and doubtful debts (refer note D(9) for bad debts written off)	84.74	59.81
Miscellaneous expenses	73.71	94.06
	2,222.78	**2,091.36**

Note:(Refer Note D(37))

Rent paid to related parties

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Sify Infinit Spaces Limited	8.48	2.03
Radhika Vegesna	8.63	7.67
Village Inns (India) Private Limited	0.74	0.72
Raju Vegesna Developers Private Limited	0.66	0.58
Raju Vegesna Infotech and Industries Private Limited	2.94	2.25
	21.45	**13.25**

Other expenses include charge from Sify Technologies (Singapore) Pte Limited

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Reimbursement of equipment rent	15.17	13.60
Reimbursement of other expenses	3.69	-
Legal and Professional Charges	19.77	36.70
	38.63	**50.30**



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Expense transfer from Sify Technologies Limited to

	For the Year ended March 31, 2026	For the Year ended March 31, 2025
Sify Infinit Spaces Limited	802.68	526.88
Sify Digital Services Limited	1,917.81	2,134.97
Sify Data and Managed Services Limited	3.30	-
	2,723.79	**2,661.85**

30. Reconciliation of liabilities whose cash flow movements are disclosed as part of financing activities in the Statement of Cash Flows for the year ended March 31, 2026

Particulars	As at April 1, 2025	Proceeds	Working Capital movement	Repayment		Non-cash movement			As at March 31, 2026
				Principal	Interest	Net of additions/ (deletions)	Interest on Lease liabilities	Processing charges/ Fair value changes/ foreign exchange movement	
Term loans from Bank*	2,851.07	1,510.14	-	(775.18)	-	-	-	10.92	3,596.95
Term loans from Others	2,256.15	199.58	-	(1,981.23)	-	-	-	(0.53)	473.97
Lease Liabilities	1,588.16	-	-	(336.44)	(118.51)	383.03	118.51	0.45	1,635.20
Supplier finance arrangements#	2,091.48	7,643.46	-	(7,562.18)	-	-	-	-	2,172.76
Buyers Credit facility	91.99	-	-	(95.04)	-	-	-	3.05	-
Working Capital facilities excluding overdraft	2,030.00	-	70.00	-	-	-	-	-	2,100.00
Total	**10,908.85**	**9,353.18**	**70.00**	**(10,750.07)**	**(118.51)**	**383.03**	**118.51**	**13.89**	**9,978.88**

*Borrowings from banks is net of processing charges amounting to ₹ 46.54

#Supplier finance arrangements is included from April 1, 2025. Accordingly closing balance of March 31, 2025 and opening balance of April 1, 2025 are not comparable.

Reconciliation of liabilities whose cash flow movements are disclosed as part of financing activities in the Statement of Cash Flows for the year ended March 31, 2025

Particulars	As at April 1, 2024	Proceeds	Working Capital movement	Repayment		Non-cash movement			As at March 31, 2025
				Principal	Interest	Net of additions/ (deletions)	Interest on Lease liabilities	Processing charges/ Fair value changes/ foreign exchange movement	
Term loans from Bank*	2,114.19	1,249.25	-	(512.37)	-	-	-	-	2,851.07
Term loans from Others	2,423.90	631.81	-	(798.89)	-	-	-	(0.67)	2,256.15
Lease Liabilities	893.35	-	-	(318.40)	(110.10)	1,009.80	110.10	3.41	1,588.16
Buyers Credit facility	183.59	-	-	(89.85)	-	-	-	(1.75)	91.99
Working Capital facilities excluding overdraft	1,930.10	-	99.90	-	-	-	-	-	2,030.00
Total	**7,545.13**	**1,881.06**	**99.90**	**(1,719.51)**	**(110.10)**	**1,009.80**	**110.10**	**0.99**	**8,817.37**

*Borrowings from banks is net of processing charges amounting to ₹ 57.46



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

31. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets/ (liabilities) and a description of the items that created these differences is given below :

Recognised deferred tax assets/(liabilities)

	As at March 31, 2026	As at March 31, 2025
Deferred tax assets on temporary deductible differences		
Property, Plant and Equipment	256.72	294.17
Leases under Ind AS 116	(67.50)	44.49
Provision for employee benefits	89.50	20.46
Accounts receivable	71.90	77.57
Provision for Doubtful Advances	-	15.20
Payment to the MSME Vendors	-	0.81
	350.62	**452.70**
Deferred tax liabilities on temporary taxable differences		
Intangible assets	7.69	(56.79)
Finance lease obligations	-	(18.04)
	7.69	**(74.83)**
Net deferred tax asset recognised in Balance Sheet	**358.31**	**377.87**

In assessing the realizability of the deferred income tax assets, management considers whether some portion or all of deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which deferred tax assets are deductible, management recognizes deferred tax assets on deductible temporary differences to the extent of deferred tax liabilities on taxable temporary differences. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Movement in temporary differences during current and previous year

	Property, Plant and Equipment	Leases under Ind AS 116	Provision for employee benefits	Accounts receivable	Provision for Doubtful Advances	Payment to MSME Vendors	Intangible assets	Finance lease obligations
Balance as at March 31, 2024	**303.98**	**47.70**	**17.50**	**66.20**	**15.20**	**0.81**	**(113.10)**	**(18.04)**
Recognised in income statement	(9.81)	(3.21)	2.96	11.37	-	-	56.31	-
Recognised in Equity	-	-	-	-	-	-	-	-
Balance as at March 31, 2025	**294.17**	**44.49**	**20.46**	**77.57**	**15.20**	**0.81**	**(56.79)**	**(18.04)**
Recognised in income statement	(37.45)	(111.99)	69.04	(5.67)	(15.20)	(0.81)	64.48	18.04
Recognised in Equity	-	-	-	-	-	-	-	-
Balance as at March 31, 2026	**256.72**	**(67.50)**	**89.50**	**71.90**	**-**	**-**	**7.69**	**-**

Income tax expense recognized in profit or loss

	For the Year ended March 31, 2026	For the year ended March 31, 2025
Current tax (expense)/ reversal	(95.59)	(4.39)
Deferred tax (expense) / asset	(19.56)	57.62
	(115.15)	**53.23**


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Reconciliation of effective tax rates

Areconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarised below:

	For the Year ended March 31, 2026	For the year ended March 31, 2025
Profit before taxes	299.38	(636.11)
Enacted tax rates in India	25.17%	25.17%
Expected tax expense/(benefit)	75.35	(160.10)
Effect of :		
Effect of expenses that are not deductible in determining taxable profit	59.36	49.25
Recognition of previously unrecognised deferred tax asset on temporary differences	(19.56)	57.62
	115.15	**(53.23)**

32. Payments to directors

	For the Year ended March 31, 2026	For the year ended March 31, 2025
Sitting fees	4.30	4.60
Consultancy fees	-	1.00

33. Reconciliation of equity shares in computing weighted average number of equity shares

(a) Weighted average number of shares - Basic

	For the Year ended March 31, 2026	For the year ended March 31, 2025
Issued fully paid up ordinary shares as on April 1,	43,41,02,399.00	18,33,32,460.00
Effect of shares issued on exercise of stock options	3,52,965.90	1,09,556.93
Effect of Rights issue	-	18,97,25,240.41
Weighted average number of equity shares outstanding	**43,44,55,364.90**	**37,31,67,257.34**
Profit/(loss) for the year	**184.23**	**(582.88)**
Basic Earning per Share	**0.42**	**(1.56)**

(b) Weighted average number of shares - Diluted

	For the Year ended March 31, 2026	For the year ended March 31, 2025
Weighted average number of equity shares outstanding	43,44,55,364.90	37,31,67,257.34
Dilutive impact of associated stock options*	2,99,030.39	4,38,289.00
Weighted average number of equity shares for diluted earnings per share	**43,47,54,395.28**	**37,36,05,546.34**
Profit/(loss) for the year	184.23	(582.88)
Diluted Earning per Share	**0.42**	**(1.56)**

*The Company has issued Associate Stock Options of which 4,72,728 (Previous year - 13,41,682) options are outstanding as at March 31, 2026. These could potentially dilute basic earnings per share in future. Refer Note D(39).



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

34. Foreign currency exposure

The details of foreign currency exposure as at March 31, 2026 are as follows:

All amounts in respective currencies as mentioned (in millions)

Particulars	As at March 31, 2026		
	Foreign Currency	Amount in foreign currency	Amount in Indian ₹
Amounts receivable in foreign currency on account of:			
Cash and cash equivalent	USD	0.29	27.54
	GBP	0.02	2.22
	EUR	0.03	2.97
			32.73
Trade Receivables	USD	21.76	2,060.02
	EUR	0.45	48.63
			2,108.65
Amounts payable in foreign currency on account of:			
Trade Payables	EUR	0.37	40.68
	HKD	0.07	0.90
	USD	6.10	577.66
	DHS	0.05	1.37
	GBP	0.07	8.93
	SGD	0.04	2.67
	AUD	*	*
			632.21
Foreign currency borrowings	**USD**	-	-

*amount is below the rounding off norm adopted by the Company

The details of foreign currency exposure as at March 31, 2025 are as follows:

All amounts in respective currencies as mentioned (in millions)

Particulars	As at March 31, 2025		
	Foreign Currency	Amount in foreign currency	Amount in Indian ₹
Amounts receivable in foreign currency on account of:			
Cash and cash equivalent	USD	0.20	16.95
	GBP	0.04	4.98
			21.93
Trade Receivables	USD	10.32	883.46
	EUR	0.47	43.66
			927.12
Amounts payable in foreign currency on account of:			
Trade Payables	EUR	0.35	32.73
	HKD	0.09	1.02
	USD	16.12	1,379.29
	DHS	0.01	0.34
	GBP	0.06	6.49
	AUD	*	0.04
			1,419.91
Foreign currency borrowings	**USD**	1.07	91.95

*amount below rounding-off norm adopted by the Company



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

35. Employee benefits

a. Defined benefit plans (Gratuity)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation (Gratuity)

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Projected benefit obligation at the beginning of the year	188.80	168.04
Current Service cost	24.19	22.37
Past Service cost*	10.18	-
Interest cost	12.61	12.01
Remeasurement (gain)/losses	(4.97)	(0.44)
Benefits paid	(9.08)	(13.18)
Projected benefit obligation at the end of the year	221.73	188.80

*The Company has assessed the impact of Labour code, 2025 and revised the salary structure from November 21, 2025. The impact in gratuity is disclosed as part of past service cost under Ind AS 19.

Change in the fair value of plan assets

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Fair value of plan assets at the beginning of the year	174.12	163.68
Interest income	7.36	11.69
Employer contributions	38.45	10.01
Benefits paid	(9.08)	(13.18)
Return on plan assets, excluding amount recognised in net interest expense	4.03	1.92
Fair value of plan assets at the end of the year	214.88	174.12

Amount recognised in the Balance Sheet

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Present value of projected benefit obligation at the end of the year	221.73	188.80
Fair value of plan assets at the end of the year	(214.88)	(174.12)
Funded status amount of liability recognised in the Balance Sheet	6.85	14.68

Expense recognised in the Statement of Profit and Loss

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Current service cost	24.19	22.37
Past service cost	10.18	-
Interest cost	12.61	12.01
Interest income	(7.36)	(11.69)
Net gratuity costs	39.62	22.69

Summary of actuarial assumptions

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Discount rate	6.70%	6.65%
Salary escalation rate	8.00%	8.00%
Average future working life time	20.75 years	21.67 years

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Expected rate of return on plan assets: This is based on the expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered take into account the inflation, seniority, promotion and other relevant factors.

Contributions: The Company expects to contribute ₹ 30.07 (previous year ₹ 37.59) to its gratuity fund during the year ending March 31, 2027.

The expected cash flows over the next few years are as follows:

Year	As at	
	March 31, 2026	March 31, 2025
1 year	48.35	38.46
2 to 5 years	139.92	117.98
6 to 10 years	79.34	70.32
More than 10 years	35.58	33.75

Plan assets: The Gratuity plan's weighted-average asset allocation at March 31, 2026 and March 31, 2025, by asset category is as follows:

	March 31, 2026	March 31, 2025
Funds managed by insurers	100%	100%

Remeasurement of the net defined benefit liability recognised in other comprehensive income

Amount recognised in other comprehensive income for the years ended March 31, 2026 and March 31, 2025 are as follows:

	March 31, 2026	March 31, 2025
Remeasurement (gain) /loss arising from		
• change in demographic assumptions		-
• change in financial assumptions	(0.84)	3.95
• experience variance	(4.13)	(4.39)
• return on plan assets, excluding amount recognised in net interest expense/income	(4.03)	(1.92)
	(9.00)	**(2.36)**

Sensitivity analysis of significant actuarial assumptions

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate and expected salary increase. The sensitivity analysis below have been determined based on reasonably possible changes of the assumptions occurring at the end of the reporting period, while holding all other assumptions constant. The results of sensitivity analysis is given below:

	March 31, 2026		March 31, 2025	
	Decrease	Increase	Decrease	Increase
Discount rate (-/+ 1%)	231.23	212.92	197.17	181.05
(% change compared to base due to sensitivity)	4.30%	(4.00)%	4.40%	(4.10)%
Attrition Rate (- / + 50% of attrition rates)	227.73	217.00	196.31	183.37
(% change compared to base due to sensitivity)	2.70%	(2.10)%	4.00%	(2.90)%
Mortality Rate (- / + 10% of mortality rates)	221.71	221.73	188.79	188.80
(% change compared to base due to sensitivity)	0.00%	0.00%	0.00%	0.00%
Salary Growth rate (-/+ 1%)	214.64	229.03	182.27	195.55
(% change compared to base due to sensitivity)	(3.20)%	3.30%	(3.50)%	3.60%

b.   Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee's basic salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 54.62 and ₹ 76.51 for the year ended March 31, 2026 and March 31, 2025 respectively.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

36. Segment reporting

Based on review by Chief Operating Decision Makers (CODM) there is only one segment i.e.,. Network Centric services.

37. Related parties and transactions

(a) Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Company has had transaction during the year ended March 31, 2026 and March 31, 2025 are as follows:

Particulars	Related Parties	Country of Incorporation	% of ownership interest
Ultimate Holding Company	Raju Vegesna Infotech and Industries Private Limited	India	
Wholly owned Subsidiaries of Ultimate Holding company	Ramanand Core Investment Company Private Limited	India	
	Satya Sravanthi Agrofarms Private Limited		
	Anantha Koti Raju Developers Private Limited		
	V.A.L.S. Developers Private Limited		
	KKAAR Farms and Developers Private Limited		
	Raju Vegesna Properties (India) Private Limited		
	V.A.R. Agrotech Private Limited		
	Village Inns (India) Private Limited		
	Raju Vegesna Developers Private Limited		
	V.R.R. Shelters Private Limited		
	V.R.R Agrotech Private Limited		
	Raju Vegesna Agrofarms and Estates Private Limited		
Subsidiaries	Sify Technologies (Singapore) Pte Limited (Sify SGP)	Singapore	100.00%
	Sify Technologies North America Corporation (Sify NA)	USA	100.00%
	Sify Data and Managed Services Limited (SDMS)	India	100.00%
	Sify Infinit Spaces Limited (SISL)*	India	88.45%
	Sify Digital Services Limited (SDSL)	India	100.00%
	SKVR Software Solution Private Limited (SKVR)	India	51.00%
Key Managerial Personnel	Mr. Raju Vegesna - Chairman and Managing Director		
	Mr. M P Vijay Kumar - Chief financial officer (till October 21, 2024), Whole time Director		
	Mr. Arun Seth - Independent Director		
	Mr. Ram Sewak Sharma - Independent Director (w.e.f. June 20, 2025)		
	Mr. Thomas Michael Bradicich - Independent Director (w.e.f. July 5, 2024)		
	Mrs. Padmaja Chunduru - Independent Director (w.e.f. October 12, 2024)		
	Mrs. Bala Saraswathi Vegesna - Professional Director		
	Mr. V Ramanujan - Chief financial officer (w.e.f October 22, 2024)		
	Mrs.Meenakshi Jayaraman - Company Secretary		
Trust controlled by KMP of Holding Company	Vegesna Family Trust, USA		
	Raju Vegesna Foundation, India		

*Pursuant to Conversion of Compulsorily Convertible Debentures and Compulsorily Convertible Preference Shares into equity Shares by SISL on February 7, 2026, the holding of Sify Technologies Limited stands reduced from 100% to 88.45%.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(b) Related party transactions and balances

Following is a summary of related party transactions for the year ended March 31, 2026 :

Transactions	Note Reference	Holding Company	Subsidiaries	Others	Key Management Personnel
Consultancy services received	D(32)	-	-	-	-
Sitting fees paid	D(29)&D(32)	-	-	-	4.30
Salaries and other short-term benefits*	D(27)	-	-	-	30.37
Contributions to defined contribution plans*	D(27)	-	-	-	1.71
Share based payment transactions*	D(27)	-	-	-	-
Lease rentals paid	D(29)	2.94	8.48	10.03	-
Lease rentals received	D(25)	-	293.08	-	-
Loan repaid by subsidiaries	D(5)	-	2,100.00	-	-
Loans received from subsidiaries	D(15)	-	-	-	-
Dividend Received	D(25)	-	40.60	-	-
Receipt of services	D(26) & D(29)	-	275.08	-	-
Reimbursement of expenses	D(26) & D(29)	-	101.55	-	-
Rendering of services	D(25)	-	49.19	-	-
Interest received	D(25)	-	210.65	-	-
Interest paid	D(28)	-	15.74	-	-
Loans given to subsidiaries	D(5)	-	1,400.00	-	-
Loans repaid to subsidiaries	D(15)	-	200.00	-	-
Investment made in subsidiaries	D(4)	-	1,750.00	-	-
Sale of leasehold land		-	33.25	-	-
Charge on Share-based payments from subsidiary		-	19.45	-	-
Revenue transferred	D(24)	-	2,676.58	-	-
Expenses transferred	D(29)	-	2,723.79	-	-
Amount of outstanding balances					
Advance lease rentals and refundable deposits made	D(6)	0.60	-	6.00	-
Loans Receivable	D(5)	-	200.00	-	-
Loans payable		-	-	-	-
Amounts Receivable	D(9)&D(11)	-	185.47	-	-
Amounts Payable	D(9)&D(11)	-	723.64	-	-
Trade Payable	D(20)	-	57.43	-	-
Trade receivable	D(9)	-	7.10	-	-
Lease Deposit received	D(16)	-	34.47	-	-
Corporate Guarantee Outstanding	D(23)(c)	-	1,365.89	-	-

Additional information - Subsidiary wise breakup for the year ended March 31, 2026

Particulars	SDSL	SISL	Sify NA	Sify SGP	SDMS	SKVR
Receipt of services	224.97	30.34	-	19.77	-	-
Reimbursement of expenses	-	-	-	101.55	-	-
Rendering of services	-	-	-	49.19	-	-
Lease rentals received	16.74	276.34	-	-	-	-
Lease rentals paid	-	8.48	-	-	-	-
Interest received on Loan/CCD	89.18	121.47	-	-	-	-


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Particulars	SDSL	SISL	Sify NA	Sify SGP	SDMS	SKVR
Loans repaid to subsidiaries	-	-	-	-	200.00	-
Loans given to subsidiaries	1,400.00	-	-	-	-	-
Loan repaid by subsidiaries	2,100.00	-	-	-	-	-
Loan received from subsidiaries	-	-	-	-	-	-
Dividend Received	-	40.60	-	-	-	-
Interest paid	-	-	-	-	15.74	-
Sale of Leasehold land	-	33.25	-	-	-	-
Charge on share-based payments from subsidiary	-	19.45	-	-	-	-
Investment made in subsidiaries	1,500.00	250.00	-	-	-	-
Disinvestment made in subsidiaries	-	-	-	-	-	-
Revenue transfer	2,636.52	40.06	-	-	-	-
Expenses transfer	1,917.81	802.68	-	-	3.30	-
Outstanding Balances						
Trade payable	21.78	3.70	-	31.95	-	-
Trade receivable	-	-	3.80	0.30	3.00	-
Loans given to subsidiaries	200.00	-	-	-	-	-
Loan received	-	-	-	-	-	-
Amounts Receivable	-	173.57	-	11.90	-	-
Amounts Payable	723.64	-	-	-	-	-
Lease Deposit	-	34.47	-	-	-	-
Corporate Guarantee outstanding	925.89	440.00	-	-	-	-
Unearned income	-	-	-	10.29	-	-
Right of use Asset	-	-	-	51.20	-	-

Following is a summary of related party transactions for the year ended March 31, 2025:

Transactions	Note Reference	Holding Company	Subsidiaries	Others	Key Management Personnel
Consultancy services received	D(32)	-	-	-	0.10
Sitting fees paid	D(29)&D(32)	-	-	-	0.46
Salaries and other short-term benefits*	D(27)	-	-	-	22.50
Contributions to defined contribution plans*	D(27)	-	-	-	1.30
Share based payment transactions*	D(27)	-	-	-	-
Lease rentals paid	D(29)	2.25	2.00	8.97	-
Lease rentals received	D(25)	-	227.71	-	-
Receipt of services	D(26) & D(29)	-	288.50	-	-
Dividend received	D(25)	-	22.50	-	-
Reimbursement of expenses	D(26) & D(29)	-	92.60	-	-
Rendering of services	D(25)	-	61.80	-	-
Interest received	D(25)	-	178.91	-	-
Interest paid	D(28)	-	0.10	-	-
Loan repaid by subsidiaries	D(5)	-	208.00	-	-
Loan received from subsidiaries	D(15)	-	200.00	-	-
Loan given to subsidiaries	D(5)	-	900.00	-	-
Disinvestment made in subsidiaries	D(4)	-	124.70	-	-
Investment made in subsidiaries	D(4)	-	499.99	-	-
Advances repaid by subsidiaries		-	139.30	-	-


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Transactions	Note Reference	Holding Company	Subsidiaries	Others	Key Management Personnel
Asset transfer		-	278.40	-	-
Revenue transferred	D(24)	-	2,507.61	-	-
Other income transfer	D(25)	-	6.59	-	-
Expenses transferred	D(29)	-	2,661.85	-	-
Amount of outstanding balances					
Advance lease rentals and refundable deposits made	D(6)	0.60	-	6.00	-
Loan Receivable	D(5)	-	900.00	-	-
Loan Payable	D(15)	-	200.00	-	-
Amounts Receivable	D(9)&D(11)	-	156.20	-	-
Amounts Payable	D(9)&D(11)	-	501.15	-	-
Trade Payable	D(20)	-	168.79	-	-
Lease Deposit received	D(16)	-	34.47	-	-
Corporate Guarantee outstanding	D(23)(c)	-	422.69	-	-

Additional information - Subsidiary wise breakup for the year ended March 31, 2025

Particulars	SDSL	SISL	Sify NA	Sify SGP	SDMS	SKVR
Receipt of services	221.46	30.34	-	36.70	-	-
Reimbursement of expenses	-	-	-	92.60	-	-
Rendering of services	-	-	-	61.80	-	-
Lease rentals received	-	227.71	-	-	-	-
Lease rentals paid	-	2.03	-	-	-	-
Dividend received	-	22.50	-	-	-	-
Interest received on Loan/CCD	32.01	146.90	-	-	-	-
Other Income transfer	6.59	-	-	-	-	-
Advances repaid by subsidiaries	139.31	-	-	-	-	-
Loans given to subsidiaries	900.00	-	-	-	-	-
Loan repaid by subsidiaries	-	208.00	-	-	-	-
Loan received from subsidiaries	-	-	-	-	200.00	-
Interest paid	-	-	-	-	0.10	-
Asset transfer	224.50	3.89	-	-	-	-
Investment made in Subsidiaries	499.99	-	-	-	-	-
Disinvestment made in Subsidiaries	-	-	124.70	-	-	-
Revenue transfer	2,388.71	118.90	-	-	-	-
Expenses transfer	2,134.97	526.88	-	-	-	-
Outstanding Balances						
Trade payable	21.78	3.06	-	143.95	-	-
Trade receivable	-	-	-	-	-	-
Loans receivable	900.00	-	-	-	-	-
Loans Payable	-	-	-	-	200.00	-
Amounts Receivable	69.80	-	3.50	82.70	0.20	-
Amounts Payable	501.15	-	-	-	-	-
Lease Deposit	-	34.47	-	-	-	-
Corporate Guarantee outstanding	42.27	-	-	-	-	-
Unearned income	-	-	-	12.00	-	-
Right of use Asset	-	-	-	61.60	-	-

"*Represents salaries and other benefits of Key Management Personnel comprising of Mr. M P Vijay Kumar - Whole Time Director , Mr. V Ramanujan - Chief Financial Officer and Mrs. Meenakshi Jayaram - Company Secretary.

*During the Current year, the Managerial Remuneration paid to Mr. M P Vijay Kumar, Whole-time Director is in excess of the limits laid down under section 197 of the Companies Act, 2013 by ₹ 20.80 (March 31, 2025: ₹ 19.78) for which the Company has obtained approval from its shareholders as per the provisions of the Companies Act, 2013."

All transactions with related parties are conducted at arm's length price under normal terms of business and all amounts outstanding are unsecured and will be settled in cash.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

38. Disclosure as per Section 186 of Companies Act, 2013

a) Amount of loans outstanding from subsidiaries

Company	Outstanding as at		Maximum amount outstanding during the year	Purpose
	March 31, 2026	March 31, 2025		
Sify Digital Services Limited	200.00	900.00	1,750.00	towards general corporate purpose

The terms of loan are in compliance with Section 186(7) of Companies Act, 2013

b) for details of investment in subsidiaries - refer note D(4).

c) for details of guarantee given - refer note D(23 (a(iv)) &23 (c)).

39. Associate Stock Option Plan

The Company had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as at March 31, 2025. The plan details of ASOP 2014 are as follows:

(i) ASOP 2014

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted additional 25000, 1,95,000, 465,000, 72,20,000, 3,35,000, 1,50,000, 5,25,000 and 1,84,300 options to employees during the year 2022-23, 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

The options vest in the following manner :

No of Options	Category	Vesting Pattern
43,04,600.00	Category I	3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in 4 equal instalments
66,12,700.00	Category II	2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in 6 equal instalments
40,52,800.00	Category III	2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in 6 equal instalments.

The following table summarises the transactions of stock options under ASOP 2014:

No. of options granted, exercised and forfeited	For the year ended	
	March 31, 2026	March 31, 2025
Outstanding at the beginning of the year	**13,41,682**	**63,29,187**
Granted during the year (given on rights issue)	-	86,30,671
Forfeited and expired during the year	(3,63,664)	(1,28,47,200)
Exercised during the year	(5,05,290)	(7,70,976)
Outstanding at the end of the year	**4,72,728**	**13,41,682**
Vested and exercisable at the end of the year	3,90,000	10,43,802
Weighted average exercise price in ₹	74.13	60.06
Remaining contractual period	**0.10-1.82 Years**	**0.09-2.82 Years**



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The fair value of stock options granted has been measured using the Black Scholes model at the date of the grant. The Black Scholes model includes assumptions regarding dividend yields, expected volatility, expected term (or "option life") and risk free interest rates. In respect of the options granted, the expected term is estimated based on the vesting term, contractual term as well as expected exercise behaviour of the employees receiving the option. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Share prices for the year 2011-12 have been eliminated in determining volatility as there had been extra ordinary price movements during the said period on account of capital infusion by promoters. Dividend yield of the options is based on the recent dividend activity. Risk-free interest rates are based on the Government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside the Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in the future periods, stock compensation expense could be materially impacted in future years.

The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 as at March 31, 2026 is furnished below:

	Range of exercise price in ₹	Number outstanding at March 31, 2026	Weighted average exercise price in ₹	Weighted average remaining contractual life
ASOP 2014	34.62 - 135.28	4,72,728	74.13	0.10-1.82 Years

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 as at March 31, 2025 is furnished below:

	Range of exercise price in ₹	Number outstanding at March 31, 2025	Weighted average exercise price in ₹	Weighted average remaining contractual life
ASOP 2014	34.62 - 135.28	13,41,682	60.06	0.09-2.82 Years

40. Financial instruments

a. Derivative financial instruments

i. Forward and option contracts

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The details of outstanding forward contracts as at March 31, 2026 and March 31, 2025 are given below:

Particulars	Currency	As at March 31, 2026	As at March 31, 2025
Forward/Option contracts (Sell)	$	Nil	Nil
Forward/Option contracts (Buy)	$	Nil	Nil
Net (gain) / loss on mark to market in respect of forward/option contracts outstanding	₹	Nil	Nil

The Company recognized a profit/(loss) on the forward contracts of ₹ Nil (Previous year : Net profit of ₹ Nil) for the year ended March 31, 2026.


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The forward exchange contracts and option contracts mature between one and twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

Particulars	As at March 31, 2026	As at March 31, 2025
Forward/Option contracts	($) (Sell)	($) (Sell)
Not later than one month	-	-
Later than one month and not later than three months	-	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

b. **Financial instruments by category**

The carrying value and fair value of financial instruments by each category as at March 31, 2026 were as follows:

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/liabilities at FVTOCI	Total carrying value	Total fair value
Assets					
Trade receivables	5,746.72	-	-	5,746.72	5,746.72
Cash and cash equivalents	1,130.46	-	-	1,130.46	1,130.46
Loans	200.00	-	-	200.00	200.00
Other financial assets	797.36	-	-	797.36	797.36
Liabilities					
Borrowings from banks	5,696.95	-	-	5,696.95	5,696.95
Borrowings from others	473.97	-	-	473.97	473.97
Supplier finance arrangements	2,172.76	-	-	2,172.76	2,172.76
Lease Liabilities	1,635.20	-	-	1,635.20	1,635.20
Trade payables	3,684.50	-	-	3,684.50	3,684.50
Other financial liabilities	1,127.80	-	-	1,127.80	1,127.80

The carrying value and fair value of financial instruments by each category as at March 31, 2025 were as follows:

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/liabilities at FVTOCI	Total carrying value	Total fair value
Assets					
Trade receivables	3,995.12	-	-	3,995.12	3,995.12
Cash and cash equivalents	1,147.88	-	-	1,147.88	1,147.88
Other bank balances	1,381.70	-	-	1,381.70	1,381.70
Loans	900.00	-	-	900.00	900.00
Other financial assets	1,191.73	-	-	1,191.73	1,191.73
		-	-		
Liabilities					
Borrowings from banks	4,973.06	-	-	4,973.06	4,973.06
Borrowings from others	2,256.15	-	-	2,256.15	2,256.15
Bank overdraft	160.03	-	-	160.03	160.03
Lease Liabilities	1,588.16	-	-	1,588.16	1,588.16
Trade payables	5,857.20	-	-	5,857.20	5,857.20
Other financial liabilities	1,191.73	-	-	1,191.73	1,191.73



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Details of financial assets pledged as collateral

The carrying amount of financial assets as at March 31, 2026 and March 31, 2025 that the Company has provided as collateral for obtaining borrowing and other facilities from the bankers are as follows:

	As at	
	March 31, 2026	**March 31, 2025**
Trade receivables	2,100.00	2,190.03
Bank Deposits	73.54	73.50
	2,173.54	**2,263.53**

- Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

- Level 3 – unobservable inputs for the asset or liability

c. Interest income/(expenses), gains/(losses) recognized on financial assets and liabilities

	Year ended	
	March 31, 2026	**March 31, 2025**
(a) Financial assets at amortised cost		
Interest income on bank deposits	39.04	128.80
Interest income on other financial assets	223.00	184.00
Impairment on trade receivables	(84.74)	(59.81)
(b) Financial assets/liabilities at fair value through profit or loss (FVTPL)		
Net (gains)/losses on fair valuation of derivative financial instruments	-	-
(c) Financial liabilities at amortised cost		
Interest expenses on lease obligations	(118.51)	(110.10)
Interest expenses on borrowings from banks, others and overdrafts	(701.50)	(729.75)

41. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

- Credit risk

- Liquidity risk

- Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board of Directors has established a risk management policy to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Company's activities. The Audit Committee oversees how management monitors compliance with the Company's risk management policies and procedures, and reviews the risk management framework. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's trade receivables, treasury operations and other activities that are in the nature of leases.



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Company's customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Company is presently exposed to counter-party risks relating to short-term and medium-term deposits placed with public-sector banks, and also to investments made in mutual funds. The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board's approval to hedge such risks in case of need.

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2026 and March 31, 2025 was as follows:

	As at	
	March 31, 2026	March 31, 2025
Trade receivables	5,746.72	3,995.12
Cash and cash equivalents	1,130.46	1,147.88
Other bank balances	-	1,381.70
Loans	200.00	900.00
Other financial assets	797.36	1,191.73
	7,874.54	**8,616.43**

Financial assets that are neither past due nor impaired

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Company has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2026

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Non-derivative financial liabilities						
Borrowings from banks	5,696.95	6,270.88	3,525.35	2,183.43	562.10	-
Borrowings from others	473.97	521.34	346.23	154.58	20.53	-



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Supplier finance arrangements	2,172.76	2,221.06	2,221.06	-	-	-
Lease Liabilities	1,635.20	1,923.81	498.45	955.08	291.37	178.91
Trade payables	3,684.50	3,684.50	3,684.50	-	-	-
Other financial liabilities	1,127.80	1,127.80	1,127.80	-	-	-
	14,791.18	**15,749.39**	**11,403.39**	**3,293.09**	**874.00**	**178.91**

As at March 31, 2025

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Non-derivative financial liabilities						
Borrowings from banks	4,973.06	5,623.17	3,077.85	1,712.85	768.69	63.78
Borrowings from others	2,256.15	2,676.14	931.18	1,360.44	384.52	-
Bank overdraft	160.03	160.03	160.03	-	-	-
Lease Liabilities	1,588.16	2,112.71	407.27	786.86	498.92	419.66
Trade payables	5,857.20	5,857.20	5,857.20	-	-	-
Other financial liabilities	1,191.73	1,191.73	1,191.73	-	-	-
	16,026.33	**17,620.98**	**11,625.26**	**3,860.15**	**1,652.13**	**483.44**

Market risk:

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Company is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk:

The Company's exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange rate fluctuation risk. Company's policy in this regard incorporates:

- Forecasting inflows and outflows denominated in US$ for a twelve-month period

- Estimating the net-exposure in foreign currency, in terms of timing and amount.

- Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

- Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Company's exposure to foreign currency risk as at March 31, 2026 was as follows:

All amounts in respective currencies as mentioned (in millions)

	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loans	Net Balance Sheet exposure
USD	0.29	21.76	(6.10)	-	15.95
GBP	0.02	-	(0.07)	-	(0.05)
EUR	0.03	0.45	(0.37)	-	0.11
AUD	-	-	*	-	*


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

All amounts in respective currencies as mentioned (in millions)

	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loans	Net Balance Sheet exposure
DHS	-	-	(0.05)	-	(0.05)
HKD	-	-	(0.07)	-	(0.07)
SGD	-	-	(0.04)	-	(0.04)

*amount is below the rounding off norm adopted by the Company

The Company's exposure to foreign currency risk as at March 31, 2025 was as follows:

All amounts in respective currencies as mentioned (in millions)

	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loans	Net Balance Sheet exposure
USD	0.20	10.32	(16.12)	(1.07)	(6.67)
GBP	0.04	-	(0.06)	-	(0.02)
EUR	-	0.47	(0.35)	-	0.12
AUD	-	-	*	-	*
DHS	-	-	(0.01)	-	(0.01)
HKD	-	-	(0.09)	-	(0.09)

*amount is below the rounding off norm adopted by the Company

A 10% strengthening of the rupee against the respective currencies as at March 31, 2026 and March 31, 2025 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Other comprehensive income	Profit/(loss)
March 31, 2026	-	(150.91)
March 31, 2025	-	56.28

A 10% weakening of the rupee against the above currencies as at March 31, 2026 and March 31, 2025 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk:

Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the Company.

Profile

At the reporting date the interest rate profile of the Company's interest-bearing financial instruments were as follows:

	Carrying amount	
	March 31, 2026	March 31, 2025
Fixed rate instruments		
Financial assets		
• Fixed deposits with banks	73.54	1,382.09
Financial liabilities		
• Borrowings from banks	2,172.76	91.99
• Borrowings from others	473.97	2,256.15
Variable rate instruments		
Financial liabilities		
• Borrowings from banks	5,696.95	4,881.07
• Bank overdrafts	-	160.03


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Fair value sensitivity for fixed rate instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis for 2026.

	Equity	Profit or (loss)
March 31, 2026	-	(38.05)
March 31, 2025	-	(3.84)

Adecrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

42. Capital management

The Company's capital comprises equity share capital, share premium, retained earnings and other equity attributable to equity holders. The primary objective of Company's capital management is to maximise shareholders value. The Company manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Company does so by adjusting dividend paid to shareholders. The total equity as on March 31, 2026 is ₹ 14,962.50 (Previous Year: ₹ 14,741.60).

The Company monitors capital using gearing ratio, which is net debt divided by total equity. Net debt comprises of long-term and short-term borrowings and current and non-current lease liabilities less cash and cash equivalents. Equity includes equity share capital and reserves that are managed as capital. The gearing at the end of the reporting period was as follows:

		As at	
		March 31, 2026	March 31, 2025
Debt		9,978.88	8,977.40
Less: cash and cash equivalents		(1,130.46)	(1,147.88)
Net debt	**A**	**8,848.42**	**7,829.52**
Equity	**B**	**14,962.50**	**14,741.60**
Net debt to Equity ratio	**A/B**	**59.14%**	**53.11%**

Increase is due to supplier finance arrangements being classified under borrowings

No changes were made in the objectives, policies or processes for managing capital of the Company during the current and previous year.

43. Legal proceedings

a) Proceedings before Department of Telecommunication (DoT)

i) Adjusted Gross Revenue

Sify Technologies Limited (Sify) was issued with Unified License (non-access/non-mobile license) pursuant to which Sify provides ISP, NLD & ILD services to enterprise customer and continues to comply and pay a license fee on the licensed activities.DoT demanded a license fee on the non-telecom business revenue on both mobile license holders and non-mobile license holders, including Sify. The demand made by DoT was challenged by mobile (access license) operator and the Supreme Court held that mobile operators have to pay the license fee on the gross revenue as they were using spectrum and had opted for migration package. The Supreme Court later clarified that this judgement was not applicable to non-access/non-mobile operators.The Supreme Court had by its order dated June 10, 2020, accepted the stance of the


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

DoT that the licenses of PSUs are different and the judgement of October 24, 2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public.DoT had also issued a demand notice to Sify and to other non-mobile operators seeking to charge a license fee on the non-telecom revenue. Sify challenged the demands before Madras High Court in 2013 and the demands were stayed. Meanwhile one of the non-access and non- mobile license holder, similar to the license held by Sify, challenged the demand made by DoT before TDSAT, Delhi. TDSAT vide its Order dated February 28, 2022 quashed the demands made by DoT seeking license fee, interest on license fee, penalty and interest on penalty on the revenue accruing from other business revenue (i.e. non-telecom) other than the licensed based activities.DoT issued a demand notice on August 22, 2013 to the Company demanding license fee on the non-telecom revenue against which the Company filed petitions before Hon'ble Madras High Court. After finally hearing the parties, the Hon'ble Madras High Court vide its judgement dated April 30, 2024 quashed the 18 demands made by DoT and held that DoT cannot claim license fee on the non-telecom revenue.DoT has appealed before the Madras High Court challenging the judgement dated April 30, 2024 and the Madras High Court had stayed the judgement dated April 30, 2024 and this was challenged by Sify before the Madras High Court and the order was passed in favour of Sify that no coercive action to be taken by DoT pending disposal of the Writ Appeal.On May 22, 2025, DoT invoked the bank guarantee submitted by Sify without any notice or intimation, claiming that Sify has failed to pay the license fee on "Other Income" for the FY 2020-21, 2021 - 22 and 2023 – 24 and encashed a sum of ₹ 68.70 despite several requests and objections submitted by Sify. Sify submitted its objection and sought clarification on the invocation of bank Guarantee. Further a representation was also submitted to Member Finance and Joint Controller of DoT on the invocation of BG. However, no workings were provided by DoT till date. By letter dated May 28, 2025 and June 11, 2025, DoT called upon Sify to replenish the BG for a sum of ₹ 68.70 and informed to take further action. Sify accordingly replenished the BG under protest and without prejudice to rights. On July 10, 2025, Sify filed writ petitions with the Hon'ble Madras High Court challenging the order of invocation of BG and sought for refund of the encashed amount. The Hon'ble Madras High Court granted interim injunction against DoT and tagged the petitions along with the Writ Appeals. The Writ petitions are pending for final arguments along with the Writ Appeal.

ii) License fees on Pure Internet

DoT migrated the licenses of few service providers, whose licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT by its order dated October 18, 2019 set aside the demand made by the DoT and held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing. Subsequently DoT notified level playing field for all the telecom licensed operator and accordingly the company has started paying AGR on pure internet effective as of April 1, 2022 pursuant to the notification issued by DoT.

b) Online Exam case

The Company has conducted online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission ("SSC") (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the Company was awarded a contract dated April 12, 2016 for a period of 2 years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of a few of the questions appeared on social media. The Company brought to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some parties provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

continued to protest, the Govt of India directed the investigating authority to conduct an enquiry into the allegations. A PIL was also filed before the Hon'ble Court for cancellation of the examination process. However, the Hon'ble Court appointed a high level technical committee to conduct enquiry and submit a report to the Court. A detailed report was submitted by the committee and investigating team before the Hon'ble Court, which held that there was no evidence to show that the examination process was tainted and hence the PIL stood dismissed. Accordingly, SSC released all the payments to Sify for the examination. In 2018, the investigating authority filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the standard operating procedure. The Company believes that it had successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee. The investigating agency choose to name the Company and one of its employees in the chargesheet filed before the CBI Court. Three CBI cases were listed for arguments on admission of charges.

c) Others

1) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2026, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

2) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹6.40 on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included

in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

3) During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) performed an inspection based on the analysis of service tax returns filed by the company in the past. The Company has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.80 and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.64 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand. The amount of ₹ 64.64 paid under protest is accounted as Balance with Service Tax authorities and disclosed under "Other non-current assets" Note.8 to the Standalone Financial Statements.

44. Adjustment to the Securities Premium Account

a) Pursuant to the approval of the shareholders of the Company at the eleventh annual general meeting held on September 24, 2007 and confirmation by the Honourable High Court of Madras vide its



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Order dated December 13, 2007, accumulated losses of ₹ 11,626.40 as on April 1, 2007 has been adjusted against the balance in the securities premium account.

b) The company had an accumulated loss of ₹ 1,978.30 as on March 31, 2013. Consequent to scheme of amalgamation of two subsidiary companies, the accumulated loss stood at ₹ 2,766.10. As part of the said scheme of amalgamation, it was proposed to set off the accumulated losses of the Company and subsidiaries with the Securities Premium account of the company. Accordingly the debit balance in the "Profit and Loss Statement as on the Appointed Date was ₹ 2,766.10 representing the losses carried forward by the Company and the two subsidiaries (the Transferor Companies). The details of loss incurred/profit earned by the Transferee Company over the last five years prior to the scheme are given below:

Year ended	Amount (₹)
Profit/(Loss) for the year ending	
March 31, 2008	(215.50)
March 31, 2009	(1,766.60)
March 31, 2010	360.30
March 31, 2011	(542.30)
March 31, 2012	(240.00)
March 31, 2013	425.80
Total	**(1,978.30)**
Accumulated loss of subsidiaries as on March 31, 2013:	
Sify Software Limited	(787.40)
Hermit Projects Private Limited	(0.40)
Total accumulated loss as on March 31, 2013	**(2,766.10)**

Hence, the debit balance in the "Profit and Loss Statement" as on the Appointed Date to an extent of ₹ 2,766.10 representing the accumulated losses of the Company and the Subsidiaries as on April 1, 2013 is adjusted against the sum of ₹ 6,900.40 standing to the credit of Securities Premium Account of the Company on the said date. On such adjustment, the Securities Premium Account of the Company shall stand reduced collectively by a sum of ₹ 2,766.10 leaving a credit balance of ₹ 4,134.30.

45. Acquisition of Print House (India) Private Limited

During FY 2020-21, the company has acquired Print House India Private Limited ('PHIPL') through Corporate Insolvency Resolution Process. The company emerged as successful Resolution Applicant (RA) vide Hon'ble National Company Law Tribunal ('NCLT') order dated June 23, 2020. Pursuant to the Resolution Plan submitted, the management of affairs of the company vested with Monitoring Committee consisting of Resolution Professional and the Financial Creditor of PHIPL. The company took over the management of affairs of PHIPL after dissolution of Monitoring Committee on October 16, 2020 as per the Resolution Plan. The existing share capital of PHIPL would be reduced to Nil. Fresh capital has been issued to the company. The company has implemented the Resolution Plan in terms of settlement of financial creditors, operational creditors, absorbing of employees as appropriate to the continuance of proposed business and reviving the operations of the company by converting the facility into world class data centers as per the order of Hon'ble NCLT and the orders dismissing appeals by both Hon'ble NCLT and Hon'ble National Company Law Appellate Tribunal ('NCLAT').

During FY 2022-23, the Board of Directors has approved a Scheme of Amalgamation ('Scheme') for the merger of its fellow subsidiary, Print House (India) Private Limited ('PHIPL') with Sify Infinit Spaces Limited ('SISL') . The Company has furnished the Scheme of Amalgamation to NCLT. The appointed date of the Scheme was April 1, 2022. Further, Sify Infinit Spaces Limited has received approval for the said Scheme from the shareholders and unsecured creditors of the Company at its meeting held on November 27, 2022 convened by Hon'ble NCLT, Chennai. Sify Infinit Spaces Limited has received the order from Hon'ble NCLT on July 10, 2023, subsequent to which SISL has issued 0.0859762 equity shares for every 1 equity shares held by the shareholders of PHIPL


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

46. Acquisition of Patel Auto Engineering Company (India) Private Limited

During the year 2022-23, Sify Technologies Limited (Company) has acquired Patel Auto Engineering Company (India) Private Limited ("PAECIPL") with its registered office in Rable, Navi Mumbai through Share Purchase agreement dated March 22, 2023 for a consideration of ₹525.00 paid to Shareholders of PAECIPL. The Company has also given an Intercorporate Deposit of ₹850 to PAECIPL. PAECIPL have only the Land allocated by MIDC on their books as on the date of Acquisition. The standalone financial statement of the Company shall account for leasehold rights of the land under Right to use asset for the fair value of leasehold rights with a description that the value of consideration is towards investment in Patel Auto Engineering Company (India) Private Limited ("PAECIPL") and to represent this would comply with the requirement in the relevant standards as well as Conceptual Framework for Financial Reporting. Scheme of Amalgamation of PAECIPL with SISL is filed with Hon'ble NCLT on February 9, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 9, 2025 effective April 1, 2023. SISL has issued 17.08546 equity shares for every 1 equity share held by the shareholders of PAECIPL.

47. SKVR Software Solution Private Limited

Sify Technologies Limited (Company) has acquired SKVR Software Solution Private Limited ("SKVR"), an IT & ITeS company, through a Share Purchase Agreement dated September 1, 2023. Company has paid ₹400.00 as consideration to shareholders of SKVR with 51% and 49% of the purchase price paid by Sify Technologies Limited and Sify Infinit Spaces Limited, respectively. SKVR holds 19,305 square meters of land allotted by the New Okhla Industrial Development Authority ("NOIDA") for a period of 90 years (effective from 2006). The Company nor SISL hold any shares in its name in SKVR as on March 31, 2024. Share transfer was executed on March 26, 2025.

48. Europe India Gateway

The Company has entered into a contract with Emirates Integrated Telecom ('the Emirates') for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Company is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Company for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2026. The capacity under the mentioned facility would be upgraded over a period of time.

49. IPO Listing

In 2006, The Ministry of Finance (MoF), issued a press release by which Indian companies cannot raise new capital abroad unless, the securities of the company are listed on a stock exchange in India. However, by virtue of notification issued by the MoF on October 21, 2014, the issuance of depository receipts has been taken out of the 1993 Scheme and is now regulated by the Depository Receipts Scheme, 2014. The 2014 Scheme allows Indian companies, whether listed or unlisted, to access the international capital markets using depository receipts. Such issuances can either be through a public offering of depository receipts or through a preferential allotment or qualified institutional placement. They can also either be sponsored by the issuer company or unsponsored (such as when an existing shareholder sells its holding through the issue of depository receipts). These issuances are subject to the usual foreign investment regime, including in relation to sectoral caps as well as pricing. Moreover, such issuances are permitted only to investors in certain specific jurisdictions as listed in the 2014 Scheme, which currently consists of a list of 34 countries. The earlier condition of mandatory listing in India is dispensed with.

50. Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 31, 2026	March 31, 2025
Trade Receivables	5,746.72	3,995.12
Contract liabilities – Deferred Income		
Current contract liabilities (A)	2,952.69	2,136.30
Non-current contract liabilities (B)	5,080.37	3,210.00
Total Contract liabilities – Deferred Income (A+B)	**8,033.06**	**5,346.30**


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Significant changes in deferred revenue balances during the year are as follows

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Revenue recognised that was included in the deferred revenue at the beginning of the year	2,107.40	1,421.50

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2026 the Company has capitalised ₹ 20.39 (previous year ₹ 22.69) and amortised ₹ 23.70 (previous year ₹ 28.50). There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Company recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

51. Micro, Small and Medium Enterprises Development Act, 2006 ('MSMED') Disclosure

As per the Office memorandum issued by the Ministry of Micro, Small and Medium Enterprises dated August 26, 2008 recommends that the Micro and Small Enterprises should mention in their correspondence with its customers the Entrepreneurs Memorandum Number as allocated after filing of the Memorandum in accordance with the 'Micro, Small and Medium Enterprises Development Act, 2006' ('the Act'). Accordingly, the disclosure in respect of the amounts payable to such enterprises as at March 31, 2026 and March 31, 2025 has been made in the financial statements based on information received and available with the Company. The Company has not received any claim for interest from any supplier as at the balance sheet date.

Particulars	As at March 31, 2026	As at March 31, 2025
a. the principal amount and the interest due thereon remaining unpaid at the end of accounting year*	**9.58**	**66.44**
b. the amount of interest paid by the buyer beyond the appointed day during the accounting year	-	-
c. the amount of interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the Micro, Small and Medium Enterprises Development Act, 2006	-	-
d. the amount of interest accrued and remaining unpaid at the end of the accounting year	-	-
e. the amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues above are actually paid to the small enterprise, for the purpose of disallowance of a deductible expenditure under section 23 of the Micro, Small and Medium Enterprises Development Act, 2006.	-	-

*includes dues to micro and small enterprises towards capital expenditure included under other financial liabilities. Refer Note D(21)

52. Contribution towards Corporate Social Responsibility

Section 135 of the Companies Act, 2013, requires Company to spend towards Corporate Social Responsibility (CSR). The details of CSR expenditure and CSR activities carried out are as follows.

	For the year ended March 31, 2026	For the year ended March 31, 2025
Amount required to be spent by the Company during the year	0.45	6.20
Amount of expenditure incurred	0.50	6.20
Shortfall at the end of the year	-	-



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	For the year ended March 31, 2026	For the year ended March 31, 2025
Total of previous years shortfall	-	-
Reason for shortfall (if any)	-	-

Nature of CSR activities:

The details of CSR activities carried out by the Company are as follows:

Organisation	Nature of activity	For the year ended March 31, 2026	For the year ended March 31, 2025
Raju Vegesna Foundation, India	Livelihood enhancement	0.50	5.20
Pragna Bharathi	Livelihood enhancement	-	1.00
Total		**0.50**	**6.20**

53. Audit Trial

The Company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, there are no instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved as per the statutory requirements for record retention.

54. Events after the reporting period

There are no significant events that have occurred after the reporting period till the date of these financial statements that requires adjustments/disclosure in these financial statements.

55. Additional Regulatory Information

Clause (i)

The Company does not have any immovable properties whose title deeds are not held in the name of the Company.

Clause (ii)

The Company does not hold any investment property. Hence, disclosure under said clause does not apply.

Clause (iii)

The Company has not done any revaluation of Property, Plant and Equipment. Hence the disclosure under this clause does not apply.

Clause (iv)

The Company has not done any revaluation of intangible assets and hence the disclosure under this clause does not apply.

Clause (v)

The Company has not made any loans or advances in the nature of loans to promoters, Directors, KMPs and other related parties that are repayable on demand or without specifying any terms or period of repayment.

Clause (vi)

The following table presents the aging of the Capital Work-in-progress for the year ended March 31, 2026

Particulars	Amount in CWIP for a period of				Total
	< 1 Year	1 to 2 Years	2- 3 Years	> 3 Years	
Projects in progress	34.77	361.01	78.57	175.56	649.91
Projects temporarily suspended	-	-	-	-	-
Total	**34.77**	**361.01**	**78.57**	**175.56**	**649.91**


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The following table presents the aging of the Capital Work-in-progress for the year ended March 31, 2025

Particulars	Amount in CWIP for a period of				Total
	< 1 Year	1 to 2 Years	2- 3 Years	> 3 Years	
Projects in progress	445.12	78.57	-	175.56	699.25
Projects temporarily suspended	-	-	-	-	-
Total	**445.12**	**78.57**	**-**	**175.56**	**699.25**

Project execution plans are mandated based on capacity assessments and customer requirements on a periodical basis and all projects are executed as per rolling annual plan.

Clause (vii)

There are no intangible assets under development and hence disclosure under said clause does not apply.

Clause (viii)

There are no proceedings initiated or pending against the Company for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 and rules made thereunder

Clause (ix)

The quarterly returns or statements of current assets filed by the Company with banks or financial institutions are in agreement with the books of accounts. The returns for the quarter ended March 2026 will be filed post the date of signing of financial statements.

Clause (x)

The Company is not declared a wilful defaulter by any bank or financial institution or any other lender.

Clause (xi)

The Company did not have any transaction with companies struck off under Section 248 of the Companies Act, 2013 or Section 560 of Companies Act, 1956

Clause (xii)

There are no charges or satisfaction of charge that is yet to be registered with ROC beyond the statutory period.

Clause (xiii)

The Company has complied with number of layers prescribed under clause (87) of Section 2 of the Act, read with Companies (Restrictions on number of Layers) Rules, 2017

Clause (xiv) : Analytical Ratios:

S. No	Ratio	Numerator	Denominator	FY 2025-26	FY 2024-25	% Variance	Reasons for variance (where variance is > 25%)
1	Current Ratio (in times)	Current assets	Current Liabilities	0.65	0.64	1.56%	
2	Debt Equity Ratio (in times)	Total Debt = Total of current and non-current portion of borrowings plus current and non-current lease liabilities	Shareholder's funds	0.67	0.61	9.84%	



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

S. No	Ratio	Numerator	Denominator	FY 2025-26	FY 2024-25	% Variance	Reasons for variance (where variance is > 25%)
3	Debt service coverage ratio (in times)	Earning for Debt Service = Net Profit after taxes + Non-cash operating expenses like depreciation and other amortizations + Interest + other non-cash adjustments	Debt service = Interest and lease payments + Principal repayments	0.93	1.05	(11.43)%	
4	Return on equity ratio (in %)	Net Profits after taxes less preference dividend (if any)	Average total Equity	1.24%	(4.21)%	(129.45)%	The Company has made profit during the year, hence there is a change in return on equity ratio.
5	Inventory Turnover ratio (in times)	COGS = Purchase of stock-in-trade + Change in Inventory	Average inventory	NA	NA	NA	NA
6	Trade receivables turnover ratio (in times)	Revenue from operations	Average receivables	2.84	3.20	(11.25)%	
7	Trade payables turnover ratio (in times)	Net Credit Purchases = Cost of services rendered+other expenses	Average payables	2.06	1.74	18.39%	
8	Net capital turnover ratio (in times)	Revenue from operations	Average Working capital	(2.69)	(2.71)	(0.74)%	
9	Net profit ratio (in %)	Profit for the year	Revenue from operations	1.33%	(4.74)%	(128.08)%	The Company has made profit during the year, hence there is a change in net profit ratio.
10	Return on capital employed (in %)	EBIT	Capital Employed = Shareholder funds + Total Debt + Deferred Tax Liability-Intangible Assets	4.98%	1.20%	315.00%	EBIT during the year has increased since the Company has made profit during the year. Hence there is a change in return on capital employed ratio.

The Company earns a return on investment ranging from 6.15 % to 7.00 % p.a on fixed deposit. The Company also earns a return of 6%.p.a. on investment in Compulsorily Convertible Preference Shares and Compulsorily Convertible Debentures.

Clause (xv)

During the year ended March 31, 2025, the Company has received funds through Rights Issue from the promoter group ("Funding Party") and the Company has advanced loans and made Investments in Sify Digital Services Limited and Sify Infinit Spaces Limited ("Ultimate Beneficiary") during the financial year 2025-26 and 2024-25. The details are as below:



D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

2025-26

Date and amount of funds received from funding party with complete details

Name of Funding Party	Registered address of Funding party	CIN	Relationship with the Funding party	Date of fund received	Amount received
Ramanand Core Investment Company Private Limited	New No.4, Old No.59 Luz Avenue , Chennai, Tamil Nadu, India - 600004.	U65990TN2011PTC161126	Holding Company	June 7, 2024	500.00

a) The rights issue was allotted on June 28, 2024. Amount received in escrow account on June 7, 2024.

b) The balance amount remaining unutilised from the right issue made in FY 2024-25 was advanced as follows

Date and amount of funds further advanced to ultimate beneficiary with complete details

Name of Funding Party	Registered address of Funding party	CIN	Relationship with the Ultimate beneficiary	Date of Investment & Loan	Nature	Amount
Sify Digital Services Limited	TIDEL Park, II Floor, No.4, Canal Bank Rd, Tharamani, Chennai, Tamil Nadu 600113	U72900TN2020PLC136420	Wholly Owned Subsidiary	May 30, 2025	Loan	200.00
				June 27, 2025	Loan	50.00
Sify Infinit Spaces Limited	TIDEL Park, II Floor, No.4, Canal Bank Rd, Tharamani, Chennai, Tamil Nadu 600113	U74999TN2017PLC119607	Subsidiary	August 11, 2025	Compulsorily Convertible Debentures investment	250.00

2024-25

Date and amount of funds received from funding party with complete details

Name of Funding Party	Registered address of Funding party	CIN	Relationship with the Funding party	Date of fund received	Amount received
Ramanand Core Investment Company Private Limited	New No.4, Old No.59 Luz Avenue , Chennai, Tamil Nadu, India - 600004.	U65990TN2011PTC161126	Holding Company	June 7, 2024	1,250.00

a) The rights issue was allotted on June 28, 2024. Amount received in escrow account on June 7, 2024.

b) The total amount received from rights issue was ₹ 1,750.00 out of which loans (₹ 750.00) advanced and investments (₹ 500.00) made was ₹ 1,250.00.


D. Notes forming part of the Standalone Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Date and amount of funds further advanced to ultimate beneficiary with complete details

Name of Funding Party	Registered address of Funding party	CIN	Relationship with the Ultimate beneficiary	Date of Investment & Loan	Nature	Amount
Sify Digital Services Limited	TIDEL Park, II Floor & III Floor, No.4, Canal Bank Rd, Tharamani, Chennai, Tamil Nadu 600113	U72900TN2020PLC136420	Wholly Owned Subsidiary	March 25, 2025	Equity Investment	500.00
				October 1, 2024	Loan	350.00
				November 29, 2024	Loan	100.00
				December 10, 2024	Loan	150.00
				January 30, 2025	Loan	150.00

Note:

1) There is no written understanding that the Intermediary (Sify Technologies Limited) will be lending or investing on behalf of Ramanand Core Investment Company Private Limited (RCIPL). As per implementation guide on reporting under rule 11(e) and Rule 11(f) of the Companies (Audit and Auditors) Rules, 2014, it is presumed that the Investment/ Amount advanced by Sify Technologies Limited is out of the funds provided by RCIPL even though the management have adequate internal accruals to invest/advance money to Sify Digital Services Limited and Sify Infinit Spaces Limited. Even though the timing of funds received and investment/advances made are at different point of time across financial years it is presumed to be utilised out of the funding by RCIPL.

2) Loan given to Sify Digital Services Limited carries an interest rate of 8.50% per annum. These are repayable anytime over a period of 3 years from date of disbursement of loan at the option of the borrower. Sify Digital Services Limited has repaid the entire loan funded out of proceeds from right issue.

3) On February 7, 2026, The Board of Sify Infinit Spaces Limited approved the conversion of Compulsorily Convertible Debentures (CCDs) into Equity Shares. Accordingly the investment made by STL in CCDs got converted into equity shares.

Clause (xvi)

There are no scheme(s) of arrangements that are approved by the Competent Authority in terms of Section 230 to 237 of the Companies Act, 2013 during the year.

56. Reclassification

The figures for the previous year have been reclassified / regrouped wherever necessary for better understanding and comparability. The reclassifications / regroupings do not have material impact on the standalone financial statements.

As per our report of even date attached
for Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No.: 001997S

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN: U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN:00529027

M P Vijay Kumar
Whole time director
DIN: 05170323

Chennai
April 13, 2026

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Independent Auditor's Report

To the Members of Sify Technologies Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of **Sify Technologies Limited** ("the Holding Company") and its subsidiaries (collectively referred to as the "Group"), which comprise the Consolidated Balance Sheet as at March 31, 2026, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and notes to the consolidated financial statements, including a summary of the material accounting policies and other explanatory information (hereinafter referred to as the "Consolidated Financial Statements").

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of reports of the other auditors on separate financial statements of a subsidiary referred to in the Other Matters section below, the aforesaid Consolidated Financial Statements give the information required by the Companies Act, 2013 ("the Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2026, and their consolidated loss, their consolidated total comprehensive loss, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Consolidated Financial Statements in accordance with the Standards on Auditing ("SAs") specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us and the audit evidence obtained by other auditors in terms of their reports referred to in the Other Matters section below, is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period. These matters were addressed in the context of our audit of the Consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

S No.	Key Audit Matter	Auditor's Response
1	**Valuation of Trade Receivables:** The collectability of the Group's aged Trade Receivables and the valuation of allowance for impairment of Trade Receivables is a Key Audit Matter due to the judgement involved in assessing the recoverability. The Trade Receivables as at March 31, 2026 is ₹ 12,647.69 million and Allowance for bad and doubtful debts charged in the Statement of Profit and Loss for the year ended March 31, 2026 is ₹ 164.31 million.	**Principal Audit Procedures Performed:** In view of the significance of the matter, we applied the following audit procedures in this area, among others, to obtain sufficient appropriate audit evidence: • We evaluated and tested the Group's processes for trade receivables, including the credit control, collection and provisioning processes. • We evaluated the management view point and estimates used to determine the allowance for bad and doubtful debts. • We verified the appropriateness of the accounting policies as disclosed in Note C(3)(a) to the Consolidated Financial Statements.



S No.	Key Audit Matter	Auditor's Response
		• We have reviewed the ageing, tested the validity of the receivables, the subsequent collections of trade receivables, the past payment and credit history of the customer, disputes (if any) with customers and based on discussion with the Company's management (information and explanation provided by them) and evidences collected, we understood and evaluated the reason for delay in realisation of the receivables and possibility of realisation of the aged receivables.
		• Where there were indicators that trade receivables were unlikely to be collected, we assessed the adequacy of allowance for impairment of trade receivables.
		• We tested the sufficiency of the allowance for bad and doubtful debts charged in the Consolidated Statement of Profit and Loss for the year ended March 31, 2026.

Information Other than the Consolidated Financial Statements and Auditor's Report Thereon

The Holding Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Board's Report including Annexures to Board's Report, but does not include the Consolidated financial statements, Standalone financial statements and our auditor's report thereon.

Our opinion on the Consolidated Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information; we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Holding Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance and other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Board of Directors of the Companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the directors of the Holding company, as aforesaid.

In preparing the Consolidated Financial Statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intend to liquidate their respective company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.



Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls system in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the Consolidated Financial Statements of which we are the independent auditors. For the other entities included in the Consolidated Financial Statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

Materiality is the magnitude of misstatements in the Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Statements.

We communicate with those charged with governance of the Holding Company and such other entities included in the Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated



in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

We did not audit the financial statements of one subsidiary, whose financial statements reflect total assets of ₹ 979.85 million as at March 31, 2026, total income of ₹ 3,885.66 million and net cash flows (increase in cash and cash equivalents) amounting to ₹ 251.69 million for the year ended on that date, as considered in the Consolidated Financial Statements. The Consolidated Financial Statements also include the Group's share of net profit after tax of ₹ 82.13 million for the year ended March 31, 2026 in respect of this subsidiary. This financial statement has been audited by other auditor, whose reports have been furnished to us by the Management and our opinion on the Consolidated Financial Statements, in so far as it relates to the amounts and disclosures included in respect of this subsidiary, and our report in terms of subsection (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiary, are based solely on the report of the other auditor.

Our opinion on the Consolidated Financial Statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditor.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit and on the consideration of the report of the other auditor on the separate financial statements of the subsidiary referred to in the Other Matters section above, we report, to the extent applicable that:

    a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements.

    b. In our opinion, proper books of account as required by law relating to the preparation of the aforesaid Consolidated Financial Statements have been kept by the Group, including relevant records so far as it appears from our examination of those books.

    c. The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of

Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the Consolidated Financial Statements.

d. In our opinion, the aforesaid Consolidated Financial Statements comply with the Ind AS specified under Section 133 of the Act, read with the Companies (Indian Accounting Standards) Rules, 2015 as amended.

e. On the basis of the written representations received from the directors of the Holding Company as at March 31, 2026 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India are disqualified as on March 31, 2026 from being appointed as a director in terms of Section 164(2) of the Act.

f. With respect to the adequacy of the internal financial controls with respect to the Consolidated Financial Statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Holding Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with respect to the Consolidated Financial Statements of those companies.

g. With respect to the matter to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

    In our opinion and to the best of our information and according to the explanations given to us and based on the auditor's reports of subsidiary companies incorporated in India whose audit under section 143 of the Act have been completed, we report that (a) the Company has paid remuneration to its directors in excess of the limits laid down under Section 197 read with Schedule V to the Act by ₹ 20.80 million, for which approval of the shareholders has been obtained as per the provisions of the Act; and (b) the remuneration paid by the above mentioned subsidiary companies incorporated in India to their respective directors during the year is in accordance with the provisions of section 197 of the Act.


h. With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i. The Group has disclosed the impact of pending litigations on its Consolidated financial position in its Consolidated Financial Statements – Refer Note D(25)(a) (Contingent liabilities) and Note D(44) (Legal Proceedings) to the Consolidated Financial Statements;

ii. The Group has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note D(41)(a) (Derivative Financial instruments) to the Consolidated Financial Statements;

iii. There were no amounts which were required to be transferred to the Investor Education and Protection Fund by the Holding Company and the subsidiary companies incorporated in India during the year ended March 31, 2026.

iv. (a) The respective managements of the Holding Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested either from borrowed funds or share premium or any other sources or kind of funds by the Holding Company or any of the subsidiaries to or in any other person or entity, outside the Group, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Holding Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The respective managements of the Holding Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Holding Company or any of such subsidiaries from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Holding Company or any of such subsidiaries shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Holding Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v. The preference dividend paid during the year and until the date of this audit report by a subsidiary company incorporated in India is in accordance with section 123 of the Act.

vi. Based on our examination which included test checks, performed by us on the Holding Company and the subsidiaries incorporated in India, the Holding Company and the subsidiaries



have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software (refer Note D(55) to the Consolidated Financial Statements). Further, during the course of our audit, we did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Holding Company and above referred subsidiaries as per the statutory requirements for record retention.

2. With respect to the matters specified in clause (xxi) of paragraph (3) and paragraph (4) of the Companies (Auditor's Report) Order, 2020 ("the Order") issued by the Central Government in terms of Section 143(11) of the Act, according to the information and explanations given to us, and based on the CARO reports issued by us on the respective companies included in the Consolidated Financial Statements to which reporting under CARO is applicable, we report that, there are no qualifications or adverse remarks in the CARO reports of the said companies included in the Consolidated Financial Statements except for the following:

S. No.	Name of the Company	CIN	Holding company/ subsidiary/ associate/ joint venture	Clause number of the CARO report which is qualified or is adverse
1	Sify Infinit Spaces Limited	U74999TN2017PLC119607	Subsidiary	Clause 3(i)(c)

Place: Chennai
Date: April 13, 2026

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 26237830ODQGEM7722



Annexure A to The Independent Auditor's Report

Referred to in paragraph 1(f) under "Report on Other Legal and Regulatory Requirements" section of our report of even date

Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

In conjunction with our audit of the Consolidated Financial Statements of Sify Technologies Limited ("the Holding Company") as of and for the year ended March 31, 2026, we have audited the internal financial controls with reference to Consolidated Financial Statements of the Holding Company and its subsidiary companies incorporated in India (collectively referred to as 'the Group'), as of that date.

Management's Responsibility for Internal Financial Controls

The respective Board of Directors of the Holding Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to Consolidated Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, both, issued by Institute of Chartered Accountants of India, and deemed to be prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to the Consolidated financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to the Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to the Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to the Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to the Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to the Consolidated Financial Statements of the Holding company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls with reference to the Consolidated Financial Statements

A company's internal financial control with reference to the Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to the Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Inherent Limitations of Internal Financial Controls with reference to the Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to the Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to the Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to the Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company and its subsidiary companies which are companies incorporated in India, have maintained, in all material respects, adequate internal financial controls with reference to the Consolidated Financial Statements and such internal financial controls with reference to the Consolidated Financial Statements were operating effectively as at March 31, 2026, based on the internal financial controls with reference to the Consolidated Financial Statements criteria established by such companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the ICAI.

Place: Chennai
Date: April 13, 2026

For Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No: 001997S

K S Y Suryanandh
Partner
Membership No: 237830
UDIN: 26237830ODQGEM7722



Consolidated Balance Sheet

As at March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	Note No. (D)	As at March 31, 2026	As at March 31, 2025
ASSETS			
(1) Non-current assets			
(a) Property, Plant and Equipment	1A	35,903.07	30,337.34
(b) Right-of-use assets	2	9,381.42	8,826.84
(c) Capital work-in-progress	1B	7,586.84	8,587.06
(d) Intangible assets	3	598.07	693.95
(e) Financial assets			
(i) Investments	4	1,405.27	1,229.81
(ii) Other financial assets	5	2,811.98	2,393.36
(f) Deferred Tax assets (net)	33	1,459.44	1,397.12
(g) Other non-current assets	6	3,545.44	1,695.24
(h) Income Tax assets (net)	7	3,142.60	3,106.06
		65,834.13	**58,266.78**
(2) Current assets			
(a) Inventories	8	2,892.59	3,959.49
(b) Financial assets			
(i) Trade receivables	9	12,647.69	10,892.54
(ii) Cash and Cash equivalents	10	4,097.59	4,997.25
(iii) Other bank balances	11	973.70	1,760.62
(iv) Other financial assets	12	214.88	318.68
(c) Other current assets	13	4,022.93	3,148.20
		24,849.38	**25,076.78**
Total Assets		**90,683.51**	**83,343.56**
EQUITY AND LIABILITIES			
EQUITY			
(a) Equity Share Capital	14	4,358.90	4,353.85
(b) Other Equity	15	14,585.27	15,787.01
		18,944.17	**20,140.86**
LIABILITIES			
(1) Non - current liabilities			
(a) Financial liabilities			
(i) Borrowings	16.1	23,204.95	28,224.96
(ii) Lease liabilities	16.2	3,416.53	3,616.93
(iii) Other financial liabilities	17	4,030.39	51.83
(b) Provisions	18	190.04	200.86
(c) Other non-current liabilities	19	7,160.43	3,289.88
		38,002.34	**35,384.46**
(2) Current liabilities			
(a) Financial Liabilities			
(i) Borrowings	20.1	15,399.71	7,475.41
(ii) Lease liabilities	20.2	485.86	193.31
(iii) Trade payables			
Total outstanding dues of micro enterprises and small enterprises	21	33.99	117.94
Total outstanding dues of creditors other than micro enterprises and small enterprises		7,419.76	12,039.38
(iv) Other financial liabilities	22	3,356.76	2,170.72
(b) Other current liabilities	23	6,967.61	5,622.69
(c) Provisions	18	48.70	45.35
(d) Current Tax Liabilities (Net)	24	24.61	153.44
		33,737.00	**27,818.24**
Total Equity and Liabilities		**90,683.51**	**83,343.56**

Material accounting policies and notes to the consolidated financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the consolidated financial statements

As per our report of even date attached

for Manohar Chowdhry & Associates	For and on behalf of the Board of Directors
Chartered Accountants	Sify Technologies Limited
Firm Registration No.: 001997S	CIN: U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN:00529027

M P Vijay Kumar
Whole time director
DIN: 05170323

Chennai
April 13, 2026

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Consolidated Statement of Profit and Loss

for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	Note No. (D)	For the year ended March 31, 2026	For the year ended March 31, 2025
Revenue from operations	26	44,877.05	39,885.58
Other income	27	413.11	529.19
Total income		**45,290.16**	**40,414.77**
Expenses			
Cost of services rendered	28 A	20,618.97	19,217.81
Purchase of stock-in-trade	28 B	2,102.51	3,581.39
Changes in inventories	28 C	1,066.91	(566.20)
Employee benefits expense	29	5,937.98	5,692.62
Finance costs	30	3,950.18	2,741.77
Depreciation and amortisation expense	1,2 and 3	7,274.25	5,633.05
Other expenses	31	5,280.83	4,400.80
Total expenses		**46,231.63**	**40,701.24**
Profit/(Loss) before tax		**(941.47)**	**(286.47)**
Tax expense			
Current Tax	33	486.63	698.35
Deferred Tax		(61.73)	(199.80)
Profit/(Loss) after tax		**(1,366.37)**	**(785.02)**
Other comprehensive income			
Items that will not be reclassified to profit or loss in subsequent periods			
Remeasurements of net defined benefit liability/(asset)	37	13.20	(3.31)
Income tax on items that will not be reclassified subsequently to profit or loss		(0.59)	-
Items that will be reclassified to profit or loss in subsequent periods			
Exchange differences on translation of foreign operations		68.31	16.74
Total other comprehensive income		**82.10**	**13.43**
Total comprehensive income/(loss) for the year		**(1,284.27)**	**(771.59)**
Earnings per equity share (₹ 10 paid up)			
Basic	35	(3.15)	(2.10)
Diluted		(3.14)	(2.10)

Material accounting policies and notes to the consolidated financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the consolidated financial statements

As per our report of even date attached

for Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No.: 001997S

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN: U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN:00529027

M P Vijay Kumar
Whole time director
DIN: 05170323

Chennai
April 13, 2026

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Consolidated Statement of Cash Flow

for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	For the year ended	
	For the year ended March 31, 2026	**For the year ended March 31, 2025**
Profit/(Loss) before tax	**(941.47)**	**(286.47)**
Adjustments for :		
Depreciation and amortisation expense	7,274.25	5,633.05
Finance expenses	3,950.18	2,741.77
Allowance for doubtful debts	164.31	194.80
Employee stock compensation expense	56.21	1.88
Income from lease termination	(1.06)	-
Provision for investment	26.49	-
Unrealised foreign exchange fluctuation loss/ (gain), net	(37.39)	7.32
Interest income	(174.40)	(447.16)
(Profit) /loss on sale of Property, Plant and Equipment (net)	(27.06)	(18.38)
Operating profit / (loss) before working capital changes	**10,290.06**	**7,826.81**
(Increase)/decrease in trade receivables - current	(1,830.79)	(928.49)
(Increase)/decrease in inventories	1,066.90	(566.18)
(Increase)/decrease in other financial assets - Current and non-current	(385.70)	(545.02)
(Increase)/decrease in other current and Non-current assets	(1,025.25)	(470.14)
(Increase)/decrease in other bank balances	786.92	(31.47)
Increase/(decrease) in trade payables	(4,765.10)	1,775.28
Increase/(decrease) in other Current / non-current liabilities	3,152.03	1,736.53
Increase/(decrease) in other financial liabilities -current & Non-current	377.93	255.64
Increase/(decrease) in provisions - non-current & Current	5.73	48.84
Cash generated from operations	**7,672.73**	**9,101.80**
Tax (paid)/refund received	(649.65)	(721.33)
Net cash generated from operating activities (A)	**7,023.08**	**8,380.47**
Cash flow from investing activities		
Purchase of Property, Plant and Equipment	(11,955.94)	(11,093.92)
Investments in equity instruments of other entities	(138.34)	(9.97)
Investments in preference shares	-	(230.50)
Amount paid for acquisition of right of use assets	(934.07)	(1,222.25)
Sale proceeds of Property, Plant and Equipment	27.12	105.18
Interest income received	236.58	374.20
Net cash used in investing activities (B)	**(12,764.65)**	**(12,077.26)**



Consolidated Statement of Cash Flow

for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

		For the year ended	
		For the year ended March 31, 2026	**For the year ended March 31, 2025**
Cash flow from financing activities			
Proceeds from long-term borrowings		11,515.65	12,652.74
Proceeds from issue of Non-Convertible Debentures		-	2,505.80
Repayment of long-term borrowings		(10,734.59)	(9,389.59)
Increase/(decrease) in short-term borrowings		8,534.32	240.61
Principal payment of lease liabilities		(429.53)	(260.48)
Interest payment of lease liabilities		(335.67)	(298.70)
Proceeds from issue of share capital		27.24	2,532.02
Transaction costs related to equity		-	(52.40)
Dividend paid		-	(22.50)
Interest paid		(3,406.08)	(3,157.88)
Net cash generated from financing activities	**(C)**	**5,171.34**	**4,749.62**
Effect of exchange differences on translation of cash and cash equivalents	**(D)**	**(3.11)**	**(0.50)**
Net increase/(decrease) in cash and cash equivalents during the year	**(A) + (B) + (C) + (D)**	**(573.34)**	**1,052.33**
Cash and cash equivalents at the beginning of the year		**4,670.93**	**3,618.60**
Cash and cash equivalents at the end of the year [Refer Note D (10) & D (11)]		**4,097.59**	**4,670.93**

Disclosure of changes in liabilities arising from financing activities [Refer Note D (32)]

Material accounting policies and notes to the consolidated financial statements (Refer notes C and D)

As per our report of even date attached

for Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No.: 001997S

K S Y Suryanandh
Partner
Membership No.: 237830

Chennai
April 13, 2026

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN: U72200TN1995PLC050809

Raju Vegesna
Chairman and Managing Director
DIN:00529027

M P Vijay Kumar
Whole time director
DIN: 05170323

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary



Consolidated Statement of Changes in the Equity
for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

A. Equity Share Capital

	For the year ended	
	March 31, 2026	March 31, 2025
Balance at the beginning of the year	4,353.85	1,846.15
Change in Equity Share Capital due to prior period errors	-	-
Restated Balance at the beginning of the year	4,353.85	1,846.15
Change in Equity Share Capital during the year	5.05	2,507.70
Balance at the end of the year	4,358.90	4,353.85

B. Other Equity

	Reserves and surplus				Other Components of Equity			Total
	Securities Premium	General Reserve	Retained earnings	Compulsorily convertible debentures	Stock Options Outstanding	Exchange differences on translation of foreign operations	Remeasurements of net defined benefit liability/(asset)	
2025-26								
Balance as at April 1, 2025 (A)	20,043.06	170.87	(7,872.42)	3,405.83	3.19	107.85	(71.37)	15,787.01
Changes in accounting policy/prior period errors (B)	-	-	-	-	-	-	-	-
Restated Balance as at April 1, 2025 (C = A+B)	20,043.06	170.87	(7,872.42)	3,405.83	3.19	107.85	(71.37)	15,787.01
Profit for the year (D)	-	-	(1,366.37)	-	-	-	-	(1,366.37)
Other comprehensive income for the year (E)	-	-	-	-	-	68.31	13.79	82.10
Total comprehensive income for the Year (F=D+E)	-	-	(1,366.37)	-	-	68.31	13.79	(1,284.27)
Employee stock compensation cost for the year (G)	-	-	-	-	56.21	-	-	56.21
Transferred from stock options outstanding account (H)	0.75	0.87	-	-	(1.62)	-	-	-
Additions to securities premium on issue of shares on exercise of ASOP (I)	22.19	-	-	-	-	-	-	22.19
Change in shareholding without loss of control [refer note D(15)] (J)	-	-	-	-	-	-	-	-
Others (K)	0.06	0.04	7.63	-	-	(3.60)	-	4.13
Balance as at March 31, 2026 - [(L)=(C)+(F)+(G)+(H)+(I)+(J)+(K)]	20,066.06	171.78	(9,231.16)	3,405.83	57.78	172.56	(57.58)	14,585.27
Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (45) (a)] - (M)	(11,626.40)	-	11,626.40	-	-	-	-	-
Accumulated losses dealt with vide scheme of merger as per contra [Refer note D (45) (b)] - (N)	(27,661.00)	-	27,661.00	-	-	-	-	-
Amount carried forward to Balance Sheet [(O) = (L)+(M)+(N)]	(19,221.34)	171.78	55,659.66	3,405.83	57.78	172.56	(57.58)	14,585.27
2024-25								
Balance as at April 1, 2024 (A)	19,995.60	84.47	(6,694.27)	2,723.93	105.09	91.11	(68.06)	16,237.87
Changes in accounting policy/prior period errors (B)	-	-	-	-	-	-	-	-
Restated Balance as at April 1, 2024 (C = A+B)	19,995.60	84.47	(6,694.27)	2,723.93	105.09	91.11	(68.06)	16,237.87
Profit for the year (D)	-	-	(785.02)	-	-	-	-	(785.02)

Consolidated Statement of Changes in the Equity

for the year ended March 31, 2026

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	Reserves and surplus				Other Components of Equity			Total
	Securities Premium	General Reserve	Retained earnings	Compulsorily convertible debentures	Stock Options Outstanding	Exchange differences on translation of foreign operations	Remeasurements of net defined benefit liability/(asset)	
Other comprehensive income for the year (E)	-	-	-	-	-	16.74	(3.31)	**13.43**
Total comprehensive income for the Year (F=D+E)	-	-	(785.02)	-	-	16.74	(3.31)	(771.59)
Employee stock compensation cost for the year (G)	-	-	-	-	1.88	-	-	1.88
Transferred from stock options outstanding account (H)	17.38	86.40	-	-	(103.78)	-	-	-
Additions to securities premium on issue of shares on exercise of ASOP (I)	24.33	-	-	-	-	-	-	24.33
Transaction costs related to equity(J)	-	-	(52.40)	-	-	-	-	(52.40)
Debenture premium on issue of Non-Convertible Debentures (K)	5.75	-	-	-	-	-	-	5.75
Acquisition of equity shares in subsidiary without change in control [refer note D(14)] (L)	-	-	(87.70)	-	-	-	-	(87.70)
Dividend paid on Non-Cumulative Compulsorily Convertible Preference Shares (M)	-	-	(22.50)	-	-	-	-	(22.50)
Acquisition of preference shares in subsidiary without change in control [refer note D(14)] (N)	-	-	(230.53)	-	-	-	-	(230.53)
Equity component of compound financial instrument - (O)	-	-	-	681.90	-	-	-	681.90
Balance as at March 31, 2025 - [(P)=(C)+(F)+(G)+(H)+(I)+(J)+(K)+(L)+(M)+(N)+(O)]	**20,043.06**	**170.87**	**(7,872.42)**	**3,405.83**	**3.19**	**107.85**	**(71.37)**	**15,787.01**
Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (45) (a)] - (Q)	(11,626.40)	-	11,626.40	-	-	-	-	-
Accumulated losses dealt with vide scheme of merger as per contra [Refer note D (45) (b)] - (R)	(2,766.10)	-	2,766.10	-	-	-	-	-
Amount carried forward to Balance Sheet [(S) = (P)+(Q)+(R)]	**5,650.56**	**170.87**	**6,520.08**	**3,405.83**	**3.19**	**107.85**	**(71.37)**	**15,787.01**

Material accounting policies and notes to the consolidated financial statements (Refer notes C and D)

The accompanying notes referred to above form an integral part of the consolidated financial statements

As per our report of even date attached

for Manohar Chowdhry & Associates
Chartered Accountants
Firm Registration No.: 001997S

For and on behalf of the Board of Directors
Sify Technologies Limited
CIN: U72200TN1995PLC050809

K S Y Suryanandh
Partner
Membership No.: 237830

Raju Vegesna
Chairman and Managing Director
DIN:00529027

M P Vijay Kumar
Whole time director
DIN: 05170323

V Ramanujan
Chief Financial Officer

Meenakshi Jayaraman
Company Secretary

Chennai
April 13, 2026


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

A. GROUP OVERVIEW

Sify Technologies Limited ('Sify' or 'the Company') is a Company domiciled in India. The address of the Company's registered office is 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai, Taramani, Chennai - 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited and SKVR Software Solution Private Limited is hereinafter referred to as Group. The Group offers converged ICT solutions comprising Network centric services, Data Center services and Digital services which includes Network Managed services, Enterprise Cloud services, Managed Services, Security Services and Application services.

During the FY 2020-21, the Company has transferred its Data Center business to its subsidiary Sify Infinit Spaces Limited and IT services business (Network Managed services, Enterprise Cloud services, Cloud and Managed Services, Security Services and Application services) to its wholly owned subsidiary Sify Digital Services Limited respectively effective from April 1, 2020 vide Business Transfer Agreement dated January 28, 2021. The Company was incorporated on December 12, 1995 and its ADRs are listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

M/s Sify Infinit Spaces Limited ('SISL'), a Subsidiary Company had filed its Draft Red Herring Prospectus ('DRHP') dated October 16, 2025 on October 17, 2025 with Securities and Exchange Board of India ('SEBI'), BSE Limited and National Stock exchange of India Limited in connection with its proposed Initial Public Offering of its equity shares ('Offer'). As per SEBI (ICDR) regulations, 2018, an Issuer shall not be eligible to make an initial public offer if there are any outstanding convertible securities or any other right which would entitle any person with any option to receive equity shares of the issuer.

B. BASIS OF PREPARATION

The Consolidated financial statements of the Group have been prepared and presented in accordance with the Generally Accepted Accounting Principles (GAAP) under the historical cost convention on accrual basis of accounting, except for certain financial instruments which are measured on fair value basis and Statement of cash Flow. GAAP comprises Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013 read with the Companies (Indian Accounting Standards) Rules, 2015 as amended, (Ind AS) and other accounting policies generally accepted in India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to existing accounting standards requires a change in the accounting policy hitherto in use. Management evaluates all recently issued or revised accounting standards on an on-going basis.

All assets and liabilities have been classified as current or non-current as per the Group's normal operating cycle and other criteria set-out in note C (25). Based on the nature of products and services and the time between the acquisition of assets for processing and their realization in cash and cash equivalents, the Group has ascertained its operating cycle as 12 months for the purpose of current and non-current classification of assets and liabilities.

1. Statement of Compliance

The Consolidated Financial Statements comprising of Consolidated Balance Sheet, Consolidated Statement of Profit and Loss, Consolidated Statement of Changes in Equity, Consolidated statement of Cash Flow, together with notes for the year ended March 31, 2026 have been prepared in accordance with Ind AS duly approved by the Board of Directors at its meeting held on April 13, 2026.

2. Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following:

- Derivative financial instruments are measured at fair value

- Financial assets at fair value through other comprehensive income are measured at fair value

- Financial instruments at fair value through profit or loss are measured at fair value.

- Share-based payments

- The defined benefit asset is recognized as the net total of the plan assets,



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

- In relation to lease prepayments, the initial fair value of the security deposit is estimated as the present value of the refundable amount, discounted using the market interest rates for similar instruments. The difference between the initial fair value and the refundable amount of the deposit is recognized as a Right of Use Asset.

The above items have been measured at fair value and the methods used to measure fair values are discussed further in Note C (20).

3. Standards issued but not effective

The Ministry of Corporate Affairs amended the Companies (Indian Accounting Standards) Rules, 2015 on August 13, 2025 by introducing certain changes to Ind AS 1 Presentation of Financial Statements. This primarily relates to an entity's right to defer settlement for atleast 12 months. These amendments are applicable for annual reporting periods beginning on or after April 1, 2026. The Group does not expect any material impact on its financial statements due to this amendment.

4. Functional and Presentation Currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). Indian rupee is the functional currency of Sify Technologies Limited and its Indian subsidiaries viz., Sify Infinit Spaces Limited, Sify Digital Services Limited, SKVR Software Solution Private Limited and Sify Data and Managed Services Limited. The U.S. dollar is the functional currency of Sify's foreign subsidiaries located in Singapore and the United States of America.

Management elected to change the presentation of the Group's financial statements and accompanying footnote disclosures from lakhs to millions. The change

in presentation had no material impact on previously reported financial information, but certain amounts reported for prior periods may differ by insignificant amounts due to the nature of rounding relative to the change in presentation. In addition, historical percentages and per share amounts presented may not add to their respective totals or recalculate due to rounding.

5. Use of estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, the disclosures of contingent assets and contingent liabilities at the date of financial statements, income and expenses during the period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods which are affected.

Application of accounting policies that require critical accounting estimates, judgements and assumption having the most significant effect on the amounts recognized in the financial statements are:

- Valuation of financial instruments [Note C(3)]
- Expected Credit losses on Financial Assets [Note C(3)]
- Estimated useful life of property, plant and equipment [Note C(5)]
- Estimated useful life of intangible assets [Note C(7)]
- Estimate of Lease term and measurement of Right of Use Assets and Lease Liabilities [Note C(8)]
- Impairment testing [Note C(11)]
- Measurement of defined employee benefit obligations [Note C (12)]
- Measurement of share-based payments [Note C(13)]
- Provisions [Note C(14)]
- Identification of performance obligation and timing of satisfaction of performance


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

obligation, measurement of transaction price on revenue recognition [Note C(15)]

• Utilization of tax losses and computation of deferred taxes [Note C(18)]

C. MATERIAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements except for the changes in accounting policies mentioned in Note B (3)

1. Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following :

(a) power over the investee;

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the Company's returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of voting of similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee.

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

2. Foreign currency

(a) Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the income statement for determination of net profit or loss during the period.

(b) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated to using average exchange rates during the period. Any differences arising on such translation are recognized in other comprehensive income. Such differences are included in the foreign currency translation reserve "FCTR" within other components of equity. When a foreign operation is disposed off, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

3. Financial Instruments

(a) Financial Assets

Financial assets comprises investments in equity and debt securities, trade receivables, cash and cash equivalents and other financial assets.



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Initial recognition:

All financial assets are recognised initially at fair value except for trade receivables which are recognised at transaction price. In the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset are added to the fair value on initial recognition. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement:

(i) Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost using effective interest rate (EIR) method. The EIR amortisation is recognised as finance income in the Statement of Profit and Loss.

The Group while applying above criteria has classified the following financial assets at amortised cost:

a) Trade receivable

b) Investment in debt securities

c) Other financial assets

(ii) Financial assets at fair value through other comprehensive income (FVTOCI):

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash

flows that are solely payments of principal and interest on the principal amount outstanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognised in other comprehensive income.

Equity instruments held for trading are classified as at fair value through profit or loss (FVTPL). For other equity instruments the Group classifies the same either as at FVTOCI or FVTPL. The classification is made on initial recognition and is irrevocable. Fair value changes on equity investments at FVTOCI, excluding dividends, are recognised in other comprehensive income (OCI).

(iii) Financial assets at fair value through profit or loss (FVTPL):

Financial asset are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortised cost or at fair value through other comprehensive income. All fair value changes are recognised in the Statement of Profit and Loss.

Derecognition of financial assets:

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or the financial asset is transferred and the transfer qualifies for derecognition. On derecognition of a financial asset in its entirety, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability assumed) shall be recognised in the Statement of Profit and Loss.

Impairment of financial assets:

Trade receivables, contract assets, lease receivables under Ind AS 109, investments in debt instruments that are carried at amortised cost, investments in debt instruments that are carried at FVTOCI are tested for impairment


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

based on the expected credit losses for the respective financial asset.

(i) Trade receivables

An impairment analysis is performed at each reporting date. The expected credit losses over lifetime of the asset are estimated by adopting the simplified approach using a provision matrix which is based on historical loss rates reflecting current condition and forecasts of future economic conditions. In this approach, assets are grouped on the basis of similar credit characteristics such as industry, customer segment, past due status and other factors which are relevant to estimate the expected cash loss from these assets.

(ii) Other financial assets

Other financial assets are tested for impairment based on significant change in credit risk since initial recognition and impairment is measured based on probability of default over the lifetime when there is significant increase in credit risk.

(b) Financial liabilities

Initial recognition and measurement:

Financial liabilities are initially recognised at fair value and any transaction cost that are attributable to the acquisition of the financial liabilities except financial liabilities at fair value through profit or loss which are initially measured at fair value.

Subsequent measurement:

The financial liabilities are classified for subsequent measurement into following categories:

• at amortised cost

• at fair value through profit or loss

(i) Financial liabilities at amortised cost

The Group is classifying the following financial liabilities at amortised cost;

a) Compulsorily convertible debentures

b) Borrowings from banks

c) Borrowings from others

d) Lease liabilities

e) Trade payables

f) Other financial liabilities

Amortised cost for financial liabilities represents amount at which financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount.

(ii) Financial liabilities at fair value through profit or loss

Financial liabilities held for trading are measured at FVTPL.

Compound Financial Instrument:

The terms of a non-derivative compound financial instrument, are evaluated to determine whether it contains both a liability and an equity component. Such components are classified as financial liabilities, financial assets or equity instruments in accordance with the substance of the contractual arrangement. Interest, dividends and gains relating to the component that is financial liability is recognized as income or expense in profit or loss. Distribution to holders of equity instruments is recognized directly in equity.

Derecognition of financial liabilities:

A financial liability shall be derecognised when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

(c) Derivative financial instruments

Foreign exchange forward contracts and options are entered into by the group to mitigate the risk of changes in foreign exchange rates associated with certain



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

payables, receivables and forecasted transactions denominated in certain foreign currencies. The Group also enters into cross currency and interest rate swaps for hedging the risk against variability in cash flows of its term loan. These derivative contracts do not qualify for hedge accounting under Ind AS 109, and are initially recognized at fair value on the date the contract is entered into and subsequently measured at fair value through profit or loss. Gains or losses arising from changes in the fair value of the derivative contracts are recognized in profit or loss.

(d) Offsetting of financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the Balance Sheet when, and only when, the Group has a legal right to offset the recognised amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

(e) Reclassification of financial assets

The Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets (which are categorised as equity instruments) and financial liabilities. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be infrequent. The management determines change in the business model as a result of external or internal changes which are significant to the Group's operations. A change in the business model occurs when the Group either begins or ceases to perform an activity that is significant to its operations. If the Group reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediately next reporting period following the change in business model. The Group does not restate any previously recognised gains, losses (including impairment gains or losses) or interest.

4. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or share options are recognized as a deduction from equity, net of any tax effects.

5. Property, Plant and Equipment

Property, Plant and Equipment is stated at cost less accumulated depreciation and where applicable accumulated impairment losses. Cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchases taxes, after deducting trade discounts and rebates and includes expenditure directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of Property, Plant and Equipment have different useful life, they are accounted for as separate items (major components) of property, plant and equipment.

Amount paid as advances towards the acquisition of property, plant and equipment is disclosed separately under other non-current assets as capital advances and the cost of assets not put to use as on balance sheet date are disclosed under 'Capital work-in-progress.

Gains and losses on disposal of an item of Property, Plant and Equipment are determined by comparing the proceeds from disposal with the carrying amount of Property, Plant and Equipment and are



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

recognized net within "other income / other expenses" in the Statement of Profit and Loss.

Subsequent costs:

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Statement of Profit or Loss during the period in which it is incurred.

Depreciation:

Depreciation is recognized in the Statement of profit and loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment considering residual value to be zero. Depreciation on contract-specific assets are charged co-terminus over the contract period. Management's estimated useful life for the year ended March 31, 2026 and March 31, 2025 were as follows:

	Estimated useful life in years	Useful life prescribed by Schedule II (in years)
Buildings	28	30
Plant and equipment		
• Tower, telecom ducts, cables and optical fibre	3 - 8	18
• Power Equipments	8	15
• Telecom transceivers	8	13
• Computer laptops/desktop	3	3
• Computer servers	5	6
Furniture and fittings	5	10
Leasehold Improvements	Lease term or 10 years, whichever is lower	
Office equipment	5	5
Motor vehicles	3	8

The estimated useful life of these assets have been assessed based on technical advice, taking into the account the nature of the asset, the estimated usage of the asset, the operating conditions of the asset, past history of replacement, anticipated technological changes, manufacturers warranties and maintenance support etc. Residual Value is estimated as Nil. These estimates are reviewed on a periodical basis and adjusted if appropriate.

6. Business combinations

Business combinations are accounted for using Ind AS 103 Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Business combinations have been accounted for, using the acquisition method under the provisions of Ind AS 103. The cost of acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transactions costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

The acquisition of an asset or a group of assets that does not constitute a 'business' as per Ind AS 103 is accounted for by identifying and recognizing the individual identifiable assets acquired and liabilities assumed. The cost of the group of assets is allocated to such individual identifiable assets and liabilities on the basis of their relative fair values on the date of purchase.

Business combinations involving entities or businesses under common control have been accounted for using the pooling of interests method.



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

7. Intangible assets

Intangible assets that are acquired by the Group, which have finite useful life, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the intangible asset.

Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Amortization of intangible assets with finite useful life:

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of intangible assets from the date that they are available for use. The estimated useful life for the current and previous year are as follows:

	Estimated useful life in years
System software	1 - 3
Undersea cable capacity	12
Other Intangibles	3 - 5

Amortization methods, estimated useful life and residual values are reviewed at each reporting date and adjusted if appropriate.

8. Leases

As a lessee:

The Group's lease asset class primarily consists of leases for land and buildings, lease of equipments and lease of Indefeasible Right-of- Use assets (IRU). The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

As a lessor:

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

9. Inventories

Inventories (including project inventory) comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out method) and net realizable value. Cost comprises cost of purchase and all directly attributable costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

10. Contract liability

Contract Liability (Unearned income) represents unserved portion of billed contracts. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

11. Impairment of non-financial assets

The carrying amounts of the Group's non-financial assets, other than inventories and

deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Reversal of impairment loss:

An impairment loss in respect of goodwill is not reversed. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized directly in other comprehensive income and presented within equity.

12. Employee benefits

Employee benefits are accrued in the period in which the associated services are rendered by employees of the Group, as detailed below:


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(a) Defined contribution plan (Provident fund):

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. The Group makes specified monthly contribution towards Government administered provident fund scheme. The Group also contributes to 401(K) plan on behalf of eligible employees. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit and loss in the periods during which the related services are rendered by employees.

(b) Defined benefit plans (Gratuity):

In accordance with applicable Indian laws, the Group provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Group. The gratuity fund is managed by the HDFC Life Insurance Company Limited and Life Insurance Corporation of India (LIC). The Group's net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting any unrecognized past service cost and the fair value of any plan assets.

The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognised in other comprehensive income and presented within equity. Remeasurements are not reclassified to profit or loss in subsequent periods. Service costs, net interest expenses and other expenses related to defined benefit plans are recognised in profit or loss.

(c) Short-term benefit:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(d) Compensated absences:

The employees of the Group are entitled to compensated absence. The employees can carry forward a portion of the unutilized accrued absence and utilize it in future periods or receive cash compensation at retirement or termination of employment for the unutilized accrued compensated absence. The Group recognizes an obligation for compensated absences in the period in which the employee renders the services. The Group provides for the expected cost of compensated absence in the Statement of Profit and Loss as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated based on actuarial valuations carried out by an independent actuary at the balance sheet date.

13. Share-based payment transactions

The fair value of options on grant date, (equity-settled share based payments) granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period in which the options are vested. The increase in



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. In respect of options whose terms and conditions are modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

14. Provisions

Provisions are recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Aprovision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group

recognizes any impairment loss on the assets associated with that contract.

The Group provides an ex-gratia retirement benefit to eligible employees over and above the statutory gratuity limit, at the discretion of management. Provision is accrued based on the estimate.

15. Revenue recognition

The Group derives revenue from converged ICT solutions comprising Network-centric services, Data Center services and Digital services which includes Network Managed services, Enterprise Cloud services, Cloud and Managed Services, Security Services and Application services.

The revenue recognition in respect of the various streams of revenue is described as follows

(a) Network-centric Services:

Revenue from Network services includes Data network services and Voice services. Network services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from Network services are series of distinct services. The performance obligations are satisfied overtime.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipments are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through Group's network. The Group carries voice traffic, both national and international,



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognised when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Group's network).

(b) Data Center Services (DC):

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied overtime. Service revenue is recognized as the related services are performed. Sale of equipments such as servers, switches, networking equipments, cable infrastructure and racks etc are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

(c) Digital Services

(a) Network Managed, Enterprise Cloud, Cloud and Managed Services :

Revenue from Network Managed, Enterprise Cloud, Cloud and Managed Services include revenue from Cloud and storage solutions, managed services, value added services, domestic and International Managed services.

Revenues from Network Managed, Enterprise Cloud, Cloud and Managed Services and on demand compute and storage, are primarily fixed for a period of time. Revenue from Network Managed, Enterprise Cloud, Cloud and Managed Services are series of distinct services. The performance obligations are satisfied overtime. The Company recognizes service revenue as the related services are performed.

Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts.

In the case of time and material contracts, the Company recognize service revenue as the related services are performed.

In the case of fixed price contract, the Company recognises revenue over a period of time based on progress towards completion of performance obligation using efforts or cost to cost measure of progress (percentage completion method of accounting).

The stage of completion is measured by efforts spent to estimated total efforts over the term of the contract.

(b) Security and Application services :

Revenue from Security and Applications services include online assessment, document management services, web development, digital certificate based authentication services, supply chain software and eLearning software development services. eLearning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed.

Revenue from Security and Applications services is recognised over a period of time. The progress is measured based on the amount of time/effort spent on a project. Revenue in relation to 'time' is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Contracts from this segment are fixed and could also be based on a time and material basis (T&M). Turnkey projects like DC build, SoC/NoC build etc is recognised based on completion of projects and could also be based on T & M.

The Company enters into contracts with customers to serve advertisements in the portal and the Company is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based upon the usage (i.e. on actual impressions/click throughs / leads delivered.)

Revenue from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

Digital Certification revenues include income received on account of Web certification. Generally the Company does not hold after sale service commitments after the activation of the Digital Certificates sold and accordingly, revenue is recognised fully on the date of activation of the respective certificate.

Multiple deliverable arrangements

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements.

The Group accounts for goods or services of the package separately if they are distinct. i.e. if a good or service is separately identifiable from other promises in the contract and if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

The Group allocate the transaction price to each performance obligation identified in the contract

on a relative stand-alone selling price basis. Standalone selling price is the price at which group would sell a promised good or service separately to the customer.

If the relative stand-alone selling prices are not available, the group estimates the same. In doing so, the group maximise the use of observable inputs and apply estimation methods consistently in similar circumstances.

Contract Cost

Costs to fulfil customer contracts i.e. the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify or the costs generate/ enhance resources of the group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered are recognised as asset and amortized over the contract period.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period if entity expects to recover those costs. The Group recognise incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognised as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

Significant judgments on applying Ind AS 115

The group contracts with customer include promises or arrangements to transfer multiple goods or services to a customer. The group



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

assess whether such arrangements in the contract has distinct goods or services (performance obligation). Identification of distinct performance obligation involves judgment to determine ability of customer to benefit independently from other promises in the contract.

The judgment is required to measure the transaction price for the contract. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration could be fixed amount or variable amount or could be both. Transaction price could also be adjusted for time value of money if contract includes a significant financing component.

In the case of multiple arrangements in a contract, the group allocate transaction price to each performance obligation based on standalone transaction price. The determination of standalone transaction price involves judgment.

The group uses judgment in determining timing of satisfaction of performance obligation. The group considers how customer benefits from goods or services as the services are rendered, who controls as the assets is created or enhanced, whether asset has an alternate use and the entity has an enforceable right to payment for performance completed to date, transfer of significant risk and reward to the customer, acceptance or sign off from the customer etc.,

The group uses judgement when capitalising the contract cost as to whether it generates or enhances resources of the entity that will be used in satisfying performance obligation in the future.

16. Finance income

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss. Interest income is recognized as it accrues in Statement of Profit and Loss, using the effective interest method. Dividend income is recognized in Statement of Profit and loss on the date when the Group's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

17. Finance expense

Finance expense comprises borrowing costs, bank charges, unwinding of discount on provision, fair value losses on financial assets at fair value through profit or loss that are recognized in Statement of Profit and Loss. Fair value changes attributable to hedged risk are recognised in Statement of Profit and Loss.

Borrowing costs

Borrowing costs are interest and other costs (including exchange difference relating to foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs) incurred in connection with the borrowing of funds. Interest expense is recognised using effective interest method.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs are recognized as expenses in the period in which they are incurred. To the extent the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowings costs eligible for capitalization by applying a capitalization rate to the expenditure incurred on such asset. The capitalization rate is determined based on the weighted average of borrowing costs applicable to the borrowings of the Group which are outstanding during the period, other than borrowings made specifically towards purchase of the qualifying asset. The amount of borrowing costs that the Group capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

18. Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i)   the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

(ii)   differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future.

(iii)   arising due to taxable temporary differences on the initial recognition of goodwill, as the same is not deductible for tax purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred taxation on temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded only when it is expected to be distributed in foreseeable future based on the management's intention.

19. Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Where ordinary shares are issued but not fully paid, they are treated in the calculation of basic earnings per share as a fraction of an ordinary share to the extent that they were entitled to participate in dividends during the period relative to a fully paid ordinary share. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes share options granted to employees. To the extent that partly paid shares are not entitled to participate in dividends during the period, they are treated as the equivalent of warrants or options in the calculation of diluted earnings per share.

20. Fair value measurement

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal market or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchy is described below:

Level 1 - unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of fair value hierarchy.

Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Investments in equity and debt securities

The fair value is determined by reference to their quoted price at the reporting date. In the absence of quoted price, the fair value of the financial asset is measured using valuation techniques.

(ii) Trade and other receivables

The fair value of trade and other receivables expected to be realised beyond twelve months, excluding construction contracts in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. However in respect of such financial instruments, fair value generally approximates the carrying amount due to the short-term nature of such assets. This fair value is determined for disclosure purposes or when acquired in a business combination.

(iii) Derivatives

The fair value of forward exchange contracts is based on their quoted price, if available. If a quoted price is not available, the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract. Fair values reflect the credit risk of the instrument and


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

include adjustments to take account of the credit risk of the Group and the counter party when appropriate. The fair value of the cross currency swaps (principal only swaps) and interest rate swaps is determined based on the discounting of the future cash flows at the market rates existing on the reporting date.

(iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(v) Share-based payment transactions

The fair value of employee stock options is measured using the Black-Scholes method. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), expected term of the instrument (based on historical experience and general option holder behaviour), expected dividends, and the risk free interest rate (based on government bonds).

21. Dividend distribution to equity shareholders

Dividend distributed to Equity shareholders is recognised as distribution to owners of capital in the Statement of Changes in Equity, in the period in which it is paid.

22. Cash and cash equivalents

Cash and cash equivalent in the balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group's cash management.

23. Contingent Liabilities

A disclosure for contingent liabilities is made where there is a possible obligation or a present obligation that may probably not require an outflow of resources. When there is a possible or a present obligation where the likelihood of outflow of resources is remote, no provision or disclosure is made.

24. Segment Reporting

The Group's operating segments are organised and managed according to the nature of products and services provided. These business units are reviewed by the Chairman of the Group (Chief Operating Decision Maker - 'CODM'). The Group's Operating segments are Network services, Data Center services and Digital Services.

25. Current/ non-current classification

An asset is classified as current if:

(a) it is expected to be realised or sold or consumed in the Group's normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be realised within twelve months after the reporting period; or

(d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current if:

(a) it is expected to be settled in normal operating cycle;

(b) it is held primarily for the purpose of trading;

(c) it is expected to be settled within twelve months after the reporting period;

(d) it has no unconditional right to defer the settlement of the liability for at lease twelve months after the reporting period.

All other liabilities are classified as non-current.

The operating cycle is the time between acquisition of assets for processing and their realisation in cash and cash equivalents. The Group's normal operating cycle is twelve months.

D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

1A. Property, Plant and Equipment

The following table presents the changes in property, plant and equipment during the year ended March 31, 2026

Particulars	ORIGINAL COST						DEPRECIATION						NET BOOK VALUE	
	As at April 1, 2025	Additions during the year	Deletions/ Adjustments during the year*	Reclassification**	Translation	As at March 31, 2026	As at April 1, 2025	For the year	Deletions/ Adjustments during the year*	Reclassification**	Translation	As at March 31, 2026	As at March 31, 2026	As at March 31, 2025
Owned assets														
Freehold Land	**206.87**	-	-			**206.87**	**-**	-	-	-		-	**206.87**	**206.87**
Buildings	**10,381.31**	3,404.20	-	770.90		**14,556.41**	**1,701.53**	439.87	-	12.90		2,154.30	**12,402.11**	**8,679.78**
Plant and equipment	**32,719.28**	6,565.35	8,562.49	619.00	12.53	**31,353.67**	**18,469.99**	3,401.59	8,562.43	10.30	5.38	13,324.83	**18,028.84**	**14,249.29**
Furniture and fittings	**157.22**	19.65	127.20	(8.81)	0.92	**41.78**	**139.29**	8.24	127.20	(6.89)	0.73	14.17	**27.61**	**17.93**
Office equipment	**3,177.35**	616.92	348.47	8.81	0.15	**3,454.76**	**1,809.44**	498.80	348.47	6.89	0.29	1,966.95	**1,487.82**	**1,367.91**
Leasehold improvements	**10,871.05**	851.34	747.11	(1,389.90)	0.21	**9,585.59**	**5,057.57**	1,550.49	747.11	(23.20)	0.21	5,837.96	**3,747.63**	**5,813.48**
Motor vehicles	**10.31**	4.10	10.11	-		**4.30**	**8.23**	3.99	10.11	-		2.11	**2.19**	**2.08**
	57,523.39	**11,461.56**	**9,795.38**	**-**	**13.81**	**59,203.38**	**27,186.05**	**5,902.98**	**9,795.32**	**-**	**6.61**	**23,300.31**	**35,903.07**	**30,337.34**

*During the year, the Group carried out an evaluation of its assets to assess the future economic benefits expected from its use or disposal. Accordingly, the Group identified the following assets which it assessed did not have any future economic benefits from it's use (or) disposal. These assets have been retired from active use and remain in the custody of the Group pending physical disposal.

Category	Gross Block	Accumulated Depreciation
Plant and equipment	8,475.87	8,475.87
Furniture and fittings	127.20	127.20
Office equipment	348.13	348.13
Leasehold improvements	747.11	747.11
Motor vehicles	10.11	10.11
Total	**9,708.42**	**9,708.42**

**The Group has disclosed certain assets which are in the nature of buildings and plant and machinery respectively along with leasehold improvements and office equipment along with furniture & fixtures. These assets are depreciated over the estimated useful life of buildings and plant and machinery and office equipments in accordance with the accounting policy consistently applied by the Group. The Group believes that it is more appropriate to disclose such assets as part of buildings, plant and machinery and office equipments rather than as part of leasehold improvements and furnitures and fixtures. Hence, the cost of such assets and the accumulated depreciation thereon, as on April 1, 2025 has been transferred to the respective category for a better presentation.



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The following table presents the changes in property, plant and equipment during the year ended March 31, 2025

Particulars	ORIGINAL COST						DEPRECIATION						NET BOOK VALUE	
	As at April 1, 2024	Additions during the year	Deletions/ Adjustments during the year	Reclassification	Translation	As at March 31, 2025	As at April 1, 2024	For the year	Deletions/ Adjustments during the year	Reclassification	Translation	As at March 31, 2025	As at March 31, 2025	As at March 31, 2024 (Restated)
Owned assets														
Freehold Land	206.87	-	-	-	-	206.87	-	-	-	-	-	-	206.87	206.87
Buildings	6,820.29	3,561.02	-	-	-	10,381.31	1,447.62	253.91	-	-	-	1,701.53	8,679.78	5,372.67
Plant and equipment	26,239.21	6,827.86	350.36	-	2.57	32,719.28	16,251.02	2,488.07	269.86	-	0.76	18,469.99	14,249.29	9,988.19
Furniture and fittings	163.63	14.97	21.61	-	0.23	157.22	158.60	2.32	21.81	-	0.18	139.29	17.93	5.03
Office equipment	2,365.46	853.72	41.87	-	0.04	3,177.35	1,472.75	378.53	41.87	-	0.03	1,809.44	1,367.91	892.71
Leasehold improvements	7,111.69	3,759.31	-	-	0.05	10,871.05	3,732.10	1,325.42	-	-	0.05	5,057.57	5,813.48	3,379.59
Motor vehicles	10.31	-	-	-	-	10.31	7.20	1.03	-	-	-	8.23	2.08	3.11
	42,917.46	15,016.88	413.84	-	2.89	57,523.39	23,069.29	4,449.28	333.54	-	1.02	27,186.05	30,337.34	19,848.17

Notes

(a) Refer note D (16) and D (20) for security provided for borrowings.

(b) Refer note D (25)(c) for capital commitments.

1.B. Capital Work-in-Progress (CWIP)

Particulars	As at April 1, 2025	Additions /Adjustments	Capitalised during the year	As at March 31, 2026
Capital work-in-progress	8,587.06	10,831.76	(11,831.98)	7,586.84

Refer note D(30) for interest capitalisation

Particulars	As at April 1, 2024	Additions /Adjustments	Capitalised during the year	As at March 31, 2025
Capital work-in-progress	12,371.32	11,699.30	(15,483.56)	8,587.06

Refer note D(30) for interest capitalisation

D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

3. Intangible assets

The following table presents the changes in intangible assets during the year ended March 31, 2026

Particulars	ORIGINAL COST						AMORTISATION						NET BOOK VALUE	
	As at April 1, 2025	Additions during the year	Deletions/ Adjustments during the year*	Reclassification	Translation	As at March 31, 2026	As at April 1, 2025	For the year	Deletions/ Adjustments during the year*	Reclassification	Translation	As at March 31, 2026	As at March 31, 2026	As at March 31, 2025
Undersea cable capacity	773.22	82.76	-	-	-	855.98	773.22	11.03	-	-	-	784.25	71.73	-
System software	3,171.43	287.65	672.64	-	-	2,786.44	2,496.78	452.12	672.64	-	(0.01)	2,276.25	510.19	674.65
License fees	78.00	-	20.00	-	-	58.00	58.70	3.15	20.00	-	-	41.85	16.15	19.30
Customer related intangibles	182.40	-	182.30	-	-	0.10	182.40	-	182.30	-	-	0.10	-	-
	4,205.05	370.41	874.94	-	-	3,700.52	3,511.10	466.30	874.94	-	(0.01)	3,102.45	598.07	693.95

*During the year, the Group carried out an evaluation of its assets to assess the future economic benefits expected from its use or disposal. Accordingly, the Group identified the following assets which it assessed did not have any future economic benefits from it's use (or) disposal. These assets have been retired from active use.

Category	Gross Block	Accumulated Depreciation
System software	672.64	672.64
License fees	20.00	20.00
Customer related intangibles	182.30	182.30
Total	**874.94**	**874.94**

The following table presents the changes in intangible assets during the year ended March 31, 2025

Particulars	ORIGINAL COST						AMORTISATION						NET BOOK VALUE	
	As at April 1, 2024	Additions during the year	Deletions/ Adjustments during the year	Reclassification	Translation	As at March 31, 2025	As at April 1, 2024	For the year	Deletions/ Adjustments during the year	Reclassification	Translation	As at March 31, 2025	As at March 31, 2025	As at March 31, 2024 (Restated)
Undersea cable capacity	773.22	-	-	-	-	773.22	771.82	1.40	-	-	-	773.22	-	1.40
System software	2,755.72	466.68	50.97	-	-	3,171.43	2,140.63	401.63	45.48	-	-	2,496.78	674.65	615.09
License fees	78.00	-	-	-	-	78.00	55.55	3.15	-	-	-	58.70	19.30	22.45
Customer related intangibles	182.40	-	-	-	-	182.40	182.40	-	-	-	-	182.40	-	-
	3,789.34	466.68	50.97	-	-	4,205.05	3,150.40	406.18	45.48	-	-	3,511.10	693.95	638.94



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

2. Right of Use Assets and Liabilities

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2026

Particulars	Category of ROU asset				
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2025	**4,318.76**	**2,289.80**	**1,035.54**	**1,182.74**	**8,826.84**
Additions	713.24	263.64	195.94	284.61	1,457.43
Deletions	-	(6.36)	-	-	(6.36)
Depreciation expenses	(70.16)	(390.16)	(279.96)	(164.69)	(904.97)
Translation difference	-	4.70	-	3.78	8.48
Balance as of March 31, 2026	**4,961.84**	**2,161.62**	**951.52**	**1,306.44**	**9,381.42**

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2025

Particulars	Category of ROU asset				
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2024	**3,677.14**	**2,540.77**	**243.81**	**801.07**	**7,262.79**
Additions	784.83	399.96	977.61	529.47	2,691.87
Deletions	(91.97)	(258.26)	-	-	(350.23)
Depreciation expenses	(51.24)	(392.67)	(185.88)	(147.80)	(777.59)
Adjustments	-	-	-	-	-
Balance as of March 31, 2025	**4,318.76**	**2,289.80**	**1,035.54**	**1,182.74**	**8,826.84**

Note:

Land

The Group's lease of land comprises of land taken on lease.

Building

The Group's lease of building comprises of leases of offices and guest houses.

Plant and Machinery

The Group's lease of plant and machinery comprises of leasing of equipments for providing telecommunication services.

Indefeasible Right to Use (IRU)

The Group has entered into long-term non- cancellable lease agreements for use of optical fibres on IRU basis. They are capitalised at the amount paid for acquiring such rights. They are amortised on straight-line basis over the period of agreement.

Breakup of Lease Liabilities

Particulars	As at March 31, 2026	As at March 31, 2025
Current lease liabilities	485.86	193.31
Non-current lease liabilities	3,416.53	3,616.93
Total	**3,902.39**	**3,810.24**

The movement in lease liabilities are given below

Particulars	As at March 31, 2026	As at March 31, 2025
Balance at the beginning of the year	**3,810.24**	**3,042.89**
Additions	523.36	1,377.57
Finance cost	335.67	298.70
Deletions	(7.42)	(350.27)
Payment of lease liabilities	(765.20)	(559.18)

D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Particulars	As at March 31, 2026	As at March 31, 2025
Fair value adjustment	0.90	(0.87)
Translation difference	4.84	1.40
Balance at the end of the year	**3,902.39**	**3,810.24**

Refer note D (42) for the contractual maturities of lease liabilities

Amounts recognised in profit or loss for the year ended March 31, 2026 and March 31, 2025 are given below

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Depreciation expenses	904.97	777.59
Interest on lease liabilities	335.67	298.70
Expenses relating to leases of low-value assets, including short-term leases of low-value assets	376.45	312.50

Note:

1. The lease agreements include escalation clauses, with escalation rates ranging from 0% to 20%, and escalation intervals ranging from every 11 months to 6 years.

2. The discount rate used for computation of right-of-use assets is 9.50%, determined based on the weighted average cost of capital (WACC).

3. The lease term for land ranges from 30 to 90 years, and for buildings ranges from 1.5 years to 50.8 years and for plant and machinery ranges from 2-20 years over which the right-of-use assets are depreciated on a straight-line basis.

4. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any major covenants other than the security interests in the leased assets that are held by the lessor. Leased assets are not used as security for borrowing purposes.

5. Lease commitments as at the reporting date amounting to ₹ Nil (March 31, 2025 : ₹ Nil).

4. Investments - non-current

Particulars	As at March 31, 2026	As at March 31, 2025
Investment in equity shares of others - unquoted [Refer note (a) below]		
(i) Investments in Power Purchase Agreements [Refer note (d) below]		
Investment in Vashi Railway Station Commercial Complex Limited	0.15	0.15
[15,000 (March 31, 2025: 15,000) equity shares of ₹ 10 each fully paid up]		
Investment in Sarayu Clean Gen Private Limited	1.56	1.56
[1,56,000 (March 31, 2025: 1,56,000) equity shares of ₹ 10 each fully paid up]		
Investment in Tasoula Energy Private Limited	225.00	225.00
[70,31,250 (March 31, 2025: 70,31,250) equity shares of ₹ 10 each fully paid up]		
Investment in VEH Srishti Energy Private Limited	375.30	375.30
[1,50,12,000 (March 31, 2025: 1,50,12,000) equity shares of ₹ 10 each fully paid up]		
Investment in Murli Solar Enery Private Limited	48.58	-
[38,776 (March 31, 2025: Nil) equity shares of ₹ 10 each fully paid up]		
Investment in Sunsure Solarpark Eighteen Private Limited	99.74	9.97
[95,723 (March 31, 2025: 9,572) equity shares of ₹ 10 each fully paid up]		
(ii) Investments in Others		
Investment in Padvest Corporation	4.28	4.28
Investment in Digifresh Corporation	18.93	17.12
Investment in Chatter Inc	14.20	12.84
Investment in The Gizmo App company	21.40	21.40
Investment in Passerine technologies Inc	18.93	17.12



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Particulars	As at March 31, 2026	As at March 31, 2025
Investment in Cloudfabrix Software Inc	141.98	128.37
Investment in Sylvie Unlimited Inc	14.20	12.84
Investment in unquoted debt securities [Refer note (b) below]		
Investment in Elevo Corporation (Erstwhile Attala Systems Corporation)	446.69	403.86
Less: Provision for Impairment (refer note (c) below)	(25.67)	-
	1,405.27	**1,229.81**
Aggregate cost of unquoted investments	**1,405.27**	**1,229.81**

Note:

a. The Group has classified Investments in equity of others - unquoted as at FVTOCI.

b. The Group has classified Investments in debt securities - unquoted as at amortised cost.

c. The Group has made provision towards its investment in Padvest Corporation and Gizmo App Company.

d. These investments are made pursuant to Electricity Act, 2003 as these are treated as captive power plants under that act. The Group assessed the fair value of the above investments as at March 31, 2026. In accordance with the requirements of Ind AS 109 - Financial instruments, the company has classified the investments as measured as fair value through other comprehensive income. The carrying costs of investments has been considered as the best estimate of fair value as at the reporting date.

e. Details relating to uncalled capital commitments are as follows:

Name of the Entity	As at March 31, 2026	As at March 31, 2025
Murli Solar Enery Private Limited	90.52	-
Netra Renewable Energy Private Limited	94.50	-
Radiance KA Sunbright Two Private Limited	32.40	-
Sunsure Solarpark Eighteen Private Limited	-	89.77
Total	**217.42**	**89.77**

5. Other financial assets - non-current

Particulars	As at March 31, 2026	As at March 31, 2025
Security deposits (refer note (a) below)	682.85	643.15
Interest accrued on investments	109.99	98.23
Bank deposits (refer note (b) below)	2,019.14	1,651.98
	2,811.98	**2,393.36**
(a) We have fair valued the Security Deposit as per Ind AS 109 which are more than ₹ 5		
Includes amount due from related parties (Refer note D(39))		
Radhika Vegesna	5.60	5.60
Village Inns India Private Limited	0.40	0.40
Raju Vegesna Infotech and Industries Private Limited	0.60	0.60
	6.60	**6.60**
(b) Represents lien marked deposits		
Lien Marked towards		
Tax litigation purposes	0.35	0.33
Security Deposit-Staff Selection Commission	0.07	0.05
VBD related transaction (OD against FD)	0.01	0.01
Non-fund based limits	100.85	-
New current account	0.20	-
New Okhla Industrial Development Authority (NOIDA) for restoration of Industrial Plot	189.96	205.70
towards borrowings, bank guarantees and letter of credit	1,727.70	1,445.89
	2,019.14	**1,651.98**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

6. Other non-current assets

Particulars	As at March 31, 2026	As at March 31, 2025
Capital advances	2,995.68	1,293.28
Others:		
Prepaid expenses (refer note (i) below)	480.72	331.52
Deferred Contract costs*	4.40	5.80
Balances with Government authorities	64.64	64.64
	3,545.44	**1,695.24**

(i)   Includes an amount of ₹ 220.47 incurred by the Subsidiary Company (Sify Infinit Spaces Limited) in relation to its proposed Initial Public Offering of equity shares during the year ended March 31, 2026 (March 31, 2025 : ₹ Nil).

The portion of expenses related to selling shareholders will be recovered from the selling shareholders. The expenses related to the Subsidiary Company's fresh issue of equity shares will be adjusted against equity as per the provisions of the Companies Act, 2013.

*Refer D(48) for the movement in Deferred Contract costs

7. Income Tax Assets - Non-Current

Particulars	As at March 31, 2026	As at March 31, 2025
Advance tax and tax deducted at source (Net of Provision for Income Tax)	3,142.60	3,106.06
	3,142.60	**3,106.06**

8. Inventories

Particulars	As at March 31, 2026	As at March 31, 2025
Inventories*	2,892.59	3,959.49
	2,892.59	**3,959.49**

*Includes project inventory of ₹ 2,665.43 (March 31, 2025: ₹ 3,659.69)

9. Trade receivables

Particulars	As at March 31, 2026	As at March 31, 2025
Trade receivables considered good - Secured	-	-
Trade receivables considered good - Unsecured	13,021.88	11,210.60
Trade receivables which have significant increase in Credit Risk	-	-
Trade Receivables - credit impaired	57.52	339.40
Total	**13,079.40**	**11,550.00**
Loss Allowance*		
towards Trade receivables considered good	(374.19)	(318.06)
towards Trade receivables credit impaired	(57.52)	(339.40)
Net Trade receivables	**12,647.69**	**10,892.54**

*The activity in loss allowance for doubtful receivables is given below:

Particulars	As at March 31, 2026	As at March 31, 2025
Balance at the beginning of the year	**657.46**	**579.50**
Add: Additional allowance during the year	164.31	194.80
Less: Allowance no longer required written back	-	-
Less: Bad debts written off	(396.02)	(118.12)
Add/(Less) : Effect of forex Adjustment	5.96	1.28
Balance at the end of the year	**431.71**	**657.46**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The following table presents the ageing of the Trade Receivables as at March 31, 2026

Particulars	Outstanding for following periods from due date of collection						Total
	Not due	less than 6 months	6 months - 1 year	1-2 years	2-3 years	greater than 3 years	
Trade receivables - Undisputed							
Considered good	9,248.34	1,451.67	469.34	381.83	108.67	-	11,659.85
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	57.52	57.52
	9,248.34	**1,451.67**	**469.34**	**381.83**	**108.67**	**57.52**	**11,717.37**
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	**-**	**-**	**-**	**-**	**-**	**-**
Provision for doubtful debts							(431.71)
Trade receivable - Unbilled							1,362.03
Total							**12,647.69**

The following table presents the ageing of the Trade Receivables as at March 31, 2025

Particulars	Outstanding for following periods from due date of collection						Total
	Not due	less than 6 months	6 months - 1 year	1-2 years	2-3 years	greater than 3 years	
Trade receivables - Undisputed							
Considered good	6,249.14	2,593.20	399.07	285.01	203.82	-	9,730.24
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	339.40	339.40
	6,249.14	**2,593.20**	**399.07**	**285.01**	**203.82**	**339.40**	**10,069.64**
Trade receivables - Disputed							
Considered good	-	-	-	-	-	-	-
Which have significant increase in credit risk	-	-	-	-	-	-	-
Credit impaired	-	-	-	-	-	-	-
	-	**-**	**-**	**-**	**-**	**-**	**-**
Provision for doubtful debts							(657.50)
Trade receivable - Unbilled							1,480.40
Total							**10,892.54**

10. Cash and cash equivalents

		As at March 31, 2026	As at March 31, 2025
(a) Balance with banks			
(i) in current accounts		2,595.38	4,995.55
(ii) Deposits with original maturity of less than three months		1,500.00	-
(b) Cash on hand		2.21	1.70
	(A)	**4,097.59**	**4,997.25**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

11. Other bank balances

	As at March 31, 2026	As at March 31, 2025
Other bank balances		
(i) Bank deposits [Refer Note below]	973.70	453.80
(ii) Deposits with maturity of more than three months but less than twelve months	-	1,306.82
(ii) Unpaid dividend account	*	*
(B)	**973.70**	**1,760.62**
(A) + (B)	**5,071.29**	**6,757.87**

*Amount below rounding off norm adopted by the Group

Note

Particulars	As at March 31, 2026	As at March 31, 2025
Balances in deposit accounts subject to lien in favour of banks for obtaining bank guarantees /letter of credits	**973.70**	**453.80**
Cash and cash equivalents for the purpose of Cash Flow Statement:		
Cash and cash equivalents as per D(10)	4,097.59	4,997.25
Less: Bank overdraft used for cash management purposes [Refer note 20(a)]	-	(326.32)
	4,097.59	**4,670.93**

12. Other financial assets

Particulars	As at March 31, 2026	As at March 31, 2025
Security deposits	189.37	182.83
Interest accrued on advances and deposits	16.81	115.06
Derivative financial asset	8.70	18.52
Other receivables	-	2.27
	214.88	**318.68**

Note

The activity in allowance for doubtful advances are given below:

Particulars	As at March 31, 2026	As at March 31, 2025
Balance at the beginning of the year	**143.13**	**95.79**
Add: Additional provision during the year	4.70	47.34
Less: Advance written off / adjustments	-	-
Balance at the end of the year	**147.83**	**143.13**

13. Other current assets

Particulars	As at March 31, 2026	As at March 31, 2025
Balances with Government authorities	2,225.15	1,768.13
Prepaid expenses	1,153.55	831.80
Accrued income	-	24.06
Deferred Contract costs*	172.14	139.25
Other advances (net of provisions)	472.09	384.96
	4,022.93	**3,148.20**

*Refer D(48) for the movement in Deferred Contract costs


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

14. Equity Share Capital

Particulars	As at March 31, 2026	As at March 31, 2025
Authorized		
75,00,00,000 (March 31, 2025: 75,00,00,000) equity shares of ₹ 10 each	7,500.00	7,500.00
25,00,00,000 (March 31, 2025: 25,00,00,000) preference shares of ₹ 10 each	2,500.00	2,500.00
Issued		
44,69,25,601 (March 31, 2025: 19,61,55,662) equity shares of ₹ 10 each	4,469.26	4,469.26
Subscribed and fully paid		
43,46,07,689 (March 31, 2025: 43,41,02,399) equity shares of ₹ 10 each fully paid up	4,346.08	4,341.03
	4,346.08	4,341.03
Forfeited shares		
Amount originally paid up on 1,28,23,202 (March 31, 2025: 1,28,23,202) equity shares	12.82	12.82
	4,358.90	**4,353.85**

(a) The equity shares of the Group having a par value of ₹ 10 per share. Of the above, 10,48,08,339 (Previous year : 10,43,03,049) shares are represented by American Depository Shares ('ADS') issued by the Group in accordance with applicable laws and regulations.

(b) Equity shares carry voting rights proportionate to the paid-up value per share. In the event of liquidation of the Group, holders of the equity shares are entitled to be repaid the amounts credited as paid up on those equity shares. All surplus assets after settlement of liabilities as at the commencement of winding-up shall be paid to the holders of equity shares in proportion to their shareholdings. The above payment is subject to the rights of creditors, employees, taxes, if any, and any other sums as may be prescribed under the Companies Act, 2013. Of the above ADS, 3,28,61,355 (March 31, 2025: 3,28,61,355) ADS held by M/s Infinity Capital Ventures LP are not tradable and are restricted.

(c) In 2010-11, the Group approved the issuance, in a private placement, of upto an aggregate of 12,50,00,000 of the Group's equity shares at a price of ₹ 32 per share aggregating to ₹ 4,000. These shares carry a face value of ₹ 10. During the financial year ended March 31, 2019, these shares are fully paid to the extent of ₹ 10.

(d) Shares are reserved for issue to eligible employees under Associate Stock Option plan. Refer note D (40) for activities in Associate Stock Option plan.

(e) During the FY 2024-25, The Group has issued and allotted 24,99,98,963 Equity Shares and Equity Shares represented by American Depositary Shares (ADSs) having a face value of ₹ 10 each on rights issue basis.

(f) The Group has one class of preference shares having a par value of ₹ 10 each.

14.1 Reconciliation of number of shares outstanding at the beginning and at the end of the year

	As at March 31, 2026		As at March 31, 2025	
	Number of shares	Amount paid- up	Number of shares	Amount paid- up
Number of shares outstanding at the beginning of the year	43,41,02,399	4,353.85	18,33,32,460	1,846.14
Add: Shares issued on exercise of ASOP	5,05,290	5.05	7,70,976	7.72
Add: Right Shares issues	-	-	24,99,98,963	2,499.99
Number of shares outstanding at the end of the year	**43,46,07,689**	**4,358.90**	**43,41,02,399**	**4,353.85**


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

14.2 Shareholders holding more than 5% of the shares of the Group:

	As at March 31, 2026		As at March 31, 2025	
	Number of Shares held	% holding	Number of Shares held	% holding
Ramanand Core Investment Company Private Limited	29,54,55,000	67.98%	29,54,55,000	68.06%
Infinity Capital Ventures, LP	3,28,61,355	7.56%	3,28,61,355	7.57%
Raju Vegesna Infotech & Industries Private Limited*	3,43,43,689	7.90%	3,43,43,689	7.91%

14.3 Shareholding of Promoters

Shareholding of the promoters as at year ended March 31, 2026

Name of the promoter	Number of shares	Percentage of total shares	Percentage change during the year
Ramanand Core Investment Company Private Limited	29,54,55,000	67.98%	(0.08)%
Infinity Capital Ventures, LP, USA (Unlisted)	3,28,61,355	7.56%	(0.01)%
Raju Vegesna Infotech & Industries Private Limited*	3,43,43,689	7.90%	(0.01)%
Vegesna Family Trust, USA (Listed)	14,66,558	0.34%	(0.00)%
Total	**36,41,26,602**	**83.78%**	

Shareholding of the promoters as at the year ended March 31, 2025

Name of the promoter	Number of shares	Percentage of total shares	Percentage change during the year
Ramanand Core Investment Company Private Limited	29,54,55,000	68.06%	0.06%
Raju Vegesna Infotech & Industries Private Limited*	3,28,61,355	7.57%	0.01%
Infinity Capital Ventures, LP	3,43,43,689	7.91%	0.01%
Vegesna Family Trust	14,66,558	0.34%	0.00%
Total	**36,41,26,602**	**83.88%**	

* Infinity Satcom Universal Private Limited got merged with Raju Vegesna Infotech & Industries Private Limited vide Hon'ble NCLT order dated April 02, 2025 with effect from April 01,2023.

15. Other Equity

15.1 Reserves and surplus

	As at March 31, 2026	As at March 31, 2025
Securities premium		
Balance at the beginning of the year	**20,043.06**	**19,995.60**
Change in accounting policy/prior period errors	-	-
Restated Balance at the beginning of the year	**20,043.06**	**19,995.60**
Add: Transfer from Stock option outstanding account in respect of options exercised during the year	0.75	17.38
Add: Amounts received in respect of options exercised during the year	22.19	24.33
Add: Debenture premium on issue of Non-Convertible Debentures	-	5.75
Less: Others	0.06	-
Balance at the end of the year (A)	**20,066.06**	**20,043.06**
General reserve		
Balance at the beginning of the year	**170.87**	**84.47**
Change in accounting policy/prior period errors	-	-



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

		As at March 31, 2026	As at March 31, 2025
Restated Balance at the beginning of the year		**170.87**	**84.47**
Add: Transferred from stock options outstanding account		0.87	86.40
Add: Others		0.04	-
Balance at the end of the year	**(B)**	**171.78**	**170.87**
Retained earnings			
Balance at the beginning of the year		**6,520.08**	**7,698.23**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**6,520.08**	**7,698.23**
Adjustments:			
Add: Profit for the year		(1,366.37)	(785.02)
Add: Others		7.63	-
Less: Transaction costs related to equity		-	(52.40)
Dividend paid on Non-Cumulative Compulsorily Convertible Preference Shares		-	(22.50)
Acquisition of equity shares in subsidiary without change in control		-	(87.70)
Acquisition of preference shares in subsidiary without change in control		-	(230.53)
	(C)	**5,161.34**	**6,520.08**
		25,399.18	26,734.01
Less: Accumulated losses dealt with vide order of Honourable High Court of Madras [Refer Note D (45)(a)]		(11,626.40)	(11,626.40)
Less: Accumulated losses dealt with vide scheme of merger [Refer Note D (45)(b)]		(2,766.10)	(2,766.10)
Balance at the end of the year	**(D)**	**11,006.68**	**12,341.51**

15.2 Other components of Equity

		As at March 31, 2026	As at March 31, 2025
Compulsorily Convertible Debentures			
Balance at the beginning of the year		**3,405.83**	**2,723.93**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**3,405.83**	**2,723.93**
Add: Additions during the year		-	681.90
Balance at the end of the year	**(E)**	**3,405.83**	**3,405.83**
(Refer note (g) below)			
Stock option outstanding account			
Balance at the beginning of the year		**3.19**	**105.09**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**3.19**	**105.09**
Add: Employee stock compensation cost for the year		56.21	1.88
Less: Transfer to securities premium in respect of options exercised during the year		(0.75)	(17.38)
Less: Transfer to general reserve in respect of grants lapsed during the year		(0.87)	(86.40)
Balance at the end of the year	**(F)**	**57.78**	**3.19**
Exchange differences on translation of foreign operations			
Balance at the beginning of the year		**107.85**	**91.11**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**107.85**	**91.11**
Add: Additions during the year		68.31	16.74
Less: Others		(3.60)	-
Balance at the end of the year	**(G)**	**172.56**	**107.85**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

		As at March 31, 2026	As at March 31, 2025
Remeasurement of net defined benefit liability/asset			
Balance at the beginning of the year		**(71.37)**	**(68.06)**
Change in accounting policy/prior period errors		-	-
Restated Balance at the beginning of the year		**(71.37)**	**(68.06)**
Add: Additions during the year		13.79	(3.31)
Balance at the end of the year	**(H)**	**(57.58)**	**(71.37)**
	(D)+(E)+(F)+(G)+(H)	**14,585.27**	**15,787.01**

Nature and purpose of Reserves

a) Securities Premium

Securities Premium used to record the premium on issue of shares.

b) General Reserve

General Reserve is a free reserve which represents appropriation of profit by the Group. General reserve is also created by transferring from one component of equity to another.

c) Retained Earnings

Retained earnings represents accumulated undistributed profits of the Group that can be distributed by the Group as dividends to its equity share holders.

d) Stock Option Outstanding account

Stock Option Outstanding Reserve represents the stock compensation expense recognized in the statement of changes in equity.

e) Exchange differences on translation of foreign operations

Exchange differences relating to translation of results and net assets of Holding Company's foreign subsidiaries from the functional currency of foreign subsidiaries to group's presentation currency are recognised in other comprehensive income and accumulated in Exchange differences on translation of foreign operations.

f) Remeasurement of Defined benefit liability / Asset

Remeasurement of Defined benefit liability / Asset represent the cumulative actuarial gain / loss recognized in other comprehensive income and presented within equity.

g) Compulsorily Convertible Debentures (CCD) issued to KSSF and KDCF:

i) Sify Infinit Spaces Limited [SISL], a Subsidiary Company has executed a Waiver Cum Amendment Agreement ('WCA') dated September 25, 2025, with Sify Technologies Limited, KSSF and KDCF amending the Debenture Subscription Agreement ('DSA'). This WCA becomes effective and binding on the Parties from the date of filing of the Draft Red Herring Prospectus ('DRHP') by SISL in relation to the proposed Initial Public Offering of its equity shares ('Offer') with SEBI and shall remain effective until such time WCA is terminated. As per the WCA, the Compulsory Convertible Debentures ('CCDs') held by KSSF and KDCF shall be fully, mandatorily, compulsorily and automatically convertible into equity shares upon earlier of:

1. October 1, 2031, and March 31, 2033, for KSSF and KDCF respectively without any act or application by KSSF or KDCF;

2. Prior to filing the updated DRHP with the Securities and Exchange Board of India ('SEBI') and the updated DRHP shall be filed within 10 business days from the conversion or such other extended time as may be mutually agreed;

3. At any time as may be required by KSSF or KDCF.



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Pursuant to SISL filing DRHP on October 17, 2025 with SEBI, BSE Limited and National Stock exchange of India Limited in connection with the Offer and in compliance with the SEBI (ICDR) Regulations, 2018, which prescribes that an Issuer shall not be eligible to make an initial public offer if there are any outstanding convertible securities or any other right which would entitle any person with any option to receive equity shares of the issuer, on February 7, 2026, SISL have converted the outstanding CCDs held by KSSF and KDCF into equity shares.

ii) The WCA shall stand automatically terminated upon the earlier of the following dates:

1. Twelve months from the date of receipt of final observations from SEBI;

2. Exit Long Stop Date as defined in the DSA;

3. the date on which the Board decides not to undertake the IPO or decides to withdraw the IPO or any offer document filed with any regulator/ authorities in respect of the IPO;

4. the date on which the offer agreement executed between the Company, KDCF or KSSF and the BRLMs, is terminated;

5. this WCA being terminated by the mutual written agreement of all Parties, including if the listing of the Equity Shares pursuant to the IPO is not completed by then, subject to a withdrawal of the DRHP upon such termination

In case of termination of WCA, the provisions of the DSA (as existing prior to the execution of WCA) shall

1. immediately and automatically stand reinstated with full force and effect without any further action or deed required on the part of any Party; and

2. be deemed to have been in force during the period between the date of execution of this WCA and the date of termination of this WCA, without any break or interruption whatsoever.

iii) The Company continues to present the equity shares issued upon conversion as a compound financial instrument [Other Equity – ₹ 3,405.83 and Other non-current liability and Other non-current financial liability – ₹ 6,063.44 totalling to ₹ 9,469.27] until the Termination of DSA.

iv) Further, non-controlling interest which will arise upon Termination of DSA are disclosed as below: -

Details	Sub total	Total
Pre-conversion share of share capital and other equity	1,200.49	1,200.49
Share capital on conversion	697.68	9,469.27
Other equity on conversion	8,771.59	
Post-conversion share of profits	(11.22)	(11.22)
Total	**10,658.54**	**10,658.54**

h) During the year 2022-23, Sify Technologies Limited (Company) has acquired Patel Auto Engineering Company (India) Private Limited ("PAECIPL") with its registered office in Rabale, Navi Mumbai through Share Purchase agreement dated March 22, 2023 for a consideration of ₹ 525.00 paid to Shareholders of PAECIPL. The Company has also given an Intercorporate Deposit of ₹ 85.00 to PAECIPL. PAECIPL have only the Land allocated by MIDC on their books as on the date of Acquisition. Scheme of Amalgamation of PAECIPL with SISL is filed with Hon'ble NCLT on February 9, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 9, 2025 effective April 1, 2023. SISL has issued 17.08546 equity shares for every 1 equity share held by the shareholders of PAECIPL. The net effect of merger is adjusted in retained earnings.

Particulars	₹ (in millions)
Carrying amount of net assets acquired	425.20
Consideration paid	512.90
decrease in equity adjusted in retained earnings	**(87.70)**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

i) During the FY 2020-21, Print House (India) Pvt Ltd had issued 9% Cumulative Non-Convertible Redeemable Preference Shares to Raju Vegesna Infotech & Industries Pvt Ltd.,(RVIPL) on private placement basis. The Preference share capital are redeemable at par value at maturity, i.e. 20 years from the date of allotment. The terms of the Preference Shares are changed to 6% Non-Cumulative compulsorily convertible preference shares during the year 2023-24. During the year 2024-25, these shares were transferred from RVIPL to Sify Technologies Limited. The acquisition of these shares at increased value has been adjusted in retained earnings.

Particulars	₹ (in millions)
Carrying amount of Investments acquired	500.00
Consideration paid	730.53
decrease in equity adjusted in retained earnings	**(230.53)**

j) Non-Controlling Interest

On February 7, 2026 the Compulsorily Convertible Debentures issued by Sify Infinit Spaces Limited (Subsidiary of Sify Technologies Limited) were converted into equity shares pursuant to the board approval of Sify Infinit Spaces Limited. Pursuant to conversion to CCDs by SISL, the shareholding of Sify Technologies Limited stands reduced from 100% to 88.45%. Hence there is a non-controlling interest to the extent of 11.55%.

Disclosure pursuant to Ind AS 112

Change in group's ownership interest in a subsidiary

Name of Group Company	Acquisition (%)
Sify Infinit Spaces Limited	11.55%

As per SEBI (ICDR) regulations, 2018, an Issuer shall not be eligible to make an initial public offer if there are any outstanding convertible securities or any other right which would entitle any person with any option to receive equity shares of the issuer.

16. Borrowings and Lease liabilities

16.1. Long-term Borrowings

Particulars	As at March 31, 2026	As at March 31, 2025
Secured		
Term loan from banks [Refer Note (i), (ii), (iii), (v) & (vi) below]	14,436.16	15,174.58
6% Compulsorily Convertible Debentures [Refer Note 15(g)]	-	6,032.05
8.95% p.a. Non-Convertible Debentures [Refer Note (vii) below]	2,500.00	2,500.00
From others [Refer Note (iv) below]	5,640.90	3,681.66
Unsecured		
Loan from others [Refer Note (viii) to (ix) below]	627.89	836.67
	23,204.95	**28,224.96**

16.2. Lease Liabilities

Particulars	As at March 31, 2026	As at March 31, 2025
Long-term maturities of finance lease obligations	0.19	9.40
Other Lease Liabilities - Non-Current	3,416.34	3,607.53
	3,416.53	**3,616.93**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Term Loans

Type	Amount Outstanding		Security
	March 31, 2026	March 31, 2025	
i) Loans from banks	13,859.76	14,951.10	primarily secured by way of a pari-passu charge on the project Receivables and charge on movable fixed assets disbursed for the Specific DC Project and second charge on unencumbered current assets of the Group.
ii) Loans from banks	3,596.97	2,851.00	primarily secured by exclusive charge on movable fixed assets funded out of the Term Loan.
iii) of loan balance in (ii) above	900.00	1,200.00	primarily secured by exclusive charge on identifiable movable fixed assets with Second pari-passu charge on entire current assets of the Borrower.
iv) Loan from NBFC	5,751.66	4,062.41	primarily secured by way of a pari-passu charge on the project Receivables and charge on movable fixed assets disbursed for the Specific DC Project and second charge on unencumbered current assets of the Group, repayable over a period of 22 to 56 months on equated monthly / quarterly instalments.
v) During the FY 2020-21, the Group has entered into External Commercial Borrowing (ECB) facility agreement for $5 million and drawn down $5 million out of sanctioned loan during FY 2020-21 and repaid $ 0.5 million in FY 2021-22, $ 1 million in FY 2022-23, $ 1 million in FY 2023-24 , $ 1 million in FY 2024-25 & $ 1 million in FY 2025-26. The Group has also entered into agreement for currency swap (from $ to ₹) to fully hedge foreign currency exposure towards principal repayment and interest rate swap from floating to fixed in order to hedge the foreign currency exposure.			
vi) The above loans bear interest rate ranging from 7.25% to 10.50% (March 31, 2025 7.25% to 10.50%) and repayable over a period of 12 to 60 months on equated monthly / quarterly instalments.			
vii) Non-Convertible Debentures	2,500.00	2,500.00	primarily secured by way of pari-passu charge on the project Receivables and charge on movable fixed assets. The Loan is repayable in ten equal installments starting from FY 2030-2031 till FY 2039-2040.
viii) Loan from NBFC	1,247.58	1,627.26	Unsecured

(ix) The loans mentioned in (viii) bear an interest rate ranging from 0% to 9.56% (March 31, 2025: 0% to 9.56%) and repayable over a period of 24 to 60 months on equated monthly / quarterly instalments.

(x) Borrowings from banks is net of processing charges amounting to ₹ 304.27 (March 31, 2025 -₹ 292.60).

(xi) The current maturities of the above borrowings, carrying the aforesaid security and repayment terms are grouped under Note D (20)

The current maturities of borrowings are as under:

	As at March 31, 2026	As at March 31, 2025
Secured		
Term loan from banks	3,020.57	2,607.67
Current maturities of finance lease obligations	9.18	22.16
Unsecured		
Loan from others	730.45	1,171.34
Current portion of lease obligation	476.68	171.15
	4,236.88	**3,972.32**


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

17. Other financial liabilities - non-current

	As at March 31, 2026	As at March 31, 2025
Security deposits	30.39	51.83
6% Compulsorily Convertible Debentures [Refer Note 15(g)]	4,000.00	-
	4,030.39	**51.83**

18. Provisions

	As at March 31, 2026	As at March 31, 2025
Provisions for employee benefits - current		
Compensated absences	48.70	45.35
(A)	**48.70**	**45.35**
Provisions for employee benefits - non-current		
Gratuity (Refer Note D (37))	26.45	47.19
Compensated absences	163.59	153.67
(B)	**190.04**	**200.86**
(A) + (B)	**238.74**	**246.21**

19. Other non-current liabilities

	As at March 31, 2026	As at March 31, 2025
Contract Liability (Unearned income)*	5,096.99	3,289.88
6% Compulsorily Convertible Debentures [Refer Note 15(g)]	2,063.44	-
	7,160.43	**3,289.88**

*Refer D(48) for the movement in Contract Liability

20. Borrowings and Lease liabilities (short-term)

20.1 Borrowings

	As at March 31, 2026	As at March 31, 2025
Loans repayable on demand from banks – Secured		
[Refer notes (a), (b) & (c) below]		
Working capital facilities	4,637.38	3,356.93
Buyers' credit from banks	-	91.99
Other short-term borrowings	3,000.00	-
Loans repayable on demand from banks – Unsecured		
[Refer notes (d) below]		
Supplier Finance arrangements	4,011.31	-
Current maturities of Long-Term Loans		
Current maturities of long-term debt*	3,020.57	2,627.52
Current maturities of CCD	-	227.63
Current maturities of other loans*	730.45	1,171.34
	15,399.71	**7,475.41**

*Also refer note D (16)

20.2 Lease liabilities

	As at March 31, 2026	As at March 31, 2025
Current maturities of Lease liabilities		
Current maturities of finance lease obligations*	9.18	22.16
Other Lease Liabilities -Current	476.68	171.15
	485.86	**193.31**

*Also refer note D (16)


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(a) Working Capital Facilities

Facility	Sanctioned Limit	Amount Outstanding (WCDL)		Amount Outstanding (Bank Overdraft)		Security
		March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	
Working Capital Demand Loan-1	2,440.00	2,380.00	930.46	-	297.22	
Working Capital Demand Loan-2	1,450.00	730.00	640.00	-	-	Primarily secured by way of pari-passu charge on the entire current assets of the Group and collaterally by way of pari-passu charge on the unencumbered movable fixed assets of the Group with other banks under consortium.
Working Capital Demand Loan-3	530.00	490.00	360.00	-	26.41	
Working Capital Demand Loan-4	400.00	400.00	400.00	-	-	
Working Capital Demand Loan-5	400.00	400.00	300.00	-	-	
Working Capital Demand Loan-6	250.00	249.00	-	-	2.69	
Working Capital Demand Loan-7	450.00	-	350.00	-	-	
Working Capital Demand Loan-8	70.00	-	70.00	-	-	
Total	**5,990.00**	**4,649.00**	**3,050.46**	**-**	**326.32**	

The above loans carry an interest rate ranging from 6.31%p.a. to 8.50%.p.a. (Previous year: 8.10%p.a. to 8.95%.p.a.). These loans are repayable over a period of 10 days to 94 days (Previous year: 43 days to 180 days)

Additional Security details

Facility	Security
Working Capital Demand Loan-1	Mortgage on Tidel Park Chennai & Vile Parle Mumbai property (Exclusive) standing in the name of Sify Technologies Limited.
Working Capital Demand Loan-3	Negative lien on Noida (New Okhla Industrial Development Authority) DC 01 property for the WC limits and the title deeds of the property deposited with the bank.

(b) Buyers Credit Facilities

Facility	Sanctioned Limit	Amount Outstanding		Purpose	Security
		March 31, 2026	March 31, 2025		
Buyers Credit	500.00	-	91.99	For Capex imports (Networking equipment)	Exclusive charge on Movable Fixed asset funded out of facility.
Total	**500.00**	**-**	**91.99**		

The above facility carries an interest rate ranging from 5.98% p.a. to 7.08% p.a.

(c) Other short-term borrowings

The Group has availed ₹ 3,000.00 for meeting the general business expenses of the group which is secured by way of extension of pari-passu charge on movable fixed assets and receivables. The loan is repayable within a period of 12 months from the date of first disbursement.

(d) Supplier Finance arrangements

- Terms and Conditions:

i) **Payable to MSME-TReDS**- The Group has a supplier finance arrangement with State bank of India, Indian Bank, Bank of India under which MSME suppliers are to be paid within 45 days of deemed acceptance date. No guarantees or collateral are provided under the arrangement.



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

ii) **Vendor bill discounting-** The Group has a supplier finance arrangement with Federal Bank, HSBC bank, DBS bank, HDFC Bank and JP Morgan bank, under which suppliers (other than MSME) have to be paid within 0 to 65 days of invoice date. No guarantees or collateral are provided under the arrangement.

iii) The movement in supplier finance arrangements are given below :

Particulars	Payable to MSME-TReDS	Vendor bill discounting
Balance at the beginning of the Year	**831.90**	**3,273.83**
Additions during the year	3,118.36	10,786.75
Payments made during the year	(2,383.85)	(11,615.68)
Balance at the end of the year	**1,566.41**	**2,444.90**

Type	Amount of Outstanding as on March 31, 2026	Rate of Interest	Tenure of Average repayment	Security
MSME-TReDS	1,566.41	6.08% to 6.99%	170 to 179 days	Unsecured
Vendor bill discounting	2,444.90	6.30% to 8.90%	10 to 133 days	Unsecured

(e) Borrowings from banks is net of processing charges amounting ₹ 77.06 (March 31, 2025: ₹ 91.46)

21. Trade payables

	As at March 31, 2026	As at March 31, 2025
Towards purchase of goods and services		
Undisputed Trade payables		
(A) Total outstanding dues of micro enterprises and small enterprises	33.99	117.94
(B) Total outstanding dues of creditors other than micro enterprises and small enterprises	7,419.76	12,039.38
	7,453.75	**12,157.32**

Note

The amount payable to micro enterprises and small enterprises of ₹ 33.99 (previous years ₹ 117.94) pertains to Micro and Small enterprises dues not more than 45 days as on March 31, 2026, - Refer note D (49) for disclosure as per MSMED Act, 2006.

21.1 Trade Payables ageing schedule

The following table presents the ageing of the Trade payables as at March 31, 2026

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues of micro enterprises and small enterprises	33.99	-	-	-	33.99
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	1,259.39	137.71	85.61	437.89	1,920.60
	1,293.38	**137.71**	**85.61**	**437.89**	**1,954.59**
Disputed Trade payables :					
(c) Total outstanding dues of micro enterprises and small enterprises	-	-	-	-	-
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises	-	-	-	-	-
	-	**-**	**-**	**-**	**-**
Trade Payables - Unbilled					5,499.16
Total	**1,293.38**	**137.71**	**85.61**	**437.89**	**7,453.75**


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The following table presents the ageing of the Trade payables as at March 31, 2025

Particulars	Outstanding for following periods from date of Invoice				Total
	< 1 Year	1- 2 Years	2 - 3 Years	> 3 Years	
Undisputed Trade payables :					
(a) Total outstanding dues of micro enterprises and small enterprises	117.94	-	-	-	117.94
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	5,912.43	226.30	200.30	670.60	7,009.63
	6,030.37	**226.30**	**200.30**	**670.60**	**7,127.57**
Disputed Trade payables :					
(c) Total outstanding dues of micro enterprises and small enterprises	-	-	-	-	-
(d) Total outstanding dues of creditors other than micro enterprises and small enterprises	-	-	-	-	-
	-	-	-	-	-
Trade Payables - Unbilled					5,029.75
Total	**6,030.37**	**226.30**	**200.30**	**670.60**	**12,157.32**

22. Other financial liabilities

	As at March 31, 2026	As at March 31, 2025
Capital creditors (refer note (a) below)	2,127.99	1,699.87
Interest accrued but not due on borrowings	448.03	89.48
Deposits from customers	15.81	15.89
Other payables (refer note (b) below)	764.93	365.48
Unpaid dividends	*	*
	3,356.76	**2,170.72**

*Amount below the rounding off norm adopted by the Group

(a) includes amount due to micro and small enterprises amounting to ₹ 385.63. Refer note D(49) for disclosure as per MSMED Act, 2006.

(b) Other Payables

	As at March 31, 2026	As at March 31, 2025
Credit Card dues (Refer note (i) below)	762.00	355.90
unwinding of interest as per Ind AS	2.93	9.58
	764.93	**365.48**

(i) Credit limit is ₹ 950.00 with convenience fee ranging from 5.84% to 6.45% (annualised) on transaction amount. Credit period ranges from 45 to 51 days with penal charges ranging from 21.50% to 23.90% (annualised) on outstanding amount.

23. Other current liabilities

	As at March 31, 2026	As at March 31, 2025
Advances received from customers (Refer note (i) below)	2,277.49	2,454.44
Statutory payables	203.10	190.32
Contract liability (Unearned income) (Refer note (ii) below)	4,038.81	2,822.79
Other payables (Refer note (iii) below)	448.21	155.14
	6,967.61	**5,622.69**

(i) Represents amounts billed and collected from customers for which revenue has not been recognised in accordance with Ind AS.



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

(ii) Refer Note D (48) for the movement in Contract liability (Unearned income).

(iii) represents unapplied receipts received from customer and unwinding portion of security deposit.

24. Current Tax Liabilities (Net)

	As at March 31, 2026	As at March 31, 2025
'Current tax liabilities (Net of advance tax and tax deducted at source)	24.61	153.44
	24.61	**153.44**

Represents current tax liabilities of subsidiary companies of Sify Technologies Limited

25. Contingent liabilities and commitments

(a) Contingent liabilities

(i) Claims against the Group not acknowledged as debts

Particulars	Amount Disputed		Amount paid under protest	
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Contingencies due to Service Tax Claims	475.97	416.20	-	-
Contingencies due to Sales Tax Claims	12.63	12.63	0.76	0.76
Contingencies due to Goods and Service Tax Claims	1,212.21	1,130.70	77.49	47.49

(ii) Contingencies due to certain Goods And Services Tax claims for which tax liability amounting to ₹ 40.50 has been paid under amnesty scheme. The appeal has been withdrawn and application is submitted for settlement of dispute under amnesty scheme. Interest and penalty under dispute is ₹ 140.70. All these cases have been settled during the financial year 25-26.

(iii) The Income Tax Department has filed 20 appeals in the Madras High Court against Sify Technologies Limited's favourable order from the Income Tax Appellate Tribunal. No notice has been served on STL and no details of the grounds or quantum are made available to Sify Technologies Limited by the department.

The Group is subject to legal proceedings and claims which are arising in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have material and adverse effect on the Group's results of operations or financial conditions.

(b) Put Option :

Sify Infinit Spaces Limited (SISL), subsidiary of the Sify Technologies Limited has issued Compulsorily Convertible Debentures (CCD) to Kotak Special Situations Fund (KSSF) with initial subscription of ₹ 2,020 with subsequent subscription of ₹ 1,980 during the year 2021-2022 and 2022-23 and an option to request additional ₹ 6,000.This Debenture Subscription Agreement is supplemented by a Put Option Agreement with the Company to ensure KSSF has protective rights in case there is contract breach or conditions for conversion is not met over the term of the instrument.

SISL has executed a Waiver Cum Amendment Agreement ('WCA') dated September 25, 2025, with KSSF amending the Debenture Subscription Agreement ('DSA'). This WCA becomes effective and binding on the Parties from the date of filing of the Draft Red Herring Prospectus ('DRHP') in relation to the proposed Initial Public Offering of its equity shares ('Offer') with SEBI and shall remain effective until such time WCA is terminated. As per the WCA, the Compulsory Convertible Debentures ('CCDs') held by KSSF shall be fully, mandatorily, compulsorily and automatically convertible into equity shares upon earlier of:

1. October 1, 2031, for KSSF without any act or application by KSSF;

2. Prior to filing the updated DRHP with Securities and Exchange Board of India ('SEBI') and the updated DRHP shall be filed within 10 business days from the conversion or such other extended time as may be mutually agreed;



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

3. At any time as may be required by KSSF.

Pursuant to SISL filing DRHP on October 17, 2025 with Securities and Exchange Board of India ('SEBI'), BSE Limited and National Stock exchange of India Limited in connection with the Offer and in compliance with the SEBI (ICDR) Regulations, 2018, which prescribes that an Issuer shall not be eligible to make an initial public offer if there are any outstanding convertible securities or any other right which would entitle any person with any option to receive equity shares of the issuer, on February 7, 2026, SISL has converted the outstanding CCDs held by KSSF into equity shares.

B. The WCA shall stand automatically terminated upon the earlier of the following dates:

1. Twelve months from the date of receipt of final observations from SEBI;

2. Exit Long Stop Date as defined in the DSA;

3. the date on which the Board decides not to undertake the IPO or decides to withdraw the IPO or any offer document filed with any regulator/ authorities in respect of the IPO;

4. the date on which the offer agreement executed between the Company, KSSF and the BRLMs, is terminated;

5. this WCA being terminated by the mutual written agreement of all Parties, including if the listing of the Equity Shares pursuant to the IPO is not completed by then, subject to a withdrawal of the DRHP upon such termination

In case of termination of WCA, the provisions of the DSA (as existing prior to the execution of WCA) shall

1. immediately and automatically stand reinstated with full force and effect without any further action or deed required on the part of any Party; and

2. be deemed to have been in force during the period between the date of execution of this WCA and the date of termination of this WCA, without any break or interruption whatsoever.

(c) Capital commitments

	As at March 31, 2026	As at March 31, 2025
Estimated amount of contracts remaining to be executed on capital account and not provided for	22,468.40	7,221.57

(d) Refer note D (44) in respect of contingencies arising on legal proceedings.

(e) Refer note D (46) in respect of decommissioning liability which cannot be reliably measured as at March 31, 2026.

26. Revenue from operations

	For the year ended March 31, 2026	For the year ended March 31, 2025
Sale of Services	41,982.26	37,142.46
Sale of Products	2,894.79	2,743.12
	44,877.05	**39,885.58**
Revenue attributable to Unified license [Refer Note D (44)(a)]		
Revenue from voice services	143.02	169.40


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	For the year ended March 31, 2026	For the year ended March 31, 2025
Revenue from others	13,705.30	12,133.80
Revenue not attributable to Unified license	31,028.73	27,582.38
	44,877.05	**39,885.58**
Timing of revenue recognition		
• at a point in time	2,894.79	2,743.12
• over a period of time	41,982.26	37,142.46
	44,877.05	**39,885.58**

The revenue is recognised using the Output Method as per Ind AS 115.

Note :1. Revenue disaggregation as per business segment and geography has been included in segment information [Refer Note D (38)].

Note :2 Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Within one year	4,038.81	2,822.70
One to three years	2,342.25	1,860.90
Three years or more	2,754.74	1,429.10
	9,135.80	**6,112.70**

For contract balances and revenue recognised in relation to contract liabilities - Refer Note D(48)

27. Other Income

	For the year ended March 31, 2026	For the year ended March 31, 2025
Interest income		
From banks	150.04	345.70
Others (refer note (a) below)	138.67	101.46
Other non-operating income		
Profit on sale of property, plant and equipment (Net)	27.06	18.38
Gain on foreign exchange fluctuation (Net)	96.28	-
Income from Lease termination	1.06	-
Miscellaneous income	-	63.65
	413.11	**529.19**
a) Interest Income Others		
Interest on Income Tax Refund	114.32	57.79
Income from Mutual funds	*	-
Unwinding of interest (Ind AS 116)	24.31	43.67
	138.63	**101.46**

*Amount below the rounding off norm adopted by the Group.



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

28. Cost of goods sold and services rendered

	For the year ended March 31, 2026	For the year ended March 31, 2025
A. Cost of services rendered		
Networking costs	9,457.63	9,114.42
Voice carriage costs		
Other direct costs	4,671.14	4,473.87
Power expenses	6,490.20	5,629.52
	20,618.97	**19,217.81**
B. Purchases of Stock-in-trade	2,102.51	3,581.39
C. Changes in inventories - Stock-in-Trade		
Opening inventory	3,959.50	3,393.30
Less: Closing inventory	(2,892.59)	(3,959.50)
	1,066.91	**(566.20)**
(A+B+C)	**23,788.39**	**22,233.00**

29. Employee benefit expense

	For the year ended March 31, 2026	For the year ended March 31, 2025
Salaries and wages	5,368.07	5,245.22
Contribution to provident and other funds	457.55	365.07
Staff welfare expenses	56.15	80.45
Share-based payments to employees [Note D (40)]	56.21	1.88
	5,937.98	**5,692.62**

30. Finance costs

	For the year ended March 31, 2026	For the year ended March 31, 2025
Interest on borrowings*	3,386.48	2,281.84
Other borrowing costs (including letters of credit and bill discounting charges)	228.03	164.34
Interest on lease liability	335.67	295.59
	3,950.18	**2,741.77**

*The Group has capitalised borrowing costs @ 9.30% p.a amounting to ₹ 150.12 and ₹ 515.33 for the years ended March 31, 2026 and March 31, 2025.

31. Other expenses

	For the year ended March 31, 2026	For the year ended March 31, 2025
Commission expenses	117.82	103.80
Communication expenses	82.03	29.30
Rent	376.45	312.50
Rates and taxes	232.53	224.20
Travelling expenses	245.56	238.00



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	For the year ended March 31, 2026	For the year ended March 31, 2025
Power and fuel expenses	157.13	244.30
Legal and professional	415.34	228.40
Payment to auditors*		
• For Statutory audit fees	8.61	6.30
• For Other services	3.71	5.40
• For Reimbursements	0.30	0.20
Repairs and maintenance expenses		
• Plant and machinery	946.50	679.40
• Buildings	229.74	218.20
• Others	1,084.74	917.90
Insurance	161.47	196.20
Outsourced manpower costs	359.18	224.40
Advertisement, selling and marketing expenses	263.63	202.40
Loss on foreign exchange fluctuation (net)	-	2.60
Provision for doubtful advances	20.18	-
Loss on sale of property, plant and equipment (Net)	-	-
Contribution towards Corporate Social Responsibility [Refer note D (51)]	27.58	28.20
Director's sitting fees	12.57	7.50
Provision for Impairment	26.49	-
Allowance for bad and doubtful debts (refer note D(9) for bad debts written off)	164.31	194.80
Miscellaneous expenses	344.96	336.80
	5,280.83	**4,400.80**

Note:

*Prepaid expenses as per note D(6) includes ₹ 6.83 paid to the statutory auditors during the year ended March 31, 2026 in relation to services rendered for the Subsidiary Company's proposed Initial Public Offering of its equity shares.

Rent with related parties (Refer Note D(39))

	For the year ended March 31, 2026	For the year ended March 31, 2025
Radhika Vegesna	8.63	7.67
Village Inns India Private Limited	0.74	0.72
Raju Vegesna Developers Private Limited	0.66	0.58
Raju Vegesna Infotech and Industries Private Limited	2.94	2.25
	12.97	**11.22**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

32. Reconciliation of liabilities from financing activities for the year ended March 31, 2026

Particulars	As at April 1, 2025	Proceeds	Working Capital movement	Repayment		Foreign exchange movement	Additions (Net of deletions)	Interest	Non-cash movement		As at March 31, 2026
				Principal	Interest				Processing charges/ Fair value changes	Re-classification	
Term loans from Bank*	17,802.10	7,942.65	-	(8,274.97)	-	(7.54)	-	-	(5.51)	-	17,456.73
6% Compulsorily convertible debentures	6,259.68	-	-	(196.24)	-	-	-	-	-	(6,063.44)	-
Term loans from Others	5,689.67	3,573.00	-	(2,263.38)	-	-	-	-	(0.05)	-	6,999.24
8.95% p.a. Non-Convertible Debentures	2,500.00	-	-	-	-	-	-	-	-	-	2,500.00
Supplier finance arrangement#	4,105.73	13,905.11	-	(13,999.53)	-	-	-	-	-	-	4,011.31
Working Capital facilities excluding overdraft	3,030.61	-	4,598.54	-	-	-	-	-	8.23	-	7,637.38
Buyers Credit facilities	91.99	-	-	(95.04)	-	3.05	-	-	-	-	-
Lease Liabilities	3,810.24	-	-	(429.53)	(335.67)	4.84	515.94	335.67	0.90	-	3,902.39
Total	43,290.02	25,420.76	4,598.54	(25,258.69)	(335.67)	0.35	515.94	335.67	3.57	(6,063.44)	42,507.05

*Borrowings from banks is net of processing charges amounting to ₹ 381.33.

Bank overdrafts are used for cash management purposes [Refer Note D (11)]

#Supplier finance arrangements is included from April 1, 2025. Accordingly closing balance of March 31, 2025 and opening balance of April 1, 2025 are not comparable.

Reconciliation of liabilities from financing activities for the year ended March 31, 2025

Particulars	As at April 1, 2024	Proceeds	Working Capital movement	Repayment		Foreign exchange movement	Additions (Net of deletions)	Interest	Non-cash movement		As at March 31, 2025
				Principal	Interest				Processing charges/ Fair value changes	Re-classification	
Term loans from Bank*	15,594.67	9,651.31	-	(7,998.07)	-	(5.90)	-	-	-	560.09	17,802.10
6% Compulsorily convertible debentures	7,155.98	-	-	(214.40)	-	-	-	-	-	(681.90)	6,259.68
Term loans from Others	3,864.45	3,001.43	-	(1,177.12)	-	-	-	-	0.91	-	5,689.67
8.95% p.a. Non-Convertible Debentures	-	2,500.00	-	-	-	-	-	-	-	-	2,500.00

D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Particulars	As at April 1, 2024	Proceeds	Working Capital movement	Repayment		Foreign exchange movement	Additions (Net of deletions)	Interest	Non-cash movement		As at March 31, 2025
				Principal	Interest				Processing charges/ Fair value changes	Re-classification	
Working Capital facilities excluding overdraft	2,716.46	-	307.91	-	-	-	-	-	6.24	-	3,030.61
Buyers Credit facilities	183.59	-	-	(89.85)	-	(1.75)	-	-	-	-	91.99
Lease Liabilities	3,042.89	-	-	(260.48)	(298.70)	1.40	1,027.30	298.70	(0.87)	-	3,810.24
Total	**32,558.04**	**15,152.74**	**307.91**	**(9,739.92)**	**(298.70)**	**(6.25)**	**1,027.30**	**298.70**	**6.28**	**(121.81)**	**39,184.29**

*Borrowings from banks is net of processing charges amounting to ₹ 384.06.

Bank overdrafts are used for cash management purposes [Refer Note D (11)]

33. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the items that created these differences is given below:

Recognised deferred tax assets/liabilities

	As at March 31, 2026	As at March 31, 2025
Deferred tax assets on temporary deductible difference		
Property, Plant and Equipment	1,048.98	1,095.44
Leases under Ind AS 116	198.95	184.39
Provision for employee benefits	113.94	52.56
Accounts receivable	86.12	145.97
Provision for Doubtful Advances	3.88	22.80
Payment to the MSME Vendors	-	10.91
	1,451.87	**1,512.07**
Deferred tax liabilities on temporary taxable differences		
Intangible assets	7.57	(86.51)
Finance lease obligations	-	(28.44)
	7.57	**(114.95)**
Net deferred tax asset / (liability) recognised in Balance Sheet	**1,459.44**	**1,397.12**


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Movement in temporary differences during current and previous year

	Property, Plant and Equipment	Leases under Ind AS 116	Provision for employee benefits	Accounts receivable	Provision for Doubtful Advances	Payment to MSME Vendors	Intangible assets	Finance lease obligations
Balance as at March 31, 2024	**974.66**	**181.50**	**48.90**	**131.20**	**22.80**	**10.91**	**(144.21)**	**(28.44)**
Recognised in income statement	120.78	2.89	3.66	14.77	-	-	57.70	-
Balance as at March 31, 2025	**1,095.44**	**184.39**	**52.56**	**145.97**	**22.80**	**10.91**	**(86.51)**	**(28.44)**
Recognised in income statement	(46.46)	14.56	60.79	(59.85)	(18.92)	(10.91)	94.08	28.44
Recognised in other comprehensive income	-	-	0.59	-	-	-	-	-
Balance as at March 31, 2026	**1,048.98**	**198.95**	**113.94**	**86.12**	**3.88**	**-**	**7.57**	**-**

Income tax expense recognized in profit or loss

	Year ended March 31, 2026	Year ended March 31, 2025
Current tax expense/ (reversal)	486.63	698.35
Deferred tax liability / (asset)	(61.73)	(199.80)
	424.90	**498.55**

Reconciliation of effective tax rates

Areconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before taxes is summarised below:

	Year ended March 31, 2026	Year ended March 31, 2025
Profit before income taxes	(941.47)	(286.47)
Enacted tax rates in India	25.17%	25.17%
Computed expected tax expense/(benefit)	(236.95)	(72.10)
Effect of :		
Difference on account of differential tax rates in different jurisdictions	9.15	49.30
Effect on account of the consolidation at group level	1.91	(14.60)
Effect of Unrecognised business loss including reversal of previously recognised DTA on business loss	437.62	382.64
Effect of expenses that are not deductible in determining taxable profit	98.62	32.50
Utilisation of previously unrecognised temporary differences	85.14	57.60
Others	29.41	63.21
	424.90	**498.55**

34. Payments to directors

	Year ended March 31, 2026	Year ended March 31, 2025
Sitting fees	12.57	7.50
Consultancy fees	-	0.01



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

35. Reconciliation of equity shares in computing weighted average number of equity shares

	Year ended March 31, 2026	Year ended March 31, 2025
Issued fully paid up ordinary shares as on April 1	43,41,02,399	18,33,32,460
Effect of shares issued on exercise of stock options	3,52,966	1,09,557
Effect of Rights issue	-	18,97,25,240
Weighted average number of equity shares outstanding for Calculation of Basic Earnings Per Share	**43,44,55,365**	**37,31,67,257**
Profit for the year attributable to the owners of the group	**(1,366)**	**(785)**
Basic Earning per Share	**(3.15)**	**(2.10)**

(b) Weighted average number of shares – Diluted

	Year ended March 31, 2026	Year ended March 31, 2025
Weighted average number of equity shares outstanding	43,44,55,365	37,31,67,257
Dilutive impact of associated stock options*	2,99,030	4,38,289
Weighted average number of equity shares for diluted earnings per share	**43,47,54,395**	**37,36,05,546**
Profit for the year attributable to the owners of the group	**(1,366)**	**(785)**
Diluted Earnings per share*	**(3.14)**	**(2.10)**

*Diluted earnings per share are calculated based on the ranking of the convertible instrument.

During the year, the SISL, has outstanding Employee Stock Option Plans granted as per note 40. If fully vested and exercised, these options will result in the issuance of fresh equity shares of the subsidiary.

This issuance will:

1. Dilute the Parent Company's percentage of ownership and economic interest in the subsidiary.

2. Change the Group's share in the subsidiary's net profits, thereby impacting the Consolidated Earnings Per Share (EPS)

36. Foreign currency exposure

The details of foreign currency exposure as at March 31, 2026 are as follows:

Particulars	Year ended March 31, 2026		
	Foreign Currency	Amount in foreign currency	Amount in Indian ₹
Amounts receivable in foreign currency on account of:			
Cash and cash equivalents	USD	0.44	41.65
	GBP	0.02	2.22
	EUR	0.03	2.97
			46.84
Trade Receivables	GBP	0.05	6.55
	USD	24.02	2,273.42
	EUR	0.48	52.77
			2,332.74
Amounts payable in foreign currency on account of:			
Trade Payables	EUR	0.37	40.68
	HKD	0.07	0.90
	USD	6.43	608.73
	DHS	0.05	1.37
	GBP	0.07	8.93
	SGD	0.04	2.67
	AUD	*	0.05
			663.33
External Commercial Borrowings	USD	0.50	**47.33**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The details of foreign currency exposure as at March 31, 2025 are as follows:

Particulars	Year ended March 31, 2025		
	Foreign Currency	Amount in foreign currency	Amount in Indian ₹
Amounts receivable in foreign currency on account of:			
Cash and cash equivalents	USD	0.24	20.73
	GBP	0.04	4.98
	EUR	-	-
			25.71
Trade Receivables	GBP	0.01	1.30
	USD	13.23	1,132.35
	EUR	0.51	47.16
			1,180.81
Amounts payable in foreign currency on account of:			
Trade Payables	EUR	0.38	34.62
	HKD	0.09	1.02
	USD	15.45	1,322.23
	DHS	0.01	0.34
	GBP	0.08	9.15
	AUD	*	0.04
			1,367.40
ECB & Buyer's credit	USD	2.57	**220.32**

*Amount below rounding off norm adopted by the Group

37. Employee benefits

a. Defined benefit plans (Gratuity)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation (Gratuity)

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Projected benefit obligation at the beginning of the year	**445.87**	**382.49**
Current service cost	74.97	69.83
Past service cost	19.28	-
Interest cost	29.72	27.33
Remeasurement (gain)/losses	(3.42)	7.84
Benefits paid	(38.26)	(41.62)
Projected benefit obligation at the end of the year	**528.16**	**445.87**

Change in the fair value of plan assets

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Fair value of plan assets at the beginning of the year	**398.68**	**357.24**
Interest income	16.86	25.52
Employer contributions	114.63	53.01
Benefits paid	(38.26)	(41.62)
Return on plan assets, excluding amount recognised in net interest expense	9.80	4.53
Fair value of plan assets at the end of the year	**501.71**	**398.68**

Amount recognised in the Consolidated Balance Sheet

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Present value of projected benefit obligation at the end of the year	528.16	445.87
Fair value of plan assets at the end of the year	(501.71)	(398.68)
Funded status amount of liability recognised in the Balance Sheet	**26.45**	**47.19**


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Expense recognised in the Consolidated Statement of Profit and Loss

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Current service cost	74.97	69.83
Past service cost	19.28	-
Interest cost	29.72	27.33
Interest income	(16.86)	(25.52)
Net gratuity costs	**107.11**	**71.64**

Summary of actuarial assumptions

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Discount rate	6.70%	6.65%
Salary escalation rate	8.00%	8.00%
Average future working life time	20.75 years	21.67 years

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered take into account the inflation, seniority, promotion and other relevant factors.

Contributions: The Group expects to contribute ₹ 101.95 to its gratuity fund during the year ending March 31, 2027

The expected cash flows over the next few years are as follows:

Year	As at	
	March 31, 2026	March 31, 2025
1 year	103.58	79.98
2 to 5 years	329.53	276.24
6 to 10 years	200.45	176.70
More than 10 years	105.66	97.32

Plan assets: The Gratuity plan's weighted-average asset allocation at March 31, 2026 and March 31, 2025, by asset category is as follows:

	March 31, 2026	March 31, 2025
Funds managed by insurers	**100%**	**100%**

Remeasurement of the net defined benefit liability recognised in other comprehensive income

Amount recognised in other comprehensive income for the years ended March 31, 2026 and March 31, 2025 are as follows:

	March 31, 2026	March 31, 2025
Remeasurement (gain) /loss arising from		
• change in demographic assumptions	-	-
• change in financial assumptions	(2.16)	9.94
• experience variance	(1.24)	(2.10)
• return on plan assets, excluding amount recognised in net interest expense/income	(9.80)	(4.53)
	(13.20)	**3.31**


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Sensitivity analysis of significant actuarial assumptions

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate and expected salary increase. The sensitivity analysis below have been determined based on reasonably possible changes of the assumptions occurring at the end of the reporting period, while holding all other assumptions constant. The results of sensitivity analysis is given below:

	March 31, 2026		March 31, 2025	
	Decrease	**Increase**	**Decrease**	**Increase**
Discount rate (-/+ 1%)	552.38	505.88	467.02	426.39
(% change compared to base due to sensitivity)	4.5%	(4.1)%	4.6%	(4.2)%
Attrition Rate (- / + 50% of attrition rates)	555.04	508.75	476.89	423.73
(% change compared to base due to sensitivity)	5.10%	(3.80)%	6.3%	(4.5)%
Mortality Rate (- / + 10% of mortality rates)	528.14	528.18	445.85	445.87
(% change compared to base due to sensitivity)	0%	0%	0.0%	0.0%
Salary Growth rate (-/+ 1%)	508.93	548.19	428.55	463.98
(% change compared to base due to sensitivity)	(3.4)%	3.6%	(3.6)%	3.8%

b. Contributions to defined contribution plans

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to a specified percentage of employee's basic salary. The group has no further obligations under the plan beyond its monthly contributions. The group contributed ₹ 285.55 and ₹ 275.32 for the year ended March 31, 2026 and March 31, 2025 respectively.

The Group has contributed to 401(K) plan on behalf of eligible employees amounting to ₹ 18.95 (March 31, 2025: ₹ 18.56) during the year ended March 31, 2025.

38. Segment reporting

The operating segments of the Group has been reclassified from April 1, 2021 pursuant to the business reorganisation done in the 2020-21 pursuant to Business Transfer Agreement (BTA) dated January 28, 2021. Consequently, Group's operating segments are as follows:

a.	Network centric services	Consists of domestic data, international data, wholesale voice
b.	Data Center Services	Consists of co-location services, cross connects and other allied managed services
c.	Digital Services	Consists of Network Managed services, Enterprise Cloud services, Cloud and Managed Services, Security Services and Application services

Network-centric services: The Network services consist of network services addressing the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. The Group provides MPLS-enabled IP VPN's through entire network. The Group also provides last mile connectivity to customers.

The cable landing station and investment in submarine cable consortium are other assets extended to International partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA)

Data center services: The Group operates 14 Concurrently Maintainable Data Centers, of which seven are located in Mumbai (Bombay), two at Noida (Delhi) and Chennai (Madras), one each at Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent 'secure cages' at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Digital Services

The Group offers following services under Digital Services segment:

a.   On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. On-demand cloud services giving companies the option to "pay as you go" basis.

b.   Remote and Onsite Infrastructure Management services which provide management and support of customer operating systems, applications and database layers.

c.   Network Operations Center (NOC) services, managed SDWAN and manged Wi-Fi solutions.

d.   Data Centre Build, Network Integration, Information security and End User computing.

e.   web-applications which include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

f.   Online portals, such as www.sify.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. The Group also offers related content sites worldwide.

The Group also offers value-added services to organizations such as website design, development, content management, digital certification services, Online assessment tools, search engine optimization, , including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. It provides messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet, Infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify's franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Accordingly, revenues represented by nature of service rendered comprise the primary basis of segmental information.

The Chief Operating Decision Maker ("CODM"), i.e., The Board of Directors and the senior management, evaluate the Group's performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is "Profit/loss before interest, taxes, depreciation and amortization" also referred to as "segment operating income / loss". Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, are of three kinds – international, domestic and last mile. These are allocated primarily to the Network services.

Certain expenses, like overheads incurred by the support functions including finance, human resources, administration and corporate, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not feasible to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as "unallocable expenses" and adjusted only against the total operating income of the Group.

The Group's operating segment information for the year ended March 31, 2026 is presented below:

Particulars	Network centric Services (A)	Data center Services (B)	Digital Services (C)	Total (A)+(B)+(C)
Revenue from operations				
External customers	17,634.42	17,518.79	9,723.84	**44,877.05**
Intersegment revenues	-	87.75	224.97	**312.72**
Total Revenue	**17,634.42**	**17,606.54**	**9,948.81**	**45,189.77**
Operating expenses	(14,308.84)	(9,543.54)	(10,790.26)	**(34,642.64)**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Particulars	Network centric Services	Data center Services	Digital Services	Total (A)+(B)+(C)
	(A)	(B)	(C)	
Intersegment Expenses	(255.30)	-	(57.42)	(312.72)
Segment operating income / (loss)	3,070.28	8,063.00	(898.87)	10,234.41
Unallocable Expenses (Support Service Unit Costs)				(364.56)
Unallocable (expenses)/Income				28.12
Foreign exchange gain / (loss), net				96.28
Profit / (loss) before interest, depreciation and tax				9,994.25
Net interest expense				(3,661.47)
Depreciation & Amortisation*				(7,274.25)
Profit / (Loss) before tax				(941.47)
Income tax (expense) / recovery				(424.90)
Profit / (Loss) after taxes				(1,366.37)

The Group's operating segment information for the year ended March 31, 2025 is presented below:

Particulars	Network centric Services	Data center Services	Digital Services	Total (A)+(B)+(C)
	(A)	(B)	(C)	
Revenue from operations				
External customers	15,782.76	14,195.94	9,906.88	39,885.58
Intersegment revenues	-	87.75	221.46	309.21
Total Revenue	15,782.76	14,283.69	10,128.34	40,194.79
Operating expenses	(13,919.66)	(7,768.47)	(10,611.85)	(32,299.98)
Intersegment Expenses	(251.79)	-	(57.42)	(309.21)
Segment operating income / (loss)	1,611.31	6,515.22	(540.93)	7,585.60
Unallocable Expenses (Support Service Unit Costs)				(188.18)
Unallocable (expenses)/Income				82.03
Foreign exchange gain / (loss), net				(2.60)
Profit / (loss) before interest, depreciation and tax				7,476.85
Net interest expense				(2,130.27)
Depreciation & Amortisation*				(5,633.05)
Profit / (Loss) before tax				(286.47)
Income tax (expense)/recovery				(498.55)
Profit / (Loss) after taxes				(785.02)

*Refer additional information (b) below for segment allocation of depreciation & amortisation.

Disclosure of Segment Assets and Liabilities

Particulars	March 31, 2026	March 31, 2025
Segment Assets		
Network Centric Services	24,437.01	23,785.36
Data center Services	53,026.54	44,094.32
Digital Services	6,898.00	8,353.45
Unallocated assets	6,321.96	7,110.43
Total Assets	90,683.51	83,343.56
Segment Liabilities		
Network Centric Services	24,145.30	22,399.65



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Particulars	March 31, 2026	March 31, 2025
Data center Services	39,841.04	32,522.89
Digital Services	7,753.00	8,280.16
Total Liabilities	**71,739.34**	**63,202.70**
Capital Employed	**18,944.17**	**20,140.86**

note: unallocated assets consists of deferred tax assets,cash and cash equivalents, Investments other than investments in PPAs and interest accrued on those investments.

Additional Information

a) Capital Expenditure incurred during the year

Particulars	March 31, 2026	March 31, 2025
Network Centric Services	2,450.65	4,196.05
Data center Services	10,365.24	13,483.89
Digital Services	473.51	495.69
Total	**13,289.40**	**18,175.63**

b) Depreciation & Amortisation expense during the year

Particulars	March 31, 2026	March 31, 2025
Network Centric Services	2,452.00	2,176.19
Data center Services	4,473.97	3,145.37
Digital Services	348.28	311.49
Total	**7,274.25**	**5,633.05**

Geographic segments

The Group has two geographic segments viz., India and rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

Description	India	Rest of world	Total
Revenues			
Year ended March 31, 2026	41,735.65	3,141.40	44,877.05
Year ended March 31, 2025	36,849.68	3,035.90	39,885.58

The Group does not disclose information relating to non-current assets located in India and rest of the world as the necessary information is not available and the cost to develop it would be excessive.

Major Customer

During the year under review revenue from one customer (March 31, 2025: one) of the Group's Data center services segment is ₹ 8,018.15 (March 31, 2025: ₹ 6,644.56) which is more than 10% of the Group's total revenue.

39. Related party transactions

(a) Related parties

The related parties where control / significant influence exists are subsidiaries and associates. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director whether executive or otherwise. Key management personnel includes the board of directors and other senior management executives. The other related parties are those with whom the Group has had transaction during the year ended March 31, 2026 and March 31, 2025 are as follows:



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Particulars	Related Parties	Country of Incorporation	% of ownership interest
Holding company	Raju Vegesna Infotech and Industries Private Limited	India	
Wholly owned Subsidiaries of Holding company	Ramanand Core Investment Company Private Limited	India	
	Satya Sravanthi Agrofarms Private Limited		
	Anantha Koti Raju Developers Private Limited		
	V.A.L.S. Developers Private Limited		
	KKAAR Farms and Developers Private Limited		
	Raju Vegesna Properties (India) Private Limited		
	V.A.R. Agrotech Private Limited		
	Village Inns (India) Private Limited		
	Raju Vegesna Developers Private Limited		
	V.R.R. Shelters Private Limited		
	V.R.R Agrotech Private Limited		
	Raju Vegesna Agrofarms and Estates Private Limited		
Subsidiaries	Sify Technologies (Singapore) Pte. Limited	Singapore	100%
	Sify Technologies North America Corporation	USA	100%
	Sify Infinit Spaces Limited*	India	88.45%
	Sify Data and Managed Services Limited	India	100%
	Sify Digital Services Limited	India	100%
	SKVR Software Solution Private Limited*	India	94.34%
Key Managerial Personnel	Mr. Raju Vegesna - Chairman and Managing Director		
	Mr. M P Vijay Kumar - Chief financial officer (till October 21, 2024), Whole time Director		
	Mr. Arun Seth - Independent Director		
	Mr. Ram Sewak Sharma - Independent Director (w.e.f. June 20, 2025)		
	Mr. Thomas Michael Bradicich - Independent Director (w.e.f. July 5, 2024)		
	Mrs. Padmaja Chunduru - Independent Director (w.e.f. October 12, 2024)		
	Mrs. Bala Saraswathi Vegesna - Professional Director		
	Mr. V Ramanujan - Chief financial officer (w.e.f October 22, 2024)		
	Mrs. Meenakshi Jayaraman - Company Secretary		
Trust controlled by KMP	Vegesna Family Trust, USA		
	Raju Vegesna Foundation, India		

*Pursuant to Conversion of Compulsorily Convertible Debentures and Compulsorily Convertible Preference Shares into equity Shares by SISL on February 7, 2026, the holding of Sify Technologies Limited stands reduced from 100% to 88.45%. Consequently, the holding in SKVR Software Solution Private Limited stands reduced from 100% to 94.34%.

(b) Related party transactions and balances

Following is a summary of related party transactions for the year ended March 31, 2026:

Transactions	Note reference	Holding Company	Others	Key Management Personnel
Consultancy services received	D(34)	-	-	-
Sitting fees paid	D(31) & D(34)	-	-	12.57
Salaries and other short-term benefits*	D(29)	-	-	30.37
Contributions to defined contribution plans*	D(29)	-	-	1.71
Share based payment transactions*	D(29)	-	-	-
Lease rentals paid	D(31)	2.94	10.03	-
CSR Contribution made	D(51)	-	24.50	-
Amount of outstanding balances				



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Transactions	Note reference	Holding Company	Others	Key Management Personnel
Advance lease rentals and refundable deposits made	D(5)	0.60	6.00	-
Lease rentals payable		-	-	-

Following is a summary of related party transactions for the year ended March 31, 2025 :

Transactions	Note reference	Holding Company	Others	Key Management Personnel
Consultancy services received	D(34)	-	-	0.01
Sitting fees paid	D(31) & D(34)	-	-	7.50
Salaries and other short-term benefits*	D(29)	-	-	28.40
Contributions to defined contribution plans*	D(29)	-	-	1.54
Share based payment transactions*	D(29)	-	-	-
Lease rentals paid	D(31)	2.25	8.97	-
CSR Contribution made	D(51)	-	20.01	-
Amount of outstanding balances				
Advance lease rentals and refundable deposits made	D(5)	0.60	6.00	-
Lease rentals payable		-	-	-

*Represents salaries and other benefits of Key Management Personnel comprising of Mr. M P Vijay Kumar - Whole Time Director , Mr. V Ramanujan - Chief Financial Officer and Mrs. Meenakshi Jayaram - Company Secretary.

40. Associate Stock Option Plan

The Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005, ASOP 2007 and ASOP 2014. The Compensation Committee grants the options on the basis of performance, criticality and potential of the employees as identified by the management. Each option entitles the holder to purchase one American Depository Share (ADS) at an exercise price determined by the Compensation committee on the date of the grant. There are no options outstanding in respect of ASOP 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007 as at March 31, 2026. The plan details of ASOP 2014 are as follows:

(i) ASOP 2014 - Holding Company

During July 2014, the shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2014. 2,50,00,000 shares are reserved for this plan. Consequently 58,70,800 options were granted to the employees on January 20, 2015. The Company has granted additional 25,000, 1,95,000, 4,65,000, 72,20,000. 3,35,000, 1,50,000, 5,25,000 and 1,84,300 options to employees during the year 2022-23, 2021-22, 2020-21, 2019-20, 2018-19, 2017-18, 2016-17 and 2015-16 respectively.

The options vest in the following manner :

No of Options	Category	Vesting Pattern
43,04,600	Category I	3/5th of the options vest at the end of one year from the date of grant. The remaining 2/5th vests at the end of every half year during second and third years from the date of grant in 4 equal instalments
66,12,700	Category II	2/5th of the options vest at the end of one year from the date of grant. The remaining 3/5th vests at the end of every half year during second, third and fourth years in 6 equal instalments.
40,52,800	Category III	2/5th of the options vest at the end of two years from the date of grant. The remaining 3/5th vests at the end of every half year during third, fourth and fifth years in 6 equal instalments.


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The following table summarises the transactions of stock options under ASOP 2014:

No. of options granted, exercised and forfeited	For the year ended	
	March 31, 2026	**March 31, 2025**
Outstanding at the beginning of the year	**13,41,682**	**63,29,187**
Granted during the year	-	86,30,671
Forfeited and expired during the year	(3,63,664)	(1,28,47,200)
Exercised during the year	(5,05,290)	(7,70,976)
Outstanding at the end of the year	**4,72,728**	**13,41,682**
Vested and exercisable at the end of the year	3,90,000	10,43,802
Weighted average exercise price in ₹	74.13	60.06
Remaining contractual period	**0.10-1.82 Years**	**0.09-2.82 Years**

The fair value of stock options granted has been measured using the Black Scholes model at the date of the grant. The Black Scholes model includes assumptions regarding dividend yields, expected volatility, expected term (or "option life") and risk free interest rates. In respect of the options granted, the expected term is estimated based on the vesting term, contractual term as well as expected exercise behaviour of the employees receiving the option. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Group's publicly traded equity shares. Share prices for the year 2011-12 have been eliminated in determining volatility as there had been extra ordinary price movements during the said period on account of capital infusion by promoters. Dividend yield of the options is based on the recent dividend activity. Risk-free interest rates are based on the Government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside the Group's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in the future periods, stock compensation expense could be materially impacted in future years.

The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 as at March 31, 2026 is furnished below:

	Range of exercise price in ₹	Number outstanding at March 31, 2026	Weighted average exercise price in ₹	Weighted average remaining contractual life
ASOP 2014	34.62 - 135.28	4,72,728	74.13	0.10-1.82 Years

A summary of information about fixed price stock options outstanding with respect to ASOP 2014 as at March 31, 2025 is furnished below:

	Range of exercise price in ₹	Number outstanding at March 31, 2025	Weighted average exercise price in ₹	Weighted average remaining contractual life
ASOP 2014	34.62 - 135.28	13,41,682	60.06	0.09-2.82 Years

(ii) ESOP 2025 - Sify Infinit Spaces Limited ('SISL') - Subsidiary Company

a. Scheme details

The Subsidiary Company has instituted an employee share-based payment scheme titled "SISL Employee Stock Option Plan 2025" ("ESOP 2025"/"Plan"), which was approved by the shareholders at the general meeting held on September 26, 2025 for granting upto 30 million options. Under the Plan, eligible employees of the Subsidiary Company and its holding company may be granted options to acquire equity shares of the Subsidiary Company upon payment of the grant price. Each option is convertible into one equity share upon exercise. The options vest subject to continued employment and achievement of specified performance conditions, with 40% vesting after two years from the grant date and the remaining 60% vesting over the subsequent three years in equal half-yearly tranches. Vesting is linked to both individual performance and Subsidiary Company performance parameters relating to capacity billed, revenue and EBIT. The options may be exercised upon occurrence of a liquidity event such as an initial public offering or strategic sale, in accordance with the terms of the Plan. The options do not carry rights to dividend or voting prior to exercise.


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The following share based payment arrangements were in existence during the current year:

Option Plan	SISL Employee Stock Option Plan 2025
Number of options	1,87,90,000
Grant date	January 18, 2026
Expiry date	January 18, 2031
Exercise price	₹ 150
Vesting pattern	2/5th of the options vests at the end of two years from the date of grant. The remaining 3/5th of the options vests equally every six months over the next 3 years.

b. Fair value on the grant date

The fair value of options is measured using Black-Scholes valuation model. The fair value of the options granted under the stock option scheme is treated as discount and accounted as employee compensation over the vesting period. The key inputs used in the measurement of the grant date fair valuation of equity settled plans is given in the table below:

Particulars	For the year ended	
	March 31, 2026	March 31, 2025
Risk free interest rates	6.45%	-
Expected life	5 years	-
Volatility	15%	-
Dividend yield	0%	-
Exercise price ₹	150	-
Share price on the date of grant ₹	**150**	-

c. Movement in share options during the year:

The movement in the number of stock options are as follows:

No. of options granted, exercised and forfeited	For the year ended	
	March 31, 2026	March 31, 2025
Outstanding at the beginning of the year	-	-
Granted during the year	1,87,90,000	-
Forfeited and expired during the year	-	-
Exercised during the year	-	-
Outstanding at the end of the year	**1,87,90,000**	**-**
Exercisable at the end of the year	**-**	**-**

Range of weighted average remaining contractual life, weighted average fair value and weighted average share price for the options are as follows:

Particulars	For the year ended	
	March 31, 2026	March 31, 2025
Remaining contractual life for the options outstanding as of (years)	4.8 Years	-
Fair value for the options granted during the year ended (₹)	38.36 to 48.40	-

41. Financial instruments

a. Derivative financial instruments

i. Forward and option contracts

Foreign exchange forward contracts and options are purchased to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts are initially recognized at fair value on the date the contract is entered into and subsequently re-measured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized immediately in profit or loss. The counterparties for these contracts are generally banks or financial institutions. The details of outstanding forward contracts as at March 31, 2026 and March 31, 2025 are given below:



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Particulars	Currency	As at March 31, 2026	As at March 31, 2025
Forward/Option contracts (Sell)	$	2.00	Nil
Forward/Option contracts (Buy)	$	Nil	Nil
(Gain) / loss on mark to market in respect of forward contracts outstanding	₹	2.15	Nil

The Group recognized a net gain/(loss) on the forward contracts of ₹ (2.15) (previous year : ₹ Nil) for the year ended March 31, 2026.

The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As at March 31, 2026	As at March 31, 2025
Forward/Option contracts (Sell)	($)	($)
Not later than one month	-	-
Later than one month and not later than three months	2.00	-
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-

ii. Cross Currency Swap:

The Group has entered into Cross Currency Swaps in order to hedge the cash flows arising out of the Principal and Interest payments of the underlying External Commercial Borrowing denominated in USD. The period of the swap contracts is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay Rupees fixed and receive fixed USD principal and interest cash flows during the term of the contract. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of Profit and Loss. The swap contracts outstanding balances as on March 31, 2026 is as follows.

Particulars	Value of the outstanding ₹ term loan	Value of the outstanding $ principal	Mark to Market losses/ (gain)
Tranche 1	14.70	$ 0.20	-
Tranche 2	22.05	$ 0.30	-
Total	**36.75**	**$ 0.50**	**-**

The swap contracts outstanding balances as on March 31, 2025 is as follows

Particulars	Value of the outstanding ₹ term loan	Value of the outstanding $ principal	Mark to Market losses/ (gain)
Tranche 1	44.10	$ 0.60	-
Tranche 2 (Undrawn)	66.15	$ 0.90	-
Total	**110.25**	**$ 1.50**	**-**

The maturity of these contracts extends till five years and six months. The table below summarizes the cash flows (principal) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As at March 31, 2026		As at March 31, 2025	
	Payable ($)	Receivable (₹)	Payable ($)	Receivable (₹)
Less than 1 year	0.50	36.75	1.00	73.50
One to two years	-	-	0.50	36.75
Two to three years	-	-	-	-
Three to four years	-	-	-	-
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	**0.50**	**36.75**	**1.50**	**110.25**



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The Group recognized a net loss on the cross currency swaps of ₹ 7.54 [previous year : ₹ 8.48] for the year ended March 31, 2026.

iii. Interest rate swap:

The Group has entered into Interest Rate Swaps in order to hedge the cash flows arising out of the Interest payments of the underlying ECB. The period of the swap contract is co terminus with the period of the underlying ECB. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to SOFR + 2.5% on notional amount. The swap arrangement is marked to market at the end of every period and losses are recognised in the Statement of Profit and Loss.

The maturity of these contracts extends till five years and six months. The table below summarizes the cash flows (interest) of these derivative financial instruments into relevant maturity groupings based on the remaining period as at the end of the year:

	As at March 31, 2026		As at March 31, 2025	
	Receivable ($)	Payable (₹)	Receivable ($)	Payable ($)
Less than 1 year	*	1.24	0.10	7.37
One to two years	-	-	*	1.24
Two to three years	*	-	-	-
Three to four years	-	-	-	-
Four to five years	-	-	-	-
More than five years	-	-	-	-
Total cash flows	*****	**1.24**	**0.10**	**8.61**

*Amount below rounding off norm adopted by the Group

Total notional amount outstanding as on March 31, 2026 is $ 0.50 (previous year: $ 1.50)

The Group recognized a net mark to market gain on the interest rate swaps of Nil during the year ended March 31, 2026 (Previous year : net mark to market gain on the interest rate swaps of Nil).

b. Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2026 were as follows:

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/ liabilities at FVTOCI	Total carrying value	Total fair value
Assets					
Investments	446.69	-	958.58	1,405.27	1,405.27
Trade receivables	12,647.69	-	-	12,647.69	12,647.69
Cash and cash equivalents	4,097.59	-	-	4,097.59	4,097.59
Other bank balances	973.70	-	-	973.70	973.70
Other financial assets	3,018.16	-	-	3,018.16	3,018.16
Derivative financial instruments	-	8.70	-	8.70	8.70
Liabilities					
Borrowings from banks	25,094.11	-	-	25,094.11	25,094.11
6% Compulsorily Convertible Debentures	4,000.00	-	-	4,000.00	4,000.00
8.95% p.a. Non-Convertible Debentures	2,500.00	-	-	2,500.00	2,500.00
Supplier finance arrangements	4,011.31	-	-	4,011.31	4,011.31
Borrowings from others	6,999.24	-	-	6,999.24	6,999.24
Lease Liabilities	3,902.39	-	-	3,902.39	3,902.39
Trade payables	7,453.75	-	-	7,453.75	7,453.75
Other financial liabilities	3,387.15	-	-	3,387.15	3,387.15


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

The carrying value and fair value of financial instruments by each category as at March 31, 2025 were as follows:

Particulars	Financial assets/ liabilities at amortised costs	Financial assets/ liabilities at FVTPL	Financial assets/ liabilities at FVTOCI	Total carrying value	Total fair value
Assets					
Investments	403.86	-	825.95	1,229.81	1,229.81
Trade receivables	10,892.54	-	-	10,892.54	10,892.54
Cash and cash equivalents	4,997.25	-	-	4,997.25	4,997.25
Other bank balances	1,760.62	-	-	1,760.62	1,760.62
Other financial assets	2,693.52	-	-	2,693.52	2,693.52
Derivative financial instruments	-	18.52	-	18.52	18.52
Liabilities					
Borrowings from banks	20,924.70	-	-	20,924.70	20,924.70
6% Compulsorily Convertible Debentures	6,259.68	-	-	6,259.68	6,259.68
8.95% p.a. Non-Convertible Debentures	2,500.00	-	-	2,500.00	2,500.00
Borrowings from others	5,689.67	-	-	5,689.67	5,689.67
Bank overdraft	326.32	-	-	326.32	326.32
Lease Liabilities	3,810.24	-	-	3,810.24	3,810.24
Trade payables	12,157.32	-	-	12,157.32	12,157.32
Other financial liabilities	2,222.55	-	-	2,222.55	2,222.55

Details of financial assets pledged as collateral

The carrying amount of financial assets as at March 31, 2026 and March 31, 2025 that the Group has provided as collateral for obtaining borrowing and other facilities from the bankers are as follows:

	March 31, 2026	March 31, 2025
Trade receivables	7,637.38	3,356.93
Bank balances	2,992.84	2,105.78
	10,630.22	**5,462.21**

c. Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as of March 31, 2026			Fair value as of March 31, 2025		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Derivative financial assets – gain on outstanding option/forward contracts	-	-	-	-	-	-
Derivative financial assets - gain on outstanding cross currency swaps			10.85			18.52
Liabilities						
Derivative financial liabilities – loss on outstanding option/forward contracts	-	-	2.15	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	-	-	-	-

- Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

- Level 3 – unobservable inputs for the asset or liability

d. **Interest income/(expenses), gains/(losses) recognized on financial assets and liabilities**

	For the year ended	
	March 31, 2026	March 31, 2025
(a) Financial assets at amortised cost		
Interest income on bank deposits	150.04	345.70
Interest income on other financial assets	24.31	43.67
Impairment on trade receivables	(164.31)	(194.80)
(b) Financial assets/liabilities at fair value through profit or loss (FVTPL)		
Net (gains)/losses on fair valuation of derivative financial instruments	9.82	8.48
(c) Financial liabilities at amortised cost		
Interest expenses on lease obligations	(335.67)	(295.59)
Interest expenses on borrowings from banks, others and overdrafts	(3,386.48)	(2,281.84)

42. Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

- Credit risk
- Liquidity risk
- Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework. The Board of Directors has established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group's activities. The Audit Committee oversees how management monitors compliance with the Group's risk management policies and procedures, and reviews the risk management framework. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group's trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables:

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group's customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Group grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments:

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short-term and medium-term deposits placed with banks.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board's approval to hedge such risks in case of need.

Exposure to credit risk

The gross carrying amount of financial assets, net of any impairment losses recognized represents the maximum credit exposure. The maximum exposure to credit risk as at March 31, 2026 and March 31, 2025 was as follows:


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	As at	
	March 31, 2026	**March 31, 2025**
Trade investments	1,405.27	1,229.81
Trade receivables	12,647.69	10,892.54
Cash and cash equivalents	4,097.59	4,997.25
Other bank balances	973.70	1,760.62
Other financial assets	3,026.86	2,712.04
	22,151.11	**21,592.26**

Financial assets

There is no other class of financial assets that is past due but not impaired other than trade receivables. The age analysis of trade receivables have been considered from the date of invoice. Refer Note D (9) for ageing of trade receivables and for activity in the allowance for impairment of trade receivables.

Financial assets that are neither past due nor impaired

Cash and cash equivalents, other assets, other receivables and finance lease receivables are neither past due nor impaired.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Group is also in the process of negotiating additional facilities with Banks for funding its requirements.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2026

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Non-derivative financial liabilities						
Borrowings from banks	25,094.11	30,924.52	11,962.90	8,006.24	4,886.43	6,068.95
6% Compulsorily Convertible Debentures	4,000.00	1,320.98	240.00	480.00	480.00	120.98
8.95% p.a. Non-Convertible Debentures	2,500.00	4,513.75	223.75	447.50	686.31	3,156.19
Borrowings from others	6,999.24	11,131.70	1,313.19	1,716.01	1,689.70	6,412.80
Supplier finance arrangements	4,011.31	4,066.97	4,066.97	-	-	-
Lease Liabilities	3,902.39	10,851.94	805.39	1,526.84	790.79	7,728.92
Trade payables	7,453.75	7,453.75	7,453.75	-	-	-
Other financial liabilities	3,387.15	3,387.15	3,351.15	-	-	36.00
	57,347.95	**73,650.76**	**29,417.10**	**12,176.59**	**8,533.23**	**23,523.84**

As at March 31, 2025

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Non-derivative financial liabilities						
Borrowings from banks	20,924.70	27,624.85	7,192.27	8,020.49	6,365.87	6,046.22
6% Compulsorily Convertible Debentures	6,259.68	8,438.70	600.00	1,200.00	1,200.00	5,438.70
8.95% p.a. Non-Convertible Debentures	2,500.00	4,737.50	223.75	447.50	447.50	3,618.75



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

	Carrying amount	Contractual cash flows	0-12 months	1-3 years	3-5 years	> 5 Years
Borrowings from others	5,689.67	8,294.91	1,652.92	2,168.82	1,047.88	3,425.29
Bank overdraft	326.32	326.32	326.32	-	-	-
Lease Liabilities	3,810.24	10,541.85	689.15	1,335.57	1,043.87	7,473.26
Trade payables	12,157.32	12,157.32	12,157.32	-	-	-
Other financial liabilities	2,222.55	2,222.55	2,186.55	-	-	36.00
	53,890.48	**74,344.00**	**25,028.28**	**13,172.38**	**10,105.12**	**26,038.22**

Market risk:

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk:

The Group's exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange rate fluctuation risk. Group's policy in this regard incorporates:

- Forecasting inflows and outflows denominated in US $ for a twelve-month period

- Estimating the net-exposure in foreign currency, in terms of timing and amount.

- Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

- Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

The Group's exposure to foreign currency risk as at March 31, 2026 was as follows:

All amounts in respective currencies as mentioned (in millions)

	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loan	Net Balance Sheet exposure
USD	0.44	24.02	(6.43)	(0.50)	17.53
GBP	0.02	0.05	(0.07)	-	-
EUR	0.03	0.48	(0.37)	-	0.14
HKD	-	-	(0.07)	-	(0.07)
SGD	-	-	(0.04)	-	(0.04)
AUD	-	-	*	-	*
DHS	-	-	(0.05)	-	(0.05)

*amount below the rounding off norm adopted by the Group.

The Group's exposure to foreign currency risk as at March 31, 2025 was as follows:

All amounts in respective currencies as mentioned (in millions)

	Cash and cash equivalents	Trade receivables	Trade payables	Foreign currency loan	Net Balance Sheet exposure
USD	0.24	13.23	(15.45)	(2.57)	(4.55)
GBP	0.04	0.01	(0.08)	-	(0.03)
EUR	-	0.51	(0.38)	-	0.13
HKD	-	-	(0.09)	-	(0.09)
AUD	-	-	*	-	*
DHS	-	-	(0.01)	-	(0.01)

*amount below the rounding off norm adopted by the Group.


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

A 10% strengthening of the rupee against the respective currencies as at March 31, 2026 and March 31, 2025 would have increased / (decreased) other comprehensive income and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Other comprehensive income	Profit/(loss)
March 31, 2026	-	(166.89)
March 31, 2025	-	38.12

A 10% weakening of the rupee against the above currencies as at March 31, 2026 and March 31, 2025 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk:

Interest rate risk is the risk that an upward movement in interest rates would adversely affect the borrowing costs of the Group.

Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments were as follows:

	Carrying amount	
	March 31, 2026	March 31, 2025
Fixed rate instruments		
Financial assets		
· Fixed deposits with banks	4,492.84	3,412.60
· Investment in debt securities	446.69	403.86
Financial liabilities		
· Borrowings from banks	4,011.31	91.99
· Borrowings from others	9,499.24	14,449.35
Variable rate instruments		
Financial liabilities		
Borrowings from banks	25,094.11	20,832.71
Bank overdrafts	-	326.32

Fair value sensitivity for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity for variable rate instruments

An increase of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis for 2026.

	Equity	Profit or (loss)
March 31, 2026		(40.16)
March 31, 2025		(5.94)

Adecrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

43. Capital management

The Group's capital comprises equity share capital, share premium, retained earnings and other equity attributable to equity holders. The primary objective of Group's capital management is to maximise



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

shareholders value. The Group manages its capital and makes adjustment to it in light of the changes in economic and market conditions. The Group does so by adjusting dividend paid to shareholders. The total equity as on March 31, 2026 is ₹ 18,944.17 (Previous Year: ₹ 20,140.86).

The Group monitors capital using gearing ratio, which is net debt divided by total capital. Net debt comprises of long-term and short-term borrowings and lease liabilities less cash and cash equivalents. Equity includes equity share capital and reserves that are managed as capital. The gearing at the end of the reporting period was as follows:

		As at	
		March 31, 2026	**March 31, 2025**
Debt		42,507.05	39,510.61
Less: cash and cash equivalents		(4,097.59)	(4,997.25)
Net debt	**A**	**38,409.46**	**34,513.36**
Equity	**B**	**18,944.17**	**20,140.86**
Net debt to Equity ratio	**A/B**	**202.75%**	**171.36%**

Increase is due to supplier finance arrangements being classified under borrowings.

No changes were made in the objectives, policies or processes for managing capital of the Group during the current and previous year.

44. Legal proceedings

a) Proceedings before Department of Telecommunications

i) Adjusted Gross Revenue (AGR)

Sify Technologies Limited (Sify) was issued with Unified License (non-access/non-mobile license) pursuant to which Sify provides ISP, NLD & ILD services to enterprise customer and continues to comply and pay a license fee on the licensed activities. DoT demanded a license fee on the non-telecom business revenue on both mobile license holders and non-mobile license holders, including Sify. The demand made by DoT was challenged by mobile (access license) operator and the Supreme Court held that mobile operators have to pay the license fee on the gross revenue as they were using spectrum and had opted for migration package. The Supreme Court later clarified that this judgement was not applicable to non-access/non-mobile operators. The Supreme Court had by its order dated June 10, 2020, accepted the stance of the DoT that the licenses of PSUs are different and the judgement of October 24, 2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. DoT had also issued a demand notice to Sify and to other non-mobile operators seeking to charge a license fee on the non-telecom revenue. Sify challenged the demands before Madras High Court in 2013 and the demands were stayed. Meanwhile one of the non-access and non-

mobile license holder, similar to the license held by Sify, challenged the demand made by DoT before TDSAT, Delhi. TDSAT vide its Order dated February 28, 2022 quashed the demands made by DoT seeking license fee, interest on license fee, penalty and interest on penalty on the revenue accruing from other business revenue (i.e. non-telecom) other than the licensed based activities. Dot issued a demand notice on August 22, 2013 to the Company demanding license fee on the non-telecom revenue against which the Company filed petitions before Hon'ble Madras High Court. After finally hearing the parties, the Hon'ble Madras High Court vide its judgement dated April 30, 2024 quashed the 18 demands made by DoT and held that DoT cannot claim license fee on the non-telecom revenue. DoT has appealed before the Madras High Court challenging the judgement dated April 30, 2024 and the Madras High Court had stayed the judgement dated April 30, 2024 and this was challenged by Sify before the Madras High Court and the order was passed in favour of Sify that no coercive action to be taken by DoT pending disposal of the Writ Appeal. On May 22, 2025, DoT invoked the bank guarantee submitted by Sify without any notice or intimation, claiming that Sify has failed to pay the license fee on "Other Income" for the FY 2020-21, 2021 - 22 and 2023 – 24 and encashed a sum of ₹ 68.70 despite several requests and objections submitted by Sify. Sify submitted its objection and sought clarification on the invocation of bank Guarantee. Further a representation was also submitted to Member Finance and Joint Controller of DoT on the


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

invocation of BG. However, no workings were provided by DoT till date. By letter dated May 28, 2025 and June 11, 2025, DoT called upon Sify to replenish the BG for a sum of ₹ 68.70 and informed to take further action. Sify accordingly replenished the BG under protest and without prejudice to rights. On July 10, 2025, Sify filed writ petitions with the Hon'ble Madras High Court challenging the order of invocation of BG and sought for refund of the encashed amount. The Hon'ble Madras High Court granted interim injunction against DoT and tagged the petitions along with the Writ Appeals. The Writ petitions are pending for final arguments along with the Writ Appeal.

ii) License fees on Pure Internet

DoT migrated the licenses of few service providers, whose licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT by its order dated October 18, 2019 set aside the demand made by the DoT and held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing. Subsequently DoT notified level playing field for all the telecom licensed operator and accordingly the company has started paying AGR on pure internet effective as of April 1, 2022 pursuant to the notification issued by DoT.

b) Online Exam Case

(i) The Company has conducted online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission ("SSC") (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the Company was awarded a contract dated April 12, 2016 for a period of 2 years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of a few of the questions appeared on social media. The Company brought to the notice

of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some parties provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates continued to protest, the Govt of India directed the investigating authority to conduct an enquiry into the allegations. A PIL was also filed before the Hon'ble Court for cancellation of the examination process. However, the Hon'ble Court appointed a high level technical committee to conduct enquiry and submit a report to the Court. A detailed report was submitted by the committee and investigating team before the Hon'ble Court, which held that there was no evidence to show that the examination process was tainted and hence the PIL stood dismissed. Accordingly, SSC released all the payments to Sify for the examination. In 2018, the investigating authority filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the standard operating procedure. The Company believes that it had successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee. The investigating agency choose to name the Company and one of its employees in the chargesheet filed before the CBI Court. Three CBI cases were listed for arguments on admission of charges.

(ii) The Department of Education, Bihar issued an order of blacklisting, after the Company had conducted several online examinations, alleging deficiency without taking into account the deficiency of the agency responsible for the questions, SCERT. A representation was made by the Company


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

along with all the required documents seeking revocation of the Order of blacklisting. While the Company's representation for revocation of the order was pending for consideration, the Company was advised to file a petition before Hon'ble High Court, Patna. Accordingly, the petition filed by Sify to revoke the order of blacklisting was set-aside by Hon'ble Chief Justice of Patna High Court by its order dated April 16, 2025 on merits after hearing both the parties and in the same order the Patna High Court had remitted the matter back to the concerned authority for renewed consideration of the reasons provided by the Company. Subsequently, the Department of Education conducted a meeting on July 8, 2025 as per the direction of the Patna High Court and had issued an order on July 21, 2025 debarring the Company from participating in education tenders in Patna until March 31, 2026. The Company challenged the debarment order before the Patna High Court and on a hearing before the Patna High Court on October 8, 2025, both the Company and the Department of Education presented their arguments. On October 14, 2025 the Patna High Court had passed orders dismissing the writ petition filed by the Company. Subsequently the Company had preferred a Special Leave Petition (SLP) before the Supreme Court challenging the dismissal order of the Patna High Court and when the matter was taken up for hearing the Supreme Court was not convinced to and had shown intent to dismiss the SLP hence the Company had taken leave of the court and withdrew the SLP with the liberty to prefer review before the Patna High Court. Subsequently the Company had filed review petition before the Patna High Court and on March 18, 2026 the Patna High Court had heard the arguments and passed an order categorically mentioning that "the period of blacklisting which will come to end on 31st of March, 2026 and will not come in the way or work to the detriment of the petitioner (Sify) in participating in any fresh tender, in future, if otherwise, the petitioner is found eligible" and disposed the review petition.

c) Others

1) The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2026, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

2) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.40 on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

3) During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) performed an inspection based on the analysis of service tax returns filed by the company in the past. The Company has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 1618 lakhs and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.64 under protest to continue the proceeding with the relevant adjudicating


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand. The amount of ₹ 64.64 paid under protest is accounted as Balance with Service Tax authorities and disclosed under "Other assets" Note.6 to the Consolidated Financial Statements.

4) Sri Devara Suri Appa Rao and four others have initiated a Writ Petition before the High Court of Andra Pradesh, Amaravati bench challenging the allotment of land measuring approximately 0.25 acres by the State Government of Andhra Pradesh in Sy No.134 of Paradesipalem village in favour of Sify Infinit Spaces Limited (SISL) by way of G.O.Ms.No.29 dated August 1, 2025 as illegal, arbitrary and violative of the petitioner's right. The Petitioners claim to be the legal heirs of the late Sri Devara Appaya who was granted patta on March 3, 1905. In 2007, the Vishakapatanam Urban Development Authority attempted to take possession of the property by classifying the property as Banjar Dry (uncultivated land). The petitioner had filed a revision petition before the Director of Survey and Settlement Mangalagiri and such is pending adjudication. The Writ Petition had come for hearing previously on November 24, 2025 and the state government had argued that the Director of Survey and Settlement had dismissed the petition the Petitioners had filed before it and the order copy of the same will be placed before the High Court in the next hearing. The Writ Petition has

come for hearing on February 11, 2026 and on hearing both side arguments the High Court had observed that the subject matter of alienation of the land and the revision petition was dismissed by the Director of Settlements – Revision Authority by its order dated October 30, 2025 this writ petition is also disposed and the interim order granted shall also stand vacated.

45. Adjustment to the Securities Premium Account

a) Pursuant to the approval of the shareholders of the Group at the eleventh annual general meeting held on September 24, 2007 and confirmation by the Honourable High Court of Madras vide its Order dated December 13, 2007, accumulated losses of ₹ 11,626.40 as on April 1, 2007 has been adjusted against the balance in the securities premium account.

b) The Group had an accumulated loss of ₹ 1,978.30 as on March 31, 2013. Consequent to scheme of amalgamation of two subsidiary companies, the accumulated loss stood at ₹ 2,766.10. As part of the said scheme of amalgamation, it was proposed to set off the accumulated losses of the Group and subsidiaries with the Securities Premium account of the Group. Accordingly the debit balance in the "Profit and Loss Statement as on the Appointed Date is ₹ 2,766.10 representing the losses carried forward by the Group and the two subsidiaries (the Transferor Companies). The details of loss incurred/profit earned by the Transferee Company over the last five years prior to the scheme are given below:

Year ended	Amount (₹)
Profit/(Loss) for the year ending	
March 31, 2008	(215.50)
March 31, 2009	(1,766.60)
March 31, 2010	360.30
March 31, 2011	(542.30)
March 31, 2012	(240.00)
March 31, 2013	425.80
Total	**(1,978.30)**
Accumulated loss of subsidiaries as on March 31, 2013:	
Sify Software Limited	(787.40)
Hermit Projects Private Limited	(0.40)
Total accumulated loss as on March 31, 2013	**(2,766.10)**

Hence, the debit balance in the "Profit and Loss Statement" as on the Appointed Date to an extent of ₹ 2,766.10 representing the accumulated losses of the Group as on April 1, 2013 is adjusted against the sum of ₹ 6,900.40 standing to the credit of Securities Premium Account of the Group on the said date. On such



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

adjustment, the Securities Premium Account of the Group shall stand reduced collectively by a sum of ₹ 2,766.10, leaving a credit balance of ₹ 4,134.30.

46. Europe India Gateway

The Group has entered into a contract with Emirates Integrated Telecom ('the Emirates') for the construction and supply of undersea cable capacity from the Europe India Gateway. As per the contract with Emirates, the Group is required to pay its share of decommissioning costs, if any, that may arise in the future. No provision has been made by the Group for such decommissioning costs as the amount of provision cannot be measured reliably as at March 31, 2026. The capacity under the mentioned facility would be upgraded over a period of time.

47. IPO Listing

In 2006, The Ministry of Finance (MoF), issued a press release by which Indian companies cannot raise new capital abroad unless, the securities of the company are listed on a stock exchange in India. However, by virtue of notification issued by the MoF on October 21, 2014, the issuance of depository receipts has been taken out of the 1993 Scheme and is now regulated by the Depository Receipts Scheme, 2014. The 2014 Scheme allows Indian companies, whether listed or unlisted, to access the international capital markets using depository receipts. Such issuances can either be through a public offering of depository receipts or through a preferential allotment or qualified institutional placement. They can also either be sponsored by the issuer company or unsponsored (such as when an existing shareholder sells its holding through the issue of depository receipts). These issuances are subject to the usual foreign investment regime, including in relation to sectoral caps as well as pricing. Moreover, such issuances are permitted only to investors in certain specific jurisdictions as listed in the 2014 Scheme, which currently consists of a list of 34 countries. The earlier condition of mandatory listing in India is dispensed with.

M/s Sify Infinit Spaces Limited ('SISL'), a Subsidiary Company had filed its Draft Red Herring Prospectus ('DRHP') dated October 16, 2025 on October 17, 2025 with Securities and Exchange Board of India ('SEBI'), BSE Limited and National Stock exchange of India Limited in connection with its proposed Initial Public Offering of its equity shares ('Offer').

48. Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	March 31, 2026	March 31, 2025
Trade Receivables	12,647.69	10,892.54
Contract liabilities – Deferred Income		
Current contract liabilities (A)	4,038.81	2,822.79
Non-current contract liabilities (B)	5,096.99	3,289.88
Total Contract liabilities – Deferred Income (A+B)	**9,135.80**	**6,112.67**

Significant changes in unbilled revenue and deferred revenue balances during the year are as follows:

Particulars	For the year ended	
	March 31, 2026	March 31, 2025
Revenue recognised that was included in deferred revenue at the beginning of the year	2,822.70	2,141.58

Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the year ended March 31, 2026 the Group has capitalised ₹ 358.33 (Previous year ₹ 192.66) and amortised ₹ 326.84 (Previous year ₹ 198.97). There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

49. Micro, Small and Medium Enterprises Development Act, 2006 ('MSMED') Disclosure

As per the Office memorandum issued by the Ministry of Micro, Small and Medium Enterprises dated August 26, 2008 recommends that the Micro and Small Enterprises should mention in their correspondence with its customers the Entrepreneurs Memorandum Number as allocated after filing of the Memorandum in accordance with the 'Micro, Small and Medium Enterprises Development Act, 2006' ('the Act'). Accordingly, the disclosure in respect of the amounts payable to such enterprises as at March 31, 2026 and March 31, 2025 has been made in the financial statements based on information received and available with the Group. As per the records available with the Group, there are dues payable to micro and small enterprises as on March 31, 2026. The Group has not received any claim for interest from any supplier as at the balance sheet date.

Particulars	As at March 31, 2026	As at March 31, 2025
a. the principal amount and the interest due thereon remaining unpaid at the end of accounting year*	419.62	117.94
b. the amount of interest paid by the buyer beyond the appointed day during the accounting year	-	-
c. the amount of interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the Micro, Small and Medium Enterprises Development Act, 2006	-	-
d. the amount of interest accrued and remaining unpaid at the end of the accounting year	-	-
e. the amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues above are actually paid to the small enterprise, for the purpose of disallowance of a deductible expenditure under section 23 of the Micro, Small and Medium Enterprises Development Act, 2006.	-	-

*includes dues to micro and small enterprises towards capital expenditure included under other financial liabilities. Refer Note D(22).

50. Issue of shares to the Promoter group

On August 4, 2010, the Board of Directors of the Holding Company proposed the issuance, in a private placement, of upto an aggregate of 12,50,00,000 of the Holding Company's equity shares, par value ₹ 10 per share ("Equity shares"), for an aggregate purchase price of ₹ 4,000.00 to a group of investors affiliated with the Group's promoter, including entities affiliated with Mr Raju Vegesna, the Group's Chairman and Managing Director and Mr Ananda Raju Vegesna, the then Executive Director and brother of Mr Raju Vegesna (the "Offering"). The Holding Company's shareholders approved the terms of the Offering at the Holding Company's Annual General Meeting held on September 27, 2010.

On October 22, 2010, the Holding Company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative of the acquirers in connection with the offering. Accordingly, the Holding Company issued 12,50,00,000 equity shares to Raju Vegesna Infotech and Industries Private Limited, a company affiliated with the promoter group on October 30, 2010. The above shares were subsequently transferred by Raju Vegesna Infotech & Industries Private Limited to Ramanand Core Investment Company Private Limited.

During the Financial Year ended March 31, 2019, the Holding Company has called-up and received a sum of ₹ 10 per share and hence the shares have become fully paid up.

51. Contribution towards Corporate Social Responsibility

	For the year ended March 31, 2026	For the year ended March 31, 2025
Amount required to be spent by the Group during the year	29.02	28.00
Amount of expenditure incurred	27.63	28.21
Shortfall at the end of the year	(1.39)	-
Total of previous years shortfall	-	-



D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Nature of CSR activities

The details of Corporate Social Responsibility activities carried out by the Group are as follows:

Name of the Organisation	Nature of activity	For the year ended March 31, 2026	For the year ended March 31, 2025
Raju Vegesna Foundation, India*	Livelihood enhancement	24.50	20.01
Aerox Constructions	Environmental Protection	2.80	
Voluntary Health Services, Chennai	Promotion of health care	0.33	2.00
Shree Anand Charitable Trust, Mumbai	Livelihood enhancement	-	5.00
Sri Veda Paripalana Sabha	Livelihood enhancement	-	0.20
Pragna Bharathi	Livelihood enhancement	-	1.00
Total		**27.63**	**28.21**

*The Trust is controlled by KMP

Note: The amount remaining unspent amounting to ₹ 1.39 is proposed to be utilized towards further development and maintenance of the park.

Considering the nature of the project involving phased development and maintenance beyond the current financial year, it is proposed to classify the project as an "Ongoing CSR Project.

Pursuant to Section 135(6) of the Companies Act, 2013 read with Rules 2(i) and 4(6) of the Companies (Corporate Social Responsibility Policy) Rules, 2014, any unspent CSR amount relating to an ongoing project—being a multi-year project not exceeding three years (excluding the year of commencement)—shall be transferred within 30 days from the end of the financial year to a special bank account titled "Unspent Corporate Social Responsibility Account." Such amount must be utilised within the prescribed period, failing which it shall be transferred to a fund specified under Schedule VII of the Act, and the Board shall monitor the implementation of the project against the approved timelines and allocations.

52. Bid Price deficiency notice received from NASDAQ :

On July 19, 2024, Sify Technologies Limited (the "Holding Company") received a letter from the Listing Qualifications Department of the Nasdaq Stock Market ("Nasdaq") indicating that, based upon the closing bid price of the Holding Company's common stock for the last 31 consecutive business days, the Holding Company did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

The letter also indicated that the Holding Company will be provided with a compliance period of 180 calendar days, or until January 15, 2025 to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

The letter further provided that if, at any time during this tolling period or the 180-day period, the closing bid price of the Holding Company's common stock is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Holding Company with written confirmation that it has achieved compliance with the minimum bid price requirement.

The Holding Company's ADR price has been trading above $1.00 since October 4, 2024 and NASDAQ vide its letter dated October 18, 2024, has communicated that the Holding Company has regained compliance with the Listing Rule 5550(a)(2) and closed the matter.

53. Acquisition of Print house (India) Private Limited

During FY 2020-21, Sify Technologies Limited (""STL"") has acquired Print House India Private Limited ('PHIPL') through Corporate Insolvency Resolution Process. STL emerged as successful Resolution Applicant (RA) vide Hon'ble National Company Law Tribunal ('NCLT') order dated June 23, 2020. STL took over the management of affairs of PHIPL on October 16, 2020.

During FY 2022-23, the Board of Directors has approved for submitting a Scheme of Amalgamation ('Scheme') for the merger of its fellow subsidiary, Print House (India) Private Limited ('PHIPL') with Sify Infinit Spaces Limited ('SISL') with Hon'ble NCLT. The Company has filed the Scheme of Amalgamation with NCLT. The appointed date of the Scheme was April 1, 2022. Further, Sify Infinit Spaces Limited has received approval for the said Scheme from the shareholders and unsecured creditors of the Company at its meeting held


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

on November 27, 2022 convened by Hon'ble NCLT, Chennai. Hon'ble NCLT has approved the Scheme of Amalgamation filed by Sify Infinit Spaces Limited on July 10, 2023. As per the Hon'ble NCLT order, SISL has issued 8,59,762 equity shares to the shareholders of PHIPL.

54. Acquisition of Patel Auto Engineering Company (India) Private Limited

During the year 2022-23, Sify Technologies Limited (Holding Company) has acquired Patel Auto Engineering Company (India) Private Limited ("PAECIPL") having its registered office in Rabale, Navi Mumbai through Share Purchase agreement dated March 22, 2023 for a consideration of ₹ 525.00 which has been paid to erstwhile shareholders of PAECIPL. PAECIPL have no other asset except a Land allocated by MIDC in their books as on the date of Acquisition. The said land was used for constructing a Data Centre at Rabale.

During FY 2023-24, the Board of Directors has given an approval to file a Scheme of Amalgamation ('Scheme') for the merger of its fellow subsidiary, PAECIPL with its Subsidiary Company (Sify Infinit Spaces Limited). The Scheme of Amalgamation of PAECIPL with SISL is filed with Hon'ble NCLT on February 9, 2024. Scheme of amalgamation is approved by the Hon'ble NCLT on January 9, 2025 effective April 1, 2023. Accordingly, Subsidiary Company has issued 42,71,365 equity shares to the shareholders of PAECIPL.

55. Audit Trail

The Holding Company and the subsidiaries which are companies incorporated in India and whose financial statements have been audited under the Act, have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, the Holding Company and above referred subsidiaries did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Holding Company and the above referred subsidiaries as per the statutory requirements for record retention.

56. Additional disclosure as per part III of Division II of Schedule III to Companies Act 2013

Name of the entity	For the year ended March 31, 2026							
	Net assets i.e., total assets minus total liabilities		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)	
	As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
Parent								
Sify Technologies Limited	78.98%	14,962.50	13.48%	184.23	10.96%	9.00	15.05%	193.23
Indian Subsidiaries								
Sify Data and Managed Services Limited	0.12%	21.97	0.34%	4.67	0.00%	-	0.36%	4.67
Sify Infinit Spaces Limited	115.92%	21,960.94	27.24%	372.17	(2.13)%	(1.75)	28.84%	370.42
Sify Digital Services Limited	2.75%	520.56	(133.27)%	(1,820.99)	7.97%	6.54	(141.28)%	(1,814.45)
SKVR Software Solution Private Limited#	(1.59)%	(300.57)	(1.61)%	(21.97)	0.00%	-	(1.71)%	(21.97)
Foreign subsidiaries								
Sify Technologies (Singapore) Pte Limited	1.89%	357.45	6.01%	82.13	38.65%	31.73	8.87%	113.86
Sify Technologies North America Corporation	2.52%	478.05	(3.08)%	(42.15)	44.56%	36.58	(0.43)%	(5.57)
Consolidation - Elimination & Adjustments	(100.59)%	(19,056.73)	(9.11)%	(124.46)	0.00%	-	(9.69)%	(124.46)
Total	**100.00%**	**18,944.17**	**(100.00)%**	**(1,366.37)**	**100.00%**	**82.10**	**(100.00)%**	**(1,284.27)**


D. Notes forming part of the Consolidated Financial Statements

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Name of the entity	For the year ended March 31, 2025							
	Net assets i.e. total assets minus total liabilities		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)	
	As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
Parent								
Sify Technologies Ltd	73.19%	14,741.60	(74.25)%	(582.88)	17.57%	2.36	(75.24)%	(580.52)
Indian Subsidiaries								
Sify Data and Managed Services Limited	0.09%	17.30	0.61%	4.75	0.00%	-	0.62%	4.75
Sify Infinit Spaces Limited	86.43%	17,408.71	161.02%	1,264.05	(16.90)%	(2.27)	163.53%	1,261.78
Sify Digital Services Limited	4.15%	835.01	(166.77)%	(1,309.19)	(25.32)%	(3.40)	(170.11)%	(1,312.59)
SKVR Software Solution Private Limited#	(1.38)%	(278.60)	(7.12)%	(55.87)	0.00%	-	(7.24)%	(55.87)
Foreign subsidiaries								
Sify Technologies (Singapore) Pte Limited	1.21%	243.59	9.25%	72.65	39.17%	5.26	10.10%	77.91
Sify Technologies North America Corporation	2.40%	483.62	8.87%	69.65	85.48%	11.48	10.51%	81.13
Consolidation - Elimination & Adjustments	(66.09)%	(13,310.37)	(31.61)%	(248.18)	0.00%	-	(32.16)%	(248.18)
Total	**100.00%**	**20,140.86**	**(100.00)%**	**(785.02)**	**100.00%**	**13.43**	**(100.00)%**	**(771.59)**

#The post acquisition profits and Net Assets consolidated are presented above.

57. Events after the reporting period

There are no significant events that have occurred after the reporting period till the date of these financial statements that requires adjustments/disclosure in these financial statements.

58. Reclassification

The figures for the previous year have been reclassified / regrouped wherever necessary for better understanding and comparability. The reclassifications / regroupings do not have material impact on the consolidated financial statements.

As per our report of even date attached

for Manohar Chowdhry & Associates Chartered Accountants Firm Registration No.: 001997S	For and on behalf of the Board of Directors Sify Technologies Limited CIN: U72200TN1995PLC050809	
K S Y Suryanandh *Partner* Membership No.: 237830	**Raju Vegesna** *Chairman and Managing Director* DIN:00529027	**M P Vijay Kumar** *Whole time director* DIN: 05170323
Chennai *April 13, 2026*	**V Ramanujan** *Chief Financial Officer*	**Meenakshi Jayaraman** *Company Secretary*


FORM AOC-1

(All amounts are in Indian Rupees (₹) millions except share data and as stated)

Statement containing the salient features of the financial statements of Subsidiaries / Associates / Joint ventures

(Pursuant to first proviso to Sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014)

Part A: Subsidiaries

Sr. No.	Name of the subsidiary	Financial year ended	Reporting currency	Exchange rate	Share capital	Reserves and surplus	Total assets	Total liabilities	Investments	Turnover	Profit/(loss) before taxation	Provision for taxation	Profit/(loss) after taxation	Proposed dividend	% of shareholding
1	Sify Technologies (Singapore) Pte Ltd	March 31, 2026	USD	94.6543	34.07	323.38	979.85	622.40	-	3,795.19	97.92	(15.79)	82.13	Nil	100%
2	Sify Technologies North America Corporation (Note1)	March 31, 2026	USD	94.6543	0.29	477.76	980.77	502.72	654.93	643.10	(32.27)	(9.88)	(42.15)	Nil	100%
3	Sify Data and Managed Services Limited (SDMS) (Note 2)	March 31, 2026	INR	-	50.00	(28.03)	233.07	211.10	-	-	6.74	(2.07)	4.67	Nil	100%
4	Sify Infinit Spaces Limited (SISL)	March 31, 2026	INR	-	6,039.50	15,921.44	58,188.69	36,227.75	3,696.33	17,605.28	550.02	(177.85)	372.17	Nil	88.45%
5	Sify Digital Services Limited (SDSL)	March 31, 2026	INR	-	2,999.92	(2,479.36)	8,544.10	8,023.54	124.70	9,578.57	(1,716.82)	(104.17)	(1,820.99)	Nil	100%
6	SKVR Software Solution Private Limited (SKVR)	March 31, 2026	INR	-	0.10	(300.67)	4,249.49	4,550.06	-	384.00	(21.97)	-	(21.97)	Nil	51%

Note:

1. 100% common stock is held by M/s. Sify Digital Services Limited, the wholly owned subsidiary of M/s. Sify Technologies Limited and 100% preferred stock is held by M/s. Sify Technologies Limited.

2. The Company has not commenced its operations as of March 31, 2026.

Part B: Associates and Joint Ventures - Not Applicable

For and on behalf of the Board of Directors
Sify Technologies Limited

Raju Vegesna
Chairman and Managing Director
DIN: 00529027

V Ramanujan
Chief Financial Officer

M P Vijay Kumar
Whole Time Director
DIN: 05170323

Meenakshi Jayaraman
Company Secretary

Chennai
April 13, 2026

Notes

Sify Technologies Limited

CIN: U72200TN1995PLC050809
2nd Floor, TIDEL Park
No. 4, Rajiv Gandhi Salai, Taramani
Chennai, Tamil Nadu - 600 113, India
www.sifytechnologies.com/investors
sify.secretarial@sifycorp.com

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